Form 10-K, Exhibit 13
period 1998-06-30
CHECKFREE HOLDINGS CORP \GA\
filed 1998-09-25
CIK 949341

                                                                      Exhibit 13



SELECTED FINANCIAL DATA

The selected consolidated financial data for the year ended June 30, 1998, 1997, the six months ended June 30, 1996 and the year ended December 31, 1995 have been derived from the Company's financial statements included elsewhere in this Annual Report which have been audited by Deloitte and Touche, LLP, independent certified public accountants, whose report thereon is also included elsewhere in this Annual Report. The selected consolidated financial data for the years ended December 31, 1994 and 1993 and as of December 31, 1995, 1994 and 1993, have been derived from audited financial statements of the Company which are not included in this Annual Report. To assist the reader in the analysis of results of operations, unaudited results of operations for the twelve months ended June 30, 1996 and the six months ended June 30, 1995 are also provided. The selected consolidated financial data set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and Notes thereto elsewhere in this Annual Report. The earnings-per-share amounts prior to fiscal year 1998 have been restated to comply with Statement of Financial Accounting Standards No. 128 "Earnings per Share" (SFAS 128) as required. For further discussion of earnings per share and the impact of SFAS 128, see Note 1 to the consolidated financial statements beginning on page 13-22. The financial information for the periods presented below includes all adjustments necessary for a fair presentation of results of operations.


                                                                   Six Months  Six Months  Twelve Months
                                                Year Ended June 30,   Ended      Ended        Ended       Year Ended December 31,
                                               --------------------  June 30,   June 30,     June 30,  ----------------------------
                                                 1998        1997      1996      1995         1996      1995       1994      1993
                                               --------   ---------  ---------   -------   ---------   --------   -------   -------
STATEMENT OF OPERATIONS:

Revenues:

  Processing, servicing and merchant discount  $159,255   $ 104,522  $  33,305   $23,581   $  59,053   $ 49,330   $38,282   $28,986

  License fees                                   28,952      33,088     10,970         -      10,970          -         -         -

  Maintenance Fees                               25,848      22,567      1,978         -       1,978          -         -         -

  Other                                          19,809      16,268      4,787         -       4,788          -       984     1,906
                                               --------   ---------  ---------   -------   ---------   --------   -------   -------
    Total revenues                              233,864     176,445     51,040    23,581      76,789     49,330    39,266    30,892

Expenses:

  Cost of processing, servicing and support     129,924     102,721     35,438    14,461      51,236     30,258    24,212    18,387

  Research and development                       36,265      32,869      9,907     3,019      13,765      6,876     4,724     3,605

  Sales and marketing                            28,839      32,670     17,167     3,060      21,349      7,242     4,427     3,640

  General and administrative                     20,677      18,707      7,338     1,915       9,598      4,134     2,598     2,381

  Depreciation and amortization                  24,999      24,919      6,997     1,194       8,246      2,485     1,922     1,377

  In-process research and development               719     140,000    122,358         -     122,358          -         -         -

  Charge for stock warrants                      32,827           -          -         -           -          -         -         -

  Exclusivity amortization                        2,963       5,958          -         -           -          -         -         -
                                               --------   ---------  ---------   -------   ---------   --------   -------   -------
    Total expenses                              277,213     357,844    199,205    23,649     226,552     50,995    37,883    29,390

Net gain on dispositions of assets               36,173       6,250          -         -           -          -         -         -
                                               --------   ---------  ---------   -------   ---------   --------   -------   -------
Income (loss) from operations                    (7,176)   (175,149)  (148,165)      (68)   (149,763)    (1,665)    1,383     1,502

Interest:

  Income                                          3,464       2,153      1,659       535       3,104      2,135       298       165

  Expense                                          (632)       (834)      (325)     (330)       (484)      (645)     (795)     (279)
                                               --------   ---------  ---------   -------   ---------   --------   -------   -------
Income (loss) before income taxes                (4,344)   (173,830)  (146,831)      137    (147,143)      (175)      886     1,388

Income tax expense (benefit)                       (641)    (12,017)    (8,628)       62      (8,650)        40       400       368
                                               --------   ---------  ---------   -------   ---------   --------   -------   -------
Income (loss) before extraordinary item          (3,703)   (161,813)  (138,203)       75    (138,493)      (215)      486     1,020

Extraordinary item                                    -           -       (364)        -        (364)         -         -         -
                                               --------   ---------  ---------   -------   ---------   --------   -------   -------
Net income (loss)                              $ (3,703)  $(161,813) $(138,567)  $    75   $(138,857)  $   (215)  $   486   $ 1,020
                                               ========   =========  =========   =======   =========   ========   =======   =======

Diluted income (loss) per common share before
  extraordinary item                           $  (0.07)  $   (3.44) $   (3.69)      $ -   $   (4.14)  $  (0.01)  $  0.02   $  0.04

Diluted income (loss) per common share         $  (0.07)  $   (3.44) $   (3.70)      $ -   $   (4.15)  $  (0.01)  $  0.02   $  0.04

Equivalent number of shares outstanding          55,087      46,988     37,420    29,299      33,435     28,219    27,103    26,886

BALANCE SHEET DATA:

Working capital                                $ 78,238   $  20,002  $  45,496   $10,481   $  45,496   $ 81,792   $11,399   $   623

Total assets                                    250,112     223,836    196,230    31,696     196,230    115,642    30,512    17,669

Long-term obligations, less current portion       6,467       8,401      8,324     7,735       8,324      7,282     8,213     8,968

Total stockholder's equity                      183,854     148,644    137,675    16,493     137,675     99,325    16,372     2,985



                                      13-1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         The business was founded in 1981, and following a number of acquisitions and divestitures, reorganized it corporate structure on December 22, 1997. CheckFree Holdings Corporation (the "Company") is the parent corporation of CheckFree Corporation, the principal operating company of the business. In connection with the restructuring, holders of common stock, $.01 par value of CheckFree Corporation (the "Common Stock") became holders of an identical number of shares of Common Stock of CheckFree Holdings Corporation. The restructuring was effected by a merger conducted pursuant to Section 251(g) of the Delaware General Corporation Law, which provides for the formation of a holding company structure without a vote of the stockholders of the Company. (For more detailed information concerning the restructuring, please refer to the Company's Form 8-K filed on December 30, 1997.)

         The Company is the leading provider of electronic commerce services, software and related products for over 2.4 million consumers, 1,000 businesses and 850 financial institutions. The Company designs, develops and markets services that enable its customers to make electronic payments and collections, receive electronic bills and on-line banking offerings, automate paper-based recurring financial transactions and conduct secure transactions on the Internet. As a result of significant acquisitions in 1996 and 1997, the Company operates in three business segments: Electronic Commerce, Software and Investment Services. The Company's electronic transaction processing services, software and related products are targeted to financial institutions, businesses, institutional investment portfolio managers, and their customers.

         Electronic Commerce. Electronic Commerce services offered to financial institutions and their customers include electronic bill payment, electronic home banking, electronic bill presentment and business payments. The Company generates bill payment and home banking revenues through contracts with financial institutions which typically include an implementation fee, a base monthly fee per customer account on services provided by the Company, plus a variable per transaction fee which decreases based on the volume of processed transactions. Contracts typically have three-to-five year terms and generally provide for a monthly minimum fee if certain transaction volumes are not achieved.

         For businesses, the Company provides business payment and bill presentment services, including business electronic bill payment, automated balance transfer services, and automatic payment collection services to companies in the health and fitness and various other service industries. The Company generates revenues from transaction fees and implementation fees. The Company generated revenue from credit card discount fees until March 1997 when the automatic accounts receivable collection business was sold, generating a gain on the sale of $6,250,000.

         On January 27, 1997, the Company acquired Intuit Services Corporation ("ISC") for a total of $199.0 million, including 12.6 million shares of the Company's Common Stock valued at $177.2 million and the present value of cash payments due to Intuit, Inc. ("Intuit") under the Services and License Agreement of $19.6 million. Pursuant to terms of the purchase agreement, in November 1997 the Company received a purchase price adjustment from Intuit in the amount of $8.9 million. In addition to strengthening the Company's leading share of the bill payment and home banking market, under the merger agreement, the Company was the exclusive provider of bill payment and home-banking services for Intuit's personal financial software product, Quicken, through October 1, 1997.

         The Company believes there is a significant opportunity to expand the market for electronic commerce among financial institutions, businesses, and their customers. Paper transactions impose significant costs that can be reduced through electronic execution. The continuing penetration of personal computers and modems into U.S. households, along with the growth in on-line interactive services, are providing the technical infrastructure required to accelerate the acceptance of electronic commerce. In addition, the Company believes the key requirements that must be addressed to increase acceptance of electronic commerce applications include: (1) maintenance of industry-wide quality levels for security, accuracy, reliability, and convenience; (2) reduction in transaction processing costs; (3) application of easy-



                                      13-2
to-use interfaces; and (4) development of seamless integration with the existing financial infrastructure and existing relationships among all parties to a financial transaction. As a result, the Company believes that the opportunity exists to provide an integrated set of electronic services that further automate financial transactions for financial institutions, businesses and their customers. Today, a consumer can access his or her bank account through the internet, receive a series of bills electronically through the financial institution's web site, directly access the merchant's web site for further details on the bill, then approve payment of the bill directly from their home computer.

         Software. The Company entered this segment with the acquisition of Servantis Holdings, Inc. ("Servantis") on February 21, 1996. Servantis was acquired for $165.1 million, primarily through the issuance of 5.7 million shares of the Company's Common Stock valued at $20.00 per share and $42.5 million paid to retire Servantis' long-term debt.

         The Company has been a leading provider of electronic commerce and financial applications software and services for businesses and financial institutions. The Company has designed, marketed, licensed and supported software products for electronic corporate banking, financial lending, regulatory compliance, and document imaging. In addition, the Company offers software consulting and remote processing services.

         The Company's software revenues are derived primarily from the sale of software licenses and software maintenance fees. Software is sold under perpetual licenses and maintenance fees are received through renewable agreements. Software products licensed by the Company provide systems that range from back-office operations to front-end interface with the clients of the Company's customers. Applications include electronic funds transfer, electronic wholesale banking, reconciliation, mortgage loan automation, and imaging technologies, among others.

         During fiscal 1998, the Company made the decision to divest itself of those software applications that do not directly promote its stated strategic direction. As a result, the following sales transactions have been completed:
(a) on August 29, 1997, the Company sold its recovery management business for $33.5 million, which resulted in a gain on the sale of $28.2 million; (b) on March 24, 1998, the Company sold its item processing business for $3.4 million, which resulted in a gain on the sale of $3.2 million; (c) on April 20, 1998, the Company sold its wire and electronic banking businesses for $18.3 million, which resulted in a gain of the sale of $14.7 million. Subsequent to the year ended June 30, 1998, on July 6, 1998, the Company paid $.6 million and agreed to additional installments totaling $0.3 million to a third party that agreed to assume its leasing business. In conjunction with the transaction, the Company paid an additional $3.0 million to a customer to relieve itself from further obligations under a consulting agreement. The sale and related transactions resulted in a loss of $4.7 million which was provided for in the year ended June 30, 1998; and on September 11, 1998, the Company sold its mortgage business for $21.1 million, which is subject to a working capital adjustment within 30 days of closing. As part of the transaction, the Company retained responsibility for certain customer obligations. The expected gain on this transaction is estimated to be approximately $5.4 million.

         The Company's imaging and safe box accounting applications remain available for sale. Applications remaining in the Company's software portfolio include its reconciliation and regulatory compliance offerings.

         Management believes that the major factors affecting customer decisions in this market, in addition to price, are product availability, flexibility, the comprehensiveness of offered products, and the availability and quality of product maintenance, customer support, and training. The Company's ability to compete successfully also requires that it continue to develop and maintain software products and respond to regulatory change and technological advances.

         Investment Services. On May 9, 1996, the Company entered this business segment with the Security APL acquisition for $53 million through the issuance of 2.8 million shares of the Company's Common Stock. The Company offers portfolio accounting and performance measurement to investment advisors, brokerage firms, banks and insurance companies. Clients are able to leverage their systems and



                                      13-3
streamline operations. The Company designs custom solutions with clients, allowing investment managers the kind of functionality that dramatically increases productivity. The full range of portfolio management systems solutions include date conversion, personnel training, trading systems, graphical client reporting, performance measurement, technical network support, interface setup, and DTC processing on behalf of clients.

         The Company generates revenues based on the number of portfolios managed, transaction fees, and implementation fees. Services are provided under contracts with institutional investors through contracts with terms of one-to-three years, which generally provide for minimum fees if certain transaction volumes are not met.


RESULTS OF OPERATIONS

         On April 19, 1996, the Company elected to change its fiscal year end from December 31 to June 30. To assist in the analysis of the results of operations, results from the unaudited periods for the year ended June 30, 1996 and the six months ended June 30, 1995 are also provided. The following table sets forth percentages of revenue represented by certain consolidated statements of operations data:



                                                       Year ended June 30,          Year Ended    Six months ended June 30,
                                                 -------------------------------    December 31,  -------------------------
                                                 1998         1997         1996         1995         1996         1995
                                                 ----         ----         ----         ----         ----         ----

Total revenues                                   100.0%       100.0%       100.0%       100.0%       100.0%       100.0%

Expenses:

  Cost of processing, servicing and support       55.6         58.2         66.7         61.3         69.4         61.3

  Research and development                        15.5         18.6         17.9         13.9         19.4         12.8

  Sales and marketing                             12.3         18.5         27.8         14.7         33.6         13.0

  General and administrative                       8.8         10.6         12.5          8.4         14.4          8.1

  Depreciation and amortization                   10.7         14.1         10.7          5.0         13.7          5.1

  In-process research and development              0.3         79.3        159.3            -        239.7            -

  Charge for stock warrants                       14.0            -            -            -            -            -

  Exclusivity amortization                         1.3          3.4            -            -            -            -
                                                 -----        -----        ------       -----        ------       -----
    Total expenses                               118.5        202.8        295.0        103.4        390.3        100.3

Net gain on dispositions of assets                15.4          3.5            -            -            -            -
                                                 -----        -----        ------       -----        ------       -----
Income (loss) from operations                     (3.1)       (99.3)      (195.0)        (3.4)      (290.3)        (0.3)

Interest:

  Income                                           1.5          1.2          4.0          4.3          3.3          2.3

  Expense                                         (0.3)        (0.4)        (0.6)        (1.3)        (0.6)        (1.4)
                                                 -----        -----        ------       -----        ------       -----
Income (loss) before income taxes                 (1.9)       (98.5)      (191.6)        (0.4)      (287.7)         0.6

Income tax expense (benefit)                      (0.3)        (6.8)       (11.3)         0.1        (16.9)         0.3
                                                 -----        -----        ------       -----        ------       -----
Income (loss) before extraordinary item           (1.6%)      (91.7%)     (180.4%)       (0.4%)     (270.8%)        0.3%
                                                 ======       ======       ======       ======       ======       =====



                                      13-4

YEAR ENDED JUNE 30, 1998 AND 1997

         Revenues. Total revenue increased by $57.5 million, or 32.6%, from $176.4 million to $233.9 million for the years ended June 30, 1997 and 1998, respectively. Estimated purchased profits in deferred revenues assumed in the Servantis acquisition in February 1996 have been eliminated as a purchase accounting adjustment, reducing 1997 revenue by approximately $7.8 million. On a pro forma basis, total revenue increased 32.3% as a result of growth of 50% in Electronic Commerce, 33% in Investment Services and 6% in Software. Pro forma results are based on prior year results excluding the elimination of purchased profits and adjusting for the ISC acquisition and divestitures of the Company's securities business which was sold in October 1996, the credit card processing business which was sold in March 1997, and the recovery management business which was sold in August 1997. Pro forma growth in the Electronic Commerce business unit is driven primarily by an increase in subscribers from approximately 1.7 million at June 30, 1997 (includes ISC subscribers) to over
2.4 million at June 30, 1998. Investment Services revenue growth is due primarily to an increase in portfolios managed from approximately 350,000 at June 30, 1997 to over 500,000 at June 30, 1998. Growth in Software is primarily the result of license and related maintenance and services growth in the reconciliation and compliance product lines on a year over year basis. It should be noted that the rate of the Company's subscriber growth is primarily determined by the direct marketing efforts of its financial institution clients. Historical subscriber growth, therefore, may not be indicative of future growth. For example, in the fourth quarter of fiscal 1998, many of the Company's financial institution clients reduced marketing efforts to their customers to convert from a PC based software front-end offering to a more efficient web-based offering, which resulted in a decline in subscriber growth.

         Processing and servicing revenue increased by $64.8 million, or 69%, from $94.5 million to $159.3 million in the years ending June 30, 1997 and 1998, respectively. On a pro forma basis, excluding the elimination of purchased profits and the sale of the recovery management business, processing and servicing revenue increased by 46% from $109.4 million to $159.3 million in the years ending June 30, 1997 and 1998, respectively. This growth is due primarily to the increase in subscribers in the Electronic Commerce business and the increase in portfolios managed in the Investment Services business mentioned above.

         Merchant discount revenue decreased from $10.0 million to $0 from the year ended June 30, 1997 to the same period in 1998 due to the sale of the Company's credit card processing business in March 1997.

         License fee revenue decreased by 12%, or $4.1 million, from $33.1 million for the twelve months ended June 30, 1997 to $29.0 million in the same period in 1998. On a pro forma basis, adjusting for the sales of the Company's securities and recovery management businesses, license revenue increased by $2.7 million, from $26.3 million to $29.0 million on a year over year basis. Increases in pro forma license revenue are driven primarily by growth in reconciliation and compliance software sales.

         Maintenance revenue increased from $22.6 million to $25.8 million from the year ended June 30, 1997 to the year ended June 30, 1998. On a pro forma basis, excluding elimination of purchased profits and adjusting for the sales of the securities and recovery management businesses, maintenance revenue increased by 2.4%, from $25.2 million to $25.8 million for the same periods. Customer retention rates in the mid to upper 80% range are offset by average maintenance price increases of approximately 7%, as well as first year maintenance from new license sales.

         Other revenue, consisting mainly of consulting fees, increased by $3.5 million, or 21%, from $16.3 million to $19.8 million for the years ended June 30, 1997 and 1998, respectively. On a pro forma basis, excluding the elimination of purchased profits and adjusting for the sales of the securities and recovery management businesses, other revenue increased from $15.9 million to $19.8 million on a year over year basis. Year to date increases are due to increased implementations in all business segments.

         Cost of Processing, Servicing and Support. Processing, servicing, and support costs consist primarily of data processing costs, customer care, technical support, third party transaction fees and consulting delivery costs. The cost of processing, servicing and support was $102.7 million and $129.9



                                      13-5
million or 58.2% and 55.6% of total revenue for the year ended June 30, 1997 and 1998, respectively. Cost of processing, servicing and support as a percentage of servicing only revenue (all except license) and net of purchased profits of $6.5 million in the 1997 servicing only revenue, was 68.5% and 63.4% for the respective twelve-month periods. The efficiency improvement year over year is due primarily to the economies of scale and leverage inherent in the Company's business model as well as an increase in the percentage of electronic transaction processing versus paper processing, which resulted in lower customer care and remittance costs per transaction. In June 1998, the Company processed 55% of payments electronically in the core processing business, an increase from 45% in June 1997. Electronic transactions for ISC operations have increased from 10% at June 1997 to 19% at June 1998.

         Research and Development. Research and development expenses consist primarily of salaries and consulting fees paid to software engineers and business development personnel. Research and development costs were $32.9 million and $36.3 million, or 18.6% and 15.5% of total revenue for the years ended June 30, 1997 and 1998, respectively. Excluding purchased profits, research and development costs were 17.8% and 15.5% for the same twelve-month periods. The absolute dollar increase of $3.4 million was due primarily to additional resources supporting the Company's platform integration efforts referred to as project Genesis and efforts associated with Year 2000 compliance activities. There were no costs capitalized for Year 2000 activities or for project Genesis in either fiscal year, however approximately $0.7 million was capitalized in fiscal 1998 for initial phases of key customer care and bill presentment initiatives. Management expects capitalization of development costs to increase significantly in fiscal 1999 as key strategic initiatives continue to progress.

         Sales and Marketing. Sales and marketing expenses consist primarily of salaries and commissions of sales associates, public relations and advertising costs, customer acquisition fees, and royalties paid to distribution partners. Sales and marketing costs were $32.7 million and 18.5% of total revenues for the year ended June 30, 1997 and $28.8 million and 12.3% of total revenues for the same period in 1998. In conjunction with the purchase of ISC, the Company agreed to pay a $1.0 million per month marketing charge to Intuit for six months commencing in February 1997. Excluding purchased profits and five months of Intuit marketing charges in fiscal 1997 and one month in fiscal 1998, sales and marketing costs were 15.0% and 11.9% of total revenue for the years ended June 30, 1997 and 1998, respectively. Underlying costs as a percentage of revenue has declined due to economies of scale and leverage inherent in the Company's business model.

         General and Administrative. General and administrative expenses consist principally of salaries for administrative, executive, finance and human resource employees. General and administrative expenses were $18.7 million and $20.7 million, or 10.6% and 8.8% of total revenue for the year ended June 30, 1997 and 1998, respectively. Excluding purchased profits, general and administrative expenses were 10.2% and 8.8% of total revenue for the same respective periods. Overall, the Company's general and administrative costs have decreased as a percentage of revenue on a year over year basis due to its ability to leverage corporate support services as revenue continues to grow.

         Depreciation and Amortization. Depreciation and amortization expenses have increased slightly from $24.9 million in fiscal year 1997 to $25.0 million in fiscal year 1998. Decreased amortization related to reductions in tangible and intangible assets resulting from the sales of the securities business in October 1996, the recovery management business in August 1997, the item processing business in March 1998 and the wire and electronic banking business in April 1998 and reductions in intangible assets related to the release of a deferred tax benefit valuation allowance in the quarter ended September 30, 1997 and a purchase price adjustment related to the ISC acquisition in the quarter ended December 31, 1997, is offset by increases in depreciation and amortization resulting from purchases of property, plant and equipment required for Genesis development, data center centralization and in support of the general growth of the business as well as tangible and intangible asset additions related to the purchase of ISC in January 1997.

         In-Process Research and Development. In-process research and development of $140.0 million in 1997 was related to the purchase of ISC and $.7 million in 1998 was related to the purchase of Advanced Mortgage Technologies, Inc. ("AMTI"). Amounts allocated to in-process research and development for



                                      13-6
each of the acquisitions were based on independent appraisals and were expensed at the time of the related acquisition.

         Charge for Stock Warrants. The $32.8 million charge for stock warrants in the year ended June 30, 1998 resulted from two separate transactions. A $32.4 million charge resulted from the vesting of three million warrants in March 1998 related to a ten year processing agreement with a strategic partner announced by the Company in October 1997. A $0.4 million charge resulted from the vesting of 25,000 warrants in June of 1998 related to a five year consulting agreement with a third party. These non-cash charges are based on a Black-Scholes option pricing model valuation of the warrants at the date of vesting. An additional seven million warrants will vest incrementally upon achievement of a series of certain strategic targets and each incremental vesting of warrants will result in a future non-cash charge based on the fair market value of the Company's Common Stock at the date of vesting.

         Exclusivity Amortization. Exclusivity amortization expense in the years ended June 30, 1997 and 1998 are the result of the exclusivity arrangement the Company entered into with Intuit upon the purchase of ISC in January 1997.

         Net Gain on Dispositions of Assets. The net gain on dispositions of assets totaling $6.3 million in the year ended June 30, 1997 resulted from the sale of the credit card business in March 1997. The June 30, 1998 figure of $36.2 million is the net result of several transactions. The Company realized gains on the sales of its recovery management, item processing, and electronic banking / wire businesses of $28.2 million, $3.2 million and $14.7 million, respectively. The gains were offset by an anticipated loss from the pending sale of the leasing business of $4.7 million, expected losses on non-cancelable contracts and related costs totaling $1.0 million resulting in the decision to exit the Web Investor portion of the Investment Services segment and charges totaling $4.2 million for certain equipment and other assets related primarily to data center consolidations where the Company determined the book value of the assets exceeded their net realizable value.

         Interest. Interest income increased by 59%, or $1.3 million, from $2.2 million to $3.5 million for the years ended June 30, 1997 and 1998, respectively. The increase is explained by an increase in average cash and investments from $39.2 million to $49.3 million combined with an increase in average yield.

         Interest expense decreased from $0.8 million to $0.6 million for the years ended June 30, 1997 June 30, 1998, respectively due to lower outstanding notes payable and capital lease obligations on a year over year basis.

         Income Taxes. The effective income tax benefit was 6.9% and 14.8% for the years ended June 30, 1997 and 1998, respectively. For both years, the difference between the effective rate and the statutory rate of 35% was due primarily to non-deductible in-process research and development expenses, non-deductible intangible amortization, and state and local taxes.

SIX MONTHS ENDED JUNE 30, 1996 AND 1995

         Revenues. Processing, servicing and merchant discount revenues increased $9.7 million, or 41.2%, from $23.6 million for the six month period in 1995 to $33.3 million for the same period in 1996. The increase was due primarily to $5.7 million of processing and servicing revenue recognized from the acquisitions of Servantis, Security APL and Interactive Solutions Corporation, a 20% increase in the number of bill payment and home banking consumers (prior to consumers acquired from Servantis) and a 17% increase in the number of transactions processed. In June 1995, the Company reduced its per transaction prices to a major customer based on increased volume of transactions attributable to such customer as part of the Company's monitoring of its pricing structure in each of the markets in which it competes. In addition, license fees, maintenance fees, and other revenue all increased as a result of the business acquisitions.

         Cost of Processing, Servicing and Support. Processing, servicing and support expenses, as a percentage of servicing revenues (all revenues except license fees) were 61.3% and 88.4% for the six



                                      13-7
months ended June 30, 1995 and 1996, respectively. Excluding purchased profits of $9.7 million in 1996, processing, servicing and support costs would have been 71.2% of servicing revenue for the six months ended June 30, 1996 versus 61.2% in 1995. Processing, servicing and supports costs increased as a percentage of servicing due primarily to two pricing changes: (a) in June 1995, the Company reduced its per transaction pricing to a major business services customer based on increased volume of transactions attributable to such customer as part of the Company's monitoring of its pricing structure; and (b) in September 1995, the Company introduced new service and pricing options, including a lower priced bill payment only service to target new users.

         Research and Development. Research and development expenses were $3.0 million and $9.9 million, or 12.8% and 19.4% of revenue during the six months ended June 30, 1995 and 1996, respectively. The increase of $6.9 million was due to $2.7 million of research and development incurred by the acquired companies, plus development efforts on new and existing services and related products, including Electronic Cash Disbursement for business, expanded home banking offerings, enhanced payment processing systems and bill presentment.

         Sales and Marketing. Sales and marketing costs were $3.1 million and $17.2 million, or 13.0% and 33.6% of revenue for the six months ended June 30, 1995 and 1996, respectively. The significant increase of $14.1 million is due to a $6.5 million direct consumer marketing campaign and $7.7 million of increased sales and marketing expenses incurred by the acquired companies during the six months period in 1996.

         General and Administrative. General and administrative expenses were $1.9 million and $7.3 million, or 8.1% and 14.4% of revenue for the six months ended June 30, 1995 and 1996, respectively. This increase of $5.4 million was due to $3.9 million of increased general and administrative expenses related to the acquired companies, increased expenses related to becoming and being a public company (such as legal fees and investor relations) and additional management, finance and human resource associates.

         Depreciation and Amortization. Depreciation and amortization expenses were $1.2 million and $7.0 million or 5.1% and 13.7% of revenue for the six months ended June 30, 1995 and 1996, respectively. The increase of $5.8 million was due primarily to $5.5 million of increased depreciation and amortization expenses related to the acquired companies and the resulting increase in depreciation from $7.1 million of property additions (primarily computer related) for the six months ended June 30, 1996 to support continued product development and the growth of the Company.

         In-Process Research and Development. The Company incurred $122.4 million of in-process research and development costs for the six months ended June 30, 1996, in conjunction with the acquisitions of Servantis, Security APL and Interactive Solutions Corporation ("IS"). The amounts allocated to in-process research and development for each acquisition were based on independent appraisals.

         Interest. Interest income increased from $0.5 million for the six months ended June 30, 1995 to $1.7 million for the six months ended June 30, 1996. The increase was due to the income from the investment proceeds of the initial public offering in September 1995.

         Interest expense of $0.3 million for the six months ended June 30, 1995 was comparable to the interest expense of $0.3 million for the six months ended June 30, 1996.

         Income Taxes. The effective income tax rate was 45.1% and (5.9%) or the six months ended June 30, 1995 and 1996, respectively. For the six months ended June 30, 1995, the effective tax rate was more than the statutory federal rate of 35% due to state and local taxes and non-deductible intangible asset amortization. For the six months ended June 30, 1996, the effective tax benefit was less than the statutory rate due primarily to non-deductible in-process research and development and intangible asset amortization.



                                      13-8

TWELVE MONTHS ENDED JUNE 30, 1996  AND DECEMBER 31, 1995

         Revenues. Processing, servicing and merchant discount revenues increased $9.7, million or 19.7%, from $49.3 million to $59.0 million for the twelve-month periods ending December 31, 1995 and June 30, 1996, respectively. The increase was due primarily to $5.7 million of processing and servicing revenue recognized since the acquisitions of Servantis in February 1996, IS in March 1996, and Security APL in May 1996 as well as an increase in the number of bill payment and home banking consumers (prior to consumers acquired from Servantis) and an increase in the number of transactions processed. In June 1995, the Company reduced its per transaction prices to a major customer based on increased volume of transactions attributable to the customer as part of the Company's on-going monitoring of its pricing structure in each of the markets in which it competed. Additionally, the introduction of license fees, maintenance fees, and other revenues are all attributable to the acquisitions noted above.

         Cost of Processing, Servicing and Support. Processing, servicing and support expenses, as a percentage of servicing only revenues (all revenues except license fees) were 61.3% for the twelve months ended December 31, 1995 and 77.8% for the twelve months ended June 30, 1996. Processing, servicing and supports costs increased as a percentage of servicing only revenue due primarily to two pricing changes: (a) in June 1995, the Company reduced its per transaction pricing to a major business services customer based on increased volume of transactions attributable to such customer as part of the Company's monitoring of its pricing structure; and (b) in September 1995, the Company introduced new service and pricing options, including a lower priced bill payment only service to target new users.

         Research and Development. Research and development expenses were $6.9 million or 13.9% of revenue for the twelve months ended December 31, 1995 and $13.8 million or 17.9% of revenue for the twelve months ended June 30, 1996. The increase of $6.9 million was due to $2.7 million of research and development incurred by the acquired companies, plus development efforts on new and existing services and related products, including Electronic Cash Disbursement for business, expanded home banking offerings, enhanced payment processing systems, and bill presentment.

         Sales and Marketing. Sales and marketing expenses were $7.2 million or 14.7% of revenue for the twelve months ended December 31, 1995 and $21.3 million or 27.8% of revenue for the twelve months ended June 30, 1996. The increase of $14.1 million is due to a $6.5 million direct consumer marketing campaign and $7.7 million of increased sales and marketing expenses incurred by the acquired companies during the second half of 1996.

         General and Administrative. General and administrative expenses were $4.1 million and $9.6 million, or 8.4% and 12.5% of revenue for the twelve months ended December 31, 1995 and June 30, 1996, respectively. This increase of $5.5 million was due to $3.9 million of increased general and administrative expenses related to the acquired companies and increased expenses related to becoming and being a public company (such as legal fees and investor relations).

         Depreciation and Amortization. Depreciation and amortization expenses were $2.5 million and $8.2 million or 5.0% and 10.7% of revenue for the six months ended June 30, 1995 and 1996, respectively. The increase of $5.7 million was due primarily to $5.5 million of increased depreciation and amortization expenses related to the acquired companies and the resulting increase in depreciation from property additions (primarily computer related) in the second half of 1996 to support continued product development and the growth of the Company.

         In-Process Research and Development. The Company incurred $122.4 million of in-process research and development costs for the twelve months ended June 30, 1996, in conjunction with the acquisitions of Servantis, Security APL and IS. The amounts allocated to in-process research and development for each acquisition were based on independent appraisals.

         Interest. Interest income increased from $2.1 million for the twelve months ended December 31, 1995 to $3.1 million for the twelve months ended June 30, 1996. The increase was due primarily to the income from the investment proceeds of the initial public offering that took place in September 1995 which



                                      13-9
provided three months of earnings in the twelve months ended December 31, 1995 and five months earnings in the twelve months ended June 30, 1996 prior to the acquisitions mentioned above.

         Income Taxes. In the twelve month period ended December 31, 1995, the Company incurred a tax expense of $40,000 while incurring a pre-tax loss of $175,000. The effective tax rate for the twelve month period ending June 30, 1996 was (5.9%). The difference in both years between the effective tax rate and the statutory rate of 35% was due to non-deductible expenses including intangible amortization in both 1995 and 1996 and additionally, in-process research and development in 1996.

SEGMENT INFORMATION

         The following table sets forth operating revenue and operating income by industry segment for the periods noted (in thousands). Charges identified as in-process research and development, charge for stock warrants, exclusivity and net gain on dispositions of assets are separated from the operating results of the segment for a better understanding of the underlying performance of each segment. Explanations of these charges can be found in the Year ended June 30, 1998 and 1997 section of this report:


                                                                       YEAR ENDED JUNE 30,
                                                                     1998               1997
                                                                ---------------     --------------

    Operating Revenue:

       Electronic Commerce                                           $ 137,972           $ 85,926

       Software                                                         66,143             68,113

       Investment Services                                              29,749             22,406
                                                                ---------------     --------------
          Total Operating Revenue                                    $ 233,864          $ 176,445
                                                                ===============     ==============
    Operating Income (Loss):

       Electronic Commerce                                            $ (1,342)         $ (20,487)

       Software                                                          8,393              4,324

       Investment Services                                               6,225              2,171

       Corporate                                                       (20,116)           (21,449)

       In Process Research and Development                                (719)          (140,000)

       Charge for Stock Warrants                                       (32,827)                -

       Exclusivity                                                      (2,963)            (5,958)

       Net Gain on Dispositions of Assets                               36,173              6,250
                                                                ---------------     --------------
          Total Operating Loss                                        $ (7,176)        $ (175,149)
                                                                ===============     ==============


         Revenue in the Electronic Commerce business unit increased by $52.0 million, or 61%, from $85.9 million to $137.9 million for the years ended June 30, 1997 and 1998, respectively. On a pro forma basis, assuming twelve months of ISC results are included in and the credit card processing business is excluded from reported results, revenue increased 50% which was driven primarily by growth in subscribers from approximately 1.7 million at June 30, 1997 to approximately 2.4 million at June 30, 1998. The segment reported an operating loss of $20.5 million for the year ended June 30, 1997 and an operating loss of $1.3 million for the year ended June 30, 1998, a reported improvement of $19.2 million year over year. On a pro forma basis, operating results improved from a loss of $31.4 million for the year ended June 30, 1997 to a loss of $1.3 million for the same period in 1998. Favorable operating results are primarily due to continued revenue growth as well as continued efficiency improvements in remittance and customer care costs, reduction in costs from the integration of ISC and significant economies of scale and leverage inherent in the segment's business model. Cost improvements in customer care and remittance are primarily the result of growth in the percentage of electronic versus paper payments, year over year. It should be noted that the rate of the Company's subscriber growth is primarily determined by the direct marketing efforts of its financial institution clients. Historical subscriber growth, therefore, may not be indicative of future growth. In the fourth quarter of fiscal 1998, many of the Company's financial institution clients reduced marketing efforts toward new subscribers to allow them time to convert from a PC based software front-end offering to a more efficient web-based offering, which resulted in a decline in



                                     13-10
quarter over quarter subscriber growth. While the Company believes this is a short-term occurrence, there is no assurance that subscriber growth will return to its previous double-digit quarterly growth rate.

         Software revenue decreased from $68.1 million to $66.1 million for the years ended June 30, 1997 and 1998, respectively, on a reported basis. On a pro forma basis, adjusting the prior year to exclude the effect of purchased profits and to eliminate results contributed by the credit management business, revenue increased by 6% year over year. Revenue growth is primarily the result of increased license sales driven by growth in the Company's reconciliation and compliance products and related maintenance and services revenue generated from new license sales in fiscal 1997 and 1998. Reported operating profits improved from $4.3 million for the year ended June 30, 1997 to $8.4 million for the year ended June 30, 1998. On a pro forma basis, operating income increased from $5.3 million to $8.3 million for the same periods, respectively. Gains on the sale of divested businesses allowed the Company to release a deferred tax benefit valuation allowance which in turn reduced goodwill and other intangible assets related to the Servantis acquisition. Additionally, at the end of the third quarter of fiscal 1998, when the Company announced intentions to divest software units, related intangible assets were reclassified on the balance sheet as assets held for sale and amortization on these intangibles ceased at that time. The resulting decrease in intangible amortization in Software on a year over year basis was approximately $3.7 million. Of the software products announced for sale, item processing, electronic banking and wire sales took place in the year ended June 30, 1998. Subsequent to year-end 1998, leasing was sold in July 1998 and mortgage in September 1998. This leaves only imaging and safe box accounting to be disposed.

         Revenue in Investment Services has increased by 33% from $22.4 million to $29.7 million for the year ended June 30, 1997 and 1998, respectively. This improvement is due primarily to an increase in the number of portfolios managed from approximately 350,000 at June 30, 1997 to approximately 500,000 at June 30, 1998. Approximately 60,000 of the portfolio growth took place in the fourth quarter of 1998 alone. Operating profits increased from $2.2 million to $6.2 million from fiscal 1997 to fiscal 1998. Improvements in operating results are due to the leverage and economies of scale inherent in the segment's business model.

         The Corporate segment represents charges for the Company's human resources, legal, accounting and finance functions and various other unallocated overhead charges. Corporate achieved an improvement in operating costs from $21.4 million for the year ended June 30, 1997 to $20.1 million for the same period in 1998. The improvements are due to successful efforts to assimilate the various acquisitions and leverage the existing infrastructure in response to overall growth in the business.

         In-process research and development in the year ended June 30, 1997 is related to the acquisition of ISC in January 1997 and in the year ended June 30, 1998 is related to the acquisition of AMTI in October 1997.


YEAR 2000

         State of Readiness: The Company is moving all of its Electronic Commerce Division processing to Year 2000-ready environments and is making satisfactory progress to ensure that all of its systems will be ready for any date-based functions related to the millennium. An inventory of all information-technology and non-information technology systems is maintained and periodically updated. Those functions that are likely to have a material effect on Company business have been identified and assessed. Validation is based on third party representations and/or internal testing. Based on a review of third-party representations, the Company is not currently aware of any third-party issue applicable to the Year 2000 that is likely to have a material impact on the conduct of business, the results of operations or the financial condition of the company. Previous implementation phases included building a Year 2000-ready data center and the physical move of the processing systems to that center. The final implementation phase will include the planned migration of customers from the Chicago and Columbus systems to the Year 2000-ready environment (previously referred to as Genesis) followed by applicable testing on that system to be completed by the middle of 1999. In anticipation of limited customer migration from the Austin system to Genesis before January 1, 2000, the Austin system has been made Year 2000 ready and testing with



                                     13-11
financial institutions is underway. Any of the existing systems or facilities that will be retained have been or will be made Year 2000-ready by the end of calendar 1998. During the first half of calendar 1999, the company will address any remaining Year 2000 functions that are not considered "mission-critical".

         Costs to Address the Company's Year 2000 Issues: Although the development of Genesis has taken into account relevant Year 2000 issues, the planned conversion was not accelerated due to Year 2000 issues and explicit Year 2000 costs are not included in Genesis development costs. The following chart reflects the Company's Year 2000-specific costs. The fiscal year 1998 costs are attributed to remediation of legacy systems and applications. The costs to complete include remediation, testing and independent verification but are primarily budgeted to remedy any contingencies that have not heretofore been anticipated.

                                                          (IN THOUSANDS)
                                                        YEAR ENDED JUNE 30,
                                    COST TO            ---------------------
     BUSINESS SEGMENT              COMPLETE            1998             1997              TOTAL
                                 ------------          -----          ------             -------

Electronic Commerce                 $ 1,400            $ 100          $     -            $ 1,500

Software                                500              500                -              1,000

Investment Services                     701              375                -              1,076

Corporate                               300                -                -                300
                                    -------            -----          --------           -------

    Total                           $ 2,901            $ 975          $     -            $ 3,876
                                    =======            =====          ========           =======



         Risks of the Company's Year 2000 Issues: In order to accurately process transactions, the Company must rely on technology supported by its customers and suppliers. Transaction processing relies on transmissions of data from consumer personal computers, through financial institution and merchant web servers and the internet, over third party data and voice communication lines, and through the Fed Funds System. Failure by the Company, its customers or suppliers to adequately address the Year 2000 issues in a timely manner could impede the Company's ability to process transactions and have a direct impact on its ability to generate revenue per agreements with financial institution, merchant and direct customers. This in turn could have a material impact on the conduct of business, the results of operations and the financial condition of the Company. Accordingly, the Company plans to address all Year 2000 issues before problems materialize. The Company believes that associated costs are adequately budgeted for in its fiscal year 1999 business plans. However, should efforts on the part of the Company, its customers and suppliers fail to adequately address their relevant Year 2000 issues, the most likely worst case scenario would be a total loss of revenue to the Company.

         The Company's Contingency Plans: The Company is internally reviewing and testing all mission critical systems and major system components for Year 2000 compliance and intends to have an independent review of this testing completed by the end of calendar 1998. Additionally, Year 2000 considerations will be incorporated into the Company's business contingency plans in the same timeframe.

         The Company cannot guarantee that its efforts will prevent all consequences and there may be undetermined future costs due to business disruption that may be caused by customers, suppliers or unforeseen circumstances.




LIQUIDITY AND CAPITAL RESOURCES

         The following table sets forth a summary of cash flow activity and should be read in conjunction with statements regarding the Company's liquidity and capital resources:



                                     13-12

                                                            Summary of Cash Flows
                                    ---------------------------------------------------------------------
        (in thousands)                                                   Six Months
                                      Year Ended       Year Ended           Ended           Year Ended
                                       June 30,         June 30,          June 30,         December 31,
                                         1998             1997              1996               1995
                                    ---------------   --------------    --------------    ---------------

Cash provided by (used in)
  operating activities                   $ (11,673)        $ (7,831)         $ (6,646)           $ 2,361

Cash flow provided by (used in)
   investing activities                     12,767           24,912           (37,132)           (22,785)

Cash flow provided by (used in)
   financing activities                      3,355           (5,982)              925             82,055
                                    ---------------   --------------    --------------    ---------------

Net increase (decrease) in
   cash and cash equivalents               $ 4,449         $ 11,099         $ (42,853)          $ 61,631
                                    ===============   ==============    ==============    ===============



         While the Company historically funded its business primarily through cash flows generated from operations, the sale of equity securities and capital lease financing, from the six months ended June 30, 1996 through the year ended June 30, 1998, there have been several acquisitions and divestitures that have had a significant impact on cash flow.

         For the year ended June 30, 1998, the Company used $11.7 million of cash flow in operating activities. During the year, $24.5 million in net investments in trading securities were reflected as cash used in operations. In previous periods, all investments were classified as available for sale and therefore, related investment activities did not impact operating cash flow. The change to trading securities is an effort to maximize yields within the Company's conservative investment guidelines and not to significantly impact the risk profile of the portfolio. From an investing perspective, the Company generated $54.7 million of cash from the sale of the various software businesses, $23.8 million from sales and maturities of available for sale investments, $8.9 million from receipt of a purchase price adjustment related to the ISC acquisition, and $0.3 million from the sales of other assets. Investing receipts were offset by $27.9 million of investment in property additions, primarily for computer and operational equipment and facilities related to completion of the Norcross, Georgia processing center and in conjunction with project Genesis; $20.3 million in the purchase of investments ($19.3 million of available for sale and $1.0 million of trading); $14.9 of investment in a note receivable in conjunction with the proposed purchase of a building in Columbus, Ohio; $10.0 million as final payment of the purchase price of ISC; payment of $1.0 million for the purchase of AMTI; and $0.7 million in capitalization of software costs. From a financing perspective, $5.4 million of cash was provided by stock option exercises, the employee stock purchase plan, and the Company's 401(k) matching contribution which was offset by payments of $1.1 million in satisfaction of an outstanding note payable and $0.9 million in capital lease obligations. In total, cash and cash equivalents increased by $4.4 million for the year. As a result of the above, the Company's current ratio has improved from 1.3 at June 30, 1997 to 2.3 at June 30 1998 and related working capital has increased from $20.0 million to $78.2 million for the same periods. In the coming year, the Company expects to earn a profit and believes that existing cash and cash equivalents and expected cash from remaining software divestitures early in fiscal 1999 will be sufficient to meet presently anticipated operating, working capital and capital expenditure requirements for the foreseeable future. To the extent that additional capital resources are required, the Company has access to an unused $20 million line of credit.

          For the year ended June 30, 1997, the Company used $7.8 million for operating activities. The sale of certain businesses generated proceeds of $28.9 million while $0.6 million was received from stock options exercised during the year. The Company invested $11.4 million, net of cash acquired, for the acquisition of ISC. Certain stockholders from the Security APL purchase exercised options to sell back to the Company 276,469 of common shares at a price of $19 per share. The company received proceeds of $16.5 million on net maturities and sales of available for sale investments, $9.8 million was invested in property and software additions, while $0.6 million was received on the sale of property and equipment. Principal payments on capital leases totaled $1.1 million, $50,000 was applied to the repayment of



                                     13-13
stockholder notes payable and an additional $68,750 was expended on repayment of outstanding notes payable balances. Cash and cash equivalents increased by $11.1 million for the year.

         During the six-month period ended June 30, 1996, the Company used $6.6 million for operating activities. The Company invested $39.4 million, net of cash acquired, for the acquisitions of Servantis and Security APL. These acquisitions were partially funded through $10.6 million of maturities and sales of available for sale investments. $7.1 million of funds were invested in property additions, $1.3 million on capitalization of software development costs, $0.6 million on the repayment of notes payable and $.6 million was applied to principal payments on capital lease obligations. The Company borrowed $1.1 million under an unsecured loan and received $0.9 million from the exercise of stock options. Cash and cash equivalents decreased by $42.9 million for the period.

         For the year ended December 31, 1995, the Company received proceeds of $82.7 from the issuance of 4,975,310 shares of its common stock in the initial public offering. An additional $2.3 million of cash was generated from operating activities and $.4 million was received from the combination of stock options exercised and payments on stockholder notes receivable. $16.4 million of funds were invested in a net increase in short term U.S. Government securities, $3.4 million was invested in property additions, $3.0 million was invested in a trademark license and $1.0 million was applied to principal payments on capital lease obligations. Cash and cash equivalents increased by $61.6 million for the period.


INFLATION

         The Company believes the effects of inflation have not had a significant impact on the Company's results of operations.

RECENT ACCOUNTING PRONOUNCEMENTS

         In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 130, "Reporting Comprehensive Income," which is effective for fiscal years beginning after December 15, 1997. The Statement requires businesses to disclose comprehensive income and its components in their general-purpose financial statements, with reclassification of comparative (earlier period) financial statements. The adoption of SFAS 130 is not expected to have a material impact on the Company's financial statement disclosures.

         In June 1997, the FASB issued SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," which is effective for fiscal years beginning after December 15, 1997. SFAS 131 redefines how operating segments are determined and requires disclosure of certain financial and descriptive information about a company's operating segments. The adoption of SFAS 131 is not expected to have a material impact on the Company's financial statement discosures.

         In October 1997, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants issued SOP 97-2, "Software Revenue Recognition," which is effective for periods beginning after December 15, 1997. The Statement provides guidance for recognizing revenue on software transactions (superceding SOP 91-1, "Software Revenue Recognition"). The adoption of SOP 97-2 is not expected to have a material impact on the Company's revenue recognition policies or financial statement disclosures.

In March 1998, the AcSEC issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which is effective for periods beginning after December 15, 1998. The Statement distinguishes accounting for the costs of computer software developed or obtained for internal use from guidance under SFAS 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." The adoption of SOP 98-1 is not expected to have a material impact on the Company's software capitalization policies or financial statement disclosures.



                                     13-14

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

         Except for the historical information contained herein, the matters discussed in this annual report include certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and
Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Those statements include, but may not be limited to, all statements regarding the intent, belief and expectations of the Company and its management, such as statements concerning the Company's future profitability and Year 2000 issues. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, the factors set forth under the caption "Business - Business Risks" in the Annual Report on Form 10-K for the year ended June 30, 1998 and other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. One or more of these factors have affected, and in the future could affect, the Company's businesses and financial results in future periods and could cause actual results to differ materially from plans and projections. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate. Therefore, there can be no assurance that the forward-looking statements included in this Annual Report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person, that the objectives and plans of the Company will be achieved. All forward-looking statements made in this Annual Report are based on information presently available to the Company's management. The Company assumes no obligation to update any forward-looking statements.



                                     13-15

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of CheckFree Holdings Corporation and Subsidiaries:

We have audited the accompanying consolidated balance sheets of CheckFree Holdings Corporation (the "Company") and its subsidiaries as of June 30, 1998 and 1997 and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended June 30, 1998 and 1997, the six months ended June 30, 1996, and the year ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries at June 30, 1998 and 1997 and the results of their operations and their cash flows for the years ended June 30, 1998 and 1997, the six months ended June 30, 1996, and the year ended December 31, 1995, in conformity with generally accepted accounting principles.


/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Atlanta, Georgia
August 11, 1998, except for Note 20 as to which the date is September 11, 1998



                                     13-16

CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
JUNE 30, 1998 AND 1997
(IN THOUSANDS, EXCEPT SHARE DATA)
--------------------------------------------------------------------------------

ASSETS                                                                                            1998            1997

CURRENT ASSETS:
  Cash and cash equivalents                                                                    $  36,535       $  32,086
  Investments                                                                                     24,533           4,431
  Accounts receivable, net                                                                        32,960          44,507
  Assets held for sale                                                                            15,881
  Notes receivable                                                                                14,882
  Prepaid expenses and other assets                                                                4,678           2,197
  Deferred income taxes                                                                            7,231           3,002
                                                                                               ---------       ---------

        Total current assets                                                                     136,700          86,223

PROPERTY AND EQUIPMENT - Net                                                                      50,920          44,027

OTHER ASSETS:
  Capitalized software, net                                                                       11,387          26,644
  Intangible assets, net                                                                          30,474          56,896
  Investments                                                                                      1,006              15
  Deferred income taxes                                                                           12,889           3,063
  Other noncurrent assets                                                                          6,736           6,968
                                                                                               ---------       ---------

        Total other assets                                                                        62,492          93,586
                                                                                               ---------       ---------

                                                                                               $ 250,112       $ 223,836
                                                                                              ==========       =========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                                                                             $   8,536       $   7,051
  Accrued liabilities                                                                             24,738          31,056
  Customer deposits                                                                                  422             434
  Current portion of long-term obligations                                                         1,180             953
  Deferred revenue                                                                                19,710          26,498
  Income taxes payable                                                                             3,876             229
                                                                                               ---------       ---------

       Total current liabilities                                                                  58,462          66,221

ACCRUED RENT AND OTHER                                                                             1,329             570

LONG-TERM OBLIGATIONS - Less current portion:
  Obligations under capital leases                                                                 6,467           7,301
  Note payable to bank                                                                                             1,100
                                                                                               ---------       ---------

       Total long-term obligations                                                                 6,467           8,401

COMMITMENTS (Notes 11, 12 and 13)

STOCKHOLDERS' EQUITY:
  Preferred stock - 15,000,000 authorized shares, $.01 par value; no amounts issued or outstanding
  Common stock - 150,000,000 authorized shares, $.01 par value; issued 56,364,839 shares,
    55,546,321 shares, respectively                                                                  564             555
  Additional paid-in capital                                                                     492,109         454,850
  Less:
    Treasury stock - at cost, 963,295 shares, 1,041,552 shares, respectively                      (4,362)         (6,007)
    Accumulated deficit                                                                         (304,457)       (300,754)
                                                                                               ---------       ---------

       Total stockholders' equity                                                                183,854         148,644
                                                                                               ---------       ---------

                                                                                               $ 250,112       $ 223,836
                                                                                               =========       =========


See notes to consolidated financial statements.



                                     13-17

CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
--------------------------------------------------------------------------------

                                                                                        SIX MONTHS
                                                       YEAR ENDED JUNE 30,                ENDED            YEAR ENDED
                                                  ----------------------------           JUNE 30,         DECEMBER 31,
                                                     1998                1997              1996               1995

REVENUES:
  Processing and servicing                       $    159,255       $     94,528       $     27,142       $     39,536
  Merchant discount                                                        9,994              6,163              9,794
  License fees                                         28,952             33,088             10,970
  Maintenance fees                                     25,848             22,567              1,978
  Other                                                19,809             16,268              4,787
                                                 ------------       ------------       ------------       ------------

      Total revenues                                  233,864            176,445             51,040             49,330

EXPENSES:
  Cost of processing, servicing and support           129,924            102,721             35,438             30,258
  Research and development                             36,265             32,869              9,907              6,876
  Sales and marketing                                  28,839             32,670             17,167              7,242
  General and administrative                           20,677             18,707              7,338              4,134
  Depreciation and amortization                        24,999             24,919              6,997              2,485
  In-process research and development                     719            140,000            122,358
  Charge for stock warrants                            32,827
  Exclusivity amortization                              2,963              5,958
                                                 ------------       ------------       ------------       ------------

      Total expenses                                  277,213            357,844            199,205             50,995

  Net gain on dispositions of assets                   36,173              6,250
                                                 ------------       ------------       ------------       ------------

LOSS FROM OPERATIONS                                   (7,176)          (175,149)          (148,165)            (1,665)

OTHER:
  Interest income                                       3,464              2,153              1,659              2,135
  Interest expense                                       (632)              (834)              (325)              (645)
                                                 ------------       ------------       ------------       ------------

LOSS BEFORE INCOME TAXES                               (4,344)          (173,830)          (146,831)              (175)

INCOME TAX EXPENSE (BENEFIT)                             (641)           (12,017)            (8,628)                40
                                                 ------------       ------------       ------------       ------------

LOSS BEFORE EXTRAORDINARY ITEM                         (3,703)          (161,813)          (138,203)              (215)

EXTRAORDINARY ITEM, EXTINGUISHMENT
  OF DEBT - Net of tax                                                                         (364)
                                                 ------------       ------------       ------------       ------------

NET LOSS                                         $     (3,703)      $   (161,813)      $   (138,567)      $       (215)
                                                 ============       ============       ============       ============


BASIC AND DILUTED LOSS PER SHARE:

  Loss before extraordinary item                 $      (0.07)      $      (3.44)      $      (3.69)      $      (0.01)
  Extraordinary item                                                                          (0.01)
                                                 ------------       ------------       ------------       ------------

      Net Loss                                   $      (0.07)      $      (3.44)      $      (3.70)      $      (0.01)
                                                 ============       ============       ============       ============

  EQUIVALENT NUMBER OF SHARES                      55,086,742         46,988,225         37,419,580         28,218,521
                                                 ============       ============       ============       ============

See notes to consolidated financial statements.



                                     13-18

CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(IN THOUSANDS, EXCEPT SHARE DATA)
--------------------------------------------------------------------------------

                                                     NUMBER OF                                 NUMBER OF
                                                     SHARES OF       COMMON     ADDITIONAL     SHARES OF     TREASURY
                                                      COMMON        STOCK AT      PAID-IN      TREASURY      STOCK AT
                                                       STOCK           PAR        CAPITAL        STOCK         COST

BALANCE, DECEMBER 31, 1994                          27,619,193       $ 276       $ 17,210       (757,536)     $ (629)
  Net loss
  Stock options exercised                              270,262           3            172
  Tax benefit associated with exercise of stock
    options                                                                            57
  Sale of common stock, net of expenses related
    to public offering                               4,975,310          50         82,694
  Repayment of loans to stockholders
                                                    ----------       -----      ---------       --------    --------

BALANCE - December 31, 1995                         32,864,765         329        100,133       (757,536)       (629)
  Net loss
  Stock options exercised                              874,195           9            862
  Tax benefit associated with exercise of stock
    options                                                                         1,100
  Issuance of common stock and stock options
      pursuant to acquisitions                       8,535,840          85        174,727
  Repayment of loans to stockholders
                                                    ----------       -----      ---------       --------    --------

BALANCE - June 30, 1996                             42,274,800         423        276,822       (757,536)       (629)
  Net loss
  Stock options exercised                              636,309           6            591
  Tax benefit associated with exercise of stock
    options                                                                           887
  Issuance of common stock and stock options
      pursuant to acquisitions                      12,635,212         126        176,550
  Treasury stock acquired                                                                       (284,016)     (5,378)
                                                    ----------       -----      ---------       --------    --------

BALANCE - June 30, 1997                             55,546,321         555        454,850     (1,041,552)     (6,007)
  Net loss
  Stock options exercised                              708,661           8          2,204                        (47)
  Employee stock purchases                             109,857           1          1,572
  401(k) match                                                                                    78,257       1,692
  Warrants issued                                                                  32,827
  Tax benefit associated with exercise of stock
    options                                                                           656
                                                    ----------       -----      ---------       --------    --------

BALANCE - June 30, 1998                             56,364,839       $ 564      $ 492,109       (963,295)   $ (4,362)
                                                    ==========       =====      =========       ========    ========


                                                    STOCKHOLDERS'                   TOTAL
                                                     NOTES         ACCUMULATED   STOCKHOLDERS'
                                                    RECEIVABLE       DEFICIT        EQUITY

BALANCE, DECEMBER 31, 1994                            $ (326)         $ (159)     $ 16,372
  Net loss                                                              (215)         (215)
  Stock options exercised                                                              175
  Tax benefit associated with exercise of stock
    options                                                                             57
  Sale of common stock, net of expenses related
    to public offering                                                              82,744
  Repayment of loans to stockholders                     192                           192
                                                        ----      ----------     ---------

BALANCE - December 31, 1995                             (134)           (374)       99,325
  Net loss                                                          (138,567)     (138,567)
  Stock options exercised                                                              871
  Tax benefit associated with exercise of stock
    options                                                                          1,100
  Issuance of common stock and stock options
      pursuant to acquisitions                                                     174,812
  Repayment of loans to stockholders                     134                           134
                                                        ----      ----------     ---------

BALANCE - June 30, 1996                                    -        (138,941)      137,675
  Net loss                                                          (161,813)     (161,813)
  Stock options exercised                                                              597
  Tax benefit associated with exercise of stock
    options                                                                            887
  Issuance of common stock and stock options
      pursuant to acquisitions                                                     176,676
  Treasury stock acquired                                                           (5,378)
                                                        ----      ----------     ---------

BALANCE - June 30, 1997                                    -        (300,754)      148,644
  Net loss                                                            (3,703)       (3,703)
  Stock options exercised                                                            2,165
  Employee stock purchases                                                           1,573
  401(k) match                                                                       1,692
  Warrants issued                                                                   32,827
  Tax benefit associated with exercise of stock
    options                                                                            656
                                                        ----      ----------     ---------

BALANCE - June 30, 1998                                 $ -       $ (304,457)    $ 183,854
                                                        ====      ==========     =========


See notes to consolidated financial statements.



                                     13-19

CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                                          SIX MONTHS
                                                                 YEAR ENDED JUNE 30,         ENDED           YEAR ENDED
                                                              --------------------------    JUNE 30,         DECEMBER 31,
                                                                   1998          1997         1996              1995

OPERATING ACTIVITIES:
  Net loss                                                       $ (3,703)   $ (161,813)   $ (138,567)         $ (215)
  Adjustments to reconcile net loss to net cash
    provided by (used in) operating activities:
    Extraordinary item, extinguishment of debt, net of tax                                        364
    Write-off of in-process research and development                  719       140,000       122,358
    Write-off of capitalized software                                             3,619
    Issuance of warrants                                           32,827
    Exclusivity amortization                                        2,963         4,938
    Depreciation and amortization                                  24,999        24,919         6,997           2,485
    Deferred income taxes                                          (5,499)      (13,101)       (8,654)             79
    Net gain on dispositions of assets                            (36,173)       (6,250)
    Loss on disposal of property and equipment                                      641           100              13
    Purchases of investments - Trading                            (28,799)
    Proceeds from maturities and sales of investments,
       net - Trading                                                4,267
    Accretion of investment discount - net                                                                       (337)
    Change in certain assets and liabilities (net of
       acquisitions):
      Accounts receivable                                          (5,095)      (10,952)       (1,110)         (1,500)
      Prepaid expenses and other                                   (1,834)       (2,976)          821            (915)
      Refundable income taxes                                                                                    (144)
      Accounts payable                                              1,492         1,249         2,606             223
      Accrued liabilities                                            (555)        3,837         3,428           2,623
      Customer deposits                                               (13)          366           272             (26)
      Deferred revenue                                                239         7,509         4,586             228
      Income taxes payable                                          2,492           183           153            (153)
                                                                 --------    ----------    ----------          ------

        Net cash provided by (used in) operating activities       (11,673)       (7,831)       (6,646)          2,361

INVESTING ACTIVITIES:
  Property additions                                              (27,939)       (9,755)       (7,090)         (3,431)
  Proceeds from the sale of property and equipment                    340           588            29
  Proceeds from the sale of assets                                 54,650        28,900
  Purchase of note receivable                                     (14,882)
  Proceeds from purchase price adjustment                           8,889
  Capitalization of software development costs                       (731)                     (1,312)
  Purchase of businesses, net of cash acquired                    (11,000)      (11,363)      (39,404)
  Purchases of investments - Held-to-maturity                      (1,006)       (3,000)                      (54,079)
  Purchases of investments - Available-for-sale                   (19,311)
  Proceeds from maturities and sales of investments,
    net - Available-for-sale                                       23,757        19,542        10,645          37,725
  Purchase of trademark license                                                                                (3,000)
                                                                 --------    ----------    ----------          ------

         Net cash provided by (used in) investing activities       12,767        24,912       (37,132)        (22,785)


                                                                     (Continued)



                                     13-20

CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                                           SIX MONTHS
                                                                 YEAR ENDED JUNE 30,          ENDED         YEAR ENDED
                                                              --------------------------     JUNE 30,        DECEMBER 31,
                                                                   1998          1997          1996             1995

FINANCING ACTIVITIES:
  Proceeds from sale of common stock                                                                         $ 82,744
  Repayment of notes payable and other debt extinguishment       $ (1,144)     $    (69)     $   (609)            (75)
  Proceeds from notes payable                                                                   1,100             225
  Principal payments under capital lease obligations                 (931)       (1,076)         (571)         (1,038)
  Proceeds from stock options exercised                             2,165           591           871             232
  Proceeds from employee stock purchase plan                        1,573
  Proceeds from employee 401(k) plan                                1,692
  Purchase of treasury stock                                                     (5,378)
  Receipts (payments) on stockholder notes                                          (50)          134             (33)
                                                                 ---------     ---------     ---------       --------

        Net cash provided by (used in) financing activities         3,355        (5,982)          925          82,055
                                                                 ---------     ---------     ---------       --------

NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                                  4,449        11,099       (42,853)         61,631

CASH AND CASH EQUIVALENTS:
  Beginning of period                                              32,086        20,987        63,840           2,209
                                                                 ---------     ---------     ---------       --------

  End of period                                                  $ 36,535      $ 32,086      $ 20,987        $ 63,840
                                                                 =========     =========     =========       ========


See notes to consolidated financial statements.

                                                                     (Concluded)



                                     13-21

CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED JUNE 30, 1998 AND 1997,
THE SIX MONTHS ENDED JUNE 30, 1996,
AND THE YEAR ENDED DECEMBER 31, 1995
--------------------------------------------------------------------------------


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Organization - CheckFree Holdings Corporation (the "Company") is the parent company of CheckFree Corporation ("CFC"), the principal operating company of the business. CFC was organized in 1981 and is a leading provider of transaction procession services, software and related products to financial institutions and businesses and their customers throughout the United States. See Note 18 for a description of the Company's business segments. Following a number of acquisitions and divestitures, CFC reorganized its corporate structure on December 22, 1997. In connection with the restructuring, holders of common stock ("Common Stock") of CFC became holders of an identical number of shares of Common Stock of the Company. The restructuring was effected by a merger conducted pursuant to
      Section 251(g) of the Delaware General Corporation Law, which provides for the formation of a holding company structure without a vote of the stockholders of the Company.

      Principles of Consolidation and Change in Fiscal Year - The accompanying consolidated financial statements include the results of operations of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated.

      The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Effective January 1, 1996, the Company changed its fiscal year-end from December 31 to June 30. The following presents unaudited summarized consolidated financial information for the six months ended June 30, 1995:

          Total revenues                                     $ 23,581,000
          Loss from operations                                    (68,000)
          Income taxes                                             62,000
          Net income                                               75,000
          Net income per share (basic and diluted)                    Nil



      Processing Agreements - The Company has agreements with transaction processors to provide origination and settlement services for the Company. Under the agreements, the Company must fund service fees and returned transactions when presented. These agreements expire at various dates through June 1999.

      Transaction Processing - In connection with the timing of the Company's financial transaction processing, the Company is exposed to credit risk in the event of nonperformance by other parties, such as



                                     13-22
      returns and chargebacks. The Company utilizes credit analysis and other controls to manage its credit risk exposure. The Company also maintains a reserve for future returns and chargebacks.

      Cash and Cash Equivalents - The Company considers all highly liquid debt instruments (primarily United States government agency obligations and commercial paper) purchased with maturities of three months or less to be cash equivalents. Substantially all cash and cash equivalents are on deposit with six financial institutions.

      Investments - The Company's investments consist primarily of United States government, government agency or state obligations. The Company classifies these investments as available-for-sale, trading or held-to-maturity securities in accordance with Statement of Financial Accounting Standards ("SFAS") 115, "Accounting for Certain Investments in Debt and Equity Securities". Such investments are carried at amortized cost, which approximates market value.

      Property and Equipment - Property and equipment are stated at cost. Property and equipment are depreciated using the straight-line and accelerated methods over the estimated useful lives as follows: land improvements, building and building improvements, 15 to 30 years; computer equipment, software, and furniture, 3 to 7 years. Equipment under capital leases is amortized using the straight-line method over the terms of the leases. Leasehold improvements are amortized over the lesser of the estimated useful lives or remaining lease periods.

      Capitalized Software Costs - Software development costs incurred prior to the establishment of technological feasibility are expensed as incurred. Software development costs incurred after the technological feasibility of the subject software product has been established are capitalized in accordance with SFAS 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." Capitalized software development costs are amortized on a product-by-product basis using either the estimated economic life of the product on a straight-line method or the ratio of current year gross product revenue to current and anticipated future gross product revenue, whichever is greater. Unamortized software development costs in excess of estimated future net revenues from a particular product are written down to estimated net realizable value.

      Amortization of software costs totaled $5,198,000, $7,687,000, $2,521,000, and $208,000 for the years ended June 30, 1998 and 1997, the six months ended June 30, 1996, and the year ended December 31, 1995, respectively.

      Intangible Assets - The costs of identified intangible assets are generally amortized on a straight-line basis over periods from 8 months to 15 years. Goodwill is amortized on a straight-line basis over 10 years. At each balance sheet date, a determination is made by management to ascertain whether the intangible assets have been impaired based on several criteria, including, but not limited to, sales trends, undiscounted operating cash flows, and other operating factors.

      Capital Stock - On April 21, 1995, the Company's stockholders increased the authorized number of shares of $.01 par value Common Stock to 25,000,000 and on August 8, 1995 increased the number of authorized shares of $.01 par value Common Stock to 150,000,000. In addition, on August 8, 1995, the Company's stockholders authorized the Board of Directors to issue up to 15,000,000 shares of $.01 par value preferred stock in one or more series and to establish such relative voting, dividend, redemption, liquidation, conversion and other powers, preferences, rights, qualifications, limitations and restrictions as the Board of Directors may determine without further stockholder approval. No preferred shares have been issued.



                                     13-23

      Advertising - The Company expenses advertising costs as incurred. Advertising expenses were $4,275,000, $2,110,000, $7,159,000, and
      $1,758,000 for the years ended June 30, 1998 and 1997, the six months ended June 30, 1996, and the year ended December 31, 1995, respectively.

      Basic and Diluted Loss Per Share - On July 1, 1997, the Company adopted the provisions of SFAS 128 "Earnings Per Share" and has restated per share data for all prior periods where applicable. Basic loss per common share is determined by dividing loss available to common shareholders by the weighted average number of common shares outstanding. Diluted per-common-share amounts assume the issuance of common stock for all potentially dilutive equivalent shares outstanding. Anti-dilution provisions of SFAS 128 requires consistency between diluted per-common-share amounts and basic per-common-share amounts in loss periods. For the periods reported, there were no differences between basic and diluted earnings per share. The number of anti-dilutive equivalent shares excluded from the per share calculations are 1,725,000, 1,218,000, 1,931,000, and 2,843,000 for the years ended June 30, 1998 and 1997, the six months ended June 30, 1996, and the year ended December 31, 1995, respectively. All share and per share information has been adjusted for the five-for-one stock split on May 1, 1995 and the 5.2614-for-one split on the effective date of the initial public offering (September 28, 1995).

      Impairment of Long-Lived Assets - In accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of," the Company periodically assesses the likelihood of recovering the cost of long-lived assets based on its expectations of future profitability and undiscounted cash flows of the related business operations. These factors, along with management's plans with respect to the operations, are considered in assessing the recoverability of property, equipment and purchased intangibles. During 1998, in conjunction with the Company's platform integration efforts referred to as project Genesis, the Company consolidated three processing centers from Chicago, Illinois, Austin, Texas, and Columbus, Ohio, into one processing center located in Norcross, Georgia. As a result of this consolidation and a physical inventory of fixed assets at the related business units, all identified assets which were determined to have no alternative use or value were written off. Of the total write-off of $4.0 million, $3.0 million was recorded in the quarter ended September 30, 1997 and the remaining $1.0 million in the quarter ended June 30, 1998.

      Recent Accounting Pronouncements - In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS 130, "Reporting Comprehensive Income," which is effective for fiscal years beginning after December 15, 1997. The Statement requires businesses to disclose comprehensive income and its components in their general-purpose financial statements, with reclassification of comparative (earlier period) financial statements. The adoption of SFAS 130 is not expected to have a material impact on the Company's financial statement disclosures.

      In June 1997, the FASB issued SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," which is effective for fiscal years beginning after December 15, 1997. SFAS 131 redefines how operating segments are determined and requires disclosure of certain financial and descriptive information about a company's operating segments. The adoption of SFAS 131 is not expected to have a material impact on the Company's financial statement disclosures.

      In October 1997, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 97-2, "Software Revenue Recognition," which is effective for fiscal years beginning after December 15, 1997. The Statement provides guidance for recognizing revenue on software transactions (superseding SOP 91-1, "Software Revenue Recognition"). The adoption of SOP 97-2 is not expected to have a material impact on the Company's revenue recognition policies or financial statement disclosures.



                                     13-24

      In March 1998, the AcSEC issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which is effective for fiscal years beginning after December 15, 1998. The Statement distinguishes accounting for the costs of computer software developed or obtained for internal use from guidance under SFAS 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." The adoption of SOP 98-1 is not expected to have a material impact on the Company's software capitalization policies or financial statement disclosures.

      Reclassifications - Certain amounts in the prior years' financial statements have been reclassified to conform to the 1998 presentation.

      REVENUE RECOGNITION

      - Processing and Servicing - Processing and servicing revenues include revenues from transaction processing, electronic funds transfer and monthly service fees on consumer funds transfer services. The Company recognizes revenue when the services are performed.

           As part of processing certain types of transactions, the Company earns interest from the time money is collected from its customers until the time payment is made to the applicable merchants. These revenues, which are generated from trust account balances not included on the Company's balance sheet, are included in processing and servicing and totaled $9,676,000, $3,228,000, $1,019,000, and
           $1,623,000 for the years ended June 30, 1998 and 1997, the six months ended June 30, 1996, and the year ended December 31, 1995, respectively.

      - Merchant Discount - Merchant discount revenues are recognized when the services are performed. Interchange fees incurred in the settlement of merchant credit card transactions are included in processing and servicing expenses.

      - License Fees - Revenue from software license agreements is recognized upon delivery of the software if there are no significant postdelivery obligations in accordance with SOP 91-1. The revenue related to significant postdelivery obligations is deferred and recognized using the percentage-of-completion method.

      - Maintenance Fees - Maintenance fee revenue is recognized ratably over the term of the related contractual support period, generally 12 months.

      - Other - Other revenue consists primarily of consulting and training services. Consulting revenue is recognized principally on a percentage-of-completion basis and training revenue is recognized upon delivery of the related service.

      EXPENSE CLASSIFICATION

      - Processing, Servicing and Support- Processing, servicing and support costs consist primarily of data processing costs, customer care and technical support, and third party transaction fees, which consist primarily of credit card interchange fees and ACH transaction fees.

      - Research and Development - Research and development expenses consist primarily of salaries and consulting fees paid to software engineers and business development personnel.



                                     13-25

      - Sales and Marketing - Sales and marketing expenses consist primarily of salaries and commissions of sales employees, public relations and advertising costs, customer acquisition fees and royalties paid to distribution partners.

      - General and Administrative - General and administrative expenses consist primarily of salaries for administrative, executive, finance, and human resource employees.

      - Depreciation and Amortization - Depreciation and amortization on capitalized assets is recorded on a straight-line basis over the appropriate useful lives.

      - In-process Research and Development - In-process research and development consists of charges resulting from acquisitions whereby the purchase price allocated to in-process software development was based on the determination that in-process research and development had no alternative future use after taking into consideration the potential for usage of the software in different products, resale of the software, or other internal use.

      - Charge for Stock Warrants - Charge for stock warrants consists of noncash charges for vested warrants issued to third parties under agreements whereby issued warrants vest upon achievement of certain strategic objectives.

      - Exclusivity Amortization - Exclusivity amortization consists of the amortization of an intangible asset established in conjunction with a marketing agreement with a strategic partner whereby the Company retains certain exclusive rights to bill payment processing through the partner's financial management software over a specific period of time.

2.    ACQUISITIONS AND DISPOSITIONS

      On October 3, 1997, the Company acquired certain assets of Advanced Mortgage Technologies, Inc. ("AMTI") for cash of $1.0 million. The acquisition was treated as a purchase for accounting purposes, and accordingly, the assets and liabilities were recorded based on their fair values at the date of the acquisition. Of the total purchase price, $0.2 million was allocated to goodwill and $0.1 million to other identifiable intangible assets. Additionally, $0.7 million was allocated to in-process research and development, which was charged to operations at the time of the acquisition.

      On January 27, 1997, the Company acquired Intuit Services Corporation ("ISC") for a total of $199.0 million, including 12.6 million shares of common stock valued at $177.2 million, the present value of cash payments due to Intuit, Inc. under the Services and License Agreement of $19.6 million and acquisition costs of $2.2 million. The acquisition was treated as a purchase for accounting purposes, and, accordingly, the assets and liabilities were recorded based on their fair values at the date of the acquisition. Of the total purchase price, $28.9 million was allocated to goodwill. In addition, $140.0 million was allocated to in-process research and development, which was charged to operations at the time of the acquisition. $7.9 million was allocated to an exclusivity agreement with Intuit, Inc. and is being amortized on a straight-line basis over the contractual life of eight months. A further $3.5 million was allocated to other identifiable intangible assets and $20.3 million allocated to tangible assets. ISC's operations are included in the consolidated results of operations from the date of the acquisition.



                                     13-26

      On May 9, 1996, the Company acquired Security APL, Inc. ("Security APL") for $53 million, including 2.8 million shares of common stock, valued at $18.50 per share. The acquisition was treated as a purchase for accounting purposes, and, accordingly, the assets and liabilities were recorded based on their fair values at the date of the acquisition. Of the total purchase price, $10.9 million was allocated to goodwill, $9.0 million to other identifiable intangible assets and $9.8 million to tangible assets. Additionally, $28.8 million was allocated to in-process research and development, which was charged to operations at the time of the acquisition. Security APL's operations are included in the consolidated results of operations from the date of the acquisition.

      In March 1996, the Company acquired Interactive Solutions Corp. ("IS") for $3.0 million, including 85,000 shares of common stock valued at $21.25 per share. The acquisition was treated as a purchase for accounting purposes, and, accordingly, the assets and liabilities were recorded based on their fair values at the date of the acquisition. Of the total purchase price, $3.0 million was allocated to in-process research and development, which was charged to operations at the time of the acquisition. IS' operations are included in the consolidated results of operations from the date of the acquisition.

      On February 21, 1996, the Company acquired Servantis Systems Holdings, Inc. ("Servantis") for $165.1 million, including 5.7 million shares of common stock, valued at $20.00 per share, the issuance of stock options valued at $8.2 million and the retirement of certain debt of $42.5 million. The acquisition was treated as a purchase for accounting purposes, and accordingly, the assets and liabilities were recorded based on their fair values at the date of the acquisition. Of the total purchase price, $11.2 million was allocated to goodwill, $46.5 million to other identifiable intangible assets and $55.2 million to tangible assets. In addition, $90.6 million was allocated to in-process research and development, which was charged to operations at the time of the acquisition. Servantis' operations are included in the consolidated results of operations from the date of the acquisition.

      Consistent with the Company's policy for internally developed software, the Company determined the amounts to be allocated to in-process research and development based on whether technological feasibility had been achieved and whether there was any alternative future use for the technology. As of the date of the acquisitions, the Company concluded that the in-process research and development had no alternative future use after taking into consideration the potential for usage of the software in different products, resale of the software and internal usage.

      The unaudited pro forma results of operations of the Company for the year ended June 30, 1997, the six months ended June 30, 1996, and the twelve months ended June 30, 1996, assuming the acquisitions occurred at the beginning of each period are as follows (in thousands, except per share data):

                                                    YEAR ENDED           SIX MONTHS ENDED       12 MONTHS ENDED
                                                     JUNE 30,                 JUNE 30,              JUNE 30,
                                                       1997                     1996                  1996

Total revenues                                      $ 194,354                $ 69,607              $ 131,815
Loss before extraordinary item                        (28,567)                (34,290)               (43,872)
Net loss                                              (28,567)                (34,655)               (44,236)
Net loss per share (basic and diluted)              $   (0.53)               $  (0.65)             $   (0.81)
Weighted average shares outstanding                    54,272                  53,630                 54,529

      This information is presented to facilitate meaningful comparisons to on-going operations and to other companies. The unaudited pro forma amounts above do not include a charge for in-process research and development of $122.4 million and $140.0 million arising from the Servantis, Security APL and IS



                                     13-27
      acquisitions in 1996 and the ISC acquisition in 1997, respectively. Previous operations of AMTI were insignificant and therefore, require no pro forma considerations. The unaudited pro forma information is not necessarily indicative of the actual results of operations had the transactions occurred at the beginning of the periods presented, nor should it be used to project the Company's results of operations for any future periods.

      On April 20, 1998, the Company sold certain software and related assets of its wire transfer and cash management businesses for cash of $18.25 million resulting in a net gain on the sale of $14.7 million.

      On March 24, 1998, the Company sold certain software and related assets of its item processing business for cash of $3.4 million resulting in a net gain on the sale of $3.2 million.

      On August 29, 1997, the Company sold certain software and related assets of its recovery management business for cash of $33.5 million resulting in a net gain on the sale of $28.2 million.

      On March 26, 1997, the Company sold certain assets and certain contracts and licensed certain proprietary software for processing automatic accounts receivable through credit cards or the Automated Clearing House resulting in a net gain on the sale of $6,250,000.

3.    INVESTMENTS

      Investments as of June 30, 1998 and 1997 are as follows (in thousands):

                                                                                       JUNE 30,
                                                                               ------------------------
                                                                                   1998        1997

Available-for-Sale - U.S. Government and Government Agency
    Obligations                                                                               $ 4,446

Held-to-Maturity - State Obligations                                             $ 1,006

Trading                                                                           24,533
                                                                                --------      -------
    Total                                                                       $ 25,539      $ 4,446
                                                                                ========      =======


      Available-for-Sale - Gross unrealized gains and losses related to available-for-sale investments at June 30, 1997 were insignificant. In addition, sales of securities and related realized gains/losses, based on the specific identification cost method, were insignificant for each of the periods presented.

      Held-to-Maturity - The difference between the amortized cost and the aggregate fair value of held-to-maturity investment at June 30, 1998 was insignificant.

      Trading - Trading investments are classified as current assets and are recorded at fair value.

      Contractual maturities of debt securities classified as held-to-maturity at June 30, 1998 are as follows:

        Due after one year through five years                      $1,006
                                                                   ======

      Expected maturities will differ from contractual maturities because debt issuers may have the right to call or prepay obligations with or without call or prepayment penalties.



                                     13-28

4.    ACCOUNTS RECEIVABLE

      Accounts receivable consist of the following (in thousands):

                                                   JUNE 30,
                                            -----------------------
                                             1998           1997

Trade accounts receivable                   $22,739        $22,049
Unbilled trade accounts receivable           10,654         20,958
Other receivables                             3,037          5,717
                                            -------        -------
                                             36,430         48,724
Less allowance for doubtful accounts          3,470          4,217
                                            -------        -------

    Total                                   $32,960        $44,507
                                            =======        =======



5.    ASSETS HELD FOR SALE

      In April 1998, the Company announced plans to divest several of its software businesses through the sale of software and related assets. Assets of the Company's mortgage, leasing, imaging, and safe box accounting businesses totaling $15.9 million are comprised of trade, unbilled, and other accounts receivable (net of an allowance for doubtful accounts), property, and equipment dedicated to the businesses, capitalized software, and other purchased intangible assets. Sales of all businesses are expected to be completed by September 30, 1998 and the assets are anticipated to be recovered from the proceeds of the sales.

6.    NOTE RECEIVABLE

      In May 1998, in anticipation of a tax-free exchange of property, the Company loaned $14.9 million to a third party to purchase a building on its behalf. Interest of 8% is earned monthly commencing in June 1998 and the note is payable at the earlier of the sale of the Company's building in Columbus, Ohio, or May 1999. The estimated fair value of the note receivable approximates the carrying value based on currently available instruments with similar interests rates and remaining maturities.

7.    INCOME TAXES

      The Company accounts for income taxes in accordance with SFAS 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. In accordance with SFAS 109, deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense (benefit) is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.



                                     13-29

      Income tax expense (benefit) consists of the following (in thousands):

                                                                                            SIX MONTHS
                                                             YEAR ENDED JUNE 30,               ENDED              YEAR ENDED
                                                         --------------------------           JUNE 30,           DECEMBER 31,
                                                            1998            1997                1996                 1995

Current:
  Federal                                                 $ 3,795                                                  $ (123)
  State and local                                           1,063           $ 1,084                $ 25                85
                                                           ------         ---------            --------              ----
    Total current                                           4,858             1,084                  25               (38)

Deferred federal and state taxes                           (5,499)          (13,101)             (8,653)               78
                                                           ------         ---------            --------              ----

    Total income tax expense (benefit)                     $ (641)        $ (12,017)           $ (8,628)             $ 40
                                                           ======         =========            ========              ====




      Income tax expense differs from the amounts computed by applying the U.S. federal statutory income tax rate of 35 percent to income before income taxes as a result of the following (in thousands):


                                                                                                SIX MONTHS
                                                            YEAR ENDED JUNE 30,                    ENDED        YEAR ENDED
                                                    --------------------------------              JUNE 30,      DECEMBER 31,
                                                        1998                  1997                  1996            1995

Computed "expected" tax benefit                      $ (1,520)             $ (60,844)            $ (49,923)        $ (60)
Nondeductible in-process research and
  development of acquired businesses                      252                 49,000                41,602
Nondeductible intangible amortization                   1,189                    839                   219            65
State and local taxes, net of federal income
  tax benefit                                              21                   (553)                 (626)           56
Other, net                                               (583)                  (459)                  100           (21)
                                                       ------              ---------              --------          ----

    Total income tax expense (benefit)                 $ (641)             $ (12,017)             $ (8,628)         $ 40
                                                       ======              =========              ========          ====



                                     13-30

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 30, 1998 and 1997 are as follows (in thousands):

                                                        JUNE 30,
                                                --------------------------
                                                  1998              1997

Deferred tax assets:
  Net operating loss carryforwards              $  1,155         $  9,150
  Intangible assets                                1,870            5,117
  Allowance for bad debts and returns              1,699            1,812
  Accrued compensation and related items           1,731              339
  Stock warrants                                  12,964
  Reserve accruals                                 3,212              911
  Property and equipment                                               55
  Valuation allowance                                              (6,000)
                                                --------         --------

      Total deferred tax assets                   22,631           11,384

Deferred tax liabilities:
  Capitalized software                            (1,926)          (5,259)
  Property and equipment                             (19)
  Prepaid expenses                                  (566)             (60)
                                                --------         --------

      Total deferred tax liabilities              (2,511)          (5,319)
                                                --------         --------

      Net deferred tax asset                    $ 20,120         $  6,065
                                                ========         ========


      At June 30, 1998, the Company has approximately $1,155,000 of state net operating loss carryforwards available, expiring in 2009 to 2012. The valuation allowance at June 30, 1997 reduced deferred tax assets to the amount the Company believed more likely than not would be realized. During the year ended June 30, 1998, gains resulted from the sale of certain software operations enabled the Company to realize the full value of deferred tax assets. The resulting elimination of the valuation allowance reduced unamortized intangible assets resulting from the Servantis acquisition.

8.    PROPERTY AND EQUIPMENT

      The components of property and equipment are as follows (in thousands):

                                                              JUNE 30,
                                                     ------------------------
                                                       1998           1997

Land and land improvements                            $ 3,146        $ 3,146
Building and building improvements                     16,692         14,442
Computer equipment and software licenses               55,526         41,264
Furniture and equipment                                 9,002          7,107
                                                      -------        -------

    Total                                              84,366         65,959
Less accumulated depreciation and amortization         33,446         21,932
                                                      -------        -------

    Property - net                                    $50,920        $44,027
                                                      =======        =======



                                     13-31

9.    INTANGIBLE ASSETS

      The components of intangible assets are as follows (in thousands):

                                                              June 30,
                                                     --------------------------
                                                       1998                1997

Workforce                                             $ 5,179            $ 8,370
Tradenames                                                815              4,150
Customer base                                           1,231              3,440
Goodwill                                               28,927             41,126
Exclusivity                                                                7,900
                                                      -------            -------

    Total                                              36,152             64,986
Less accumulated amortization                           5,678              8,090
                                                      -------            -------

    Intangible assets, net                            $30,474            $56,896
                                                      =======            =======



10.   ACCRUED LIABILITIES

      The components of accrued liabilities are as follows (in thousands):

                                                              JUNE 30,
                                                     --------------------------
                                                          1998           1997

Salaries and related costs                              $ 9,374       $ 10,716
Services and license agreement accrual                                   9,887
Reserve for contract and other losses                     5,655
Processing fees                                           2,335          2,658
Reserve for returns and chargebacks                       1,944          1,224
Other                                                     5,430          6,571
                                                       --------       --------

    Total                                              $ 24,738       $ 31,056
                                                       ========       ========

      The reserve for contract and other losses at June 30, 1998 is comprised of $4.7 million related to an estimated loss from the sale of the leasing business that occurred on July 7, 1998 (see Note 20, "Subsequent Events") and $1.0 million for accrued contract losses and related costs which resulted in the decision to exit the Web Investor business.

11.   LONG-TERM DEBT AND NOTE PAYABLE

      In March 1996, the Company executed an unsecured note payable with a bank for $1.1 million. The principal amount was due in July 1998, with interest payable quarterly based on the LIBOR rate (total of 5.8% at June 30, 1997). In January of 1998, the note was paid in full.

      The estimated fair value of the Company's note payable approximated its carrying amounts as of June 30, 1997 based on currently available debt with similar interest rates and remaining maturities.

      During the six months ended June 30, 1996, the Company retired certain debt in connection with a business acquisition, resulting in an extraordinary loss of $364,000, net of income taxes of $205,000.



                                     13-32

      In May, 1997 the Company obtained a working capital line-of-credit which enables the Company to borrow up to $20 million, based on the collateral of eligible accounts receivable. The line expires in October 1999, and contains certain restrictive covenants, including defined quarterly operating results, minimum tangible net worth requirements, and the prohibition of dividend payments. No funds have been drawn against the line through June 30, 1998.

12.   OBLIGATIONS UNDER CAPITAL LEASES

      During 1993, the Company entered into a 20-year lease with the Department of Development of the State of Ohio for land and an office building located in Columbus, Ohio. The Company has the option to purchase the land and building for $1 at the termination of the lease and thus, the Company has recorded the transaction as a capital lease. The lease payments are secured by a $751,500 standby letter of credit agreement with a bank and are partially guaranteed by an officer and principal stockholder of the Company. The standby letter of credit is collateralized by a savings account totaling $609,292 at June 30, 1998 and certain real estate adjacent to the leased property. The lease contains certain covenants, the most restrictive of which require the Company to maintain certain debt to equity ratios and tangible net worth and working capital levels.

      The Company also leases certain computer equipment, furniture and telephone equipment under capital leases. The Company is required to pay certain taxes, insurance and other expenses related to the leased property.

      The following is a summary of property under capital leases included in the accompanying balance sheets (in thousands):

                                                                JUNE 30,
                                                        ------------------------
                                                         1998              1997

Land                                                    $ 3,146          $ 3,146
Building                                                  4,526            4,526
Computer equipment                                        2,371            4,318
                                                        -------          -------

    Total                                                10,043           11,990
Less accumulated depreciation                             2,017            3,081
                                                        -------          -------

    Property held under capital leases                  $ 8,026          $ 8,909
                                                        =======          =======



                                     13-33

      Future minimum lease payments required by the capital leases and the net future minimum lease payments are as follows (in thousands):

FISCAL YEAR
ENDING JUNE 30,
  1999                                                     $ 1,372
  2000                                                       1,332
  2001                                                       1,091
  2002                                                         976
  2003                                                         837
  Thereafter                                                 5,451
                                                           -------

      Total future minimum lease payments                   11,059
  Less amount representing interest                          3,681
                                                           -------

      Net future minimum lease payments                    $ 7,378
                                                           =======


13.   OPERATING LEASES

      The Company leases certain office space and equipment under operating leases. Certain leases contain renewal options and generally provide that the Company shall pay for insurance, taxes and maintenance. In addition, certain leases include rent escalations throughout the terms of the leases. Total expense under all operating lease agreements for the years ended June 30, 1998 and 1997, the six months ended June 30, 1996, and the year ended December 31, 1995 was $5,800,000, $5,882,000, $1,936,000, and
      $665,000, respectively. Minimum future rental payments under these leases are as follows (in thousands):

FISCAL YEAR
ENDING JUNE 30,
  1999                                                    $  6,289
  2000                                                       6,395
  2001                                                       5,427
  2002                                                       4,869
  2003                                                       3,769
  Thereafter                                                 6,800
                                                          --------

      Total                                               $ 33,549
                                                          ========

14.   EMPLOYEE BENEFIT PLANS

      Retirement Plan - The Company has a defined contribution 401(k) retirement plan covering substantially all of its employees. Under the plan eligible employees may contribute a portion of their salary until retirement and the Company, at its discretion, may match a portion of the employee's contribution. Total expense under the plan amounted to $859,000, $1,862,000 , $367,000, and $97,000 for the years ended June 30, 1998 and
      1997, the six months ended June 30, 1996, and the year ended December 31, 1995, respectively.



                                     13-34

      Group Medical Plan - The Company has a group medical self-insurance plan covering certain of its employees. The Company has employed an administrator to manage this plan. Under terms of this plan, both the Company and eligible employees are required to make contributions to this plan. The administrator reviews all claims filed and authorizes the payment of benefits. The Company has stop-loss insurance coverage on all individual claims exceeding $100,000. Total expense under this plan amounted to $2,522,000, $3,458,000, $1,140,000, and $626,000 for the years ended June 30, 1998 and 1997, the six months ended June 30, 1996, and the year ended December 31, 1995, respectively. The Company expenses amounts as claims are incurred and recognizes a liability for incurred but not reported claims. At June 30, 1998 and June 30, 1997, the Company has accrued $308,000 and $378,000, respectively, as a liability for costs incurred but not paid under this plan.

15.   COMMON STOCK

      During 1995, the Company adopted the 1995 Stock Option Plan (the "1995 Plan"). The 1995 Plan replaces in its entirety the 1993 Stock Option Plan (the "1993 Plan"). The options granted under the 1995 and 1993 Plans may be either incentive stock options or non-statutory stock options. The terms of the options granted under the 1995 and 1993 Plans are at the sole discretion of a committee of members of the Company's Board of Directors, not to exceed ten years. Generally, options vest at either 33% or 20% per year from the date of grant. The 1995 Plan provides that the Company may grant options for not more than 5,000,000 shares of common stock to certain key employees, officers and directors. Options granted under the 1995 and 1993 Plans are exercisable according to the terms of each option, however, in the event of a change in control or merger as defined, the options shall become immediately exercisable. At June 30, 1998, 956,289 additional shares are available for grant in the aggregate for all Plans.

      Previously, the Company had adopted the 1983 Incentive Stock Option Plan and the 1983 Non-Statutory Stock Option Plan (collectively, the "1983 Plans"), which provided that the Board of Directors may grant options for shares of common stock to certain employees and directors. Under the terms of the 1983 Plans, options are exercisable over a period up to ten years from the grant date. In the event the Company is sold, options outstanding under the 1983 Plans must be repurchased at a price calculated as if the options had been fully exercised.

      All options granted under the 1983 Plans, the 1993 Plan, and the 1995 Plan were granted at exercise prices not less than the fair market value of the underlying common stock at the date of grant. In the event that shares purchased through the exercise of incentive stock options are sold within one year of exercise, the Company is entitled to a tax deduction. The tax benefit of the deduction is not reflected in the consolidated statements of operations but is reflected as an increase in additional paid-in capital.



                                     13-35

      The following summarizes the stock option activity from January 1, 1995 to June 30, 1998:


                                                YEAR ENDED
                              ------------------------------------------------      SIX MONTHS ENDED            YEAR ENDED
                                   JUNE 30, 1998            JUNE 30, 1997             JUNE 30, 1996          DECEMBER 31, 1995
                              -----------------------  -----------------------  ------------------------  ------------------------
                                          WEIGHTED                   WEIGHTED                 WEIGHTED                 WEIGHTED
                             NUMBER OF     AVERAGE      NUMBER OF    AVERAGE     NUMBER OF    AVERAGE     NUMBER OF    AVERAGE
                               SHARES   EXERCISE PRICE   SHARES   EXERCISE PRICE  SHARES    EXERCISE PRICE  SHARES  EXERCISE PRICE

Outstanding - Beginning
  of period                   4,441,461   $     9.59    2,908,218  $     4.58  2,901,782    $     1.19    3,074,736    $     0.82
Granted                         137,334        25.60    2,282,056       14.32    459,289         21.79      160,746          7.12
Exercised                      (711,227)        3.17     (636,309)       1.01   (874,195)         0.99     (270,262)         0.65
Cancelled                      (742,006)       12.63     (112,504)      14.88    (22,020)         1.06      (63,438)         0.73
                                                                                                         ----------
Issued in conjunction
  with Servantis
  Acquisition                                                                    443,362          1.52
                             ----------                ----------             ----------                 ----------

Outstanding - End of
  period                      4,365,562   $    15.23    4,441,461  $     9.59  2,908,218    $     4.58    2,901,782    $     1.19
                             ==========   ==========   ==========  ========== ==========    ==========   ==========    ==========

Options exercisable at
  end of period               1,352,516   $     6.81    1,218,341  $     1.17  1,433,781    $     1.16    1,732,206    $     0.84
                             ==========   ==========   ==========  ========== ==========    ==========   ==========    ==========

Weighted average per
  share fair value of options
  granted during the year                 $    10.77               $     6.68               $     8.45                 $     2.92
                                          ==========               ==========               ==========                 ==========



      The following table summarizes information about options outstanding at June 30, 1998:

                                                OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                                 --------------------------------------------------------------------------------
                                                         WEIGHTED AVERAGE                 WEIGHTED AVERAGE
                                                  -------------------------------   -----------------------------
                                                    REMAINING               EXERCISE                       EXERCISE
    RANGE OF EXERCISE PRICES        NUMBER        CONTRACTUAL LIFE           PRICE         NUMBER            PRICE

         $0.85 - $10.00              1,012,811         4.9                   $ 1.13        823,408           $ 0.98
        $10.00 - $15.00              1,257,191         8.6                    13.74        302,259            14.05
        $15.00 - $20.00                697,860         8.4                    17.60        182,060            17.35
        $20.00 - $25.00                214,089         8.9                    23.16         44,789            22.21
        $25.00 - $30.00              1,183,611         9.8                    26.07
                                     ----------                                          ----------

                                     4,365,562                              $ 15.23      1,352,516           $ 6.81
                                     ==========                             =======      ==========          ======




      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in the years ended June 30, 1998 and 1997, the six months ended June 30, 1996, and the year ended December 31, 1995, respectively: dividend yield of 0% in all periods; expected volatility of 48%, 47%, 40%, and 40%; risk-free interest rates of 5.21%, 6.41%, 6.68% and 5.25%; and expected lives of 3-5 years.

      Under the 1997 Associate Stock Purchase Plan, effective for the six-month period beginning January 1, 1997, the Company is authorized to issue up to one million shares of common stock to its full-time employees, nearly all of whom are eligible to participate. Under the terms of the Plan, employees can choose, every six months, to have up to 15% of their salary withheld to purchase the Company's common stock. The purchase price of the stock is 85% of the lower of its beginning-of-period or end-of-period market price. Approximately 39% of eligible employees participated in the Plan in the second half of the year ended June 30, 1997, approximately 32% in the first half of 1998 and approximately 49% in the



                                     13-36
      second half of 1998. Under the plan, 53,013 shares were issued in July of 1997, 56,844 in January of 1998 and 48,631 in July of 1998 from employees' salary withholdings from the respective previous six-month period. Following is a summary of the weighted average fair market value of this look-back option estimated on the grant date using the Black-Scholes option pricing model, and the related assumptions used:

                                                   SIX-MONTH PERIOD ENDED
                                       ----------------------------------------------
                                          JUNE 30,        DECEMBER 31,     JUNE 30,
                                            1998             1997            1997

Fair value of options                      $ 9.68          $ 14.10          $ 3.93
Assumptions:
  Risk-free interest rate                     5.0%             5.0%            5.1%
  Expected life                               3 months         3 months        3 months
  Volatility                                 48.0%            48.0%           47.0%
  Dividend yield                              0.0%             0.0%            0.0%

      The Company applies APB Opinion 25 "Accounting for Stock Issued to Employees" and related Interpretations in accounting for its stock option plans and employee stock purchase plan. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans in accordance with the provisions of SFAS 123, "Accounting for Stock-Based Compensation," the Company's net loss and net loss per share, net of related income tax effects, would have been as follows (in thousands, except per share data):

                                       YEAR ENDED JUNE 30,     SIX MONTHS ENDED    YEAR ENDED
                                  -------------------------         JUNE 30,      DECEMBER 31,
                                     1998           1997             1996             1995

Pro forma net loss                $   (9,521)    $ (164,089)      $ (138,797)      $     (245)
                                  ==========     ==========       ==========       ==========

Pro forma net loss per share,
  (basic and diluted)             $    (0.17)    $    (3.49)      $    (3.71)      $    (0.01)
                                  ==========     ==========       ==========       ==========


      The pro forma amounts are not representative of the effects on reported net income (loss) for future years.

      In January 1997 the Board of Directors approved an amendment to the Company's 401(k) plan which authorized up to 1,000,000 shares of Common Stock for the Company's matching contribution. In September 1997, 78,257 shares were issued out of treasury stock to fund the Company's match that accrued during the year ended June 30, 1997.

      As described below, the Company has issued certain stock warrants to third parties and has accounted for the issuance of such warrants in accordance with the provisions of EITF 96-18 "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

      In January 1998 the Company entered into a 10-year processing agreement with a strategic partner. Under the terms of the agreement, the partner acquired 10-year warrants exercisable at $20 15/16 for 10 million shares of the Company's Common Stock. Three million warrants vested upon the execution of a related processing outsourcing agreement on March 9, 1998 which resulted in the Company recording a non-cash charge of $32.4 million. The charge was based on a Black-Scholes option model valuation of $10.80 per vested share using the following assumptions: risk-free rate of 5.7%, expected life of 10



                                     13-37
      years, and volatility rate of 56.4%. The remaining seven million warrants are to vest upon achievement of specific performance targets set forth in the agreement. Any shares acquired by the strategic partner under the terms of this agreement are subject to certain transfer and other restrictions. In March 1997 the Company entered into a consulting agreement with a third party. Under the terms of the agreement the consultant acquired 5-year options exercisable at $13.00 for up to 50,000 shares of the Company's Common Stock. In June of 1998, upon the execution of a processing agreement with a key customer, 25,000 of the options vested which resulted in the Company recording a non-cash charge of $418,000. The charge was based on a Black-Scholes option pricing model valuation of $16.73 per vested share using the following assumptions: risk-free rate of 5.6%, expected life of 4 years, and volatility rate of 56.4%. The remaining 25,000 options are to vest upon achievement of specific performance targets by the key customer set forth in the agreement. Any shares acquired by the consultant under the terms of the agreement are subject to certain transfer restrictions. In accordance with the terms of a joint marketing agreement, a strategic partner has warrants to purchase up to 650,000 shares of common stock at $20 per share should the partner attain certain customer acquisition targets.

      In September 1998 the Company offered an option repricing program to its employees. Under the terms of the offer, employees had one week to decide whether to cancel any outstanding option grant in its entirety and replace it on a share-for-share basis with an option grant with an exercise price equal to the fair market value of the Company's stock at the new grant date. Only those cancellations received within one day after the designated grant date were accepted and any vested options in such canceled grants were forfeited. The lives of canceled historical grants typically ranged from three to five years with straight line vesting beginning one year from the original grant date. All newly issued option grants have a life of five years and vesting occurs at 40% beginning two years from the new grant date and 20% for each year thereafter. A total of 1,333,903 options were returned and had the offer taken place at June 30, 1998, the options exercisable would have reduced by 95,614 to 1,256,902.

      As of June 30, 1996 certain stockholders had an option to sell up to 280,565 shares of common stock to the Company at $19 per share which expired on September 30, 1996. Of the eligible shares, 276,469 were sold to the Company and were recorded as treasury stock.

16.   PREFERRED STOCK

      In January 1997, the Company's Board of Directors declared a dividend distribution of Preferred Share Purchase Rights to protect its stockholders in the event of an unsolicited attempt to acquire the Company. On February 14, 1997, the Rights were issued to the Company's stockholders of record, with an expiration date of 10 years. Until a person or group acquires 15% or more of the Company's Common Stock, the Rights will automatically trade with the shares of Common Stock. Only when a person or group has acquired 15% or more of the Company's Common Stock, will the Rights become exercisable and separate certificates issued. Prior to the acquisition by a person or group of beneficial ownership of 15% or more of the Company's Common Stock, the Rights are redeemable for $.001 per Right at the option of the Board of Directors.



                                     13-38

17.   SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION (IN THOUSANDS)

                                                             YEAR ENDED JUNE 30,   SIX MONTHS      YEAR ENDED
                                                         ------------------------   ENDED JUNE 30,   DECEMBER 31,
                                                             1998         1997           1996            1995

Interest paid                                              $   632     $    585       $    321          $ 645
                                                           =======     ========       ========          =====

Income taxes paid                                          $ 1,434     $  1,147       $    468          $ 211
                                                           =======     ========       ========          =====

Supplemental disclosure of non-cash
  investing and financing activities:
  Capital lease additions and purchase of other
    long-term assets                                       $   650     $  1,914       $    501          $ 262
                                                           =======     ========       ========          =====

  Purchase price of business acquisitions                  $ 1,000     $200,997       $265,239
  Less:  Issuance of common stock and stock
              options pursuant to acquisitions                          177,188        174,812
            Liabilities assumed                                145        1,619         44,065
            Net present value of future payment due                       9,610
            Cash acquired in acquisitions                                 1,217          6,958
                                                           -------     --------       --------

        Net cash paid                                      $   855     $ 11,363       $ 39,404
                                                           =======     ========       ========




18.   BUSINESS SEGMENTS

      Prior to 1996, the Company operated in one segment - Electronic Commerce. With the acquisition of Servantis in February 1996 and Security APL in May 1996, the Company now also operates in the Software and Institutional Investment Services segments. The net revenues of each segment are principally domestic, and no single customer accounted for 10% or more of consolidated revenues for the years ended June 30, 1998 and 1997 or the six months ended June 30, 1996. Approximately 13% of the Company's revenues for the year ended December 31, 1995, were from a single customer. A further description of each business segment follows:

      - Electronic Commerce - Electronic commerce includes electronic home banking, electronic bill payment and business payments. These services are primarily directed to financial institutions and businesses and their customers.

      - Software - Software services includes end-to-end software products for ACH processing, account reconciliation, wire transfer, mortgage loan origination and servicing, lease accounting and debt recovery. These products and services are primarily directed to financial institutions and large corporations.

      - Investment Services - Investment services includes investment portfolio management services and investment trading and reporting services. These products and services are primarily directed to institutional investment managers.



                                     13-39

      The following sets forth certain financial information attributable to the Company's business segments for the years ended June 30, 1998 and 1997 and the six months ended June 30, 1996 (in thousands):


                                                                                        SIX-MONTH
                                                              YEAR ENDED                   ENDED
                                                       --------------------------   -----------------
                                                         1998              1997        JUNE 30, 1996

Revenues:
  Electronic Commerce                                  $ 137,972        $  85,926        $  29,783
  Software                                                66,143           68,113           18,271
  Investment Services                                     29,749           22,406            2,986
                                                       ---------        ---------        ---------

      Total                                            $ 233,864        $ 176,445        $  51,040
                                                       =========        =========        =========
Operating income (loss):
  Electronic commerce, including charge for
    acquired in-process research and development
    of $140,000 in 1997                                $ (39,423)       $(160,195)       $ (92,160)
  Software, including charge for acquired
    in-process research and development
    of $719 in 1998                                       48,854            4,324          (24,675)
  Investment Services                                      5,040            2,171          (28,629)
  Corporate                                              (21,647)         (21,449)          (2,701)
                                                       ---------        ---------        ---------

      Total                                            $  (7,176)       $(175,149)       $(148,165)
                                                       =========        =========        =========
Identifiable assets:
  Electronic Commerce                                  $  70,192        $  59,265        $  29,425
  Software                                                39,346           61,701           96,844
  Investment Services                                     21,187           23,187           25,099
  Corporate                                              119,387           79,683           44,862
                                                       ---------        ---------        ---------

      Total                                            $ 250,112        $ 223,836        $ 196,230
                                                       =========        =========        =========
Capital expenditures:
  Electronic Commerce                                  $  19,532        $   3,182        $   4,651
  Software                                                 2,197            1,171            1,087
  Investment Services                                        895            1,973              686
  Corporate                                                5,315            3,429              666
                                                       ---------        ---------        ---------

      Total                                            $  27,939        $   9,755        $   7,090
                                                       =========        =========        =========
Depreciation and amortization:
  Electronic Commerce                                  $   9,964        $   2,094        $   1,698
  Software                                                 6,051           10,501            4,345
  Investment Services                                      4,558            4,379              632
  Corporate                                                4,426            7,945              322
                                                       ---------        ---------        ---------

      Total                                            $  24,999        $  24,919        $   6,997
                                                       =========        =========        =========



                                     13-40

19.   SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

      The following quarterly financial information for the years ended June 30, 1998 and 1997 includes all adjustments necessary for a fair presentation of quarterly results of operations:

      (In thousands except share and per share data)

                                                                       QUARTER ENDED
                                          --------------------------------------------------------------------------
                                          SEPTEMBER 30         DECEMBER 31          MARCH 31             JUNE 30

FISCAL 1998

Total revenue                              $     52,087        $     56,515        $     61,750        $     63,512
Income (loss) from operations                    17,187              (2,771)            (29,323)              7,731
Net income (loss)                                 9,771              (1,692)            (17,540)              5,758

Earnings (loss) per share
  (basic and diluted)                      $       0.17        $      (0.03)       $      (0.32)       $       0.10
                                           ============        ============        ============        ============

Basic equivalent number of shares            56,702,917          55,028,174          55,281,335          55,375,715
                                           ============        ============        ============        ============

Dilutive equivalent number of shares         56,919,685          55,028,174          55,281,335          55,735,090
                                           ============        ============        ============        ============


FISCAL 1997

Total revenue                              $     32,662        $     38,505        $     50,188        $     55,089
Loss from operations                            (12,263)             (8,695)           (144,957)             (9,235)
Net loss                                         (7,730)             (5,321)           (142,856)             (5,905)

Loss per share (basic and diluted)         $      (0.19)       $      (0.13)       $      (2.83)       $      (0.11)
                                           ============        ============        ============        ============

Basic and diluted equivalent
  number of shares                           41,620,174          41,533,981          50,499,173           5,446,762
                                           ============        ============        ============        ============


      The sum of quarterly earnings (loss) per share does not equal the year-to-date earnings (loss) per share for the respective fiscal periods due to changes in number of shares outstanding at each quarter end.

      Significant Fourth Quarter Adjustments - In the fourth quarter of 1998 the Company recorded adjustments to reduce its 401(k) match accrual by $2.4 million and its management incentive bonus accrual by $1.7 million. Both incentive amounts had been provided for ratably over the year in anticipation of achievement of financial results that would have resulted in distribution of the amounts accrued in accordance with related plan provisions.

20.   SUBSEQUENT EVENTS

      On July 6, 1998 the Company divested itself of certain software related to its leasing line of business. The Company paid the acquiring party $639,000 in cash and agreed to five additional quarterly installments of $60,000 each. Additionally, in conjunction with this transaction, the Company agreed to pay $3.0 million to a customer to relieve the Company and acquiring party of further obligations relating to a product related consulting agreement. The expected loss of $4.7 million was recorded as an accrued liability in the fourth quarter of the year ended June 30, 1998 and is included in the Net Gain on Dispositions of Assets in the Company's Statement of Operations.



                                     13-41

      On September 11, 1998 the Company sold certain software and other assets related to its mortgage line of business for $21.1 million. As part of the sale agreement, the Company retained responsibility for certain customer obligations and agreed to subcontract with the acquiring company to perform consulting services relating to retained customer obligations. The estimated gain on the sale transaction of approximately $5.4 million will be recorded in the first quarter of fiscal 1999.



                                     13-42

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of CheckFree Holdings Corporation and Subsidiaries:

          We have audited the consolidated financial statements of CheckFree Holdings Corporation and subsidiaries as of June 30, 1998 and 1997, and for the years ended June 30, 1998 and 1997, and for the six months ended June 30, 1996 and for the year ended December 31, 1995, and have issued our report thereon dated August 11, 1998, except for Note 20 as to which the date is September 11, 1998; such financial statements and report are included elsewhere in this Form 10-K. Our audits also included the financial statement schedule of CheckFree Holdings Corporation and subsidiaries, listed in Item 14. This financial statement schedule is the responsibility of the Corporation's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                       /s/ DELOITTE & TOUCHE LLP
                                       ----------------------------------------
                                       DELOITTE & TOUCHE LLP

Atlanta, Georgia
August 11, 1998



                        VALUATION AND QUALIFYING ACCOUNTS

                  For the year ended December 31, 1995, the six
                 months ended June 30, 1996 and the fiscal years
                          ended June 30, 1997 and 1998




                                     BALANCE           AMOUNT
                                      AS OF          ASSUMED IN     CHARGES TO   CHARGES TO                 BALANCE
                                   BEGINNING OF       BUSINESS      COSTS AND      OTHER                    AS OF END
                                      PERIOD        COMBINATION      EXPENSES    DEDUCTIONS    DEDUCTIONS   OF PERIOD
                                      ------        -----------      --------    ----------    ----------   ---------

Allowance for Doubtful
   Accounts
         1995                          $   27           $    -        $   18        $   -        $   12     $   33
         1996                              33            1,861           915            -           529      2,280
         1997                           2,280            1,000         9,196            -         8,259      4,217
         1998                           4,217                -         3,441            -         4,188      3,470

Reserve for Returns and
   Chargebacks
         1995                             275                -           370            -           255        390
         1996                             390                -           251            -            98        543
         1997                             543                -         1,920            -         1,237      1,226
         1998                          $1,226           $    -        $2,080        $   -        $1,362     $1,944




                                     13-43