Form 10-K, Exhibit 13
period 1999-06-30
CHECKFREE HOLDINGS CORP \GA\
filed 1999-09-27
CIK 949341

                                                                      Exhibit 13

                             SELECTED FINANCIAL DATA

Our selected consolidated financial data as of and for the fiscal years ended June 30, 1997, 1998 and 1999 have been derived from our consolidated financial statements included elsewhere in this Annual Report, which have been audited by Deloitte and Touche, LLP, independent auditors, whose report thereon is also included elsewhere in this Annual Report. Our selected consolidated financial data as of and for the six-months ended June 30, 1996 and the years ended December 31, 1994 and 1995 have been derived from our audited consolidated financial statements, which are not included in this Annual Report. The selected consolidated financial data as of and for the six-months ended June 30, 1995 and the twelve months ended June 30, 1996 are derived from unaudited consolidated financial statements, which, in the opinion of management, reflect all adjustments necessary for a fair representation of the respective periods. The selected consolidated financial data set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and Notes thereto elsewhere in this Annual Report. The earnings per share amounts prior to fiscal year 1998 have been restated to comply with Statement of Financial Accounting Standards 128 "Earnings per Share" (SFAS 128) as required. For further discussion of earnings per share and the impact of SFAS 128, see Note 1 to the consolidated financial statements.

                                                          TWELVE
                                      YEAR ENDED          MONTHS         SIX MONTHS ENDED
                                     DECEMBER 31,          ENDED              JUNE 30,                 YEAR ENDED JUNE 30,
                               ----------------------     JUNE 30,    ----------------------    ----------------------------------
                                 1994         1995         1996         1995         1996         1997         1998         1999
                               ---------    ---------    ---------    ---------    ---------    ---------    ---------    --------
STATEMENT OF OPERATIONS:
Revenues:
  Processing, servicing and
    merchant discount ......   $  38,282    $  49,330    $  59,053    $  23,581    $  33,305    $ 104,522    $ 159,255    $ 201,059
  License fees .............        --           --         10,970         --         10,970       33,088       28,952       15,975
  Maintenance fees .........        --           --          1,978         --          1,978       22,567       25,848       17,746
  Other ....................         984         --          4,788         --          4,787       16,268       19,809       15,351
                               ---------    ---------    ---------    ---------    ---------    ---------    ---------    --------
            Total revenues .      39,266       49,330       76,789       23,581       51,040      176,445      233,864      250,131

Expenses
  Cost of processing,
   servicing and support ...      24,212       30,258       51,236       14,461       35,438      102,721      129,924      146,704
  Research and development .       4,724        6,876       13,765        3,019        9,907       32,869       36,265       21,085
  Sales and marketing ......       4,427        7,242       21,349        3,060       17,167       32,670       28,839       32,354
  General and administrative       2,598        4,134        9,598        1,915        7,338       18,707       20,677       31,466
  Depreciation and
   amortization ............       1,922        2,485        8,246        1,194        6,997       24,919       24,999       24,630
  In-process research and
   development .............        --           --        122,358         --        122,358      140,000          719        2,201
  Charge for stock warrants         --           --           --           --           --           --         32,827         --
  Exclusivity amortization .        --           --           --           --           --          5,958        2,963         --
                               ---------    ---------    ---------    ---------    ---------    ---------    ---------    --------
            Total expenses .      37,883       50,995      226,552       23,649      199,205      357,844      277,213      258,440
  Net gain on dispositions
   of assets ...............        --           --           --           --           --          6,250       36,173        4,576
                               ---------    ---------    ---------    ---------    ---------    ---------    ---------    --------
  Income (loss) from
   operations ..............       1,383       (1,665)    (149,763)         (68)    (148,165)    (175,149)      (7,176)      (3,733)
  Interest:
    Income .................         298        2,135        3,104          535        1,659        2,153        3,464        2,799
    Expense ................        (795)        (645)        (484)        (330)        (325)        (834)        (632)        (618)
                               ---------    ---------    ---------    ---------    ---------    ---------    ---------    --------
  Income (loss) before
   income tax ..............         886         (175)    (147,143)         137     (146,831)    (173,830)      (4,344)      (1,552)
  Income tax expense
   (benefit) ...............         400           40       (8,650)          62       (8,628)     (12,017)        (641)     (12,009)
                               ---------    ---------    ---------    ---------    ---------    ---------    ---------    --------
  Income (loss) before
   extraordinary item ......         486         (215)    (138,493)          75     (138,203)    (161,813)      (3,703)      10,457
  Extraordinary item .......        --           --           (364)        --           (364)        --           --           --
                               ---------    ---------    ---------    ---------    ---------    ---------    ---------    --------
  Net income (loss) ........   $     486    $     215    $(138,857)   $      75    $(138,567)   $(161,813)   $  (3,703)   $  10,457
                               =========    =========    =========    =========    =========    =========    =========    =========

Diluted income (loss) per
  common share before
  extraordinary item........   $    0.02    $   (0.01)   $   (4.14)   $    --      $   (3.69)   $   (3.44)   $   (0.07)   $    0.18
Diluted income (loss) per
   common share ............   $    0.02    $   (0.01)   $   (4.15)   $    --      $   (3.70)   $   (3.44)   $   (0.07)   $    0.18
Equivalent number of shares
   outstanding .............      27,103       28,219       33,435       29,299       37,420       46,988       55,087       56,529

BALANCE SHEET DATA:
  Working capital ..........   $  11,399    $  81,792    $  45,496    $  10,481    $  45,496    $  20,002    $  78,238    $  24,245
  Total assets .............      30,512      115,642      196,230       31,696      196,230      223,836      250,112      252,761
  Long-term obligations,
   less current portion ....       8,213        7,282        8,324        7,735        8,324        8,401        6,467        3,882
  Total stockholder's equity      16,372       99,325      137,675       16,493      137,675      148,644      183,854      186,903

                                      13-1

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS


OVERVIEW

         We are the leading provider of electronic billing and payment services. Our Electronic Commerce business provides services that allow customers to:

         -    Receive electronic bills through the Internet;

         -    Pay any bill  -  electronic or paper - to anyone; and

         - Perform customary banking transactions, including balance inquiries, transfers between accounts and on-line statement reconciliations.

         We currently provide services for nearly 3 million consumers through over 350 financial institutions, Internet financial sites like Quicken.com and personal financial management software like Quicken, Microsoft Money and Managing Your Money. As part of our strategy to broaden availability of our electronic billing and payment services on the Internet, we recently entered into a distribution contract with Yahoo! Additionally, we recently extended a processing agreement with Bank One Corporation to provide services, including electronic billing and payment, to WingspanBank.com. We are currently in discussions with other Internet portals, including Excite@Home, to whom we expect to begin providing our billing and payment services by December 31, 1999. We plan to undertake significant marketing initiatives with Yahoo!, WinspanBank.com and other Internet portals to dramatically accelerate the adoption of our services by consumers. We have developed relationships with over 1,100 merchants nationwide that enable us to remit approximately 50% of all of our bill payments electronically. During the three-month period ended June 30, 1999, we processed an average of more than 12 million transactions per month and, for the twelve months ended June 30, 1999, we processed more than 125 million transactions.

         In March 1997, we introduced electronic billing - "E-Bill" - which enables merchants to deliver billing as well as marketing materials interactively to their customers over the Internet. As of June 30, 1999, we have signed contracts for E-Bill services with 64 of the country's largest billers, who together deliver more than 500 million bills each month. During the month of June 1999, we presented and paid more than 13,000 electronic bills through 20 financial institutions and Internet portals, which is a more than 30% increase since March 1999 and more than double the number of bills presented through E-Bill services in February 1999.

         We are also a leading provider of portfolio management and information services and financial applications software. During the fiscal year ended June 30, 1999, Electronic Commerce accounted for 68% of our revenues, Software accounted for 16% of our revenues, and Investment Services accounted for another 16% of our revenues.

         Our current business was developed through expansion of our core electronic commerce business and the acquisition of companies operating in similar or complimentary businesses. Our major acquisitions include Servantis Systems Holdings, Inc. in February 1996, Security APL, Inc. in May 1996, Intuit Services Corporation in January 1997 and Mobius Group, Inc. in March 1999.

         During fiscal 1998, we made the decision to sell some of our software businesses that did not directly promote our strategic direction. These divestitures included the sale of our recovery management business in August 1997, our item processing business in March 1998, our wire and electronic banking businesses in April 1998, our leasing business in July 1998, our mortgage business in September 1998 and our imaging business in October 1998. While we have no pending agreements to dispose of our remaining software businesses, we do receive offers for them from time to time.

                                      13-2

RESULTS OF OPERATIONS

         The following table sets forth percentages of revenue represented by certain consolidated statements of operations data:

                                                         YEAR ENDED JUNE 30,
                                               ----------------------------------
                                                 1997         1998         1999
                                               --------     --------     --------
Total revenues .............................      100.0%       100.0%       100.0%
Expenses:
   Cost of processing, servicing and support       58.2         55.6         58.7
   Research and development ................       18.6         15.5          8.4
   Sales and marketing .....................       18.5         12.3         12.9
   General and administrative ..............       10.6          8.8         12.6
   Depreciation and amortization ...........       14.1         10.7          9.8
   In-process research and development .....       79.3          0.3          0.9
   Charge for stock warrants ...............       --           14.0         --
   Exclusivity amortization ................        3.4          1.3         --
                                               --------     --------     --------
                Total expenses .............      202.8        118.5        103.3
   Net gain on dispositions of assets ......        3.5         15.4          1.8
                                               --------     --------     --------
   Loss from operations ....................      (99.3)        (3.1)        (1.5)
   Interest:
      Income ...............................        1.2          1.5          1.1
      Expense ..............................       (0.4)        (0.3)        (0.2)
                                               --------     --------     --------
   Loss before income taxes ................      (98.5)        (1.9)        (0.6)
   Income tax benefit ......................       (6.8)        (0.3)        (4.8)
                                               --------     --------     --------
   Net income (loss) .......................      (91.7)%       (1.6)%        4.2%
                                               ========     ========     ========


YEARS ENDED JUNE 30, 1998 AND 1999

         Revenues. Our total reported revenue increased by $16.2 million, or 7%, from $233.9 for the year ended June 30, 1998 to $250.1 million for the year ended June 30, 1999. This increase in revenue was due to growth in our Electronic Commerce and Investment Services segments, offset by a decrease in our Software segment. The decrease in our Software segment revenue was the result of our divestitures of certain of our software businesses. We divested our recovery management business in August 1997, our item processing business in March 1998, our wire and electronic banking businesses in April 1998, our leasing business in July 1998, our mortgage business in September 1998 and our imaging business in October 1998.

         On a pro forma basis, excluding the impact of our divested software businesses, the discontinuance of our web investor business in our Electronic Commerce segment in June 1998, and revenue from the Mobius Group acquisition in our Investment Services segment in March 1999, our total revenue increased 21%, from $204.4 million for the year ended June 30, 1998 to $246.4 million for the year ended June 30, 1999. The increase in our pro forma revenue from fiscal 1998 to fiscal 1999 was driven by increases of 23% in our Electronic Commerce segment, 26% in our Investment Services segment and 6% in our Software segment. Our growth in pro forma Electronic Commerce revenue was driven primarily by subscriber growth from approximately 2.4 million at June 30, 1998 to nearly 3.0 million at June 30, 1999. Our growth in pro forma Investment Services revenue was driven primarily by an increase in portfolios managed from approximately 500,000 at June 30, 1998 to approximately 700,000 at June 30, 1999, offset by lower average revenue per portfolio, as marketing efforts have shifted the mix of new business toward retail versus institutional portfolios. Although demand has been somewhat dampened due to customer focus on Year 2000 projects, in our Software segment we had moderate pro forma revenue growth, primarily due to increased implementations in our ACH product line.

                                      13-3

         Our reported processing and servicing revenue increased by $41.8 million, or 26%, from $159.3 million for the year ended June 30, 1998 to $201.1 million for the year ended June 30, 1999. On a pro forma basis, adjusted for revenue contributed by our acquisition of Mobius Group in March 1999 and the discontinuance of our web investor business in our Electronic Commerce segment in June 1998, revenue increased by 26% from $158.4 million for the year ended June 30, 1998 to $199.2 million for the year ended June 30, 1999. This growth was primarily the result of increases in our subscribers in our Electronic Commerce segment and the number of portfolios managed in our Investment Services segment as discussed in the foregoing paragraph. In January 1999, we announced the signing of a material Internet distribution agreement with Yahoo!. Although there are no guarantees in the timing or extent of its success, we believe this agreement has the potential to provide significant increases in the number of our subscribers over the next year and beyond. Due to introductory promotional pricing incentives, we do not expect significant incremental revenue from this channel in fiscal year 2000. Longer term, our per subscriber revenue contribution from the portal channel is expected to be comparable to our existing financial institution channel.

         Our reported license revenue declined by $13.0 million, from $29.0 million for the year ended June 30, 1998 to $16.0 million for the year ended June 30, 1999. This decline was primarily due to our divestitures of certain of our software business previously described. On a pro forma basis, excluding the impact of the divested software businesses, our license fee revenue declined by $1.3 million, from $17.0 million for the year ended June 30, 1998 to $15.7 million for the year ended June 30, 1998. The pro forma decline in license fee revenue was primarily due to softness in our software sales resulting from purchasing moratoriums imposed by customers and potential customers focusing on their Year 2000 issues.

         Our reported maintenance revenue declined by $8.1 million, from $25.8 million for the year ended June 30, 1998 to $17.7 million for the year ended June 30, 1999. On a pro forma basis, excluding the impact of our divestitures of certain of our software businesses, previously mentioned, our maintenance fee revenue increased by $0.7 million, from $16.1 million for the year ended June 30, 1998 to $16.8 million for the year ended June 30, 1999. The increase in our pro forma maintenance revenue was primarily due to first year maintenance revenue related to new software sales generated in the second half of fiscal 1998 combined with high retention rates and moderate price increases related to renewal maintenance revenues.

         Our reported other revenue, consisting mainly of consulting fees, declined by $4.4 million from $19.8 million for the year ended June 30, 1998 to $15.4 million for the year ended June 30, 1999. On a pro forma basis, excluding the impact of our divested software businesses, our other revenue increased by $1.8 million, from $12.9 million for the year ended June 30, 1998 to $14.7 million for the year ended June 30, 1999. The increase was primarily due to implementations related to new software sales in the second half of fiscal 1998 and early fiscal 1999 and consulting projects related to implementations and client requested Year 2000 contract-based assistance in our Investment Services segment.

         Cost of Processing, Servicing and Support. Our processing, servicing and support costs consist primarily of data processing costs, customer care, technical support, third party transaction fees and consulting delivery costs. The cost of processing, servicing and support was $129.9 million or 55.6% of total revenue for the year ended June 30, 1998 and $146.7 million or 58.7% of total revenue for the year ended June 30, 1999. Our processing, servicing and support cost as a percentage of servicing only revenue (which includes all revenue except license revenue) was 63.4% for the year ended June 30, 1998 and 62.7% for the year ended June 30, 1999.

         Our revenue growth in our Electronic Commerce segment slowed as financial institutions have been focusing on converting our electronic billing and payment offerings from a PC software-based to a web-based product. Although we continued to realize cost savings as a result of our successful efforts to increase the percentage of our bill payment transactions processed electronically versus paper, during this period, we continued to invest in added capacity in anticipation of expected revenue growth as our customers complete their web-based conversions and refocus their efforts on marketing these products to achieve higher subscriber growth. While subscriber growth during the third and fourth quarters of fiscal 1999 was approximately 6%, Internet-based subscriber growth in the same quarters exceeded 20%, which

                                      13-4
may indicate that web-based offerings will spur consumer adoption. Additionally, we are incurring the costs of implementing customers for electronic billing and payment for E-Bill without receiving adequate revenue to fully offset the costs. Finally, our Yahoo! distribution agreement has resulted in an increase in our operating expenses during the second half of fiscal 1999. These additional operating costs for professional service programs to support timely and effective electronic billing and payment offerings by billers, investments in hardware, software and technical staff to deliver dial-tone quality to up to one million additional subscribers and additional customer care staff and related training, will continue into fiscal year 2000.

         Research and Development. Our research and development costs consist primarily of salaries and consulting fees paid to software engineers and business development personnel and were stated net of capitalized software development costs. Our research and development costs were $36.3 million or 15.5% of total revenue for the year ended June 30, 1998 and $21.1 million or 8.4% of total revenue for the year ended June 30, 1999. The divested software businesses incurred research and development costs of $8.5 million in the year ended June 30, 1998. Additionally, upon completion of the base Genesis Platform in late fiscal 1998 and the transition of resources from Year 2000-related projects that may not be capitalized for GAAP purposes, we capitalized software development costs of $0.7 million for the year ended June 30, 1998 and $7.4 million in the year ended June 30, 1999. As a result, on an absolute dollar basis and net of divested business units, our total research and development expenditures and capitalized software development costs remained constant at $28.5 million for the years ended June 30, 1998 and 1999. We are continuing to invest significantly in research and development in all three of our business segments in anticipation and support of expected revenue growth, quality improvement and efficiency enhancement opportunities.

         Sales and Marketing. Our sales and marketing expenses consist primarily of salaries and commissions of sales and product marketing associates, public relations and advertising costs, customer acquisition fees, and royalties paid to distribution partners. Our sales and marketing costs were $28.8 million or 12.3% of total revenue for the year ended June 30, 1998 and $32.4 million or 12.9% of total revenue for the year ended June 30, 1999. Reduced sales and marketing expenses resulting from our divested software businesses have been replaced by increased sales expenses related to activities in our electronic billing area and funding for the creation and launch of a new trade group, the Electronic Banking Association, which is expected to increase the general population's awareness of, and interest in, the electronic banking industry. Additionally, during the fourth quarter of fiscal 1999, we experienced a system error that led some users of our electronic bill payment service to experience intermittent problems accessing and using the system. In response to this situation, we provided service fee credits of approximately $1.9 million, over and above contractually determined penalties, to our financial institution customers. Our sales and marketing expenses are expected to increase in fiscal 2000 upon the launch of products related to our Yahoo! distribution agreement.

         General and Administrative. Our general and administrative expenses consist primarily of salaries for administrative, executive, accounting and finance, and human resource employees. Our general and administrative expenses were $20.7 million or 8.8% of total revenue for the year ended June 30, 1998 and $31.5 million or 12.6% of total revenue for the year ended June 30, 1999. During the year ended June 30, 1999 we recognized several non-recurring charges including: $1.3 million in real estate expenses related to the sale of a facility in Columbus, Ohio and a separate move to a new facility in Jersey City, New Jersey, $0.9 million in charges related to an uncompleted follow-on stock offering in June 1999, $0.6 million in charges related to the establishment of a benefits company intended to better manage future benefit expenses in anticipation of growth in associates, and charges to third parties to support various other tax and legal related matters. The divestiture of our various software businesses has not resulted in a corresponding reduction in existing infrastructure since business specific systems and administrative functions must remain to support our retained software businesses and our growing Electronic Commerce and Investment Services segments. As anticipated revenue growth materializes, we expect general and administrative expenses to decline as a percentage of revenue from its current level and return to levels more in line with our historical experience.

                                      13-5

         Depreciation and Amortization. Our depreciation and amortization expenses were $25.0 million for the year ended June 30, 1998 and $24.6 million for the year ended June 30, 1999. Our divestiture of several software businesses resulted in a significant reduction in depreciation and amortization from the elimination of both tangible and intangible assets. These reductions have been offset by incremental depreciation resulting from significant capital investments throughout fiscal 1998 and 1999 in support of the data center migration to our Norcross, Georgia facility, the development of the Genesis project and the support of new business initiatives such as preparation for the release of products related to our Yahoo! distribution agreement.

         In-Process Research and Development. The in-process research and development charge of $2.2 million incurred in fiscal 1999 resulted from our purchase of the Mobius Group in March 1999. Please refer to the Notes to Consolidated Financial Statements included herein for a detailed discussion of this charge. Since the Mobius acquisition, the M-Plan Retirement and Estate Planning Module was delivered on schedule in May 1999 and the M-Search Revision, M-Vest Revision and M-Plan Cash Flow, Tax and Education modules are all expected to be delivered as planned on the expected release dates as outlined in the footnote referred to above. The in-process research and development charge of $0.7 million in fiscal 1998 resulted from our acquisition of Advanced Mortgage Technology, Inc. in October 1997. The related development projects from the AMTI acquisition continued as planned until the time the software and assets of the mortgage product line, including these projects, were sold in September 1998.

         Charge for Stock Warrants. The $32.8 million charge for stock warrants in the year ended June 30, 1998 resulted from two separate transactions. A $32.4 million charge resulted from the vesting of three million warrants in March 1998 related to a ten year processing agreement with a strategic partner that we announced in October 1997. A $0.4 million charge resulted from the vesting of 25,000 warrants in June of 1998 related to a five year consulting agreement with a third party. These non-cash charges were based on a Black-Scholes option pricing model valuation of the warrants at the date of vesting. An additional seven million warrants will vest incrementally upon achievement of a series of certain strategic targets and each incremental vesting will result in a future non-cash charge based on the fair market value of warrants and our common stock at the date of vesting.

         Exclusivity Amortization. The exclusivity amortization of $3.0 million in the year ended June 30, 1998 was the final amortization related to an exclusivity arrangement we entered into with Intuit, Inc. in conjunction with our purchase of Intuit Services Corporation in January 1997.

         Net Gain on Dispositions of Assets. The net gain of $36.2 million in the year ended June 30, 1998 was the result of several transactions. We recorded gains on the sales of our recovery management business of $28.2 million, our item processing business of $3.2 million and our wire and electronic banking businesses of $ 14.7 million. The gains in 1998 were offset by a loss on the sale of our leasing business of $4.7 million, expected losses on non-cancelable contracts and related costs totaling $1.0 million resulting from the decision to exit the web investor portion of our Electronic Commerce segment and charges totaling $4.2 million for certain equipment and other assets related primarily to data center consolidations where we determined that the book value of the assets exceeded their net realizable value. The net gain of $4.6 million in the year ended June 30, 1999 was also the result of several transactions. We recorded gains on the sale of our mortgage business of $6.4 million and the sale of a building in Columbus, Ohio of $1.1 million and offset these gains with a loss on the sale of our imaging business of $2.9 million.

         Interest. Our interest income decreased from $3.5 million for the year ended June 30, 1998 to $2.8 million for the year ended June 30, 1999. The reduction was primarily due to a decrease in average cash and investments from $49.3 million for the year ended June 30, 1998 to $43.3 million for the year ended June 30, 1999. Cash proceeds from the various software divestitures in fiscal 1998 and early in fiscal 1999 were significantly offset by a share repurchase in the first and second quarters of fiscal 1999.

         Our interest expense remained constant at $0.6 million for the years ended June 30, 1998 and 1999. At the end of fiscal 1999 we paid off approximately $2.5 million in debt related to the sale of our building in Columbus, Ohio. We expect leasing activities to increase in fiscal 2000 that will more than offset interest expense savings resulting from the debt reduction.

                                      13-6

         Income Taxes. Our effective tax rate was 14.8% for the year ended June 30, 1998 and was not meaningful in the year ended June 30, 1999. The difference in our effective rate and our statutory rate of 35% in fiscal 1998 was primarily due to non-deductible in-process research and development expenses, non-deductible intangible amortization and state and local taxes. In fiscal 1999, we recorded a one-time tax benefit of approximately $12.2 million arising out of the medical benefits management subsidiary. Net of this one-time benefit, the resulting tax expense would have been $0.2 million against a pre-tax loss of $1.6 million. The difference between this adjusted number and the statutory rate of 35% is primarily due to non-deductible in-process research and development expenses, non-deductible intangible amortization and state and local taxes.

YEARS ENDED JUNE 30, 1997 AND 1998

         Revenues. Our total revenue increased by $57.5 million, or 32.6%, from $176.4 million for the year ended June 30, 1997 to $233.9 million for the year ended June 30, 1998. We eliminated estimated purchased profits in deferred revenues assumed in our Servantis acquisition in February 1996 as a purchase accounting adjustment, reducing 1997 revenue by approximately $7.8 million.

         On a pro forma basis, our total revenue increased 32.3% as a result of growth of 50% in our Electronic Commerce segment, 33% in our Investment Services segment and 6% in our Software segment. The pro forma results are defined as prior year results excluding the elimination of purchased profits and adjusting for our Intuit Services Corporation acquisition and divestitures of our securities business which was sold in October 1996, our credit card processing business which was sold in March 1997, and our recovery management business which was sold in August 1997. Our pro forma growth in our Electronic Commerce segment was driven primarily by an increase in subscribers from approximately
1.7 million at June 30, 1997 (which number includes the Intuit Services Corporation subscribers acquired in January 1997) to approximately 2.4 million at June 30, 1998. Our Investment Services revenue growth was primarily due to an increase in portfolios managed from approximately 350,000 at June 30, 1997 to over 500,000 at June 30, 1998. Growth in our Software segment was primarily the result of license and related maintenance and services growth in the reconciliation and compliance product lines from fiscal 1997 to fiscal 1998. It should be noted that the rate of our subscriber growth is primarily determined by the direct marketing efforts of our financial institution clients. Historical subscriber growth, therefore, may not be indicative of future growth. For example, in the fourth quarter of fiscal 1998, many of our financial institution clients reduced marketing efforts to their customers to convert from a PC-based software offering to a more efficient web-based offering, which resulted in a lower rate of subscriber growth that continued throughout fiscal 1999.

         Our reported processing and servicing revenue increased from $94.5 million for the year ended June 30, 1997 to $159.3 million for the year ended June 30, 1998. On a pro forma basis, excluding the elimination of purchased profits and the sale of our recovery management business, processing and servicing revenue increased by 46% from $109.4 million for the year ended June 30, 1997 to $159.3 million for the year ended June 30, 1998. This growth was due primarily to the increase in subscribers in our Electronic Commerce segment and the increase in portfolios managed in our Investment Services segment previously discussed.

         Our reported merchant discount revenue decreased from $10.0 million for the year ended June 30, 1997 to $0 for the year ended June 30, 1998 due to the sale of our credit card processing business in March 1997.

         Our reported license fee revenue decreased from $33.1 million for the year ended June 30, 1997 to $29.0 for the year ended June 30, 1998. On a pro forma basis, adjusting for the sales of our securities and recovery management businesses, license revenue increased from $26.3 million in fiscal 1997 to $29.0 million in fiscal 1998. Increases in our pro forma license revenue were driven primarily by growth in reconciliation and compliance software sales.

                                      13-7

         Our reported maintenance revenue increased from $22.6 million for the year ended June 30, 1997 to $25.8 million for the year ended June 30, 1998. On a pro forma basis, excluding elimination of purchased profits and adjusting for the sales of our securities and recovery management businesses, our maintenance revenue increased from $25.2 million for the year ended June 30, 1997 to $25.8 million for the year ended June 30, 1998. Increases from maintenance price increases of approximately 7% and first year maintenance from new license sales were offset by customer retention rates in the mid-to-upper 80% range.

         Our reported other revenue, consisting mainly of consulting fees, increased from $16.3 million for the year ended June 30, 1997 to $19.8 million for the year ended June 30, 1998. On a pro forma basis, excluding the elimination of purchased profits and adjusting for the sales of our securities and recovery management businesses, other revenue increased from $15.9 million for fiscal 1997 to $19.8 million for fiscal 1998. Year to date increases were due to increased implementations in all of our business segments.

         Cost of Processing, Servicing and Support. Our cost of processing, servicing and support was $102.7 million or 58.2% of total revenue for the year ended June 30, 1997 and $129.9 million or 55.6% of total revenue for the year ended June 30, 1998. Our cost of processing, servicing and support as a percentage of servicing only revenue (which includes all revenue except license revenue) and net of purchased profits of $6.5 million in the 1997 servicing only revenue, was 68.5% for the year ended June 30, 1997 and 63.4% for the year ended June 30, 1998. The efficiency improvement from fiscal 1997 to fiscal 1998 was due primarily to the economies of scale and leverage inherent in our business model as well as an increase in the percentage of electronic transaction processing versus paper processing, which resulted in lower customer care and remittance costs per transaction. For the year ended June 30, 1998, we added 10% to the rate of payments processed electronically. Electronic transactions for Intuit Services Corporation operations alone increased from 10% at June 1997 to 19% at June 1998.

         Research and Development. Our research and development costs were $32.9 million or 18.6% of total revenue for the year ended June 30, 1997 and $36.3 million or 15.5% of total revenue for the year ended June 30, 1998. Excluding purchased profits, research and development costs were 17.8% of total revenue for the year ended June 30, 1997 and 15.5% of total revenue for the year ended June 30, 1998. The absolute dollar increase of $3.4 million was primarily due to additional resources supporting our platform integration efforts referred to as project Genesis and efforts associated with Year 2000 compliance activities. There were no software development costs capitalized for Year 2000 activities or for project Genesis in either fiscal year, however approximately $0.7 million of software development cost was capitalized in fiscal 1998 for initial phases of key customer care and electronic billing initiatives.

         Sales and Marketing. Our sales and marketing costs were $32.7 million or 18.5% of total revenues for the year ended June 30, 1997 and $28.8 million or 12.3% of total revenues for the year ended June 30, 1998. In conjunction with our purchase of Intuit Services Corporation, we agreed to pay a $1.0 million per month marketing charge to Intuit, Inc. for six months commencing in February 1997. Excluding purchased profits and five months of Intuit, Inc. marketing charges in fiscal 1997 and one month in fiscal 1998, our sales and marketing costs were 15.0% of total revenue for the year ended June 30, 1997 and 11.9% of total revenue for the years ended June 30, 1998. Underlying costs as a percentage of revenue has declined due to economies of scale and leverage inherent in our business model.

         General and Administrative. Our general and administrative expenses were $18.7 million or 10.6% of total revenue for the year ended June 30, 1997 and $20.7 million or 8.8% of total revenue for the year ended June 30, 1998. Excluding purchased profits, our general and administrative expenses were 10.2% of total revenue for the year ended June 30, 1997 and 8.8% of total revenue for the year ended June 30, 1998. Overall, our general and administrative costs decreased as a percentage of revenue from fiscal 1997 to fiscal 1998 due to our ability to leverage corporate support services as revenue continues to grow.

         Depreciation and Amortization. Our depreciation and amortization expenses increased slightly from $24.9 million for the year ended June 30, 1997 to $25.0 million for the year ended June 30, 1998. Amortization declined due to the sales of our securities business in October 1996, our recovery management business in August 1997, our item processing business in March 1998 and our wire and

                                      13-8
electronic banking businesses in April 1998, reductions in intangible assets related to the release of a deferred tax benefit valuation allowance in the quarter ended September 30, 1997 and a purchase price adjustment related to our Intuit Services Corporation acquisition in the quarter ended December 31, 1997. These reductions were offset by depreciation and amortization resulting from purchases of property, plant and equipment required for Genesis development, data center centralization and in support of growth of the business and tangible and intangible asset additions related to our purchase of Intuit Services Corporation in January 1997.

         In-Process Research and Development. The in-process research and development charge of $140.0 million in 1997 was related to our purchase of Intuit Services Corporation and $0.7 million in 1998 was related to our purchase of Advanced Mortgage Technologies, Inc. Amounts allocated to in-process research and development for each of the acquisitions were based on independent appraisals and were expensed at the time of the related acquisition.

         Charge for Stock Warrants. The $32.8 million charge for stock warrants in the year ended June 30, 1998 resulted from two separate transactions. A $32.4 million charge resulted from the vesting of three million warrants in March 1998 related to a ten-year processing agreement that we announced in October 1997 with a strategic partner. A $0.4 million charge resulted from the vesting of 25,000 warrants in June of 1998 related to a five-year consulting agreement with a third party. These non-cash charges were based on a Black-Scholes option pricing model valuation of the warrants at the date of vesting. An additional seven million warrants will vest incrementally upon achievement of a series of certain strategic targets and each incremental vesting of warrants will result in a future non-cash charge based on the fair market value of our warrants and our common stock at the date of vesting.

         Exclusivity Amortization. The exclusivity amortization expense in the years ended June 30, 1997 and 1998 were the result of the exclusivity arrangement we entered into with Intuit, Inc. in connection with our purchase of Intuit Services Corporation in January 1997.

         Net Gain on Dispositions of Assets. The net gain on dispositions of assets totaling $6.3 million in the year ended June 30, 1997 resulted from the sale of the credit card business in March 1997. The gain of $36.2 million in fiscal 1998 was the net result of several transactions. We realized gains on the sales of our recovery management business of $28.2 million, our item processing business of $3.2 million, and electronic banking and wire businesses of $14.7 million. These gains were offset by an anticipated loss from the pending sale of the leasing business of $4.7 million, expected losses on non-cancelable contracts and related costs totaling $1.0 million resulting in the decision to exit the web investor portion of our Investment Services segment and charges totaling $4.2 million for certain equipment and other assets related primarily to data center consolidations where we determined the book value of the assets exceeded their net realizable value.

         Interest. Our interest income increased by $1.3 million or 59%, from $2.2 million for the year ended June 30, 1997 to $3.5 million for the year ended June 30, 1998. This increase was the result of an increase in average cash and investments from $39.2 million to $49.3 million combined with an increase in average yield.

         Our interest expense decreased from $0.8 million for the year ended June 30, 1997 to $0.6 million for the years ended June 30, 1998 due to lower outstanding notes payable and capital lease obligations from fiscal 1997 to fiscal 1998.

         Income Taxes. Our effective income tax benefit was 6.9% for the year ended June 30, 1997 and 14.8% for the year ended June 30, 1998. For both years, the difference between our effective rate and the statutory rate of 35% was due primarily to non-deductible in-process research and development expenses, non-deductible intangible amortization, and state and local taxes.





                                      13-9

SEGMENT INFORMATION

         The following table sets forth our operating revenue and operating income by industry segment for the periods noted. Charges identified as exclusivity amortization, in-process research and development, charge for stock warrants, and net gain on dispositions of assets were separated from the operating results of the segment for a better understanding of the underlying performance of each segment. Explanations of these charges can be found in the discussions above:

                                                                 YEAR ENDED JUNE 30,
                                                       --------------------------------------
                                                          1997          1998          1999
                                                       ----------    ----------    ----------
                                                                   (in thousands)
Operating Revenue:
   Electronic Commerce .............................   $   85,926    $  137,972    $  169,443
   Software ........................................       68,113        66,143        41,384
   Investment Services .............................       22,406        29,749        39,304
                                                       ----------    ----------    ----------
            Total Operating Revenue ................   $  176,445    $  233,864    $  250,131
                                                       ==========    ==========    ==========

Operating Income (Loss):
   Operating Income (Loss) Excluding Specific Items:
      Electronic Commerce ..........................   $  (20,487)   $   (1,342)   $   (5,490)
      Software .....................................        4,324         8,393        14,637
      Investment Services ..........................        2,171         6,225         8,093
      Corporate ....................................      (21,449)      (20,116)      (23,348)
   Specific Items:
      Exclusivity Amortization .....................       (5,958)       (2,963)         --
      In-Process Research and Development ..........     (140,000)         (719)       (2,201)
      Charge for Stock Warrants ....................         --         (32,827)         --
      Net Gain on Dispositions of Assets ...........        6,250        36,173         4,576
                                                       ----------    ----------    ----------
            Total Operating Income (Loss) ..........   $ (175,149)   $   (7,176)   $   (3,733)
                                                       ==========    ==========    ==========

YEARS ENDED JUNE 30, 1998 AND 1999

         Revenue in our Electronic Commerce segment increased by 23%, or $31.4 million, from $138.0 million for the year ended June 30, 1998, to $169.4 million for the year ended June 30, 1999. This increase was primarily due to an increase in subscribers from approximately 2.4 million at June 30, 1998 to approximately
3.0 million at June 30, 1999.

         Our operating loss in our Electronic Commerce segment increased from a loss of $1.3 million for the year ended June 30, 1998 to a loss of $5.5 million for the year ended June 30, 1999. This increase in our operating loss was due to the temporary slowing of revenue growth caused by financial institutions converting their PC-based systems to our new web-based platform. At the same time, we continued to invest in our payment processing infrastructure to enhance our future quality and efficiency in anticipation of the revenue growth expected when financial institutions complete their technology conversions and refocus their marketing efforts on new subscriber growth. These investments include additional customer care resources geared toward improved quality and significant E-Bill implementation costs, which were not offset by additional revenue during the year ended June 30, 1999.

         As of June 30, 1999, we had activated 29 billers for our E-Bill product offering, had an additional 21 billers actively engaged in the implementation process and had another 14 awaiting implementation. We believe that as we continue to activate additional billers for our electronic billing and payment product offerings, the number of users will continue to increase, which should drive revenue and operating income growth in the future.



                                     13-10

         In January 1999, we announced a distribution agreement with Yahoo! designed to promote on-line billing, payment and electronic banking to Internet users. Our planned investments related to this agreement has placed downward pressure on margins in the second half of fiscal 1999, however, these costs will prepare us for up to one million additional subscribers for our services. These investments have allowed us to grow our professional services and customer care staff to support anticipated greater deployment of electronic billing and payment services by billers, as well as expand our sales and marketing and related training activities.

         In April 1999, we experienced a system error that led some users of our electronic bill payment service to experience intermittent problems accessing and using the system. As a result of this outage, we recorded charges totaling $2.7 million. Net of this charge, the operating loss in our Electronic Commerce segment would have been $2.8 million in the year ended June 30, 1999.

         Revenues in our Software segment declined by $24.7 million or 37%, from $66.1 million for the year ended June 30, 1998 to $41.4 million for the year ended June 30, 1999. This decline reflects the impact of the divestiture of several of our software businesses. Excluding the effects of the divestitures, revenue in our Software segment rose by $2.2 million or 6%, from $37.4 million in the year ended June 30, 1998 to $39.6 million for the year ended June 30, 1999. Despite this increase, our license revenue was lower than anticipated due primarily to purchasing moratoriums imposed by potential customers who deferred new software purchases as a result of addressing their internal Year 2000 issues. This slowdown in license sales was offset by greater maintenance and consulting revenue resulting from prior sales of software licenses.

         Operating income in our Software segment increased from $8.4 million for the year ended June 30, 1998 to $14.6 million for the year ended June 30, 1999. Excluding the effects of the divestitures, operating income increased from $10.7 million for the year ended June 30, 1998 to $16.4 million for the year ended June 30, 1999. Of the increase in retained business operating income of $5.7 million, $2.2 million was a result of the revenue growth previously described and approximately $2.4 million was a reporting anomaly related to allocated corporate fixed costs in the fiscal 1998 results. Our pro forma operating income in the year ended June 30, 1998 was carrying a full burden of allocated overhead from our Software segment to avoid unreasonably impacting other segments on a restated pro forma basis. When the effects of allocations are ignored, underlying operating profit margins in our Software segment remained fairly consistent from year to year.

         Revenues in our Investment Services segment increased by $9.6 million, or 32%, from $29.7 million for the year ended June 30, 1998 to $39.3 million for the year ended June 30, 1999. On March 8, 1999, we acquired Mobius Group to augment the product line of this segment. Investment consultants and asset managers may now use Mobius Group's M-Vest service to determine the ideal asset allocation for their clients; use M-Search to determine the ideal investment manager candidates; use CheckFree APL and APL wrap products to provide investment platform and trading tools; and use either M-Watch or CheckFree APL for their investment oversight and reporting to the end client. Excluding the effects of the acquisition, revenue increased by $7.6 million, or 26%, from $29.7 million for the year ended June 30, 1998 to $37.4 million for the years ended June 30, 1999. The increase was due primarily to an increase in the number of institutional portfolios managed from approximately 500,000 at June 30, 1998 to approximately 715,000 at June 30, 1999, offset somewhat by an increase in the number of retail brokerage accounts managed which carry a lower unit price.

         Operating income in our Investment Services segment increased from $6.2 million for the year ended June 30, 1998 to $8.1 million for the year ended June 30, 1999. Excluding the effects of the acquisition of Mobius Group, operating income increased from $6.2 million for the year ended June 30, 1998 to $8.7 million for the year ended June 30, 1999. This increase was due to the greater number of portfolios managed, offset somewhat by costs of approximately $0.9 related to the moving of the segment's main office in fiscal 1999.

         Expenses in our Corporate segment represent charges for human resources, legal, finance and various other unallocated overhead charges. The Corporate segment charges were $20.1 million and $23.3



                                     13-11
million for the years ended June 30, 1998 and 1999, respectively. The fiscal 1999 results included one-time charges of $0.6 million incurred in December 1998 for the formation of a special-purpose subsidiary created to administer our employee medical benefits program; $0.4 million in real estate related charges incurred in the sale of a building in Columbus, Ohio in June of 1998; and $0.9 million in charges incurred in the preparation of a follow-on stock offering that was terminated in June 1998. Net of these one-time charges, our corporate charges remained relatively consistent at 8.6% of total revenue in both years.

YEARS ENDED JUNE 30, 1997 AND 1998

         Revenue in our Electronic Commerce business unit increased by $52.0 million, or 61%, from $85.9 million for the year ended June 30, 1997 to $137.9 million for the year ended June 30, 1998. On a pro forma basis, assuming twelve months of Intuit Services Corporation results are included in and the credit card processing business is excluded from reported results, our revenue increased 50%. This growth was driven primarily by growth in subscribers from approximately 1.7 million at June 30, 1997 to approximately 2.4 million at June 30, 1998.

         Operating losses in our Electronic Commerce segment improved from $20.5 million for the year ended June 30, 1997 to $1.3 million for the year ended June 30, 1998. On a pro forma basis, operating results improved from a loss of $31.4 million for the year ended June 30, 1997 to a loss of $1.3 million for the year ended June 30, 1998. Favorable operating results are primarily due to continued revenue growth as well as continued efficiency improvements in remittance and customer care costs, reduction in costs from the integration of Intuit Services Corporation and significant economies of scale and leverage inherent in the segment's business model. Cost improvements in customer care and remittance are primarily the result of growth in the percentage of electronic versus paper payments, year over year. In the fourth quarter of fiscal 1998, many of our financial institution clients reduced marketing efforts toward new subscribers to allow them time to convert from a PC based software front-end offering to a more efficient web-based offering. This resulted in a decline in quarter over quarter subscriber growth and had a dampening effect on subscriber growth going forward.

         Revenue in our Software segment decreased from $68.1 million for the year ended June 30, 1997 to $66.1 million for the year ended June 30, 1998. On a pro forma basis, adjusting the prior year to exclude the effect of purchased profits and to eliminate results of the divested credit management business, revenue increased by 6% year over year. Revenue growth was primarily the result of increased license sales driven by growth in our reconciliation and compliance products and related maintenance and services revenue generated from new license sales in fiscal 1997 and 1998.

         Operating profits in our Software segment improved from $4.3 million for the year ended June 30, 1997 to $8.4 million for the year ended June 30, 1998. On a pro forma basis, operating income increased from $5.3 million to $8.3 million for the same periods, respectively. Gains on the sale of divested businesses allowed us to release a deferred tax benefit valuation allowance which in turn reduced goodwill and other intangible assets resulting from our Servantis acquisition. Additionally, at the end of the third quarter of fiscal 1998, when we announced intentions to divest software units, related intangible assets were reclassified on the balance sheet as assets held for sale and we discontinued amortization on these assets at that time. The resulting decrease in intangible amortization in our Software segment on a year over year basis was approximately $3.7 million, which was the primary reason for the improvement.

         Revenue in our Investment Services segment increased from $22.4 million for the year ended June 30, 1997 to $29.7 million for the year ended June 30, 1998. This improvement is due primarily to an increase in portfolios managed from approximately 350,000 at June 30, 1997 to approximately 500,000 at June 30, 1998.

         Operating profits in our Investment Services segment increased from $2.2 million for the year ended June 30, 1997 to $6.2 million in the year ended June 30, 1998. Improvements in operating results were due to revenue growth and the leverage and economies of scale inherent in the segment's business model.



                                     13-12

         Our Corporate segment incurred expenses of $21.4 million for the year ended June 30, 1997 and $20.1 million for the year ended June 30, 1998. The improvement was due to successful efforts to assimilate the various acquisitions and leverage the existing infrastructure in response to overall growth in the business.

YEAR 2000 READINESS

         The following statements are "Year 2000 Readiness Disclosures" in conformance with the Year 2000 Information and Readiness Disclosure Act (15 U.S.C. 1) enacted on October 19, 1998.

         Our goal is to ensure that all systems and products will be ready for any date-based processing related to the millennium. The following readiness disclosure is presented for all of our business segments; Electronic Commerce, Software and Investment Services.

         State of Readiness. We are moving all of our Electronic Commerce segment processing to Year 2000-ready environments and are making satisfactory progress to ensure that all of our systems will be ready for any date-based functions related to the millennium. Previous implementation phases included building a Year 2000-ready data center and the physical move of the processing systems to that center. The final implementation phase includes the migration of customers from our Chicago and Columbus systems to the Year 2000-ready Genesis Platform followed by applicable testing on that system which will be completed by September 30, 1999. In anticipation of limited customer migration from our Austin system to Genesis before January 1, 2000, we have made the Austin system Year 2000 ready and testing with financial institutions is substantially complete. Our Electronic Commerce processing systems are subject to regulation by the Office of the Comptroller of the Currency and are required to meet their Year 2000 readiness requirements by June 30, 1999 and we are substantially complete in these requirements. All Software segment products have been made Year 2000 ready and only minor efforts necessary to remediate internal support systems remain. Prior to the acquisition of Mobius Group, all Investment Services customer-related processing systems had been made Year 2000 ready and only customer testing and final remediation of internal systems at Mobius Group remain. Final corporate initiatives require resources to complete installation of date related "patches" to related infrastructure hardware and software applications. All remaining remediation efforts are on target to be completed during the quarter ended September 30, 1999.

         We maintain and periodically update an inventory of all information technology and non-information technology systems. We have solicited most of our third party vendors to determine the status of their Year 2000 readiness and those functions that are likely to have a material effect on us have been identified and assessed. We have received responses from all of our critical vendors and over half of our other vendors. Validation is based on third party representations and/or internal testing. To date, in excess of 95% of our mission critical applications are deemed to be Year 2000-ready. Based on a review of third party representations, we are not currently aware of any third party issue applicable to the Year 2000 that is likely to have a material impact on the conduct of our business, the results of our operations or our financial condition. We have not performed our own tests on many of these third party systems and not assurances can be given that these systems are Year 2000 ready.

         Costs to Address Our Year 2000 Issues. Although the development of the Genesis Platform has taken into account relevant Year 2000 issues, the planned conversion was not accelerated due to Year 2000 issues and year 2000 related costs in the development of the Genesis Platform are therefore not included in our costs below. The following chart reflects our Year 2000 specific costs. The fiscal year 1998 costs were attributed to remediation of legacy systems and applications. The cost to complete includes remediation, testing and verification, but is primarily budgeted to remedy any Year 2000 related situations that we have not yet anticipated. The estimate of total cost has increased by $0.7 million since our last estimate at March 31, 1999 due to additional support we are providing our financial institution customers in their testing requirements and our decision to perform a complete revalidation of our testing. We believe that associated costs are adequately budgeted and provided for in our operating plans.

                                     13-13

                           FISCAL           FISCAL            FISCAL           COST TO
  BUSINESS SEGMENT          1997             1998              1999            COMPLETE            TOTAL
-------------------   ---------------   ---------------   ---------------   ---------------   ---------------
                                                           (IN THOUSANDS)
Electronic Commerce   $             0   $           100   $         1,360   $           800   $         2,260
Software ..........              --                 500               525               100             1,125
Investment Services              --                 375               937               239             1,551
Corporate .........              --                --                 270               100               370
                      ---------------   ---------------   ---------------   ---------------   ---------------
      Total .......   $             0   $           975   $         3,092   $         1,239   $         5,306
                      ===============   ===============   ===============   ===============   ===============

         Risks of Our Year 2000 Issues. In order to accurately process transactions, we must rely on technology supported by our customers and suppliers. Transaction processing relies on transmissions of data from consumer personal computers, through financial institution and merchant web servers and the Internet, over third party data and voice communication lines, and through the Federal Funds System. Failure by us, our customers or our suppliers to adequately address the Year 2000 issues in a timely manner could impede our ability to process transactions and can have a direct impact on our ability to generate revenue per our agreements with financial institution, portfolio management, merchant and direct customers. This in turn could have a material impact on the conduct of our business, the results of our operations and our financial condition. Accordingly, we plan to address all Year 2000 issues before problems materialize. We believe that associated costs are adequately budgeted to handle any remaining issues. Should our efforts or the efforts of our customers and suppliers fail to adequately address relevant Year 2000 issues, the most likely worst case scenario would be a total loss of revenue.

         Our Contingency Plans. We are internally reviewing and testing all mission critical systems and major components for Year 2000 readiness. Contingency plans are in place to address mission critical customer related processes such as back-up communications plans for incoming customer payment and portfolio transactions, paper based payment transaction processing in the event of failure of electronic payment systems and alternative power supply in the event of prolonged power outages. We will continue to incorporate additional Year 2000 considerations into our business contingency plans as necessary.

         We cannot guarantee that our efforts will prevent all consequences and there may be undetermined future costs due to business disruption that may be caused by customers, suppliers or unforeseen circumstances.

LIQUIDITY AND CAPITAL RESOURCES

         The following table sets forth a summary of cash flow activity and should be referred to in conjunction with statements regarding our liquidity and capital resources:

                                                                        SUMMARY OF CASH FLOWS FOR
                                                                           YEAR ENDED JUNE 30,
                                                                    --------------------------------
                                                                      1997        1998        1999
                                                                    --------    --------    --------
                                                                           (IN THOUSANDS)
Cash flow provided by (used in) operating activities ............   $ (8,472)   $(11,673)   $ 25,571
Cash flow provided by (used in) investing activities ............     25,553      12,767     (16,217)
Cash flow provided by (used in) financing activities ............     (5,982)      3,355     (33,443)
                                                                    --------    --------    --------
    Net increase  (decrease) in cash and cash  equivalents ......   $ 11,099    $  4,449    $(24,089)
                                                                    ========    ========    ========

         During the quarters ended September 30, 1998 and December 31, 1998, we expended approximately $31.2 million to repurchase shares of our own stock. In spite of this expenditure, we retained approximately $23.0 million in cash, cash equivalents and short-term investments as of June 30, 1999. Our June 30, 1999 balance sheet reflects a current ratio of 1.41 and working capital of $24.2 million.


                                     13-14

Over the next fiscal year, we expect to generate positive cash flow from our operations. Additionally, we are negotiating a significant lease line of credit to finance future equipment needs in support of expected growth. We believe that existing cash, cash equivalents, short-term investments and available financing alternatives will be more than sufficient to meet our presently anticipated requirements for the foreseeable future. To the extent that additional capital resources are required, we have access to an untapped $20.0 million line of credit and are in the process of expanding this credit facility as well.

         For the year ended June 30, 1999, we generated $25.6 million of cash flow from operations. Of this amount, $14.3 million represented net proceeds from trading securities transactions, which GAAP requires us to reflect in cash flow from operations.

         From an investing perspective we used $40.4 million for the purchase of property and software, of which approximately $14.9 million was for the purchase of land and a building in Dublin, Ohio and another $6.4 million in leasehold improvements to ready the building for occupancy. The remaining $19.1 million was used for computer equipment and software and leasehold improvements in support of initiatives to grow the business and improve quality. We received $18.4 million from the net sale of the various software business divestitures during the fiscal year and the sale of a building in Columbus, Ohio and $14.9 million from the repayment of a note receivable established in fiscal 1998 related to the purchase of the Dublin, Ohio facility. We capitalized $8.0 million in software development costs related to new business initiatives in all three of our business segments. Additionally, we spent approximately $0.2 million in cash in connection with the acquisition of Mobius Group, purchased $1.9 million in held-to-maturity securities and received $1.0 million in proceeds from the sale of held-to-maturity securities.

         From a financing perspective, we used $31.3 million in the purchase of approximately 4.7 million shares of treasury stock for an average price of approximately $6.65 per share. We used $3.3 million in cash for principal payments under capital leases and another $3.6 million to fund an escrow account to release our obligation for bonds with the Department of Economic Development of the State of Ohio to facilitate the sale of land and a building in Columbus, Ohio. We received $2.9 million in proceeds from the exercise of options under the employee stock option plan and $1.9 million from the purchase of shares under the employee stock purchase plan.

         For the year ended June 30, 1998, we used $11.7 million of cash flow in operating activities. During this year, $24.5 million in net investments in trading securities were reflected as cash used in operations. In previous periods, all of our investments were classified as available for sale, and, therefore, related investment activities did not impact operating cash flow. The change to trading securities reflects efforts to maximize yields within our conservative investment guidelines and not to significantly impact the risk profile of our portfolio. From an investing perspective, we generated $54.9 million of cash from the sale of various software businesses, $24 million from sales and maturities of available-for-sale investments, $8.9 million from receipt of a purchase price adjustment related to our Intuit Services Corporation acquisition and $0.3 from the sales of other assets. Investing receipts were offset by $27.9 million in investment in property additions, primarily for computer and operational equipment and facilities related to completion of the Genesis Platform, $20.3 million in the purchase of investments, $14.9 million of investment in a note receivable in conjunction with the proposed purchase of a building in Dublin, Ohio, $10.0 million as final payment on the purchase of Intuit Services Corporation; payment of $1.0 million for the purchase of Advanced Mortgage Technology, Inc., and $0.7 million in capitalization of software development costs. From a financing perspective, $5.4 million of cash was provided by stock option exercises under our Stock Option Plans, stock purchases under our Associate Stock Purchase Plan and our matching contributions under our 401(k) Plan, which was offset by payments of $1.1 million in satisfaction of an outstanding note payable and $0.9 million in capital lease obligations. As a result of the above, our current ratio improved from 1.3 at June 30, 1997 to 2.3 at June 30, 1998 and related working capital increased from $20.0 million at June 30, 1997 to $78.2 million at June 30, 1998.

         For the year ended June 30, 1997, we used $8.5 million for operating activities. The sale of businesses generated proceeds of $29.5 million while $0.6 million was received from the exercise of stock options during the year. We invested $11.4 million, net of cash acquired, for the purchase of Intuit Services Corporation. Some stockholders from the Security APL acquisition exercised options to sell

                                     13-15

276,469 common shares back to us at a price of $19.00 per share. We received proceeds of $19.5 million on net maturities and sales of available-for-sale investments and we invested $9.1 million in property and software additions. Principal payments on capital leases totaled $1.1 million.

INFLATION

         We believe the effects of inflation have not had a significant impact on our results of operations.

RECENT ACCOUNTING PRONOUNCEMENTS

         In March 1998, the Accounting Standards Executive Committee ("AcSEC") issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which is effective for fiscal years beginning after December 15, 1998. The Statement distinguishes accounting for the costs of computer software developed or obtained for internal use from guidance under SFAS 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." The adoption of SOP 98-1 is not expected to have a material impact on the Company's software capitalization policies or financial statement disclosures.

         In June 1998, the FASB issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," which will require that all derivative financial instruments be recognized as either assets or liabilities in the balance sheet. SFAS 133 will be effective for the Company's first quarter of fiscal 2001. The Company is in the process of evaluating the effects of this new statement.


SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

         Except for the historical information contained herein, the matters discussed in our annual report include certain forward-looking statements within the meaning of Section 27A of the Securities Act, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Those statements include, but may not be limited to, all statements regarding our and management's intent, belief and expectations, such as statements concerning our future profitability, our operating and growth strategy, and Year 2000 issues. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, the factors set forth under the caption "Business -- Business Risks" in the Annual Report on Form 10-K for the year ended June 30, 1999 and other factors detailed from time to time in our filings with the Securities and Exchange Commission. One or more of these factors have affected, and in the future could affect, our businesses and financial results in the future and could cause actual results to differ materially from plans and projections. Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate. Therefore, there can be no assurance that the forward-looking statements included in this Annual Report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. All forward-looking statements made in this Annual Report are based on information presently available to our management. We assume no obligation to update any forward-looking statements.


                                     13-16

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of CheckFree Holdings Corporation and Subsidiaries:

We have audited the accompanying consolidated balance sheets of CheckFree Holdings Corporation (the "Company") and its subsidiaries as of June 30, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended June 30, 1997, 1998, and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries at June 30, 1998 and 1999, and the results of their operations and their cash flows for the years ended June 30, 1997, 1998, and 1999 in conformity with generally accepted accounting principles.



Atlanta, Georgia
August 9, 1999


                                     13-17

                 CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                             JUNE 30, 1998 AND 1999

                                                                             1998           1999
                                                                           ---------    ---------
                                                                               (IN THOUSANDS,
                                                                              EXCEPT SHARE DATA)
                                  ASSETS
CURRENT ASSETS:
     Cash and cash equivalents .........................................   $  36,535    $  12,446
     Investments .......................................................      24,533       10,266
     Accounts receivable, net ..........................................      32,960       45,660
     Assets held for sale ..............................................      15,881         --
     Note receivable ...................................................      14,882         --
     Prepaid expenses and other assets .................................       4,678        7,800
     Deferred income taxes .............................................       7,231        6,513
                                                                           ---------    ---------
                    Total current assets ...............................     136,700       82,685
PROPERTY AND EQUIPMENT, Net ............................................      50,920       69,823
OTHER ASSETS:
     Capitalized software, net .........................................      11,387       20,059
     Intangible assets, net ............................................      30,474       45,875
     Investments .......................................................       1,006        1,875
     Deferred income taxes .............................................      12,889       21,920
     Other noncurrent assets ...........................................       6,736       10,524
                                                                           ---------    ---------
                    Total other assets .................................      62,492      100,253
                                                                           ---------    ---------
                                                                           $ 250,112    $ 252,761
                                                                           =========    =========

                     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
     Accounts payable ..................................................   $   8,536    $   9,634
     Accrued liabilities ...............................................      25,160       26,971
     Current portion of long-term obligations ..........................       1,180        1,640
     Deferred revenue ..................................................      19,710       20,195
     Income taxes payable ..............................................       3,876         --
                                                                           ---------    ---------
                    Total current liabilities ..........................      58,462       58,440
ACCRUED RENT AND OTHER .................................................       1,329        3,536
OBLIGATIONS UNDER CAPITAL LEASES- Less current portion .................       6,467        3,882
COMMITMENTS (Note 21)
STOCKHOLDERS' EQUITY:
     Preferred stock- 15,000,000 authorized shares, $.01 par value;
        no amounts issued or outstanding ...............................        --           --
      Common stock- 150,000,000 authorized shares, $.01 par value;
        issued 56,364,839  and 57,305,659 shares, respectively;
        outstanding 56,364,839 and 51,756,278 shares, respectively .....         564          518
     Additional paid-in-capital ........................................     492,109      480,385
     Less:
        Treasury stock- at cost; 963,295 shares, no shares, respectively      (4,362)        --
        Accumulated deficit ............................................    (304,457)    (294,000)
                                                                           ---------    ---------
                    Total stockholders' equity .........................     183,854      186,903
                                                                           ---------    ---------
                                                                           $ 250,112    $ 252,761
                                                                           =========    =========

                 See notes to consolidated financial statements


                                     13-18

                 CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                              YEAR ENDED JUNE 30,
                                                     1997            1998            1999
                                                 ------------    ------------    ------------
                                                        (IN THOUSANDS, EXCEPT SHARE DATA)

REVENUES:
     Processing and servicing ................   $     94,528    $    159,255    $    201,059
     Merchant discount .......................          9,994            --              --
     License fees ............................         33,088          28,952          15,975
     Maintenance fees ........................         22,567          25,848          17,746
     Other ...................................         16,268          19,809          15,351
                                                 ------------    ------------    ------------
                    Total revenues ...........        176,445         233,864         250,131

EXPENSES:
     Cost of processing, servicing and support        102,721         129,924         146,704
     Research and development ................         32,869          36,265          21,085
     Sales and marketing .....................         32,670          28,839          32,354
     General and administrative ..............         18,707          20,677          31,466
     Depreciation and amortization ...........         24,919          24,999          24,630
     In-process research and development .....        140,000             719           2,201
     Charge for stock warrants ...............           --            32,827            --
     Exclusivity amortization ................          5,958           2,963            --
                                                 ------------    ------------    ------------
                    Total expenses ...........        357,844         277,213         258,440
     Net gain on dispositions of assets ......          6,250          36,173           4,576
                                                 ------------    ------------    ------------
LOSS FROM OPERATIONS .........................       (175,149)         (7,176)         (3,733)
OTHER:
     Interest income .........................          2,153           3,464           2,799
     Interest expense ........................           (834)           (632)           (618)
                                                 ------------    ------------    ------------
LOSS BEFORE INCOME TAXES .....................       (173,830)         (4,344)         (1,552)
INCOME TAX BENEFIT ...........................        (12,017)           (641)        (12,009)
                                                 ------------    ------------    ------------
NET INCOME (LOSS) ............................   $   (161,813)   $     (3,703)   $     10,457
                                                 ============    ============    ============

BASIC EARNINGS (LOSS) PER SHARE:
     Net income (loss) per common share ......   $      (3.44)   $      (0.07)   $       0.20
                                                 ============    ============    ============
     Equivalent number of shares .............     46,988,225      55,086,742      52,444,375
                                                 ============    ============    ============
DILUTED EARNINGS (LOSS) PER SHARE:
     Net income (loss) per common share ......   $      (3.44)   $      (0.07)   $       0.18
                                                 ============    ============    ============
     Equivalent number of shares .............     46,988,225      55,086,742      56,529,165
                                                 ============    ============    ============


                 See notes to consolidated financial statements


                                     13-19

                 CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                              NUMBER OF            COMMON       ADDITIONAL      NUMBER OF
                                              SHARES OF           STOCK AT       PAID-IN        SHARES OF
                                             COMMON STOCK           PAR          CAPITAL      TREASURY STOCK
                                             ------------       ------------   -----------    --------------
                                                            (IN THOUSANDS, EXCEPT SHARE DATA)

BALANCE- JUNE 30, 1996 ...................     42,274,800    $        423    $    276,822        (757,536)
     Net loss ............................           --              --              --              --
     Stock options exercised .............        636,309               6             591            --
     Tax benefit associated with exercise
          of stock options ...............           --              --               887            --
     Issuance of common stock and stock
          options pursuant to acquisitions     12,635,212             126         176,550            --
     Treasury stock acquired .............           --              --              --          (284,016)
                                             ------------          ------       ---------      ----------
BALANCE- JUNE 30, 1997 ...................     55,546,321             555         454,850      (1,041,552)
     Net loss ............................           --              --              --              --
     Stock options exercised .............        708,661               8           2,204            --
     Employee stock purchases ............        109,857               1           1,572            --
     401(k) match ........................           --              --              --            78,257
     Warrants issued .....................           --              --            32,827            --
     Tax benefit associated with exercise
          of stock options ...............           --              --               656            --
                                             ------------          ------       ---------      ----------
BALANCE- JUNE 30, 1998 ...................     56,364,839             564         492,109        (963,295)
     Net income ..........................           --              --              --              --
     Stock options exercised .............        354,758               3           1,605            --
     Employee stock purchases ............         48,748               1             968          48,631
     401(k) match ........................           --              --              --            74,981
     Treasury stock acquired .............           --              --              --        (4,709,698)
     Treasury stock retired ..............     (5,549,381)            (55)        (33,610)      5,549,381
     Issuance of common stock pursuant to
          acquisition ....................        537,314               5          17,995            --
     Tax benefit associated with exercise
          of stock options ...............           --              --             1,318            --
                                             ------------          ------       ---------      ----------
BALANCE- JUNE 30, 1999....................     51,756,278          $  518       $ 480,385            --
                                             ============          ======       =========      ==========

                                               TREASURY                         TOTAL
                                               STOCK AT       ACCUMULATED    STOCKHOLDERS'
                                                 COST           DEFICIT        EQUITY
                                             -------------    ------------   ------------
                                                  (IN THOUSANDS, EXCEPT SHARE DATA)

BALANCE- JUNE 30, 1996 ..................   $        (629)   $   (138,941)     $  137,675
     Net loss ............................           --          (161,813)       (161,813)
     Stock options exercised .............           --              --               597
     Tax benefit associated with exercise
          of stock options ...............           --              --               887
     Issuance of common stock and stock
          options pursuant to acquisitions           --              --           176,676
     Treasury stock acquired .............         (5,378)         (5,378)         (5,378)
                                            -------------    -------------     ----------
BALANCE- JUNE 30, 1997 ...................         (6,007)       (300,754)        148,644
     Net loss ............................           --            (3,703)         (3,703)
     Stock options exercised .............            (47)           --             2,165
     Employee stock purchases ............           --              --             1,573
     401(k) match ........................          1,692            --             1,692
     Warrants issued .....................           --              --            32,827
     Tax benefit associated with exercise
          of stock options ...............           --              --               656
                                            -------------    -------------     ----------
BALANCE- JUNE 30, 1998 ...................         (4,362)       (304,457)        183,854
     Net income ..........................           --            10,457          10,457
     Stock options exercised .............           --              --             1,608
     Employee stock purchases ............          1,070            --             2,039
      401(k) match .......................            963            --               963
     Treasury stock acquired .............        (31,336)           --           (31,336)
     Treasury stock retired ..............         33,665            --              --
     Issuance of common stock pursuant to
          acquisition ....................           --              --            18,000
     Tax benefit associated with exercise
          of stock options ...............           --              --             1,318
                                            -------------    -------------     ----------
BALANCE- JUNE 30, 1999....................  $        --      $    (294,000)    $  186,903
                                            =============    =============     ==========


                 See notes to consolidated financial statements


                                     13-20

                 CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                         YEAR ENDED JUNE 30,
                                                                            --------------------------------------------
                                                                                1997            1998            1999
                                                                            ------------    ------------    ------------
                                                                                            (IN THOUSANDS)
OPERATING ACTIVITIES:
     Net income (loss) ..................................................   $   (161,813)   $     (3,703)   $     10,457
     Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
     Write off of in-process research and development ...................        140,000             719           2,201
     Write off of capitalized software ..................................          3,619            --              --
     Issuance of warrants ...............................................           --            32,827            --
     Exclusivity amortization ...........................................          4,938           2,963            --
     Depreciation and amortization ......................................         24,919          24,999          24,630
     Deferred income tax provision ......................................        (13,101)         (5,499)            854
     Net gain on dispositions of assets .................................         (6,250)        (36,173)         (4,576)
     Purchases of investments- Trading ..................................           --           (28,799)        (10,416)
     Proceeds from maturities and sales of investments, net- Trading ....           --             4,267          24,683
     Change in certain assets and liabilities (net of acquisitions and dispositions):
          Accounts receivable ...........................................        (10,952)         (5,095)         (6,976)
          Prepaid expenses and other ....................................         (2,976)         (1,834)          1,434
          Accounts payable ..............................................          1,249           1,492             988
          Accrued liabilities ...........................................          4,203            (568)         (2,194)
          Deferred revenue ..............................................          7,509             239           1,739
          Income tax accounts ...........................................            183           2,492         (17,253)
                                                                            ------------    ------------    ------------
                    Net cash provided by (used in) operating activities .         (8,472)        (11,673)         25,571
INVESTING ACTIVITIES:
     Purchase of property and software ..................................         (9,114)        (27,939)        (40,444)
     Proceeds from sale of assets .......................................         29,488          54,990          18,435
     Purchase of note receivable ........................................           --           (14,882)           --
     Proceeds from repayment of note receivable .........................           --              --            14,882
     Proceeds from purchase price adjustment ............................           --             8,889            --
     Capitalization of software development costs .......................           --              (731)         (8,031)
     Purchase of business, net of cash acquired .........................        (11,363)        (11,000)           (190)
     Purchases of investments- Held to maturity .........................         (3,000)         (1,006)         (1,875)
     Proceeds from maturities and sales of investments- Held to maturity            --              --             1,006
     Purchases of investments- Available for sale .......................           --           (19,311)           --
     Proceeds from maturities and sales of investments- Available
          for sale ......................................................         19,542          23,757            --
                                                                            ------------    ------------    ------------
                    Net cash provided by (used in) investing activities .         25,553          12,767         (16,217)
FINANCING ACTIVITIES:
     Repayment of notes payable and other debt extinguishment ...........            (69)         (1,144)           --
     Principal payments under capital lease obligations .................         (1,082)           (931)         (3,327)
     Escrow deposit associated with capital lease obligation ............           --              --            (3,637)
     Proceeds from stock options exercised, including related tax benefits            597           2,165          2,926
     Proceeds from employee stock purchase plan ..........................           --             1,573          1,931
     Proceeds from employee 401(k)plan ...................................           --             1,692           --
     Purchase of treasury stock ..........................................         (5,378)           --          (31,336)
     Payments on stockholder notes .......................................            (50)           --             --
                                                                             ------------    ------------   -------------
                    Net cash provided by (used in) financing activities ..         (5,982)          3,355        (33,443)
                                                                             ------------    ------------   -------------
NET INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS ....................................................         11,099           4,449        (24,089)
CASH AND CASH EQUIVALENTS:
     Beginning of period .................................................         20,987          32,086         36,535
                                                                             ------------    ------------   -------------
     End of period .......................................................   $     32,086    $     36,535   $     12,446
                                                                             ============    ============   =============

                 See notes to consolidated financial statements



                                     13-21

                 CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           AS OF AND FOR THE YEARS ENDED JUNE 30, 1997, 1998 AND 1999

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Organization - CheckFree Holdings Corporation (the "Company") is the parent company of CheckFree Corporation ("CFC"), the principal operating company of the business. CFC was organized in 1981 and is a leading provider of transaction processing services, software and related products to financial institutions and businesses and their customers throughout the United States. See Note 19 for a description of the Company's business segments. Following a number of acquisitions and divestitures, CFC reorganized its corporate structure on December 22, 1997. In connection with the reorganization, holders of common stock ("Common Stock") of CFC became holders of an identical number of shares of Common Stock of the Company. The restructuring was effected by a merger conducted pursuant to
      Section 251(g) of the Delaware General Corporation Law, which provides for the formation of a holding company structure without a vote of the stockholders of the Company.

      Principles of Consolidation - The accompanying consolidated financial statements include the results of operations of the Company, its wholly-owned subsidiaries, and CheckFree Management Corporation, of which the Company is the majority owner. All significant intercompany transactions have been eliminated.

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

      Processing Agreements - The Company has agreements with transaction processors to provide origination and settlement services for the Company. Under the agreements, the Company must fund service fees and returned transactions when presented. These agreements expire at various dates.

      Transaction Processing - In connection with the timing of the Company's financial transaction processing, the Company is exposed to credit risk in the event of nonperformance by other parties, such as returns and chargebacks. The Company utilizes credit analysis and other controls to manage its credit risk exposure. The Company also maintains a reserve for future returns and chargebacks.

      Cash and Cash Equivalents - The Company considers all highly liquid debt instruments (primarily United States government agency obligations and commercial paper) purchased with maturities of three months or less to be cash equivalents. Substantially all cash and cash equivalents are on deposit with six financial institutions.

      Investments - The Company's investments consist primarily of United States government, government agency or state obligations. The Company classifies these investments as available-for-sale, trading or held-to-maturity securities in accordance with Statement of Financial Accounting Standards ("SFAS") 115, "Accounting for Certain Investments in Debt and Equity Securities". Investments classified as available-for-sale are carried at fair value, with unrealized holding gains and losses reported as a separate component of stockholders' equity. Trading securities are carried at market value and unrealized holding gains and losses are included in income. Held-to-maturity securities are carried at amortized cost.

      Property and Equipment - Property and equipment are stated at cost. Property and equipment are depreciated using the straight-line method over the estimated useful lives as follows: land improvements, building and building improvements, 15 to 30 years; computer equipment, software, and furniture, 3 to 7 years. Equipment under capital leases are amortized using the straight-line method over the lesser of their estimated useful lives or the terms of the leases. Leasehold improvements are amortized over the lesser of the estimated useful lives or remaining lease periods.



                                     13-22

                 CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

      Capitalized Software Costs - Software development costs incurred prior to the establishment of technological feasibility are expensed as incurred. Software development costs incurred after the technological feasibility of the subject software product has been established are capitalized in accordance with SFAS 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." Capitalized software development costs are amortized on a product-by-product basis using either the estimated economic life of the product on a straight-line method over three to five years, or the ratio of current year gross product revenue to current and anticipated future gross product revenue, whichever is greater. Unamortized software development costs in excess of estimated future net revenues from a particular product are written down to estimated net realizable value.

      Amortization of software costs totaled $7,687,000, $5,198,000 and $2,567,000, for the years ended June 30, 1997, 1998 and 1999, respectively.

      Intangible Assets - The costs of identified intangible assets are generally amortized on a straight-line basis over periods from 8 months to 15 years. Goodwill is amortized on a straight-line basis over 10 to 15 years. At each balance sheet date, a determination is made by management to ascertain whether the intangible assets have been impaired based on several criteria, including, but not limited to, sales trends, undiscounted operating cash flows, and other operating factors.

      Capital Stock - The Company is authorized to issue up to 150,000,000 shares of $.01 par value Common Stock. In addition, the Company is authorized to issue up to 15,000,000 shares of $.01 par value preferred stock in one or more series and to establish such relative voting, dividend, redemption, liquidation, conversion and other powers, preferences, rights, qualifications, limitations and restrictions as the Board of Directors may determine without further stockholder approval. No preferred shares have been issued.

      Basic and Diluted Earnings (Loss) Per Share -The Company reports Basic and Diluted Earnings (Loss) Per Share in accordance with the provisions of SFAS 128 "Earnings Per Share". Basic earnings (loss) per common share is determined by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding. Diluted per-common-share amounts assume the issuance of common stock for all potentially dilutive equivalent shares outstanding.

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

      Comprehensive Income - On July 1, 1998, the Company adopted SFAS 130, "Reporting Comprehensive Income." The Statement requires disclosure of total non-shareowner changes in equity and its components. Total non-shareowner changes in equity includes all changes in equity during a period except those resulting from investments by and distributions to shareowners. The only component of other comprehensive income applicable to the Company would be unrealized holding gains or losses on the Company's available-for-sale securities. There were no available-for-sale securities held during the year ended June 30, 1999 and the carrying value of available-for-sale securities held during the years ended June 30, 1998 and 1997 approximated market value. As a result, there were no reported unrealized gains or losses on available-for-sale securities during the years ending June 30, 1997, 1998 and 1999.



                                     13-23

                 CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)



      Business Segments - On July 1, 1998, the Company adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information". The Statement defines how operating segments are determined and requires disclosure of certain financial and descriptive information about a company's operating segments. The adoption of SFAS 131 did not have a material impact on the Company's financial statement disclosures.

      Recent Accounting Pronouncements - In March 1998, the Accounting Standards Executive Committee ("AcSEC") issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which is effective for fiscal years beginning after December 15, 1998. The Statement distinguishes accounting for the costs of computer software developed or obtained for internal use from guidance under SFAS 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." The adoption of SOP 98-1 is not expected to have a material impact on the Company's software capitalization policies or financial statement disclosures.

      In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," which will require that all derivative financial instruments be recognized as either assets or liabilities in the balance sheet. SFAS 133 will be effective for the Company's first quarter of fiscal 2001. The Company is in the process of evaluating the effects of this new statement.

      Reclassifications - Certain amounts in the prior years' financial statements have been reclassified to conform to the 1999 presentation.

      REVENUE RECOGNITION

      - Processing and Servicing - Processing and servicing revenues include revenues from transaction processing, electronic funds transfer and monthly service fees on consumer funds transfer services. The Company recognizes revenue when the services are performed.

           As part of processing certain types of transactions, the Company earns interest from the time money is collected from its customers until the time payment is made to the applicable merchants. These revenues, which are generated from trust account balances not included on the Company's balance sheet, are included in processing and servicing and totaled $3,228,000, $9,676,000 and $11,846,000, for the years ended June 30, 1997, 1998 and 1999, respectively.

      - Merchant Discount - Merchant discount revenues are recognized when the services are performed. Interchange fees incurred in the settlement of merchant credit card transactions are included in processing and servicing expenses.

      - License Fees - On July 1, 1998, the Company adopted SOP 97-2, "Software Revenue Recognition". The Statement provides guidance for recognizing revenue on software transactions and supersedes SOP 91-1, "Software Revenue Recognition". In accordance with the provisions of SOP 97-2, the Company recognizes revenue from software license agreements when there is persuasive evidence that an arrangement exists, the fee is fixed and determinable, collectibility is probable and the software has been shipped, provided that no significant obligation remains under the contract.

      - Maintenance Fees - Maintenance fee revenue is recognized ratably over the term of the related contractual support period, generally 12 months.

      - Other - Other revenue consists primarily of consulting and training services. Consulting revenue is recognized principally on a percentage-of-completion basis and training revenue is recognized upon delivery of the related service.



                                     13-24

                 CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


      EXPENSE CLASSIFICATION

      - Processing, Servicing and Support - Processing, servicing and support costs consist primarily of data processing costs, customer care and technical support, and third party transaction fees, which consist primarily of ACH transaction fees.

      - Research and Development - Research and development expenses consist primarily of salaries and consulting fees paid to software engineers and business development personnel, and are reported net of applicable capitalized development costs.

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

2.    ACQUISITIONS AND DISPOSITIONS

      On March 8, 1999, the Company acquired Mobius Group, Inc. ("Mobius Group") for a total of $19.1 million, consisting of 537,314 shares of common stock valued at $18 million, $0.2 million of acquisition costs, and $0.9 million of assumed debt. The acquisition was treated as a purchase for accounting purposes, and, accordingly, the assets and liabilities were recorded based on their fair values at the date of the acquisition. The values ascribed to acquired intangible assets and their respective useful lives are as follows:

                                                    INTANGIBLE      USEFUL
                                                       ASSET         LIFE
                                                      -------       -------
                                                  (IN THOUSANDS)
      Goodwill ...................................   $10,392           15
      Customer base ..............................     4,429           15
      Tradenames .................................     3,709           10
      Existing product technology ................     1,864            5
      Workforce ..................................       940            5


                                     13-25

                 CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


      Amortization of intangible assets is on a straight line basis over the assets' respective useful life. Mobius Group's operations are included in the consolidated statements of operations from the date of acquisition.

      At the acquisition date, Mobius Group had four products under development that had not demonstrated technological or commercial feasibility. These products included M-Plan Retirement & Estate Planning Modules, M-Plan Cash Flow, Tax and Education Planning Modules, a new version of M-Search and a new version of M-Vest. The in-process technology has no alternative use in the event that the proposed products do not prove to be feasible. These development efforts fall within the definition of In-Process Research and Development ("IPR&D") contained in SFAS 2.

      M-Plan Integrated Financial Planning System- M-Plan will be a Windows based integrated financial planning system for retirement and estate planning, cash flow, tax and educational planning and capital needs analysis. It will produce over 100 reports for retirement, new investments, estate planning, and other analysis, as well as provide historical returns and standard deviations for various asset allocations integrated with extensive modeling to provide detailed and usable analysis. M-Plan's wizards will give users the ability to produce and to analyze alternative scenarios quickly. M-Plan will consist of five main disciplines: Retirement and Estate Planning, Cash Flow, Tax and Education modules. M-Plan Retirement and Estate Planning are the core disciplines; a user must own one of these two in order to add future disciplines.

      - M-Plan Retirement & Estate Planning Modules. Significant development is required to convert trust and gift tax calculations from formulas to C++ programming language. Additionally, work must be performed to create necessary database fields to capture a variety of user scenario analyses. These modules will be used by sophisticated financial planners that will be expected to produce reports for a variety of individuals with specific circumstances and therefore, calculations must produce results under all possible scenarios. In addition, there are over 100 reports to be programmed and customized into usable and readable format and Mobius Group does not currently have the ability to insert data into all of the reports. Finally, developed technology is not in a modular format and, as M-Plan will be sold in modules, additional work must be performed to divide code into modules.

      - Cash Flow, Tax and Education Planning Modules. Reports for the Cash Flow Planning module have not yet been developed. Mobius Group had not yet determined how it would integrate tax tables into its tax calculations, as only tax rate calculations are currently available in the Tax Planning module and significant work remains to complete reports and database fields. There has been no significant data gathering for the Education Planning module and therefore the code had not yet been written for the calculations, the database fields and the reports.

      The technology utilized in the M-Plan is based entirely on new technology. Although the Company has been selling another comprehensive financial planning program, it operated on a DOS platform and the new programs are being developed in C++ for Windows.

      M-Search Revision - M-Search is Mobius Group's Investment Manager Database System, containing comprehensive qualitative and quantitative data on over 1,300 investment management firms and 5,000 composites. In-process development is designed to allow the user to customize reports based on selection criteria, which the current version does not offer. This effort requires a rewrite of a significant portion of the source code. Based on software engineers' estimates of the percentage of reuse of developed technology within particular components of the product, 25% of its value is attributable to core technology.

      M-Vest Revision - M-Vest is Mobius Group's 16-bit asset allocation system that is under development to port the entire program over to 32-bit. This development effort requires significant changes to the user interface, a revision of most of the reports and changes to core algorithms. Management estimates that it would have taken six man months to recreate the code from the beginning and the entire porting would take 12 man months and as a result, 30% of its value is attributable to core technology.


                                     13-26

                 CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)





      The following table presents information regarding the status of various in-process research and development projects acquired in connection with the Mobius Group acquisition:

                                                  ESTIMATED STAGE         EXPECTED        EXPECTED COST
                                                   OF COMPLETION          RELEASE          TO COMPLETE        VALUATION
                                                 ------------------     -------------    ----------------     -----------
                                                                                         (IN THOUSANDS)     (IN THOUSANDS)
         M-Plan:
              Retirement and Estate Planning
                   Module...................             92%             May 1999           $      49         $       693
              Cash Flow, Tax and Education
                   Module...................             64%             December 1999            208                 183
         M-Search Revision..................             56%             September 1999           176               1,218
         M-Vest Revision....................             20%             September 1999           220                 107
                                                                                            ---------         -----------
                        Total...............                                                $     653         $     2,201
                                                                                            =========         ===========

      The method used to allocate the purchase consideration to IPR&D was the modified income approach. Under the income approach, fair value reflects the present value of the projected free cash flows that will be generated by the IPR&D projects and that is attributable to the acquired technology, if successfully completed. The modified income approach takes the income approach, modified to include the following factors:

      -   Analysis of the stage of completion of each project;
      - Exclusion of value related to research and development yet-to-be completed as part of the on-going IPR&D projects; and
      -   The contribution of existing products/technologies.

      The projected revenues used in the income approach are based upon the incremental revenues associated with a portion of the project related to Mobius Group's technology likely to be generated upon completion of the project and the beginning of commercial sales, as estimated by the Company's management. The projections assume that the product will be successful and the products' development and commercialization are as set forth by management. The discount rate used in this analysis is an after-tax rate of 20%

      Certain risks and uncertainties are associated with the completion of the development with a reasonable projected period of time. These risks include:

      - The Retirement and Estate Planning module has been sent to a development partner for testing and identification of errors. Due to the nature of the product and the necessity that all calculations work correctly in order for the product to be commercially viable and to function as designed, this testing is considered a significant part of the development effort.
      - The cash flow module reports have not been developed. As the reports are the only output seen by the end user, this represents a major development effort.
      - The Company has not yet determined how it will integrate tax tables into its tax calculation in the tax module. Significant work remains to complete reports and database fields.
      - For the education module, significant data gathering had not occurred and, therefore, the code had not yet been written for the calculations, the database fields, and the reports.
      - Significant risks still exist related to the completion and reintegration of the M-Plan Modules (Retirement and Estate Planning and Cash Flow, Tax, and Education Modules). For example, a user who borrows for education purposes from his retirement fund should see his retirement decrease (in the Retirement Module) and education investment increase (in the Education Module).
      - The M-Plan Modules are based entirely on new technology, since they are written in C++ for a windows platform and utilize no existing technology.
      - M-Vest is Mobius Group's current asset allocation system. There is an on-going development program to migrate this program to run on 32-bit hardware. This effort requires significant changes to interfaces, to reports and some core algorithms.


                                     13-27

                 CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

      - Each of the acquired IPR&D projects have not demonstrated their technological or commercial feasibility as of the valuation date. Significant risks exist because of uncertainties the Company may face in the form of time and costs necessary to produce technologically feasible products.
      - If the proposed products fail to become viable, there is uncertainty that the Company would be able to realize any value from the sale of the technology to another party.

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

      On January 27, 1997, the Company acquired Intuit Services Corporation ("ISC") for a total of $199.0 million, including 12.6 million shares of common stock valued at $177.2 million, the present value of cash payments due to Intuit, Inc. under the Services and License Agreement of $19.6 million and acquisition costs of $2.2 million. The acquisition was treated as a purchase for accounting purposes, and, accordingly, the assets and liabilities were recorded based on their fair values at the date of the acquisition. Of the total purchase price, $28.9 million was allocated to goodwill. In addition, $140.0 million was allocated to in-process research and development, which was charged to operations at the time of the acquisition. $7.9 million was allocated to an exclusivity agreement with Intuit, Inc. and was amortized on a straight-line basis over the contractual life of eight months. A further $3.5 million was allocated to other identifiable intangible assets and $20.3 million allocated to tangible assets. ISC's operations are included in the consolidated results of operations from the date of the acquisition.

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

      The unaudited pro forma results of operations of the Company for the years ended June 30, 1998 and 1999, assuming the acquisitions occurred at the beginning of each period are as follows (in thousands, except per share data):

                                                        YEAR ENDED JUNE 30,
                                                ----------------------------------
                                                      1998               1999
                                                ---------------    ---------------

      Total revenues ........................   $       239,701    $       255,427
      Net income (loss) .....................   $        (3,417)   $        13,462
      Basic earnings per share:
           Net income (loss) per common share   $         (0.06)   $          0.25
                                                ===============    ===============
           Equivalent number of shares ......            55,624             52,815
                                                ===============    ===============
     Diluted earnings per share:
           Net income (loss) per common share   $         (0.06)   $          0.24
                                                ===============    ===============
           Equivalent number of shares ......            55,624             56,900
                                                ===============    ===============

      This information is presented to facilitate meaningful comparisons to on-going operations and to other companies. The unaudited pro forma amounts above do not include a charge for in-process research and development of $2.2 million arising from the Mobius acquisition in 1999. Previous operations of AMTI were insignificant and therefore, require no pro forma considerations. The unaudited pro forma information is not necessarily indicative



                                     13-28

                 CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

      of the actual results of operations had the transactions occurred at the beginning of the periods presented, nor should it be used to project the Company's results of operations for any future periods.

      On October 1, 1998 the Company sold certain software and other assets related to its imaging line of business for $0.8 million consisting of a note receivable of $0.5 million and future services of $0.3 million. Loss on the sale amounted to $2.9 million.

      On September 11, 1998 the Company sold certain software and other assets related to its mortgage line of business for $19.1 million, net of a working capital adjustment. As part of the sales agreement, the Company retained responsibility for certain customer obligations and agreed to subcontract with the acquiring company to perform consulting services at retail hourly rates for these retained obligations. The Company received cash of $15 million, net of $4.0 million of prepaid subcontract services due the acquiring company. Net gain on the sale amounted to $6.4 million.

      On July 6, 1998 the Company divested itself of certain software related to its leasing line of business. The Company paid the acquiring party $639,000 in cash and agreed to five additional quarterly installments of $60,000 each. Additionally, in conjunction with this transaction, the Company agreed to pay $3.0 million to a customer to relieve the Company and acquiring party of further obligations relating to a product related consulting agreement. The loss of $4.7 million was recorded in the fourth quarter of the year ended June 30, 1998.

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

      On March 26, 1997, the Company sold certain assets and certain contracts and licensed certain proprietary software for processing automatic accounts receivable through credit cards or the Automated Clearing House resulting in a net gain on the sale of $6.3 million.

      The gain or loss on sale of assets described above is included in Net Gain on Dispositions of Assets in the Company's Consolidated Statements of Operations.

3.    INVESTMENTS

      Investments consist of the following (in thousands):

                                                                                    JUNE 30,
                                                                              ------------------
                                                                                1998       1999
                                                                              --------   --------
      Held-to-Maturity-State Obligations ...................................   $  1,006   $   --
      Held-to-Maturity-U.S. Government Agency Obligations ..................       --        1,875
      Trading ..............................................................     24,533     10,266
                                                                               --------   --------
                          Total ............................................   $ 25,539   $ 12,141
                                                                               ========   ========


      Held-to-Maturity - The difference between the amortized cost and the aggregate fair value of held-to-maturity investments at June 30, 1998 and 1999 was insignificant. The held-to-maturity investment at June 30, 1998 was



                                     13-29

                 CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

     sold to provide funding for treasury stock purchases. The realized gain on the sale of this investment was insignificant.

     Trading - Trading investments are classified as current assets and are recorded at fair value.

     Contractual maturities of debt securities classified as held-to-maturity at June 30, 1999 are as follows:


             Due after one year through five years..................................   $ 1,875
                                                                                      ===========


      Expected maturities may differ from contractual maturities because debt issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

4.    ACCOUNTS RECEIVABLE

      Accounts receivable consist of the following (in thousands):

                                                                                    JUNE 30,
                                                                              -------------------
                                                                                1998       1999
                                                                              --------   --------
      Trade accounts receivable ............................................  $ 22,739   $ 31,366
      Unbilled trade accounts receivable ...................................    10,654     16,334
      Other receivables ....................................................     3,037      2,390
                                                                              --------   --------
                         Total .............................................    36,430     50,090
      Less allowance for doubtful accounts .................................     3,470      4,430
                                                                              --------   --------
                         Accounts receivable, net .........................   $ 32,960   $ 45,660
                                                                              ========   ========

5.    ASSETS HELD FOR SALE

      In April 1998, the Company announced plans to divest several of its software businesses through the sale of software and related assets. Assets of the Company's mortgage, leasing, imaging, and safe box accounting businesses totaling $15.9 million at June 30, 1998, were comprised of trade, unbilled, and other accounts receivable (net of an allowance for doubtful accounts), property and equipment dedicated to the businesses, capitalized software, and other purchased intangible assets. Sales of all businesses, with the exception of safe box accounting, were completed during the year ended June 30, 1999. The Company decided not to divest the safe box accounting business and its assets are therefore included with the Company's other operating assets at June 30, 1999.

6.    NOTE RECEIVABLE

      In May 1998, in anticipation of a tax-free exchange of property, the Company loaned $14.9 million to a third party to purchase a building on its behalf. Interest of 8% was earned monthly commencing in June 1998. In June 1999, the Company completed its tax-free exchange and the note was paid in full. At June 30, 1998, the estimated fair value of the note receivable approximated the carrying value based on currently available instruments with similar interests rates and remaining maturities.


                                     13-30

                 CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

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




      The Company's income tax benefit consists of the following (in thousands):


                                                                            YEAR ENDED JUNE 30,
                                                                     --------------------------------
                                                                       1997        1998        1999
                                                                     --------    --------    --------
      Current:
           Federal ...............................................   $   --      $  3,795    $(10,555)
           State and local .......................................      1,084       1,063      (2,308)
                                                                     --------    --------    --------
                     Total current ...............................      1,084       4,858     (12,863)
      Deferred federal and state .................................    (13,101)     (5,499)        854
                                                                     --------    --------    --------
                     Total income tax benefit ....................   $(12,017)   $   (641)   $(12,009)
                                                                     ========    ========    ========

      Income tax expense differs from the amounts computed by applying the U.S. federal statutory income tax rate of 35 percent to income before income taxes as a result of the following (in thousands):


                                                                            YEAR ENDED JUNE 30,
                                                                     --------------------------------
                                                                       1997        1998        1999
                                                                     --------    --------    --------
      Computed "expected" tax benefit ............................   $(60,844)   $ (1,520)   $   (543)
      Nondeductible in-process research and
         development of acquired businesses ......................     49,000         252         770
      Nondeductible intangible amortization ......................        839       1,189       1,137
      State and local taxes, net of federal income tax
         benefits ................................................       (553)         21      (1,741)
      Loss from  medical benefits subsidiary .....................       --          --       (10,665)
      Other, net .................................................       (459)       (583)       (967)
                                                                     --------    --------    --------
                     Total income tax benefit ....................   $(12,017)   $   (641)   $(12,009)
                                                                     ========    ========    ========

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 30, 1998 and 1999 are as follows (in thousands):

                                     13-31

                 CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

                                                                                JUNE 30,
                                                                         ---------------------
                                                                            1998        1999
                                                                         ---------   ---------
      Deferred tax assets:
           Federal and state net operating loss carryforwards .........   $   1,155   $  12,739
           Federal and state tax credit carryforwards .................        --         2,145
           Intangible assets ..........................................       1,870        --
           Allowance for bad debts and returns ........................       1,699       1,996
           Accrued compensation and related items .....................       1,731       2,028
           Stock warrants .............................................      12,964      12,964
           Reserve accruals ...........................................       3,212       3,410
                                                                           --------    --------
                     Total deferred tax assets ........................      22,631      35,282
      Deferred tax liabilities:
           Capitalized software .......................................      (1,926)     (2,246)
           Property and equipment .....................................         (19)     (2,327)
           Deferred revenue ...........................................        --          (128)
           Intangible assets ..........................................        --        (1,354)
           Prepaid expenses............................................        (566)       (794)
                                                                           --------    --------
                     Total deferred tax liabilities ..................       (2,511)     (6,849)
                                                                           --------    --------
                     Net deferred tax asset ..........................     $ 20,120    $ 28,433
                                                                           ========    ========

      At June 30, 1999, the Company has approximately $3,072,000 of state and $9,667,000 of federal net operating loss carryforwards available, expiring in 2009 to 2013 and 2009 to 2019, respectively. Additionally, at June 30, 1999, the Company has approximately $306,000 of state and $1,839,000 of federal tax credit carryforwards available, expiring in 2008 to 2009 and 2009 to 2019, respectively. During the year ended June 30, 1999, the Company established a subsidiary to administer the Company's employee medical benefits program. The Company recognized a one-time combined federal and state tax benefit of $12.2 million arising from the creation of this subsidiary.

8.    PROPERTY AND EQUIPMENT

      The components of property and equipment are as follows (in thousands):



                                                                           JUNE 30,
                                                                     -------------------
                                                                       1998       1999
                                                                     --------   --------
      Land and land improvements .................................   $  3,146   $  4,341
      Building and building improvements .........................     16,692     31,226
      Computer equipment and software licenses ...................     55,526     72,138
      Furniture and equipment ....................................      9,002     11,404
                                                                     --------   --------
                     Total .......................................     84,366    119,109
      Less accumulated depreciation and amortization .............     33,446     49,286
                                                                     --------   --------
                     Property and equipment, net .................   $ 50,920   $ 69,823
                                                                     ========   ========

                                     13-32

                 CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

9.    INTANGIBLE ASSETS

      The components of intangible assets are as follows (in thousands):


                                                                JUNE 30,
                                                        ----------------------
                                                          1998          1999
                                                        -------        -------
        Workforce ..................................... $ 5,179        $ 6,171
        Tradenames.....................................     815          4,568
        Customer base..................................   1,231          5,758
        Goodwill.......................................  28,927         39,318
                                                       --------       --------
                       Total...........................  36,152         55,815
        Less accumulated amortization..................   5,678          9,940
                                                       --------       --------
                       Intangible assets, net......... $ 30,474       $ 45,875
                                                       ========       ========


10.   ACCRUED LIABILITIES

      The components of accrued liabilities are as follows (in thousands):

                                                               JUNE 30,
                                                       ------------------------
                                                          1998           1999
                                                       ---------      ---------
        Salaries and related costs.................... $  9,374      $  10,307
        Liabilities associated with contract and other
          losses......................................    5,655              -
        Processing fees...............................    2,335            908
        Reserve for returns and chargebacks...........    1,944          1,664
        Other.........................................    5,852         14,092
                                                       ---------      ---------
                        Total.........................  $25,160      $  26,971
                                                       =========      =========




      The liabilities associated with contract and other losses at June 30, 1998 is comprised of $4.7 million related to an estimated loss from the sale of the leasing business that occurred on July 7, 1998 (see Note 2, "Acquisitions and Dispositions") and $1.0 million for accrued contract losses and related costs which resulted from the decision to exit the Web Investor business.

11.   LINE OF CREDIT

      In May, 1997 the Company obtained a working capital line-of-credit, which enables the Company to borrow up to $20 million, based on the collateral of eligible accounts receivable. The line expires in October 1999, and contains certain restrictive covenants, including defined quarterly operating results, minimum tangible net worth requirements, and the prohibition of dividend payments. No amounts were outstanding under the line at June 30, 1998 and 1999.

12.   OBLIGATIONS UNDER CAPITAL LEASES

      During 1993, the Company entered into a 20-year lease with the Department of Development of the State of Ohio for land and an office building located in Columbus, Ohio. The Company had the option to purchase the land and building for $1 at the termination of the lease and thus, the Company recorded the transaction as a capital lease. In June, 1999, the Company completed a tax-free exchange of property involving the land and building under this capital lease. In order to exercise its purchase option and complete the transaction, the Company paid $2.5 million of principal obligations under the lease, and placed an additional $3.6 million in escrow. The Company and the State of Ohio entered into an escrow agreement whereby the funds deposited will be used to make scheduled principal and interest payments through September 1, 2000, and retire the remaining principal obligation at that date. The net gain resulting from the sale of the property amounted to $1.1 million and is included in the Net Gain on Dispositions of Assets in the Company's Consolidated Statement of Operations. Amounts deposited with the escrow trustee and the related obligations are included in current and noncurrent assets and liabilities, based on the respective principal repayment dates, in the Company's June 30, 1999 Consolidated Balance Sheets.


                                     13-33

                 CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

      The Company also leases certain computer equipment, furniture and telephone equipment under capital leases. The Company is required to pay certain taxes, insurance and other expenses related to the leased property.

      The following is a summary of property under capital leases included in the accompanying balance sheets (in thousands):


                                                               JUNE 30,
                                                       ------------------------
                                                         1998           1999
                                                       ---------      ---------
        Land and land improvements.....................$   3,146      $       -
        Building and building improvements.............    4,526              -
        Computer equipment and software licenses.......    2,371          3,654
                                                       ---------      ---------
                       Total...........................   10,043          3,654
        Less accumulated depreciation and amortization.    2,017          2,266
                                                       ---------      ---------
                       Property and equipment, net.....$   8,026      $   1,388
                                                       =========      =========

      Future minimum lease payments required by the capital leases and the net future minimum lease payments are as follows (in thousands):


                 FISCAL YEAR
                 ENDING JUNE 30,
                 -------------------
                 2000.................................................   $944
                 2001.................................................  3,253
                 2002.................................................    390
                 2003.................................................    373
                 2004.................................................     62
                 Thereafter...........................................      -
                                                                      -------
                                Total future minimum lease payments...  5,022
                 Less amount representing interest....................    182
                                                                      -------
                                Net future minimum lease payments..... $4,840
                                                                      =======



13.   OPERATING LEASES

      The Company leases certain office space and equipment under operating leases. Certain leases contain renewal options and generally provide that the Company shall pay for insurance, taxes and maintenance. In addition, certain leases include rent escalations throughout the terms of the leases. Total expense under all operating lease



                                     13-34

                 CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


      agreements for the years ended June 30, 1997, 1998 and 1999, was $5,882,000, $5,800,000 and $8,492,000, respectively.

      Minimum future rental payments under these leases are as follows (in thousands):

                 FISCAL YEAR
                 ENDING JUNE 30,
                 -------------------
                 2000............................................... $11,464
                 2001...............................................  10,922
                 2002...............................................   8,966
                 2003...............................................   5,650
                 2004...............................................   3,837
                 Thereafter.........................................  16,271
                                                                     -------
                           Net future minimum lease payments........ $57,110
                                                                     =======




14.   EMPLOYEE BENEFIT PLANS

      Retirement Plan - The Company has a defined contribution 401(k) retirement plan covering substantially all of its employees. Under the plan eligible employees may contribute a portion of their salary until retirement and the Company, at its discretion, may match a portion of the employee's contribution. Total expense under the plan amounted to $1,862,000, $859,000 and $1,218,000, for the years ended June 30, 1997, 1998 and 1999, respectively.

      Deferred Compensation Plan - In January, 1999, the Company established a deferred compensation plan (the "DCP") covering highly-compensated employees as defined by the DCP. Under the plan, eligible employees may contribute a portion of their salary on a pre-tax basis. The DCP is a non-qualified plan, therefore the associated liabilities are included in the Company's June 30, 1999 Consolidated Balance Sheet. In addition, the Company has established a rabbi trust to finance obligations under the DCP with corporate-owned life insurance policies on participants. The cash surrender value of such policies is also included in the Company's June 30, 1999 Consolidated Balance Sheet. Total expense under the DCP for the period ended June 30, 1999 amounted to $40,000.

      Group Medical Plans - The Company has a group medical self-insurance plan covering certain of its employees. The Company has employed an administrator to manage this plan. Under terms of this plan, both the Company and eligible employees are required to make contributions to this plan. The administrator reviews all claims filed and authorizes the payment of benefits. The Company has stop-loss insurance coverage on all individual claims exceeding $100,000. In addition, the Company offers medical insurance coverage under managed care health plans. Total expense for medical insurance coverage amounted to $3,458,000, $3,752,000, and $4,430,000, for the years ended June 30, 1997, 1998 and 1999, respectively. Under the self-insurance plan, the Company expenses amounts as claims are incurred and recognizes a liability for incurred but not reported claims. At June 30, 1998 and 1999, the Company accrued $308,000 and $315,000 respectively, as a liability for costs incurred but not paid under this plan.

      In December, 1998, a subsidiary, CheckFree Management Corporation, was created to administer the Company's employee medical benefits program. The Company owns a controlling interest in the subsidiary, and therefore, the accompanying consolidated financial statements include the subsidiary's results of operations.

15.   COMMON STOCK

      During 1995, the company adopted the 1995 Stock Option Plan (the "1995
      Plan). The 1995 Plan replaces in its entirety the 1993 Stock Option Plan (the "1993 Plan"). The options granted under the 1995 and 1993 Plans may be either incentive stock options or non-statutory stock options. The terms of the options granted under the 1995



                                     13-35

                 CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

      and 1993 Plans are at the sole discretion of a committee of members of the Company's Board of Directors, not to exceed ten years. Generally, options vest at either 33% or 20% per year from the dated of grant. The 1995 Plan originally provided that the Company may grant options for not more than 5,000,000 shares of common stock to certain key employees, officers and directors. In November of 1998, the 1995 Plan was amended by a vote of the Company's shareholders to extend the maximum option grants to not more than 8,000,000 shares. Options granted under the 1995 and 1993 Plans are exercisable according to the terms of each option, however, in the event of a change in control or merger as defined, the options shall become immediately exercisable. At June 30, 1999, 2,920,684 additional shares are available for grant in the aggregate for all Plans.

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

      All options granted under the 1983 Plans, the 1993 Plan and the 1995 Plan were granted at exercise prices not less than the fair market value of the underlying common stock at the date of grant. In the event that shares purchased through the exercise of incentive stock options are sold within one year of exercise, the Company is entitled to a tax deduction. The tax benefit of the deduction is not reflected in the consolidated statements of operations but is reflected as an increase in additional paid-in capital.

      The following table summarizes stock option activity from July 1, 1996 to June 30, 1999:

                                                                                          YEAR ENDED
                                                    -------------------------------------------------------------------------------
                                                           JUNE 30, 1997                JUNE 30, 1998             JUNE 30, 1999
                                                    -------------------------------------------------------------------------------
                                                     NUMBER OF       WEIGHTED      NUMBER OF    WEIGHTED     NUMBER OF    WEIGHTED
                                                       SHARES        AVERAGE        SHARES      AVERAGE        SHARES      AVERAGE
                                                                     EXERCISE                   EXERCISE                  EXERCISE
                                                                      PRICE                      PRICE                     PRICE
                                                     ---------       --------      ---------    --------     ---------    --------
         Outstanding - Beginning of period.......... 2,908,218     $   4.58        4,441,461    $  9.59      4,365,562    $  15.23
         Granted.................................... 2,282,056        14.32        1,377,334      25.60      1,575,057       36.40
         Exercised..................................  (636,309)        1.01         (708,661)      3.17       (354,758)       4.56
         Cancelled..................................  (112,504)       14.88         (744,572)     12.63       (389,261)      16.12
                                                     ---------                     ---------                 ---------
         Outstanding - End of period................ 4,441,461     $   9.59        4,365,562    $ 15.23      5,196,600    $  18.69
                                                     =========     ========        =========    =======      =========    ========
         Options exercisable at end of period....... 1,218,341     $   1.17        1,352,516    $  6.81      1,394,269    $   9.00
                                                     =========     ========        =========    =======      =========    ========

         Weighted average per share fair value of
            options granted during the year.......                 $   6.68                     $ 10.77                   $  17.65
                                                                   ========                     =======                   ========

      The following table summarizes information about options outstanding at June 30, 1999:

                                                   OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
                                        -----------------------------------------      ----------------------
                                                           WEIGHTED AVERAGE               WEIGHTED AVERAGE
                                                     ----------------------------      ----------------------
      Range of Exercise Price                           REMAINING        EXERCISE                    EXERCISE
      ------------------------            NUMBER     CONTRACTUAL LIFE     PRICE        NUMBER         PRICE
                                        ---------    ----------------    --------      ------        --------
      $ 0.85 - $10.00...............      764,769           4.4          $   1.17      672,427       $   1.03
      $10.01 - $20.00...............    3,014,916           8.4             13.30      623,955          15.03
      $20.01 - $30.00...............      266,815           8.9             25.55       97,887          25.25
      $30.01 - $40.00...............      196,300           9.7             34.85            -              -
      $40.01 - $50.00...............      953,800           9.8             44.56            -              -
                                        ---------                                    ---------
                                        5,196,600                        $  18.69    1,394,269       $   9.00
                                        =========                        ========    =========       ========

                                     13-36

                 CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in the years ended June 30, 1997, 1998 and 1999, respectively: dividend yield of 0% in all periods; expected volatility of 47%, 48% and 49%; risk-free interest rates of 6.41%, 5.21%, and 5.87%; and expected lives of 3-5 years.

Under the 1997 Associate Stock Purchase Plan, effective for the six-month period beginning January 1, 1997, the Company is authorized to issue up to 1,000,000 shares of Common Stock to its full-time employees, nearly all of whom are eligible to participate. Under the terms of the Plan, employees can choose, every six months, to have up to 15% of their salary withheld to purchase the Company's Common Stock. The purchase price of the stock is 85% of the lower of its beginning-of-period or end-of-period market price. Approximately 39% of eligible employees participated in the Plan in the second half of the year ended June 30, 1997, approximately 32% in the first half of fiscal 1998, approximately 49% in the second half of fiscal 1998, approximately 30% in the first half of fiscal 1999 and approximately 31% in the second half of fiscal 1999. Under the Plan, 53,013 shares were issued in July of 1997, 56,844 in January of 1998, 48,631 in July of 1998, 48,748 in January of 1999 and 46,819 in July of 1999
from employees' salary withholdings from the respective previous six-month period. Following is a summary of the weighted average fair market value of this look-back option estimated on the grant date using the Black-Scholes option pricing model, and the related assumptions used:


                                                  SIX MONTH PERIOD ENDED
                               --------------------------------------------------------------
                               JUNE 30,   DECEMBER 31,   JUNE 30,    DECEMBER 31,    JUNE 30,
                                 1997         1997         1998         1998           1999
                               --------   ------------   --------    ------------    --------
Fair value of options........    $3.93        $14.10       $ 9.68          $ 7.18       $5.51
Assumptions:
   Risk-free interest rate...      5.1%          5.0%         5.0%            4.9%        4.9%
   Expected life............. 3 months      3 months     3 months         3 months   3 months
   Volatility................     47.0%         48.0%        48.0%           49.0%       49.0%
   Dividend yield............      0.0%          0.0%         0.0%            0.0%        0.0%



The Company applies APB Opinion 25, "Accounting for Stock Issued to Employees" and related Interpretations in accounting for its stock option plans and employee stock purchase plan. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans in accordance with the provisions of SFAS 123, "Accounting for Stock-Based Compensation," the Company's net income
(loss) and net income (loss) per share would have been as follows (in thousands, except per share data):

                                                     YEAR  ENDED JUNE 30,
                                         ---------------------------------------
                                             1997             1998       1999
                                         -----------       ---------    ------
Pro forma net income (loss)..............$ (164,089)       $ (9,521)    $1,032
                                         ===========       =========    ======
Pro forma net income (loss) per share;
      Basic and Diluted..................$    (3.49)       $  (0.17)    $ 0.02
                                         ===========       =========    ======

The pro forma amounts are not representative of the effects on reported net income (loss) for future years.



                                     13-37

                 CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)



      In September 1998, the Company offered an option repricing program to its employees. Under the terms of the offer, employees had one week to decide whether to return any outstanding option grant in its entirety and replace it on a share-for-share basis with an option grant with an exercise price equal to the fair market value of the Company's Common Stock at the new grant date. Only those exchanges received within one day of the designated grant date were accepted and any vested options in such returned grants were forfeited. The lives of returned historical grants typically ranged from three to five years with straight line vesting beginning one year from the original grant date. All newly issued option grants had a life of five years and vesting occurs at 40% beginning two years from the new grant date and 20% for each year thereafter. A total of 1,418,403 options were returned and had the offer taken place at June 30, 1998, the options exercisable would have decreased by 95,614.

      As described below, the Company has issued certain stock warrants to third parties and has accounted for the issuance of such warrants in accordance with the provisions of EITF 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

      In January 1998 the Company entered into a 10-year processing agreement with a strategic partner. Under the terms of the agreement, the partner acquired 10-year warrants exercisable at $20 15/16 for 10 million shares of the Company's Common Stock. Three million warrants vested upon the execution of a related processing outsourcing agreement on March 9, 1998 which resulted in the Company recording a non-cash charge of $32.4 million. The charge was based on a Black-Scholes option pricing model valuation of $10.80 per vested share using the following assumptions: risk-free rate of 5.7%, expected life of 10 years, and volatility rate of 56.4%. The remaining seven million warrants are to vest upon achievement of specific performance targets set forth in the agreement. Any shares acquired by the strategic partner under the terms of this agreement are subject to certain transfer and other restrictions. In March 1997 the Company entered into a consulting agreement with a third party. Under the terms of the agreement the consultant acquired 5-year options exercisable at $13.00 for up to 50,000 shares of the Company's Common Stock. In June of 1998, upon the execution of a processing agreement with a key customer, 25,000 of the options vested, which resulted in the Company recording a non-cash charge of $418,000. The charge was based on a Black-Scholes option pricing model valuation of $16.73 per vested share using the following assumptions: risk-free rate of 5.6%, expected life of 4 years, and volatility rate of 56.4%. The remaining 25,000 options are to vest upon achievement of specific performance targets by key customers set forth in the agreement. Any shares acquired by the consultant under the terms of the agreement are subject to certain transfer restrictions. In accordance with the terms of a joint marketing agreement, a strategic partner has warrants to purchase up to 650,000 shares of the Company's Common Stock should the partner attain certain customer acquisition targets.

      In January 1997 the Board of Directors approved an amendment to the Company's 401(k) plan which authorized up to 1,000,000 shares of Common Stock for the Company's matching contribution. The Company issued 78,257 shares in September 1997 and 74,981 shares in August 1998 out of treasury to fund its 401(k) match that had accrued during the years ended June 30, 1997 and 1998, respectively.

      At June 30, 1996 certain stockholders had an option to sell up to 280,565 shares of common stock to the company at $19.00 per share, which expired on September 30, 1996. Of the eligible shares, 276,469 were sold to the Company and were recorded as treasury stock.

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



                                     13-38

                 CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

17.    EARNINGS PER SHARE

      The following table reconciles the differences in income and shares outstanding between basic and dilutive for the periods indicated (in thousands, except per share data):


                            YEAR ENDED JUNE 30, 1997               YEAR ENDED JUNE 30, 1998              YEAR ENDED JUNE 30, 1999
                       ------------------------------------ ------------------------------------  ----------------------------------
                          LOSS         SHARES     PER-SHARE     LOSS        SHARES     PER-SHARE    INCOME      SHARES     PER-SHARE
                       (NUMERATOR)  (DENOMINATOR)  AMOUNT   (NUMERATOR)  (DENOMINATOR)   AMOUNT   (NUMERATOR) (DENOMINATOR)  AMOUNT
                       -----------  ------------- --------- -----------  ------------- ---------  ----------- ------------- --------
Basic EPS............. $ (161,813)      46,988    $  (3.44)  $  (3,703)     55,087     $ (0.07)    $ 10,457       52,444     $ 0.20
                                                  ========                             =======                               ======
Effect of dilutive
   securities-options
   and warrants.......          -            -                       -           -                        -        4,085

                       -----------      ------               ----------     ------                 --------       ------
Diluted EPS........... $ (161,813)      46,988    $  (3.44)  $  (3,703)     55,087     $ (0.07)    $ 10,457       56,529     $ 0.18
                       ===========      ======    =========  ==========     ======     ========    ========       ======     ======


      Anti-dilution provisions of SFAS 128 require consistency between diluted per-common-share amounts and basic per-common-share amounts in loss periods. The number of anti-dilutive equivalent shares excluded from the per share calculations are 1,218,000 and 1,725,000 for the years ended June 30, 1997 and 1998, respectively.

18.   SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION


                                                                     YEAR ENDED JUNE 30,
                                                             -------------------------------------
                                                                       (IN THOUSANDS)
                                                                1997         1998           1999
                                                             ---------     --------       --------
      Interest paid......................................... $     585     $    632       $    618
                                                             =========     ========       ========
      Income taxes paid..................................... $   1,147     $  1,434       $  1,688
                                                             =========     ========       ========
      Supplemental disclosure of non-cash investing and
           financing activities:
           Capital lease additions and purchase of other
                long-term assets............................ $   1,914     $    650       $  3,379
                                                             =========     ========       ========
           Stock funding of 401(k) match.................... $       -     $      -       $    963
                                                             =========     ========       ========
           Purchase price of business acquisitions.......... $ 200,997     $  1,000       $ 19,100
           Less: Issuance of common stock and stock
                 options pursuant to acquisitions...........   177,188            -         18,000
                 Liabilities assumed........................     1,619          145            887
                 Net present value of future payment due....     9,610            -              -
                 Cash acquired in acquisitions..............     1,217            -             23
                                                             ---------     --------       --------
                     Net cash paid.......................... $  11,363     $    855       $    190
                                                             =========     ========       ========

19.   BUSINESS SEGMENTS

      The Company operates in three business segments - Electronic Commerce, Software, and Investment Services. These reportable segments are strategic business units that offer different products and services. A further description of each business segment along with the Corporate services area follows:

      - Electronic Commerce - Electronic commerce includes electronic home banking, electronic billing, electronic bill payment and business payments. These services are primarily directed to financial institutions and businesses and their customers.

      - Software - Software services includes end-to-end software products for ACH processing, account reconciliation, wire transfer, mortgage loan origination and servicing, lease accounting and debt recovery. These products and services are primarily directed to financial institutions and large corporations.



                                     13-39

                 CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


    - Investment Services - Investment services includes investment portfolio management services and investment trading and reporting services. These products and services are primarily directed to institutional investment managers.

    - Corporate - Corporate services include human resources, legal, accounting and various other of the Company's unallocated overhead charges.

The accounting policies of the segments are the same as those described in Note 1 "Summary of Significant Accounting Policies". The Company evaluates performance based on revenues and operating income (loss) of the respective segments. No single customer accounted for 10% or more of consolidated revenues for the years ended June 30, 1997, 1998 and 1999. Foreign sales for the periods presented are insignificant. There are no intersegment sales.

The following sets forth certain financial information attributable to the Company's business segments for the years ended June 30, 1997, 1998 and 1999 (in thousands):


                                                                         YEAR ENDED JUNE 30,
                                                                -------------------------------------
                                                                   1997          1998         1999
                                                                ---------     ---------     ---------
Revenues:
     Electronic Commerce....................................    $  85,926     $ 137,972     $ 169,443
     Software...............................................       68,113        66,143        41,384
     Investment Services....................................       22,406        29,749        39,304
                                                                ---------     ---------     ---------
               Total........................................    $ 176,445     $ 233,864     $ 250,131
                                                                =========     =========     =========
Operating income (loss):
     Electronic Commerce- including charge for acquired
       in-process research and development of  $140,000
       in 1997..............................................    $(160,195)    $ (39,423)    $  (5,490)
     Software- including charge for acquired in-process
      research and development of $719 in 1998..............        4,324        48,854        18,083
    Investment Services- including charge for acquired
      in-process research and development of $2,201 in 1999         2,171         5,040         5,892
    Corporate...............................................      (21,449)      (21,647)      (22,218)
                                                                ---------     ---------     ---------
               Total........................................    $(175,149)    $  (7,176)    $  (3,733)
                                                                =========     =========     =========
Identifiable assets:
     Electronic Commerce....................................    $  59,265     $  70,192     $  80,223
     Software...............................................       61,701        39,346        34,194
     Investment Services....................................       23,187        21,187        49,098
     Corporate..............................................       79,683       119,387        89,246
                                                                ---------     ---------     ---------
               Total........................................    $ 223,836     $ 250,112     $ 252,761
                                                                =========     =========     =========
Capital expenditures:
     Electronic Commerce....................................    $   3,182     $  19,532     $   9,258
     Software...............................................        1,171         2,197         1,189
     Investment Services....................................        1,973           895         4,764
     Corporate..............................................        2,788         5,315        25,233
                                                                ---------     ---------     ---------
               Total........................................    $   9,114     $  27,939     $  40,444
                                                                =========     =========     =========

Depreciation and amortization:
     Electronic Commerce....................................    $   2,094     $   9,964     $  14,214
     Software...............................................       10,501         6,051         2,069
     Investment Services....................................        4,379         4,558         5,336
     Corporate..............................................        7,945         4,426         3,011
                                                                ---------     ---------     ---------
               Total........................................    $  24,919     $  24,999     $  24,630
                                                                =========     =========     =========


                                     13-40

                 CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

20.   SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

      The following quarterly financial information for the years ended June 30, 1998 and 1999 includes all adjustments necessary for a fair presentation of quarterly results of operations: (In thousands except per share data):

                                                                           QUARTER ENDED
                                                 --------------------------------------------------------------
                                                 SEPTEMBER 30       DECEMBER 31      MARCH 31         JUNE 30
                                                 ------------       -----------      --------        ---------
FISCAL 1998
Total revenue..............................       $   52,087         $  56,515       $ 61,750        $  63,512
Income (loss) from operations..............           17,187            (2,771)       (29,223)           7,731
Net income (loss)..........................            9,771            (1,692)       (17,540)           5,758
Basic earnings per share:
     Net income (loss) per common share....       $     0.17         $   (0.03)      $  (0.32)       $    0.10
                                                 ============       ===========      ========        =========
     Equivalent number of shares...........           56,703            55,028         55,281           55,376
                                                 ============       ===========      ========        =========
Diluted earnings per share:
     Net income (loss) per common share....       $     0.17         $   (0.03)      $  (0.32)       $    0.10
                                                 ============       ===========      ========        =========
     Equivalent number of shares...........           56,920            55,028         55,281           55,735
                                                 ============       ===========      ========        =========

FISCAL 1999
Total revenue..............................       $   56,814         $  59,605       $ 62,960         $ 70,752
Income (loss) from operations..............           (3,462)           (1,408)           349              788
Net income (loss)..........................           (1,468)           11,375           (308)             858
Basic earnings per share:
     Net income (loss) per common share....       $    (0.03)        $    0.22       $  (0.01)        $   0.02
                                                 ============       ===========      ========        =========
     Equivalent number of shares...........           55,510            51,326         51,218           51,695
                                                 ============       ===========      ========        =========
Diluted earnings per share:
     Net income (loss) per common share....       $    (0.03)        $    0.22       $  (0.01)        $   0.02
                                                 ============       ===========      ========        =========
     Equivalent number of shares...........           55,510            52,553         51,218           56,839
                                                 ============       ===========      ========        =========


      The sum of the quarterly income (loss) per share does not equal the year-to-date income (loss) per share for the respective fiscal periods, due to changes in the number of shares outstanding at each quarter-end.





      Significant Fourth Quarter Transactions - During the week of April 26, 1999, the Company experienced a system error that led users of its electronic billing and payment services to experience intermittent problems accessing and using the system. As a result of this situation, the Company incurred charges of $2,681,000, of which $800,000 is reflected as a reduction in processing and servicing revenue and $1,881,000 as sales and marketing expense in the Company's Consolidated Statements of Operations for the year ended June 30, 1999.

      During the fourth quarter of 1999, the Company incurred $890,000 of costs associated with a recalled secondary offering of stock. The costs are reflected in general and administrative expense in the Consolidated Statements of Operations for the year ended June 30, 1999.



                                     13-41

                 CHECKFREE HOLDINGS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

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

21.   COMMITMENTS

      In June 1999, the Company entered into a five-year agreement for software to be used in conjunction with its electronic commerce business. The software is to be licensed in incremental units over the term of the agreement to coincide with the growth of the Company's business. Total commitments under the agreement amount to $10 million over the five-year term.


                                     13-42