Form 10-K, Exhibit 13
period 2000-06-30
CHECKFREE CORP \GA\
filed 2000-09-26
CIK 949341

                                                                      Exhibit 13


                             SELECTED FINANCIAL DATA

The selected consolidated financial data for the years ended June 30, 1998, 1999 and 2000 have been derived from the Company's financial statements included elsewhere in this Annual Report which have been audited by Deloitte and Touche, LLP, independent certified public accountants, whose report thereon is also included elsewhere in this Annual Report. The selected consolidated financial data for the six months ended June 30, 1996 and the years ended December 31, 1995 and 1997 have been derived from audited financial statements of the Company which are not included in this Annual Report. To assist the reader in the analysis of results of operations, unaudited results of operations for the twelve months ended June 30, 1996 and the six months ended June 30, 1995 are also provided. The selected consolidated financial data set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and Notes thereto elsewhere in this Annual Report. The earnings per share amounts prior to fiscal year 1998 have been restated to comply with Statement of Financial Accounting Standards No. 128 "Earnings per Share" (SFAS 128) as required. For further discussion of earnings per share and the impact of SFAS 128, see Note 1 to the consolidated financial statements. The financial information for the periods presented below includes all adjustments necessary for a fair presentation of results of operations.

                                                   TWELVE
                                                   MONTHS       SIX MONTHS ENDED
                                     YEAR ENDED     ENDED           JUNE 30,                      YEAR ENDED JUNE 30,
                                    DECEMBER 31,  JUNE 30,     -------------------    -------------------------------------------
                                        1995        1996        1995       1996         1997         1998       1999       2000
                                      --------    ---------    -------   ---------    ---------    --------   --------   --------
STATEMENT OF OPERATIONS:
Revenues:
  Processing, servicing and
     merchant discount .............  $ 49,330    $  59,053    $23,581   $  33,305    $ 104,522    $159,255   $201,059   $261,621
  License fees .....................       --        10,970        --       10,970       33,088      28,952     15,975     16,818
  Maintenance fees .................       --         1,978        --        1,978       22,567      25,848     17,746     18,752
  Other ............................       --         4,788        --        4,787       16,268      19,809     15,351     13,004
                                      --------    ---------    -------   ---------    ---------    --------   --------   --------
          Total revenues ...........    49,330       76,789     23,581      51,040      176,445     233,864    250,131    310,195

Expenses
  Cost of processing, servicing and
     support .......................    30,258       51,236     14,461      35,438      102,721     129,924    146,704    182,540
  Research and development .........     6,876       13,765      3,019       9,907       32,869      36,265     21,085     35,631
  Sales and marketing ..............     7,242       21,349      3,060      17,167       32,670      28,839     32,354     44,782
  General and administrative .......     4,134        9,598      1,915       7,338       18,707      20,677     31,466     40,931
  Depreciation and amortization ....     2,485        8,246      1,194       6,997       24,919      24,999     24,630     42,830
  In-process research and
     development ...................       --       122,358        --      122,358      140,000         719      2,201      6,900
  Charge for stock warrants ........       --           --         --          --           --       32,827        --         --
  Exclusivity amortization .........       --           --         --          --         5,958       2,963        --         --
                                      --------    ---------    -------   ---------    ---------    --------   --------   --------
          Total expenses ...........    50,995      266,552     23,649     199,205      357,844     277,213    258,440    353,614
  Net gain on dispositions
     of assets .....................       --           --         --          --         6,250      36,173      4,576        --
                                      --------    ---------    -------   ---------    ---------    --------   --------   --------
  Income (loss) from operations ....    (1,665)    (149,763)       (68)   (148,165)    (175,149)     (7,176)    (3,733)   (43,419)
  Interest:
    Income .........................     2,135        3,104        535       1,695        2,153       3,464      2,799      7,689
    Expense ........................      (645)        (484)      (330)       (325)        (834)       (632)      (618)    (8,027)
                                      --------    ---------    -------   ---------    ---------    --------   --------   --------
  Income (loss) before income tax ..      (175)    (147,143)       137    (146,831)    (173,830)     (4,344)    (1,522)   (43,757)
  Income tax expense (benefit) .....        40       (8,650)        62      (8,628)     (12,017)       (641)   (12,009)   (11,437)
                                      --------    ---------    -------   ---------    ---------    --------   --------   --------
  Income (loss) before
     extraordinary item ............      (215)    (138,493)        75    (138,203)    (161,813)     (3,703)    10,457    (32,320)
  Extraordinary item ...............       --          (364)       --         (364)         --          --         --         --
                                      --------    ---------    -------   ---------    ---------    --------   --------   --------
  Net income (loss) ................  $    215    $(138,857)   $    75   $(138,567)   $(161,813)   $ (3,703)  $ 10,457   $(32,320)
                                      ========    =========    =======   =========    =========    ========   ========   ========

Diluted income (loss) per common
   share before extraordinary
   item ............................  $  (0.01)   $   (4.14)   $   --    $   (3.69)   $   (3.44)   $  (0.07)  $   0.18   $  (0.61)
Diluted income (loss) per
   common share ....................  $  (0.01)   $   (4.15)   $   --    $   (3.70)   $   (3.44)   $  (0.07)  $   0.18   $  (0.61)
Equivalent number of shares
   outstanding .....................    28,219       33,435     29,299      37,420       46,988      55,087     56,529     53,367

BALANCE SHEET DATA:
  Working capital ..................  $ 81,792    $  45,496    $10,481   $  45,496    $  20,002    $ 78,238   $ 24,245   $178,761
  Total assets .....................   115,642      196,230     31,696     196,230      223,836     250,112    252,761    713,114
  Long-term obligations,
     less current portion ..........     7,282        8,324      7,735       8,324        8,401       6,467      3,882    173,236
  Total stockholder's equity .......    99,325      137,675     16,493     137,675      148,644     183,854    186,903    445,894

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         We are the leading provider of electronic billing and payment services. We operate our business through three independent but inter-related divisions:

-        Electronic Commerce;
-        Investment Services; and
-        Software

         Our Electronic Commerce business provides services that allow consumers to:

-        Receive electronic bills through the internet;
-        Pay any bill - electronic or paper - to anyone; and
- Perform customary banking transactions, including balance inquiries, transfers between accounts and on-line statement reconciliations.

         We currently provide electronic billing and payment services for over
3.5 million consumers. Our services are available through over 350 sources, including:

-        23 of the 25 largest banks in the United States;
-        8 of the top 10 brokerage firms in the United States;
-        Internet portals;
-        Internet-based banks;
-        Internet financial sites such as Quicken.com; and
-        Personal financial management software such as Quicken and Microsoft
         Money.

         We have developed contracts with over 1,100 merchants nationwide that enable us to remit 58% of all of our bill payments electronically. As of June 30, 2000, we were processing approximately 16 million transactions per month and for the year ended June 30, 2000, we processed nearly 170 million transactions.

         In March 1997, we introduced electronic billing - "E-Bill" - which enables merchants to deliver billing information as well as marketing materials to their customers electronically over the Internet. Through June 30, 2000, we have placed 93 billers into production and are now delivering in excess of 94,000 electronic bills monthly through E-Bill. We derive revenue from our billers on a per bill presented basis.

         Currently, when a customer instructs us to pay a bill, we have the ability to process the payment either by electronic funds transfer, by paper check, or by draft drawn on the customer's account. Our patented bill payment processing system in Norcross, Georgia determines the preferred method of payment based on a credit analysis of the customer, assessment of the customer's payment history, the amount of the bill to be paid and other relevant factors.

         If the results of the credit analysis are favorable, we will assume the risk of collection of the funds from the customer's account, and if we have an electronic connection to the merchant, the remittance will be sent electronically. Otherwise, the remittance will be sent to the merchant by a paper check or draft drawn directly on the customer's checking account. In an electronic remittance, the funds are transmitted electronically to the merchant with a customer's account number included as an addenda record. For a paper draft, the customer's name, address, and account number are printed on the face of the check. In addition, our processing system provides the ability to aggregate multiple electronic and paper remittances due to merchants. Thus, if multiple payments are going to the same merchant on the same day, we may send one check for the sum of these payments and include a remittance statement that provides the customers' names, addresses, account numbers, and payment amounts. Our strategy is to drive operational efficiency and improve profitability by increasing the percentage of transactions we process electronically. Since June 1998, we have increased our electronic payments ratio from 32% of total payments processed to 58% by June 2000.

         Our traditional financial institution pricing structure was based primarily on subscriber fees, which grew roughly proportionally to the number of subscribers added, regardless of activity. During fiscal 2000, we announced a new pricing structure available to our largest financial institution customers. The new pricing program includes a fee per transaction processed, a small per subscriber fee and a fixed monthly fee to cover our infrastructure costs. Both programs provide for monthly minimum fees. Until we see significant increases in the number of electronic billing and payment customers enrolling through financial institutions, we do not anticipate that this pricing change will have a significant impact on our revenues. Once the subscriber growth rates begin to accelerate and financial institutions adopt the new pricing program, revenue growth will become more dependent upon customer usage of our services. As of June 30, 2000, less than five financial institutions had adopted the new pricing program.

         We are also a leading provider of institutional portfolio management and information services and financial application software. Our Investment Services business offers portfolio accounting and performance measurement services to investment advisors, brokerage firms, banks and insurance companies and financial planning application software to financial planners.

         Our portfolio management systems solution includes:

-        data conversion;
-        personnel training;
-        trading system;
-        graphical client reporting;
-        performance measurement;
-        technical network support and interface setup; and
-        Depository Trust Corporation processing.

         Our financial planning software applications include:

-        retirement and estate planning modules;
-        cash flow, tax and education planning modules;
-        an asset allocation module; and
-        an investment manager performance database system.

         Our Software businesses provide electronic commerce and financial applications software and services for businesses and financial institutions. We design, market, license and support the following software applications, among others:

-        i-Solutions

         The i-Solutions product line, a set of electronic billing software products developed for various industry segments, was added through the acquisition of BlueGill Technologies, Inc. in April 2000. These products allow billers to install and launch an electronic billing product, send e-mail notifications and present electronic bills through the Internet, and connect to a variety of bill aggregators and payment methods. Each product includes an electronic billing web site template that is unique to a specific industry segment. Using the template as a sample design of their Internet billing site, our customers spend less time developing and designing the look and feel of their Internet billing sites, which accelerates the product implementation process. The billing software is tightly integrated with our electronic payment processing system, thereby providing synergy with our Electronic Commerce products as well.

-        Electronic Funds Transfer.

         Through our Paperless Entry Processing System Plus software, we offer an online, real-time system providing an operational interface for originating and receiving payments through the automated clearinghouse. The automated clearinghouse is a nationwide electronic clearing and settlement system that processes electronically originated credit and debit transactions among participating depository institutions. These electronic transactions are substitutes for paper checks and are typically used for recurring payments like direct deposit payroll payments and corporate payments to contractors and vendors, debit transfers that consumers make to pay insurance premiums, mortgages, loans and other bills, and business to business payments. You may obtain additional information at http://www.federalreserve.gov. We do not maintain a direct connection with the automated clearinghouse, but rather, clear our transactions through KeyBank, N.A., under the terms of an automated clearinghouse agreement.

-        Reconciliation

         Through our RECON-PLUS software, we provide United States banks, international banks and corporate treasury operations with automated check and non-check reconciliations in high volume, multi-location environments. Some of the services provided by RECON-PLUS are automated deposit verification, consolidated bank account reconciliation and cash mobilization, immediate and accurate funds availability data, and improved cash control.

-        Other

         We also provide software solutions such as regulatory compliance software for Form 1099 processing, safe box accounting and other applications.

         During the fiscal year ended June 30, 2000, Electronic Commerce accounted for 69% of our revenues, Investment Services for 17% and Software for the remaining 14%.

         Our current business was developed through expansion of our core Electronic Commerce business and the acquisition of companies operating in similar or complementary businesses. Our major acquisitions include Servantis Systems Holdings, Inc. in February 1996, Security APL, Inc. in May 1996, Intuit Services Corporation in January 1997, Mobius Group, Inc. in March 1999, and BlueGill Technologies, Inc. in April 2000. On February 15, 2000, we announced the planned acquisition of MSFDC, L.L.C (TransPoint), which closed in September 2000. On April 27, 2000, we announced a 10-year strategic agreement with Bank of America that includes our purchase of the bank's electronic bill payment assets. We expect this agreement to close early in the quarter ended December 31, 2000.

         During fiscal 1998, we made the decision to sell some of our software businesses that did not directly promote our strategic direction. These divestitures included the sale of our recovery management business in August 1997, our item processing business in March 1998, our wire and electronic banking businesses in April 1998, our leasing business in July 1998, our mortgage business in September 1998 and our imaging business in October 1998. While we have no pending agreements to dispose of any other of our software businesses, we do receive offers to purchase these businesses from time to time.

RESULTS OF OPERATIONS

         The following table sets forth percentages of revenue represented by consolidated statements of operations data:

                                                       YEAR ENDED JUNE 30,
                                                  -----------------------------
                                                  1998         1999        2000
                                                  -----       -----       -----
Total revenues ..............................     100.0%      100.0%      100.0%
Expenses:
    Cost of processing, servicing and
     support ................................      55.6        58.7        58.8
    Research and development ................      15.5         8.4        11.5
    Sales and marketing .....................      12.3        12.9        14.4
    General and administrative ..............       8.8        12.6        13.2
    Depreciation and amortization ...........      10.7         9.8        13.8
    In-process research and development .....       0.3         0.9         2.2
    Charge for stock warrants................      14.0         --          --
    Exclusivity amortization.................       1.3         --          --
                                                  -----       -----       -----
         Total expenses .....................     118.5       103.3       114.0
    Net gain on dispositions of assets ......      15.4         1.8         --
                                                  -----       -----       -----
    Loss from operations.....................      (3.1)       (1.5)      (14.0)
    Interest:
       Income ...............................       1.5         1.1         0.2
       Expense...............................      (0.3)       (0.2)       (0.3)
                                                  -----       -----       -----
    Loss before income taxes.................      (1.9)       (0.6)      (14.1)
    Income tax benefit.......................      (0.3)       (4.8)       (3.7)
                                                  -----       -----       -----
    Net income (loss)........................      (1.6)%       4.2%      (10.4)%
                                                  =====       =====       =====

YEARS ENDED JUNE 30, 1999 AND 2000

         Revenues. Our total reported revenue increased by 24%, from $250.1 million for the year ended June 30, 1999, to $310.2 million for the year ended June 30, 2000. On a pro forma basis, net of the divestitures of our mortgage business in September 1998 and our imaging business in October 1998, and adjusting for the acquisition of Mobius Group in March 1999 and BlueGill in April 2000, revenue increased 22%, from $252.9 million for the year ended June 30, 1999, to $308.5 million for the year ended June 30, 2000. The increase in pro forma revenue was driven by increases of 26% in our Electronic Commerce segment, 25% in our Investment Services segment, and 1% in our Software segment. Growth in Electronic Commerce revenue is driven primarily by an increase in subscribers from nearly 3.0 million at June 30, 1999 to over 3.5 million at June 30, 2000. It should be noted that the 3.5 million subscriber number is net of approximately 0.4 million subscribers utilizing old legacy or non Year 2000 compliant front ends that were purged by financial institutions during the six months ended December 31, 2000. Pro forma growth in Investment Services revenue is driven primarily by an increase in portfolios managed from approximately 700,000 at June 30, 1999 to approximately 950,000 at June 30, 2000. In spite of dampened demand caused by customer focus on Year 2000 projects early in the fiscal year, the Software segment was able to achieve nominal growth on a pro forma basis for the year ended June 30, 2000.

         Reported processing and servicing revenue increased by 30%, from $201.1 million for the year ended June 30, 1999, to $261.6 million for the year ended June 30, 2000. On a pro forma basis, adjusting for the acquisition of Mobius Group in March 1999, processing and servicing revenue increased by 27%, from $205.4 million for the year ended June 30, 1999, to $261.9 million for the year ended June 30, 2000. Pro forma growth in processing and servicing revenue is primarily the result of the previously mentioned growth in subscribers in our Electronic Commerce segment and portfolios managed in our Investment Services segment. Our processing agreements with portals allow for a free trial period for subscribers who enroll through the portal. Because these subscribers are not generating revenue during this free period, we do not count them in our active subscriber base. Additionally, we now have 93 billers in production that presented approximately 94,000 bills in the month ended June 30, 2000. The number of bills we presented electronically has increased by 52% since the month ended March 31, 2000 and is up significantly from just over 13,000 per month at June 30, 1999. When combined with a new transaction based pricing model that we have made available to our largest customers, it will become increasingly more difficult to correlate Electronic Commerce revenue solely to the number of subscribers, with transactions processed becoming an additional indicator. We exited the quarter ended June 30, 2000 processing about 16 million transactions on a monthly basis, compared to about 12 million as of June 30, 1999.

         Reported license fee revenue increased by 5%, from $16.0 million for the year ended June 30, 1999 to $16.8 million for the year ended June 30, 2000. On a pro forma basis, adjusting for the impact of divested software businesses and the acquisition of BlueGill in April 2000, license revenue declined by 3% from $15.7 million for the year ended June 30, 1999 to $15.3 million for the year ended June 30, 2000. In spite of dampened demand caused by customer focus on Year 2000 projects early in the fiscal year, the Software segment was able to generate fairly consistent license sales on a year over year basis. With the addition of BlueGill's i-Solutions product line to the Software segment, we are expecting license revenue to grow again in fiscal 2001.

         Reported maintenance fee revenue increased by 6%, from $17.7 million for the year ended June 30, 1999, to $18.8 million for the year ended June 30, 2000. On a pro forma basis, adjusting for the impact of divested software businesses and the acquisition of BlueGill, maintenance revenue increased by 10%, from $16.9 million for the year ended June 30, 1999, to $18.6 million for the year ended June 30, 2000. This increase is due to first year maintenance fees from new maintenance paying customers added late in fiscal 1999 and throughout fiscal 2000 and moderate price increases, offset by maintenance retention rates in the mid to upper 80% range for the renewal maintenance base in the Software segment.

         Reported other revenue, consisting mostly of consulting fees, decreased by 16%, from $15.4 million for the year ended June 30, 1999, to $13.0 million for the year ended June 30, 2000. On a pro forma basis, adjusting for the impact of divested software businesses and the acquisitions of Mobius Group and BlueGill, other revenue decreased by 15%, from $14.9 million for the year ended June 30, 1999, to $12.7 million for the year ended June 30, 2000. The decrease in pro forma revenue is due primarily to the decline in software implementations and other software consulting engagements resulting from customer software implementation freezes earlier in fiscal 2000 in preparation for and follow up from the Year 2000.

         Cost of Processing, Servicing and Support. Our processing, servicing and support costs consist primarily of data processing costs, customer care, technical support, third party transaction fees and consulting delivery costs. Our cost of processing, servicing and support was $146.7 million or 58.7% of total revenue for the year ended June

30, 1999, and was $182.5 million or 58.8% of total revenue for the year ended June 30, 2000. Cost of processing, servicing and support as a percentage of servicing only revenue (all revenue except license) was 62.7% for the year ended June 30, 1999, and was 62.2% for the year ended June 30, 2000. From an efficiency perspective, our ratio of electronic payments to total payments has improved from 49% at June 30, 1999 to 58% at June 30, 2000. Electronic payments carry a significantly lower variable cost per unit than paper based payments. Additionally, we have seen improvements from the leverage inherent in converting two-thirds of our subscribers from two legacy systems to our Genesis processing system. These improvements, however, are offset by E-Bill implementation costs as we continue to move an increasing number of billers into live production and by transaction costs generated by portal subscribers operating within their free period. Additionally, throughout the year ended June 30, 2000, we invested significantly in quality improvement and infrastructure improvement initiatives to prepare for future growth.

         Research and Development. Our research and development costs consist primarily of salaries and consulting fees paid to software engineers and business development personnel and are stated net of capitalized software development costs. Research and development costs were $21.1 million or 8.4% of total revenue for the year ended June 30, 1999, and were $35.6 million or 11.5% of total revenue for the year ended June 30, 2000. Adjusted for capitalized development costs of $7.4 million for the year ended June 30, 1999 and $7.9 million for the year ended June 30, 2000, our gross research and development costs were $28.5 million, or 11.4% of total revenue for the year ended June 30, 1999, and $43.5 million, or 14.0% of total revenue for the year ended June 30, 2000. While $0.9 million of the increase is attributable to BlueGill, we have continued to invest a significant portion of our revenue into research and development activities in all business segments in anticipation and support of revenue growth, quality enhancement and efficiency improvement opportunities.

         Sales and Marketing. Sales and marketing costs were $32.4 million or 12.9% of total revenue for the year ended June 30, 1999, and were $44.8 million or 14.4% of total revenue for the year ended June 30, 2000. While BlueGill accounts for $2.3 million of the increase, we have increased our sales staff to sign additional billers in support of our electronic billing offerings and we have increased program management staff in support of new non-subscriber based products designed to leverage our existing electronic payment infrastructure. We expect to incur increased promotional expenses in support of electronic billing and payment offerings through financial institutions and Internet portals in a continuing effort to accelerate the growth of subscribers in our Electronic Commerce segment.

         General and Administrative. Our general and administrative expenses consist primarily of salaries for administrative, executive, accounting and finance, legal, and human resource associates. General and administrative expenses were $31.5 million or 12.6% of total revenue for the year ended June 30, 1999, and were $40.9 million or 13.2% of total revenue for the year ended June 30, 2000. Aside from the $0.9 million of added cost directly attributable to BlueGill and a full year of Mobius Group operations, the increase in general and administrative expense is due principally to an increase in facilities costs resulting from upgraded facilities in Dublin, Ohio and Jersey City, New Jersey and a new facility in Phoenix, Arizona; an increase in our allowance for estimated doubtful accounts consistent with realized revenue growth; and increased administrative staff required to manage growth in all areas of the company.

         Depreciation and amortization. Our depreciation and amortization costs increased from $24.6 million for the year ended June 30, 1999, to $42.8 million for the year ended June 30, 2000. The increase was primarily the result of amortization of intangible assets resulting from the Mobius Group and BlueGill acquisitions. The amount of the increase directly attributable to BlueGill alone was $10.2 million. The remaining increase is the result of capital spending in support of continued growth and quality improvement initiatives. With the acquisitions of BlueGill and TransPoint, and the completion of the asset purchase from Bank of America, we expect significant increases in depreciation and amortization from the resulting increase in tangible and intangible assets.

         In-Process Research and Development. The in-process research and development charge of $2.2 million for the year ended June 30, 1999 resulted from our purchase of the Mobius Group in March 1999 and the charge of $6.9 million for the year ended June 30, 2000 resulted from our purchase of BlueGill in April 2000. Please refer to the Notes to Consolidated Financial Statements included herein for a detailed discussion of these charges.

         Interest. Our interest income increased from $2.8 million for the year ended June 30, 1999 to $7.7 million for the year ended June 30, 2000. The increase was primarily due to an increase in average cash and investments from $43.3 million for the year ended June 30, 1999 to $115.5 million for the year ended June 30, 2000. The increase in average cash and investments is primarily the result of proceeds from the convertible subordinated debenture offering in November of 1999.

         Our interest expense increased from $0.6 million for the year ended June 30, 1999, to $8.0 million for the year ended June 30, 2000. The increase is due primarily to $172.5 million of 6 1/2% convertible subordinated notes that we issued in November 1999. None of the convertible debt had been converted into shares of our common stock as of June 30, 2000.

         Income Taxes. For the year ended June 30, 1999 we recorded an income tax benefit of $12.0 million (effective rate not meaningful), and for the year ended June 30, 2000 we recorded an income tax benefit of $11.4 million with an effective rate of 26%. In the year ended June 30, 1999 we recorded a one-time tax benefit of approximately $12.2 million arising out of our medical benefits management subsidiary. Net of this one-time benefit, the effective rates in both years differ from the statutory rate of 35% due to goodwill, in-process research and development and other non deductible expenses; jobs credits; state income taxes; and tax exempt interest income.

YEARS ENDED JUNE 30, 1998 AND 1999

         Revenues. Our total reported revenue increased by 7%, from $233.9 million for the year ended June 30, 1998 to $250.1 million for the year ended June 30, 1999. This increase in revenue was due to growth in our Electronic Commerce and Investment Services segments, offset by a decrease in our Software segment. The decrease in our Software segment revenue was the result of our divestitures of certain of our software businesses. We divested our recovery management business in August 1997, our item processing business in March 1998, our wire and electronic banking businesses in April 1998, our leasing business in July 1998, our mortgage business in September 1998 and our imaging business in October 1998.

         On a pro forma basis, excluding the impact of our divested software businesses, the discontinuance of our web investor business in our Electronic Commerce segment in June 1998, and revenue from the Mobius Group acquisition in our Investment Services segment in March 1999, our total revenue increased 21%, from $204.4 million for the year ended June 30, 1998, to $246.4 million for the year ended June 30, 1999. The increase in our pro forma revenue from fiscal 1998 to fiscal 1999 was driven by increases of 23% in our Electronic Commerce segment, 26% in our Investment Services segment and 6% in our Software segment. Our growth in pro forma Electronic Commerce revenue was driven primarily by subscriber growth from approximately 2.4 million at June 30, 1998 to nearly 3.0 million at June 30, 1999. Our growth in pro forma Investment Services revenue was driven primarily by an increase in portfolios managed from approximately 500,000 at June 30, 1998 to approximately 715,000 at June 30, 1999, offset by lower average revenue per portfolio, as marketing efforts have shifted the mix of new business toward retail versus institutional portfolios. Although demand was somewhat dampened due to customer focus on Year 2000 projects, in our Software segment we had moderate pro forma revenue growth, primarily due to increased implementations in our automated clearinghouse product line.

         Our reported processing and servicing revenue increased by 26%, from $159.3 million for the year ended June 30, 1998, to $201.1 million for the year ended June 30, 1999. On a pro forma basis, adjusted for revenue contributed by our acquisition of Mobius Group in our Investment Services segment in March 1999 and the discontinuance of our web investor business in our Electronic Commerce segment in June 1998, revenue increased by 26% from $158.4 million for the year ended June 30, 1998, to $199.2 million for the year ended June 30, 1999. This growth was primarily the result of increases in our subscribers in our Electronic Commerce segment and the number of portfolios managed in our Investment Services segment as discussed in the foregoing paragraph.

         Our reported license revenue declined by $13.0 million, from $29.0 million for the year ended June 30, 1998, to $16.0 million for the year ended June 30, 1999. This decline was primarily due to previously described divestitures of certain of our software businesses. On a pro forma basis, excluding the impact of the divested software businesses, our license fee revenue declined by $1.3 million, from $17.0 million for the year ended June 30, 1998, to $15.7 million for the year ended June 30, 1999. The pro forma decline in license fee revenue was primarily due to softness in our software sales resulting from purchasing moratoriums imposed by customers and potential customers focusing on their Year 2000 issues.

         Our reported maintenance revenue declined by $8.1 million, from $25.8 million for the year ended June 30, 1998, to $17.7 million for the year ended June 30, 1999. On a pro forma basis, excluding the impact of the divestiture of certain of our software businesses, previously mentioned, our maintenance fee revenue increased by $0.7 million, from $16.1 million for the year ended June 30, 1998, to $16.8 million for the year ended June 30, 1999. The increase in our pro forma maintenance revenue was primarily due to first year maintenance revenue related to new software sales generated in the second half of fiscal 1998 combined with high retention rates and moderate price increases related to renewal maintenance revenues.

         Our reported other revenue, consisting mainly of consulting fees, declined by $4.4 million from $19.8 million for the year ended June 30, 1998, to $15.4 million for the year ended June 30, 1999. On a pro forma basis, excluding the impact of our divested software businesses, our other revenue increased by $1.8 million, from $12.9 million for the year ended June 30, 1998, to $14.7 million for the year ended June 30, 1999. The increase was primarily due to implementations related to new software sales in the second half of fiscal 1998 and early fiscal 1999 and consulting projects related to implementations and client requested Year 2000 contract-based assistance in our Investment Services segment.

         Cost of Processing, Servicing and Support. The cost of processing, servicing and support was $129.9 million or 55.6% of total revenue for the year ended June 30, 1998, and $146.7 million or 58.7% of total revenue for the year ended June 30, 1999. Our processing, servicing and support cost as a percentage of servicing only revenue (which includes all revenue except license revenue) was 63.4% for the year ended June 30, 1998, and 62.7% for the year ended June 30, 1999.

         Our revenue growth in our Electronic Commerce segment had slowed as financial institutions had been focusing on converting our electronic billing an payment offerings from a PC software-based to a web-based product. Although we continued to realize cost savings as a result of our successful efforts to increase the percentage of our bill payment transactions processed electronically versus paper, during this period we continued to invest in added capacity in anticipation of expected revenue growth as our customers continue their web-based conversions and refocus their efforts on marketing these products to achieve higher subscriber growth. While subscriber growth during the third and fourth quarters of fiscal 1999 was approximately 6%, Internet-based subscriber growth in the same quarters exceeded 20%. Additionally, were incurring the costs of implementing customers from electronic billing and payment for E-Bill without receiving adequate revenue to fully offset the costs. Finally, our Yahoo! distribution agreement resulted in an increase in our operating expenses during the second half of fiscal 1999. These additional operating costs for professional service programs to support timely and effective electronic billing and payment offerings by billers, investments in hardware, software and technical staff to deliver dial-tone quality to an increasing subscriber base and additional customer care staff and related training, continued into fiscal year 2000.

         Research and Development. Our research and development costs were $36.3 million or 15.5% of total revenue for the year ended June 30, 1998, and $21.1 million or 8.4% of total revenue for the year ended June 30, 1999. The divested software businesses incurred research and development costs of $8.5 million in the year ended June 30, 1998. Additionally, upon completion of the base Genesis Platform in late fiscal 1998 and the transition of resources from year 2000-related projects that may not be capitalized for GAAP purposes, we capitalized software development costs of $0.7 million for the year ended June 30, 1998, and $7.4 million in the year ended June 30, 1999. As a result, on an absolute dollar basis and net of divested business units, our total research and development expenditures and capitalized software development costs remained consistent at $28.5 million for the years ended June 30, 1998 and 1999. We are continuing to invest significantly in research and development in all three of our business segments in anticipation and support of expected revenue growth, quality improvement and efficiency enhancement opportunities.

         Sales and Marketing. Our sales and marketing costs were $28.8 million or 12.3% of total revenue for the year ended June 30, 1998, and $32.4 million or 12.9% of total revenue for the year ended June 30, 1999. Reduced sales and marketing expenses resulting from our divested software businesses were replaced by increased sales expenses related to activities in our electronic billing area and funding for the creation and launch of a new trade group, the Electronic Banking association, which is expected to increase the general population's awareness of, and interest in, the electronic banking industry. Additionally, during the fourth quarter of fiscal 1999, we experienced a system error that led some users of our electronic bill payment service to experience intermittent problems accessing and using the system. In response to this situation, we provided service fee credits of approximately $1.9 million, over and above contractually determined penalties, to our financial institution customers.

         General and Administrative. Our general and administrative expenses were $20.7 million, or 8.8% of total revenue for the year ended June 30, 1998, and $31.5 million or 12.6% of total revenue for the year ended June 30, 1999. During the year ended June 30, 1999 we recognized several non-recurring charges including: $1.3 million in real estate expenses related to the sale of a facility in Columbus, Ohio and a separate move to a new facility in Jersey City, New Jersey, $0.9 million in charges related to an uncompleted follow-on stock offering, $0.6 million in charges related to the establishment of a benefits company intended to better manage future benefit expenses in anticipation of growth in associates, and charges to third parties to support various other tax and legal related matters. The divestiture of our various software businesses has not resulted in a corresponding reduction in existing infrastructure since business specific systems and administrative functions must remain to support our retained software businesses and our growing Electronic Commerce and Investment Services businesses.

         Depreciation and Amortization. Our depreciation and amortization expenses were $25.0 million for the year ended June 30, 1998, and $24.6 million for the year ended June 30, 1999. Our divestiture of several software businesses resulted in a significant reduction in depreciation and amortization from the elimination of both tangible and intangible assets. These reductions have been offset by incremental depreciation resulting from significant capital investments throughout fiscal 1998 and 1999 in support of the data center migration to our Norcross, Georgia facility, the development of the Genesis project and the support of new business initiatives.

         In-Process Research and Development. The in-process research and development charge of $2.2 million incurred in fiscal 1999 resulted from our purchase of the Mobius Group in March 1999. Please refer to the Notes to Consolidated Financial Statements included herein for a detailed discussion of this charge. The in-process research and development charge of $0.7 million in fiscal 1998 resulted from our acquisition of Advanced Mortgage Technology, Inc. in October 1997. The related development projects from the AMTI acquisition continued as planned until the time the software and assets of the mortgage product line, including these products, were sold in September 1998.

         Charge for Stock Warrants. The $32.8 million of charge for stock warrants in the year ended June 30, 1998 resulted from two separate transactions. A $32.4 million charge resulted from the vesting of three million warrants in March 1998 related to a ten year processing agreement with a strategic partner that we announced in October 1997. A $0.4 million charge resulted from the vesting of 25,000 warrants in June 1998 related to a five year consulting agreement with a third party. These non-cash charges were based on a Black-Scholes option pricing model valuation of the warrants at the date of vesting. An additional seven million warrants will vest incrementally upon achievement of a series of certain strategic targets and each incremental vesting will result in a future non-cash charge based on the fair market value of our warrants and common stock at the date of vesting.

         Exclusivity Amortization. The exclusivity amortization of $3.0 million in the year ended June 30, 1998 was the final amortization related to an exclusivity arrangement we entered into with Intuit, Inc. in conjunction with our purchase of Intuit Services Corporation in January 1997.

         Net Gain on Dispositions of Assets. The net gain of $36.2 million in the year ended June 30, 1998 was the result of several transactions. We recorded gains on the sales of our recovery management business of $28.2 million, our item processing business of $3.2 million, and our wire and electronic banking businesses of $14.7 million. The gains in 1998 were offset by a loss on the sale of our leasing business of $4.7 million, expected losses on non-cancelable contracts and real and related costs totaling $1.0 million resulting from the decision to exit our web investor business and charges totaling $4.2 million for certain equipment and other assets related primarily to data center consolidations where we determined that the book value of the assets exceeded their net realizable value. The net gain of $4.6 million in the year ended June 30, 1999 was also the result of several transactions. We recorded gains on the sale of our mortgage business of $6.4 million and the sale of a building in Columbus, Ohio of $1.1 million and offset these gains with a loss on the sale of our imaging business of $2.9 million.

         Interest. Our interest income decreased from $3.5 million for the year ended June 30, 1998, to $2.8 million for the year ended June 30, 1999. The reduction was primarily due to a decrease in average cash and investments from $49.3 million for the year ended June 30, 1998, to $43.3 million for the year ended June 30, 1999. Cash proceeds from the various software divestitures in fiscal 1998 and early in fiscal 1999 were significantly offset by a share repurchase in the first and second quarters of fiscal 1999.

         Our interest expense remained constant at $0.6 million for the years ended June 30, 1998 and 1999. At the end of fiscal 1999 we paid off approximately $2.5 million in debt related to the sale of our building in Columbus, Ohio.

         Income Taxes. Our effective tax rate was 14.8% for the year ended June 30, 1998 and was not meaningful in the year ended June 30, 1999. The difference in our effective rate and our statutory rate of 35% in fiscal 1998 was primarily due to non-deductible in-process research and development expenses, non-deductible intangible amortization and state and local taxes. In fiscal 1999, we recorded a one-time tax benefit of approximately $12.2 million arising out of the medical benefits management subsidiary. Net of this one-time benefit, the resulting tax would have been $0.2 million against a pre-tax loss of $1.6 million. The difference between this adjusted number and the statutory rate of 35% is primarily due to non-deductible in-process research and development expenses, non-deductible intangible amortization and state and local taxes.

SEGMENT INFORMATION

         The following table sets forth our operating revenue and operating income by industry segment for the periods noted. Charges identified as exclusivity amortization, in-process research and development, charge for stock warrants, and net gain on dispositions of assets were separated from the operating results for a better understanding of the underlying performance of each segment. Explanations of these charges can be found in the discussions above.

                                                                     YEAR ENDED JUNE 30,
                                                           --------------------------------------
                                                             1998           1999           2000
                                                           --------       --------       --------
                                                                       (IN THOUSANDS)
Operating Revenue:
     Electronic Commerce .............................     $137,972       $169,443       $213,391
     Investment Services .............................       29,749         39,304         54,792
     Software ........................................       66,143         41,384         42,012
                                                           --------       --------       --------
               Total Operating Revenue ...............     $233,864       $250,131       $310,195
                                                           ========       ========       ========

Operating Income (Loss):
     Operating Income (Loss) Excluding Specific Items:
          Electronic Commerce ........................     $ (1,342)      $ (5,490)      $(20,619)
          Investment Services ........................        6,225          8,093         10,910
          Software ...................................        8,393         14,637           (690)
          Corporate ..................................      (20,116)       (23,348)       (26,120)
     Specific Items:
           Exclusivity Amortization ..................       (2,963)           --             --
           In-Process Research and Development .......         (719)        (2,201)        (6,900)
           Charge for Stock Warrants .................      (32,827)           --             --
           Net Gain on Dispositions of Assets ........       36,173          4,576            --
                                                           --------       --------       --------
                  Total Operating Income (Loss) ......     $ (7,176)      $ (3,733)      $(43,419)
                                                           ========       ========       ========

YEARS ENDED JUNE 30, 1999 AND 2000

         Revenue in our Electronic Commerce segment increased by 26%, from $169.4 million for the year ended June 30, 1999, to $213.4 million for the year ended June 30, 2000. This increase was primarily due to an increase in subscribers from nearly 3.0 million at June 30, 1999 to over 3.5 million at June 30, 2000. During the quarter ended September 30, 1999, a few of our financial institution customers removed approximately 200,000 subscribers from our system that were either utilizing our low fee maintenance only processing services through proprietary PC-based front ends or that no longer promoted certain legacy financial manager software. Additionally, in the quarter ended December 31, 1999, we assisted our financial institution customers in removing another 200,000 subscribers who were utilizing personal financial management software that was not Year 2000 compliant. The majority of these combined reductions were on older contracts with lower than average associated monthly fees.

         To date, we have signed 157 billers to our E-Bill electronic billing product offering, and we now have 93 billers in production that presented approximately 94,000 bills in the month ended June 30, 2000. The number of bills we presented electronically has increased by 52% since the month ended March 31, 2000 and is up significantly from just over 13,000 per month at June 30, 1999. Our acquisition of BlueGill is expected to facilitate our efforts to provide quality billing content, and by simplifying and accelerating the process of taking bills from paper to electronic. We believe that a complete, round trip electronic billing and payment experience for an average of four to ten bills per month per consumer is an important factor in driving subscriber growth. As of June 30, 2000, we have the potential to process an average of four to five bills per month for our existing customer base. When combined with a new transaction based pricing model that we have made available to our largest customers, it will become increasingly more difficult to correlate Electronic Commerce revenue solely to the number of subscribers, with transactions processed becoming an additional indicator. We exited the quarter ended June 30, 2000 processing about 16 million transactions on a monthly basis, compared to about 12 million as of June 30, 1999.

         Our operating loss in our Electronic Commerce segment has increased from $5.5 million for the year ended June 30, 1999, to $20.7 million for the year ended June 30, 2000. Last year, in April 1999, we experienced a system error that led some users of our electronic payment service to experience intermittent problems accessing and using the system. As a result of this outage, we recorded charges totaling $2.7 million. Net of this charge, the operating loss in our Electronic Commerce segment would have been $2.8 million in the year ended June 30, 1999. During the year ended June 30, 2000, we invested heavily in the following four areas:

-        marketing and price incentives to spur industry growth;
-        compressing the time from E-Bill contract execution to live billing;
- improved infrastructure and programs that improve quality and performance; and
- extension of payment offerings through leverage of our existing payment infrastructure.

From an efficiency perspective, our ratio of electronic payments to total payments has improved from 49% at June 30, 1999, to 58% at June 30, 2000. Electronic payments carry a significantly lower variable cost per unit than paper based payments. Additionally, we have seen improvements from the leverage inherent in converting two-thirds of our subscribers from two legacy systems to our Genesis processing system. However, as subscribers sign up for electronic billing and payment offerings through portals and other sponsors that offer free trial periods, we will incur the variable costs associated with processing transactions from these customers with no revenue to offset the costs. In spite of the underlying efficiency improvements, these combined investments will continue to place downward pressure on operating margins into the upcoming fiscal year.

         We have recently made several strategic announcements that will further enhance the opportunity to facilitate accelerated market adoption of our electronic billing and payment services. On February 15, 2000, we announced plans to acquire MSFDC L.L.C (TransPoint), a joint venture involving Microsoft, First Data Corporation, and Citibank, NA, and we closed the acquisition in September 2000. With this acquisition, we become the preferred provider of electronic billing an payment services to customers of Microsoft offered through its MSN and Money Central offerings, with guaranteed revenue of $120 million over the next five years. Additionally, we received $60 million of guaranteed revenue and/or costs savings opportunities through First Data Corporation in the transaction. On April 5, 2000, we announced a strategic agreement with the U.S. Postal Service whereby we will become the provider of electronic billing and payment services through its Internet portal www.usps.com. Finally, on April 27, 2000 we announced a strategic agreement with Bank of America, the largest bank in the U.S., to offer electronic billing and payment services to its 30 million-customer base. This 10 year agreement comes with annual revenue guarantees of $50 million, and Bank of America has agreed to invest $45 million to promote the adoption of our electronic billing and payment services by Bank of America's customers. The agreement is expected to close early in the quarter ended December 31, 2000. While there are no guarantees as to the timing or extent of accelerated adoption of electronic billing and payment services, we believe that upon completion of the aforementioned transactions, we are better positioned to maintain our market leadership throughout the accelerated growth cycle when it occurs.

         Revenue in our Investment Services segment increased by 39%, from $39.3 million for the year ended June 30, 1999, to $54.5 million for the year ended June 30, 2000. On a pro forma basis, assuming that Mobius Group had been in place for a full year in fiscal 1999, revenue increased by 25%, from $43.9 million for the year ended June 30, 1999, to $54.8 million for the year ended June 30, 2000. Growth in pro forma revenue is primarily the result of an increase in portfolios managed from approximately 715,000 at June 30, 1999 to over 950,000 at June 30, 2000. A significant portion of portfolio growth over the past year has occurred in retail versus institutional accounts that carry a lower unit price. In October 1999, we launched our new M-Plan product from Mobius Group. Consultants, plan sponsors, investment managers and financial planners use M-Plan for integrating retirement, capital needs, tax, education and real estate planning needs for their customers. Additionally, in March 2000, we released revisions to our M-Search product from Mobius Group that allows Internet based data collection capabilities to the product which will make data collection on money manager returns and asset allocations more timely.

         Reported operating income in our Investment Services segment increased from $8.1 million for the year ended June 30, 1999, to $10.9 million for the year ended June 30, 2000. On a pro forma basis, adjusting for the Mobius Group acquisition, operating income increased from $8.6 million for the year ended June 30, 1999, to $10.9 million for the year ended June 30, 2000. At mid-year we reduced the useful lives on three of the intangible assets resulting from the Mobius Group acquisition, and the accelerated amortization had a pre-tax impact on earnings of approximately $0.4 million for the year. Additionally, as indicated earlier, much of the portfolio growth over the past year has occurred in retail versus institutional accounts that carry a lower unit price, which places downward pressure on margins as the cost to process this business is not proportionally lower.

         Reported revenue in our Software segment increased by 2%, from $41.4 million for the year ended June 30, 1999, to $42.0 million for the year ended June 30, 2000. On a pro forma basis, net of the impact of divestitures in fiscal 1999 and the acquisition of BlueGill in fiscal 2000, revenue increased by 1%, from $39.6 million for the year ended June 30, 1999, to $40.1 million for the year ended June 30, 2000. The revenue results were expected, given purchasing moratoriums by customers concerned with Year 2000 issues through calendar year 1999 and into calendar year 2000.

         Reported operating income in our Software segment declined from income of $14.7 million for the year ended June 30, 1999, to a loss of $0.7 million for the year ended June 30, 2000. On a pro forma basis, net of the impact of divestitures in fiscal 1999 and the acquisition of BlueGill in fiscal 2000, operating income declined from $16.2 million for the year ended June 30, 1999, to $12.4 million for the year ended June 30, 2000. The decrease in pro forma operating income reflects investments in new initiatives such as the recent launch of missingmoney.com, a state-sponsored Internet site developed with the National Association of Unclaimed Property Administrators designed to enable individuals to find and claim money owed to them from non-refunded deposits, unclaimed securities and other accounts held by states. Also, incremental resources have been assigned to our new automated clearinghouse alliance services program that carries a profit margin that is inherently lower than that of our traditional product offerings in this area.

         The Corporate segment represents charges for legal, human resources, accounting and finance, and various other unallocated overhead charges. Our corporate segment operating loss increased from $23.3 million, or 9.3% of total revenue for the year ended June 30, 1999, to $26.1 million, or 8.4% of total revenue for the year ended June 30, 2000. During the year ended June 30, 1999 we incurred $1.9 million of non-recurring costs related to a terminated follow-on stock offering, the creation of a special-purpose employee medical benefits management subsidiary, and the sale of a building in Columbus, Ohio. Net of these one-time charges, our operating loss for the year ended June 30, 1999 would have been $21.4 million, or 8.6% of total revenue. Our adjusted corporate costs have remained fairly consistent as a percentage of revenue. As subscriber price promotions allowing for free trial periods begin to expire, and related customers begin paying for various related electronic billing and payment services, we believe our corporate costs will begin to decline as a percentage of revenue as we regain the leverage inherent in our normalized business model.


YEARS ENDED JUNE 30, 1998 AND 1999

         Revenue in our Electronic Commerce segment increased by 23%, from $138.0 million for the year ended June 30, 1998, to $169.4 million for the year ended June 30, 1999. This increase was primarily due to an increase in subscribers from approximately 2.4 million at June 30, 1998, to approximately
3.0 million at June 30, 1999.

         Our operating loss in our Electronic Commerce segment increased from $1.3 million for the year ended June 30, 1998, to $5.5 million for the year ended June 30, 1999. This increase in our operating loss was due to the temporary slowing of revenue growth caused by financial institutions converting their PC-based systems to our new web-based platform. At the same time, we continued to invest in our payment processing infrastructure to enhance our future quality and efficiency in anticipation of the revenue growth expected when financial institutions complete their technology conversions and refocus their marketing efforts on new subscriber growth. These investments included additional customer care resources geared toward improved quality and significant E-Bill implementation costs, which were not offset by additional revenue during the year ended June 30, 1999.

         As of June 30, 1999, we had activated 29 billers for our E-Bill product offering, had an additional 21 billers actively engaged in the implementation process and had another 14 awaiting implementation. As we continue to activate additional billers for our complete electronic billing and payment offering, we expect the number of users to increase, which should drive increased revenue and operating income growth in the future.

         In January 1999, we announced a distribution agreement with Yahoo! designed to promote on-line billing, payment and electronic banking to Internet users. Our investments related to this agreement placed downward pressure on margins in the second half of fiscal 1999 as we prepared for up to one million additional subscribers to for our services. These investments allowed us to grow our professional services and customer care staff to support greater deployment of electronic billing and payment services by billers, as well as expand our sales and marketing and related training activities.

         In April 1999, we experienced a system error that led some users of our electronic payment service to experience intermittent problems accessing and using the system. As a result of this outage, we recorded charges totaling $2.7 million. Net of this charge, the operating loss in our Electronic Commerce segment would have been $2.8 million in the year ended June 30, 1999.

         Revenues in our Investment Services segment increased by 32%, from $29.7 million for the year ended June 30, 1998, to $39.3 million for the year ended June 30, 1999. On March 8, 1999, we acquired Mobius Group to augment the product line of this segment. Investment consultants and asset managers now use Mobius Group's M-Vest service to determine the ideal asset allocation for their clients; use M-Search to determine the idea investment manager candidates' use CheckFree APL and APL wrap products to provide investment platform and trading tools; and use either M-Watch or CheckFree APL for their investment oversight and reporting to the end client. Excluding the effects of the acquisition, revenue increased by 26%, from $29.7 million for the year ended June 30, 1998, to $37.4 million for the year ended June 30, 1999. The increase was due primarily to an increase in the number of institutional portfolios managed from approximately 500,000 at June 30, 1998, to approximately 715,000 at June 30, 1999, offset somewhat by an increase in the number of retail brokerage accounts managed which carry a lower unit price.

         Operating income in our Investment Services segment increased from $6.2 million for the year ended June 30, 1998, to $8.1 million for the year ended June 30, 1999. Excluding the effects of the acquisition of Mobius Group, operating income increased from $6.2 million for the year ended June 30, 1998, to $8.7 million for the year ended June 30, 1999. This increase was due to the greater number of portfolios managed, offset somewhat by costs of approximately $0.9 million related to the moving of the segment's main office in fiscal 1999.

         Revenues in our Software segment declined by 37%, from $66.1 million for the year ended June 30, 1998, to $41.4 million for the year ended June 30, 1999. This decline reflects the impact of the divestiture of several of our software businesses. Excluding the effects of the divestitures, revenue in our Software segment increased 6%, from $37.4 million for the year ended June 30, 1998, to $39.6 million for the year ended June 30, 1999. Despite this increase, our license revenue was lower than anticipated due primarily to purchasing moratoriums imposed by potential customers who deferred new software purchases as a result of addressing their internal Year 2000 issues. This slowdown in license sales was offset by greater maintenance and consulting revenue resulting form prior license sales.

         Operating income in our Software segment increased from $8.4 million for the year ended June 30, 1998, to $14.6 million for the year ended June 30, 1999. Excluding the effects of the divestitures, operating income increased from $10.7 million for the year ended June 30, 1998, to $16.4 million for the year ended June 30, 1999. Of the increase in retained business operating income of $5.7 million, $2.2 million was the result of the revenue growth previously described and approximately $2.4 million was a reporting anomaly related to allocated corporate fixed costs in the fiscal 1998 results. Our pro forma operating income in the year ended June 30, 1998 was carrying a full burden of allocated overhead from our Software segment to avoid unreasonably impacting other segment on a restated pro forma basis. When the effects of the allocations are ignored, underlying operating profit margins in our Software segment remained fairly consistent from year to year.

         Expenses in our Corporate segment were $20.1 million for the year ended June 30, 1998 and were $23.3 million for the year ended June 30, 1999. The fiscal 1999 results included one-time charges of $0.6 million for the formation of a special-purpose subsidiary created to administer our employee medical benefits program; $0.4 million in real estate charges incurred in the sale of a building in Columbus, Ohio; and $0.9 million in charges incurred in the preparation of a follow-on stock offering that was terminated in June 1998. Net of these one-time charges, our corporate charges remained relatively consistent at 8.6% of total revenue in both years.

LIQUIDITY AND CAPITAL RESOURCES

         The following table sets forth a summary of cash flow activity and should be referred to in conjunction with statements regarding our liquidity and capital resources:

                                                                    SUMMARY OF CASH FLOWS FOR
                                                                       YEAR ENDED JUNE 30,
                                                              -------------------------------------
                                                                1998          1999          2000
                                                              --------      --------      ---------
                                                                         (In thousands)
Cash flow provided by (used in) operating activities ....     $(11,673)     $ 25,571      $  21,016
Cash flow provided by (used in) investing activities ....       12,767       (16,217)      (108,935)
Cash flow provided by (used in) financing activities ....        3,355       (33,443)       203,547
                                                              --------      --------      ---------
     Net increase (decrease) in cash and cash equivalents     $  4,449      $(24,089)     $ 115,628
                                                              ========      ========      =========

         As of June 30, 2000, we have $184.6 million in cash, cash equivalents and short-term investments on hand. Our balance sheet reflects a current ratio of 3.06 and working capital of $178.8 million. We believe that existing cash, cash equivalents, and investments will be more than sufficient to meet our presently anticipated requirements for the foreseeable future. To the extent that additional capital resources are required, we have access to an untapped $30.0 million line of credit.

         For the year ended June 30, 2000, we generated $21.0 million of cash flow from operations. Of this amount, $3.6 million represented net proceeds from trading securities transactions, which GAAP requires us to reflect in cash flow from operations.

         From an investing perspective, we used $39.5 million of cash for the purchase of property and software, and capitalized $7.6 million of software development costs. We used $61.0 million for the net purchase of held-to-maturity securities and another $10.0 million in the purchase of common stock. Finally, we received $9.2 million in cash and cash equivalents through the purchase of BlueGill, net of related acquisition costs.

         From a financing perspective, we received $166.9 million of net proceeds from the issuance of $172.5 million in 6 1/2% convertible subordinated notes and another $25.5 million in proceeds from the exercise of common stock warrants and the purchase of our common stock by third parties. We received additional cash of $9.7 million from the exercise of options from our employee stock option plans and $2.9 million from the purchase of stock from our employee stock purchase plan. Finally, we used $1.5 million of cash for principal payments under capital lease obligations.

         For the year ended June 30, 1999, we generated $25.6 million of cash flow from operations. Of this amount, $14.3 represented net proceeds from trading securities transactions, which are reflected as operating in nature for accounting purposes.

         From an investing perspective, we used $40.4 million of cash for the purchase of property and software, of which approximately $14.9 million was for the purchase of land and a building in Dublin, Ohio and another $6.4 million in leasehold improvements to ready the building for occupancy. The remaining $19.1 million was used for computer equipment, software and leasehold improvements in support of initiatives to grow the business and improve quality. We received $18.4 million from the net sale of the various software business divestitures during the year and the sale of a building in Columbus, Ohio and $14.9 million from the repayment of a note receivable established in fiscal 1998 related to the purchase of the Dublin, Ohio facility. We capitalized $8.0 million in software development costs related to new business initiatives in all three of our business segments. Additionally, we spent approximately $0.2 million in cash in connection with the acquisition of Mobius Group, purchased $1.9 million in held-to-maturity securities and received $1.0 million in proceeds from the sale of held-to-maturity securities.

         From a financing perspective, we used $31.3 million in the purchase of approximately 4.7 million shares of treasury stock for an average price of approximately $6.65 per share. We used $3.3 million of cash for principal payments under capital leases and another $3.6 million to fund an escrow account to release our obligation for bonds with the Department of Economic Development of the State of Ohio to facilitate the sale of land an a building in Columbus, Ohio. We received $2.9 million in proceeds from the exercise of options under the employee stock option plan and $1.9 million from the purchase of shares under the employee stock purchase plan.

         For the year ended June 30, 1998, we used $11.7 million of cash flow in operating activities. During this year, $24.5 million in net investments in trading securities were reflected as cash used in operations. From an investing perspective, we generated $54.9 million of cash from the sale of various software businesses, $24.0 million from sales and maturities of available-for-sale investments, $8.9 million from receipt of a purchase price adjustment related to our Intuit Services Corporation acquisition and $0.3 million from the sales of other assets. Investing receipts were offset by $27.9 million in investment in property additions, primarily for computer and operational equipment and facilities related to completion of the Genesis platform, $20.3 million in the purchase of investments, $14.9 million of investment in a note receivable in conjunction with the purchase of a building in Dublin, Ohio, $10.0 million as final payment on the purchase of Intuit Services Corporation; payment of $1.0 million for the purchase of Advanced Mortgage Technologies, Inc., and $0.7 million in capitalization of software development costs. From a financing perspective, $5.4 million of cash was provided by stock option exercises under our employee stock option plans and stock purchases under our employee stock purchase plan, which was offset by payments of $1.1 million in satisfaction of an outstanding note payable and $0.9 million in capital lease obligations.


INFLATION

         We believe the effects of inflation have not had a significant impact on our results of operations.


RECENT ACCOUNTING PRONOUNCEMENTS

         In the quarter ended September 30, 1999, we adopted Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The Statement distinguishes accounting for costs of computer software developed or obtained for internal use from guidance under FAS 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." The adoption of SOP 98-1 did not result in a material impact on reported results.

         In 1999, the SEC issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." The SAB provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. Although SAB No. 101 does not change any of the accounting profession's existing rules on revenue recognition, it draws upon existing rules and explains how the SEC staff applies these rules, by analogy, to other transactions that existing rules do not specifically address. SAB No. 101, as amended by SAB No. 101B, becomes effective for the fourth quarter of our fiscal year 2001. We are in the process of assessing the impact of SAB No. 101 on our financial statements; however, we do not expect the adoption of SAB No. 101 will have a material impact on results of operations or financial position.

         In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," which requires that all derivative financial instruments be recognized as either assets or liabilities in the balance sheet. In June 1999, the FASB issued SFAS 137, "Accounting for Derivative Instruments and Hedging Activities- Deferral of the Effective Date of FASB Statement No. 133", which defers the effective date of SFAS 133 until the fiscal quarters of all fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", which amends the accounting and reporting standards of SFAS 133 for certain derivative instruments and certain hedging activities.

         SFAS 133, as amended, requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

         The Company's Investment Policy currently prohibits the use of derivatives for trading or hedging purposes. Additionally, the Company completed a review of its contracts and determined that they contained no "imbedded derivatives" that require separate reporting and disclosure under SFAS 133, as amended. As such, the adoption of SFAS 133, as amended, on July 1, 2000 will not have a material impact on results of operations or other comprehensive income.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

         Except for the historical information contained herein, the matters discussed in our Annual Report include certain forward-looking statements within the meaning of Section 27A of the Securities Act, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Those statements include, but may not be limited to, all statements regarding our and management's intent, belief and expectations, such as statements concerning our future profitability, and our operating and growth strategy. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, the factors set forth under the caption "Business - Business Risks" in the Annual Report on Form 10-K for the year ended June 30, 2000 and other factors detailed from time to time in our filings with the Securities and Exchange Commission. One or more of these factors have affected, and in the future could affect, our businesses and financial results in the future and could cause actual results to differ materially from plans and projections. Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate. Therefore, there can be no assurance that the forward-looking statements included in this Annual Report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as representations by us or any other person that our objectives and plans will be achieved. All forward-looking statements made in this Annual Report are based on information presently available to our management. We assume no obligation to update any forward-looking statements.

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of CheckFree Corporation and Subsidiaries:

We have audited the accompanying consolidated balance sheets of CheckFree Corporation (the "Company") and its subsidiaries as of June 30, 1999 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended June 30, 1998, 1999, and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries at June 30, 1999 and 2000, and the results of their operations and their cash flows for the years ended June 30, 1998, 1999, and 2000 in conformity with accounting principles generally accepted in the United States of America.





/s/ Deloitte & Touche LLP
-------------------------

Atlanta, Georgia
August 7, 2000

                                      CHECKFREE CORPORATION AND SUBSIDIARIES
                                            CONSOLIDATED BALANCE SHEETS
                                              JUNE 30, 1999 AND 2000

                                                                                     1999           2000
                                                                                   ---------      ---------
                                                                                        (IN THOUSANDS,
                                                                                      EXCEPT SHARE DATA)
                                        ASSETS
CURRENT ASSETS:
     Cash and cash equivalents ...............................................     $  12,446      $ 128,074
Investments ..................................................................        10,266         56,548
     Accounts receivable, net ................................................        45,660         58,308
     Prepaid expenses and other assets........................................         7,800         12,813
     Deferred income taxes....................................................         6,513          9,733
                                                                                   ---------      ---------
                    Total current assets .....................................        82,685        265,476
PROPERTY AND EQUIPMENT, Net ..................................................        69,823         93,214
OTHER ASSETS:
     Capitalized software, net ...............................................        20,059         37,189
     Goodwill, net ...........................................................        32,280        213,305
     Other intangible assets, net ............................................        13,595         37,975
     Investments..............................................................         1,875         23,003
     Deferred income taxes ...................................................        21,920         29,248
     Other noncurrent assets .................................................        10,524         13,704
                                                                                   ---------      ---------
                    Total other assets .......................................       100,253        354,424
                                                                                   ---------      ---------
                                                                                   $ 252,761      $ 713,114
                                                                                   =========      =========

                                       LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
     Accounts payable ........................................................     $   9,634      $  10,158
     Accrued liabilities .....................................................        26,971         43,958
     Current portion of long-term obligations.................................         1,640          5,955
     Deferred revenue ........................................................        20,195         26,644
                                                                                   ---------      ---------
                    Total current liabilities ................................        58,440         86,715
ACCRUED RENT AND OTHER........................................................         3,536          7,269
OBLIGATIONS UNDER CAPITAL LEASES- Less current portion........................         3,882            736
CONVERTIBLE SUBORDINATED NOTES................................................           --         172,500
COMMITMENTS (Note 20)
STOCKHOLDERS' EQUITY:
     Preferred stock- 15,000,000 authorized shares, $.01 par value;
        no amounts issued or outstanding .....................................           --             --
                                                                                   ---------      ---------
     Common stock- 150,000,000 authorized shares, $.01 par value; issued
        57,305,659 and 63,957,859 shares, respectively; outstanding 51,756,278
        and 58,414,035 shares, respectively...................................           518            584
     Additional paid-in-capital ..............................................       480,385        771,892
     Less:
        Accumulated deficit ..................................................      (294,000)      (326,320)
        Unearned compensation.................................................           --            (262)
                                                                                   ---------      ---------
                    Total stockholders' equity ...............................       186,903        445,894
                                                                                   ---------      ---------
                                                                                   $ 252,761      $ 713,114
                                                                                   =========      =========

                 See notes to consolidated financial statements

                              CHECKFREE CORPORATION AND SUBSIDIARIES

                              CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                     YEAR ENDED JUNE 30,
                                                      -----------------------------------------------
                                                         1998              1999              2000
                                                      -----------       -----------       -----------
                                                              (IN THOUSANDS, EXCEPT SHARE DATA)
REVENUES:
     Processing and servicing ...................     $   159,255       $   201,059       $   261,621
     License fees ...............................          28,952            15,975            16,818
     Maintenance fees ...........................          25,848            17,746            18,752
     Other ......................................          19,809            15,351            13,004
                                                      -----------       -----------       -----------
                    Total revenues ..............         233,864           250,131           310,195

EXPENSES:
     Cost of processing, servicing and support ..         129,924           146,704           182,540
     Research and development ...................          36,265            21,085            35,631
     Sales and marketing ........................          28,839            32,354            44,782
     General and administrative .................          20,677            31,466            40,931
     Depreciation and amortization ..............          24,999            24,630            42,830
     In-process research and development ........             719             2,201             6,900
     Charge for stock warrants ..................          32,827               --                --
     Exclusivity amortization ...................           2,963               --                --
                                                      -----------       -----------       -----------
                    Total expenses ..............         277,213           258,440           353,614
     Net gain on dispositions of assets .........          36,173             4,576               --
                                                      -----------       -----------       -----------
LOSS FROM OPERATIONS ............................          (7,176)           (3,733)          (43,419)
OTHER:
     Interest income ............................           3,464             2,799             7,689
     Interest expense ...........................            (632)             (618)           (8,027)
                                                      -----------       -----------       -----------
LOSS BEFORE INCOME TAXES ........................          (4,344)           (1,552)          (43,757)
INCOME TAX BENEFIT ..............................            (641)          (12,009)          (11,437)
                                                      -----------       -----------       -----------
NET INCOME (LOSS) ...............................     $    (3,703)      $    10,457       $   (32,320)
                                                      ===========       ===========       ===========


BASIC EARNINGS (LOSS) PER SHARE:
     Net income (loss) per common share .........     $     (0.07)      $      0.20       $     (0.61)
                                                      ===========       ===========       ===========
     Equivalent number of shares ................      55,086,742        52,444,375        53,367,339
                                                      ===========       ===========       ===========
DILUTED EARNINGS (LOSS) PER SHARE:
     Net income (loss) per common share .........     $     (0.07)      $      0.18       $     (0.61)
                                                      ===========       ===========       ===========
     Equivalent number of shares ................      55,086,742        56,529,165        53,367,339
                                                      ===========       ===========       ===========

                 See notes to consolidated financial statements

                                            CHECKFREE CORPORATION AND SUBSIDIARIES
                                        CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                         NUMBER OF                      NUMBER OF
                                         SHARES OF  COMMON  ADDITIONAL  SHARES OF   TREASURY                              TOTAL
                                           COMMON  STOCK AT   PAID-IN    TREASURY   STOCK AT   UNEARNED   ACCUMULATED  STOCKHOLDERS'
                                           STOCK      PAR     CAPITAL     STOCK       COST   COMPENSATION   DEFICIT       EQUITY
                                        ----------   ----    --------   ----------  -------- ----------- ------------  -------------
                                                                        (IN THOUSANDS, EXCEPT SHARE DATA)
BALANCE- JUNE 30, 1997 ...............  55,546,321   $555    $454,850   (1,041,552) $ (6,007)   $ --     $(300,754)     $148,644
  Net loss ...........................         --     --          --           --        --       --        (3,703)       (3,703)
  Stock options exercised ............     708,661      8       2,204          --        (47)     --           --          2,165
  Employee stock purchases ...........     109,857      1       1,572          --        --       --           --          1,573
  401(k) match .......................         --     --          --        78,257     1,692      --           --          1,692
  Warrants issued ....................         --     --       32,827          --        --       --           --         32,827
  Tax benefit associated with
          exercise of stock options ..         --     --          656          --        --       --           --            656
                                        ----------   ----    --------   ----------  --------    -----    ---------      --------
BALANCE- JUNE 30, 1998 ...............  56,364,839    564     492,109     (963,295)   (4,362)             (304,457)      183,854
  Net income .........................                                                                      10,457        10,457
  Stock options exercised ............     354,758      3       1,605          --        --       --           --          1,608
  Employee stock purchases ...........      48,748      1         968       48,631     1,070      --           --          2,039
  401(k) match .......................         --     --          --        74,981       963      --           --            963
  Treasury stock acquired ............         --     --          --    (4,709,698)  (31,336)     --           --        (31,336)
  Treasury stock retired .............  (5,549,381)   (55)    (33,610)   5,549,381    33,665      --           --            --
  Issuance of common stock pursuant
          to acquisition .............     537,314      5      17,995          --        --       --           --         18,000
  Tax benefit associated with
          exercise of stock options ..         --     --        1,318          --        --       --           --          1,318
                                        ----------   ----    --------   ----------  --------    -----    ---------      --------
BALANCE- JUNE 30, 1999 ...............  51,756,278    518     480,385          --        --       --      (294,000)      186,903
  Net loss ...........................         --                                                          (32,320)      (32,320)
  Stock options and warrants
          exercised ..................   1,795,785     18      35,224          --        --       --           --         35,242
  Employee stock purchases ...........      99,010      1       2,285          --        --       --           --          2,286
  401(k) match .......................      36,226    --        1,059          --        --       --           --          1,059
  Issuance of common stock pursuant
           to acquisition ............   4,713,736     47     239,447          --        --       --           --        239,494
  Issuance of restricted stock .......      13,000    --          333          --        --      (333)         --            --
  Amortization of unearned
           compensation ..............         --     --          --           --        --        71          --             71
  Tax benefit associated with
          exercise of stock options
          and warrants ...............         --     --       13,159          --        --       --           --         13,159
                                        ----------   ----    --------   ----------  --------    -----    ---------      --------
BALANCE- JUNE 30, 2000 ...............  58,414,035   $584    $771,892          --   $    --     $(262)   $(326,320)     $445,894
                                        ==========   ====    ========   ==========  ========    =====    =========      ========

                 See notes to consolidated financial statements

                                          CHECKFREE CORPORATION AND SUBSIDIARIES
                                          CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                        YEAR ENDED JUNE 30,
                                                                                -------------------------------------
                                                                                  1998          1999           2000
                                                                                --------      --------      ---------
                                                                                           (IN THOUSANDS)
OPERATING ACTIVITIES:
     Net income (loss) .....................................................    $ (3,703)     $ 10,457      $ (32,320)
     Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
     Write off of in-process research and development ......................         719         2,201          6,900
     Issuance of warrants ..................................................      32,827           --             --
     Exclusivity amortization ..............................................       2,963           --             --
     Depreciation and amortization .........................................      24,999        24,630         42,830
     Deferred income tax provision .........................................      (5,499)          854        (11,437)
     Net gain on dispositions of assets ....................................     (36,173)       (4,576)           --
     Purchases of investments- Trading .....................................     (28,799)      (10,416)       (19,002)
     Proceeds from maturities and sales of investments, net- Trading .......       4,267        24,683         22,608
     Change in certain assets and liabilities (net of acquisitions and dispositions):
          Accounts receivable ..............................................      (5,095)       (6,976)       (14,499)
          Prepaid expenses and other .......................................      (1,834)        1,434            644
          Accounts payable .................................................       1,492           988         (4,153)
          Accrued liabilities ..............................................        (568)       (2,194)        20,259
          Deferred revenue .................................................         239         1,739          9,188
          Income tax accounts ..............................................       2,492       (17,253)            (2)
                                                                                --------      --------      ---------
                    Net cash provided by (used in) operating activities ....     (11,673)       25,571         21,016
INVESTING ACTIVITIES:
    Purchase of property and software ......................................     (27,939)      (40,444)       (39,495)
    Proceeds from sale of assets ...........................................      54,990        18,435            --
    Purchase of note receivable ............................................     (14,882)          --             --
    Proceeds from repayment of note receivable .............................         --         14,882            --
    Proceeds from purchase price adjustment ................................       8,889           --             --
    Capitalization of software development costs ...........................        (731)       (8,031)        (7,576)
    Purchase of business, net of cash acquired .............................     (11,000)         (190)         9,152
    Purchases of investments- Held to maturity .............................      (1,006)       (1,875)       (70,796)
    Proceeds from maturities and sales of investments- Held to maturity ....         --          1,006          9,780
    Purchase of other investments ..........................................         --            --         (10,000)
    Purchases of investments- Available for sale ...........................     (19,311)          --             --
    Proceeds from maturities and sales of investments- Available for sale ..      23,757           --             --
                                                                                --------      --------      ---------
                    Net cash provided by (used in) investing activities ....      12,767       (16,217)      (108,935)

FINANCING ACTIVITIES:
     Repayment of notes payable and other debt extinguishment ..............      (1,144)          --             --
     Principal payments under capital lease obligations ....................        (931)       (3,327)        (1,495)
     Escrow deposit associated with capital lease obligation ...............         --         (3,637)           --
     Proceeds from stock options exercised .................................       2,165         2,926          9,721
     Proceeds from employee stock purchase plan ............................       1,573         1,931          2,903
     Proceeds from employee 401(k)plan .....................................       1,692            --            --
     Purchase of treasury stock ............................................         --        (31,336)           --
     Proceeds from sale of stock and exercise of warrants ..................         --            --          25,515
     Proceeds from issuance of convertible subordinated notes ..............         --            --         166,903
                                                                                --------      --------      ---------
                    Net cash provided by (used in) financing activities ....       3,355       (33,443)       203,547
                                                                                --------      --------      ---------
NET INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS ......................................................       4,449       (24,089)       115,628
CASH AND CASH EQUIVALENTS:
     Beginning of period ...................................................      32,086        36,535         12,446
                                                                                --------      --------      ---------
     End of period .........................................................    $ 36,535      $ 12,446      $ 128,074
                                                                                ========      ========      =========

                 See notes to consolidated financial statements

                     CHECKFREE CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           AS OF AND FOR THE YEARS ENDED JUNE 30, 1998, 1999 AND 2000

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Organization - CheckFree Corporation (the "Company") is the parent company of CheckFree Services Corporation ("CFSC"), the principal operating company of the business. In April, 2000, CFSC changed its name from CheckFree Corporation to CheckFree Services Corporation. Following that change, in August, 2000, CheckFree Holdings Corporation changed its name to CheckFree Corporation. CFSC was organized in 1981 and is a leading provider of transaction processing services, software and related products to financial institutions and businesses and their customers throughout the United States. See Note 18 for a description of the Company's business segments. Following a number of acquisitions and divestitures, CFSC reorganized its corporate structure on December 22, 1997. In connection with the reorganization, holders of common stock ("Common Stock") of CFSC became holders of an identical number of shares of Common Stock of the Company. The restructuring was effected by a merger conducted pursuant to
      Section 251(g) of the Delaware General Corporation Law, which provides for the formation of a holding company structure without a vote of the stockholders of the Company.

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

      Cash and Cash Equivalents - The Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

      Investments - The Company classifies its investments as available-for-sale, trading or held-to-maturity securities in accordance with Statement of Financial Accounting Standards ("SFAS") 115, "Accounting for Certain Investments in Debt and Equity Securities". Investments classified as available-for-sale are carried at fair value, with unrealized holding gains and losses reported as a separate component of stockholders' equity. Trading securities are carried at market value and unrealized holding gains and losses are included in income. Held-to-maturity securities are carried at amortized cost.

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

      Capitalized Software Costs - On July 1, 1999, the Company adopted Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The Statement distinguishes accounting for costs of computer software developed or obtained for internal use from guidance under SFAS 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." The

                     CHECKFREE CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

      Company determines whether software costs fall under the provisions of SFAS 86 or SOP 98-1 and accounts for them as follows:

      - SFAS 86- Software development costs incurred prior to the establishment of technological feasibility are expensed as incurred. Software development costs incurred after the technological feasibility of the subject software product has been established are capitalized in accordance with SFAS 86. Capitalized software development costs are amortized on a product-by-product basis using either the estimated economic life of the product on a straight-line basis over three to five years, or the ratio of current year gross product revenue to current and anticipated future gross product revenue, whichever is greater. Unamortized software development costs in excess of estimated future net revenues from a particular product are written down to estimated net realizable value.

      - SOP 98-1- Software costs incurred in the preliminary project stage are expensed as incurred. Software costs incurred after the preliminary project stage is complete, management has committed to the project, and it is probable the software will be used to perform the function intended are capitalized in accordance with SOP 98-1. Capitalized software costs are amortized on a product-by-product basis using the estimated economic life of the product on a straight-line basis over three to five years. Capitalized software costs not expected to be completed and placed in service are written down to estimated net realizable value.

      Amortization of software costs totaled $5,198,000, $2,567,000 and $4,589,000, for the years ended June 30, 1998, 1999 and 2000, respectively.


      Intangible Assets - The costs of identified intangible assets are amortized on a straight-line basis over periods from 8 months to 10 years. Goodwill is amortized on a straight-line basis over 5 to 10 years. The company periodically reviews goodwill to evaluate whether changes have occurred that would suggest that goodwill may be impaired based on the estimated undiscounted cash flows of the assets to which goodwill relates over the remaining amortization period. If this review indicates that the remaining useful life of goodwill requires revision or that the goodwill is not recoverable, the carrying amount of the goodwill is reduced by the estimated shortfall of cash flows on a discounted basis. Other intangible assets are also evaluated periodically for impairment using undiscounted cash flows over the remaining useful life of the respective asset. If this review indicates that the remaining useful life of the respective intangible asset requires revision, the carrying amount of the asset is reduced by the estimated shortfall of cash flows on a discounted basis.


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

      Impairment of Long-Lived Assets - In accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Company periodically assesses the likelihood of recovering the cost of long-lived assets based on its expectations of future profitability and undiscounted cash flows of the related business operations. These factors, along with management's plans with respect to the operations, are considered in assessing the recoverability of property, equipment and purchased intangibles. During 1998, in conjunction with the Company's platform integration efforts referred to as project Genesis, the Company consolidated three processing centers from Chicago, Illinois, Austin, Texas, and Columbus, Ohio, into one processing center located in Norcross, Georgia. As a result of this consolidation and a physical inventory of fixed

                     CHECKFREE CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

      assets at the related business units, all identified assets, totaling $4.0 million, which were determined to have no alternative use or value were written off.

      Comprehensive Income - On July 1, 1998, the Company adopted SFAS 130, "Reporting Comprehensive Income." The Statement requires disclosure of total non-shareowner changes in equity and its components. Total non-shareowner changes in equity includes all changes in equity during a period except those resulting from investments by and distributions to shareowners. The only component of other comprehensive income applicable to the Company would be unrealized holding gains or losses on the Company's available-for-sale securities. There were no available-for-sale securities held during the years ended June 30, 1999 and 2000, and the carrying value of available-for-sale securities held during the year ended June 30, 1998 approximated market value. As a result, there were no reported unrealized gains or losses on available-for-sale securities during the years ending June 30, 1998, 1999 and 2000.

      Business Segments - The Company reports information about its business segments in accordance with SFAS 131, "Disclosures about Segments of an Enterprise and Related Information". The Statement defines how operating segments are determined and requires disclosure of certain financial and descriptive information about a company's operating segments. See Note 18 for the Company's segment information.

      Foreign Currency Translation- Effective with the acquisition of BlueGill Technologies, Inc. on April 28, 2000, certain wholly-owned subsidiaries of the Company have foreign operations. The financial statements of these foreign subsidiaries are measured using the U.S. dollar as the functional currency. Assets, liabilities, revenues, and expenses are remeasured using current and historical exchange rates in accordance with SFAS No. 52, "Foreign Currency Translation". Transaction gains and losses resulting from the remeasurement process are included the determination of net income. The net transaction loss for the period from April 28, 2000 to June 30, 2000 was not significant.

      Recent Accounting Pronouncements.- In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," which requires that all derivative financial instruments be recognized as either assets or liabilities in the balance sheet. In June 1999, the FASB issued SFAS 137, "Accounting for Derivative Instruments and Hedging Activities- Deferral of the Effective Date of FASB Statement No. 133", which defers the effective date of SFAS 133 until the fiscal quarters of all fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", which amends the accounting and reporting standards of SFAS 133 for certain derivative instruments and certain hedging activities.

      SFAS 133, as amended, requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

      The Company's Investment Policy currently prohibits the use of derivatives for trading or hedging purposes. Additionally, the Company completed a review of its contracts and determined that they contained no "imbedded derivatives" that require separate reporting and disclosure under SFAS 133, as amended. As such, the adoption of SFAS 133, as amended, on July 1, 2000 will not have a material impact on results of operations or other comprehensive income.

      In 1999, the SEC issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." The SAB provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. Although SAB No. 101 does not change any of the accounting profession's existing rules on revenue recognition, it draws upon existing rules and explains how the SEC staff applies these rules, by analogy, to other transactions that existing rules do not specifically address. SAB No. 101, as amended by SAB No. 101B, becomes effective for the fourth quarter of our fiscal year 2001. The Company is in the process of assessing the impact of SAB No. 101 on its financial statements; however, the adoption of SAB No. 101 is not expected to have a material impact on results of operations or financial position.

                     CHECKFREE CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

      Reclassifications - Certain amounts in the prior years' financial statements have been reclassified to conform to the 2000 presentation.

      REVENUE RECOGNITION

      - Processing and Servicing - Processing and servicing revenues include revenues from transaction processing, electronic funds transfer and monthly service fees on consumer funds transfer services. The Company recognizes revenue when the services are performed.

               As part of processing certain types of transactions, the Company earns interest from the time money is collected from its customers until the time payment is made to the applicable merchants. These revenues, which are generated from trust account balances not included on the Company's balance sheet, are included in processing and servicing and totaled $9,676,000, $11,846,000 and $21,485,000 for the years ended June 30, 1998,
               1999 and 2000, respectively.

      - License Fees - The Company recognizes revenue on software transactions in accordance with SOP 97-2, "Software Revenue Recognition". In accordance with the provisions of SOP 97-2, the Company recognizes revenue from software license agreements when there is persuasive evidence that an arrangement exists, the fee is fixed and determinable, collectibility is probable and the software has been shipped, provided that no significant obligation remains under the contract.

      - Maintenance Fees - Maintenance fee revenue is recognized ratably over the term of the related contractual support period, generally 12 months.

      - Other - Other revenue consists primarily of consulting and training services. Consulting revenue is recognized principally on a percentage-of-completion basis and training revenue is recognized upon delivery of the related service.

      Estimated losses, if any, on contracts are provided for when probable. Estimated loss provisions are based on excess costs over the revenues earned from the contract. Credit losses, if any, are contemplated in the establishment of our allowance for doubtful accounts.

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

                     CHECKFREE CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

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

2.    ACQUISITIONS AND DISPOSITIONS

      BLUEGILL

      On April 28, 2000, the Company acquired BlueGill Technologies, Inc. ("BlueGill") for a total of $239.9 million, consisting of 4,713,736 shares of common stock valued at $221.5 million, the issuance of 637,746 employee stock options valued at $18.5 million and $0.6 million of acquisition costs less $0.7 million of cash received for the release of shares placed in escrow per the merger agreement. The acquisition was treated as a purchase for accounting purposes, and, accordingly, the assets and liabilities were recorded based on their fair market values at the date of the acquisition. The values ascribed to acquired intangible assets and their respective useful lives are as follows:

                                                    INTANGIBLE           USEFUL
                                                       ASSET              LIFE
                                                   --------------    --------------
                                                   (IN THOUSANDS)
Goodwill ..................................           $191,072           5.0 yrs
Tradename .................................             15,100           1.0 yr
Existing product technology ...............             13,700           3.7 yrs
Customer list .............................             10,600           5.0 yrs
Workforce in place ........................              2,600           3.0 yrs
Covenants not to compete ..................              1,200           1.0 yr

      Amortization of intangible assets is on a straight-line basis over the assets' respective useful life. BlueGill's operations are included in the consolidated statements of operations from the date of acquisition.

      At the acquisition date, BlueGill had five general technologies that had not demonstrated technological or commercial feasibility. They included print and extraction technology, data management engine technology, API technology, Web Applications and payment or OFX technology. The in-process technology has no alternative use in the event that the products do not prove to be feasible. These development efforts fall within the definition of In-Process Research and Development ("IPR&D") contained in SFAS 2.

      Print and extraction technology. Print and extraction technology allows for the extraction and print parsing of a biller's legacy billing information through to BlueGill's products. The following features of the print and extraction technology are under development:

      - SmartXpress 3.0.0 that comprises updates to accommodate core changes to BlueGill's DME 2.2.0;
      - Record Data Loader, which is an input module that allows for Record Data Type management by converting flat file data into XML-s for storage in the DME.

      Data Management Engine Technology. The DME technology allows for archiving of transactions and linkage of data to the necessary environment within the BlueGill network. The DME is the main translator of input data to our output data. The following features are under development:

                     CHECKFREE CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

         - Xerox Metacode Support, which is Xerox print support on the AIX, Solaris and HP-UX platforms;
         - AFP to PDF performance, which provides three time improvement in the throughput of data through the DME; and
         - MVS Port (OS/390), which ports the source code to the MVS platform.

      APIs. The API technology encompasses knowledge engineering procedures and expert system analysis, design and development. The API technology works in between the print and extraction and parsing modules and the web applications or templates. The API "surrounds" the DME as its interface to these other technologies. The following features are under development:

         -        BlueGill Engine 3.0.0 - Pure JAVA Front End Interface, which provides a pure JAVA version of the public API set;
         -        BlueGill Engine 4.0.0 - Pure JAVA Back End Interface, which provides a pure JAVA version of the data base engine; and
         - CheckFree E-Bill 3.1 Format Support, which provides batch mode support for the CheckFree Services Corporation E-Bill 3.1 format.

      Web Applications. The web application technologies help in the design of industry specific templates for electronic billing and statement presentation. The following features are under development:

         - i-Insurance Template for the insurance industry billing statement templates; and
         - Market Direct 2.0, which provides one-to-one marketing capabilities with end users.

      Payments or OFX. The payments or OFX technology will allow for bill publishing services to be integrated with the i-Series products and bill consolidators. The following features are under development:

         - OFX Bill Publisher Server, which is the core OFX engine integrated with the i-Series engine support and Bill Publisher component to link to consolidators; and
         - Payment Infrastructure, which is the underpinnings for interfacing with various payment solutions (e.g. ACH, PaymenTech, Cybercash).

      The following table presents information regarding the status of various in-process research and development projects acquired in connection with the BlueGill acquisition:

                                    ESTIMATED                   EXPECTED
                                    STAGE OF      ESTIMATED     COST TO
                                   COMPLETION  COMPLETION DATE  COMPLETE  VALUATION
                                 --------------------------------------------------
                                                                  (IN THOUSANDS)
Print / Extraction ............         38%     December 2000   $  748     $1,900
Data Management Engine ........         19%     November 2000      110      1,300
APIs ..........................         46%     November 2000      703      2,300
Web Applications ..............         50%       July 2000        183      1,400
Payments / OFX ................         10%     December 2000      333          0
                                                                ------     ------
     Total ....................                                 $2,077     $6,900
                                                                ======     ======

      The method used to allocate the purchase consideration to IPRD was the modified income approach. Under the income approach, fair value reflects the present value of the projected free cash flows that will be generated by the IPRD projects and that is attributable to the acquired technology, if successfully completed. The modified income approach takes the income approach, modified to include the following factors:

         -        analysis of the stage of completion of each project;
         - exclusion of value related to research and development yet-to-be completed as part of the on-going IPRD projects; and
         -        the contribution of existing technologies and applications.

                     CHECKFREE CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

      The projected revenues used in the income approach are based upon the incremental revenues associated with a portion of the project related to BlueGill's technology likely to be generated upon completion of the project and the beginning of commercial sales, as estimated by management. The projections assume that the projects will be successful and the project's development and commercialization are as set forth by management. The discount rate used in this analysis is an after tax rate of 25%.

      Certain risks and uncertainties are associated with the completion of the development with a reasonable projected period of time. These risks include:

      - Not Technologically Feasible. The acquired IPRD had not demonstrated technological or commercial feasibility as of the acquisition date for BlueGill. Significant risks exist because BlueGill is unsure of the obstacles it will encounter in the form of market acceptance, time and cost necessary to produce a technologically feasible product. SFAS No. 2 does not specifically require an analysis of the development effort expended relative to an acquisition date. It is reasonable to assume, however, that an IPRD project would require a significant amount of time and cost in order to modify for the Company's use in the marketplace. Should the proposed technology fail to become viable, it is unlikely that the Company would be able to realize any value from the sale of the technology to another party.

      - No Alternative Future Use. The acquired IPRD consists of BlueGill's work to date on its products. The products are very specific to the tasks and markets for which it is intended. As is typically the case with software, there are no alternative future uses for the in-process work in the event that the product does not become feasible for CheckFree. The development effort for the acquired IPRD does not possess an alternative future use for CheckFree under the terms of SFAS No. 2.

               - If the BlueGill project underway fails, there will be a very limited life to the existing product because the continuing pace of technological developments in the marketplace will have rendered them non-competitive. In the event of a failure, the technology acquired, as embodied in either current or in-process products, will have no alternative use and would be written off as a loss by the Company.

               - As of the valuation date, all of the IPRD technologies were subject to numerous technological, timing, cost and market risks. In addition to these risks already mentioned, another major risk associated with the technologies pertains to the language it is written in. According to BlueGill's management, all of the base code may go to the JAVA computer language, causing large sections of the code to be re-written.

 MOBIUS

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

                                                     INTANGIBLE          USEFUL
                                                        ASSET             LIFE
                                                    --------------      --------
                                                    (In thousands)
Goodwill ..................................           $10,552           10.0 yrs
Customer base .............................             4,429            8.0 yrs
Tradenames ................................             3,709           10.0 yrs
Existing product technology ...............             1,864            5.0 yrs
Workforce .................................               940            3.0 yrs

      Amortization of intangible assets is on a straight-line basis over the assets' respective useful life. Mobius Group's operations are included in the consolidated statements of operations from the date of acquisition.

                     CHECKFREE CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

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

      M-Plan Integrated Financial Planning System. M-Plan is a Windows based integrated financial planning system for retirement and estate planning, cash flow, tax and educational planning and capital needs analysis. It will produce over 100 reports for retirement, new investments, estate planning, and other analysis, as well as provide historical returns and standard deviations for various asset allocations integrated with extensive modeling to provide detailed and usable analysis. M-Plan's wizards will give users the ability to produce and to analyze alternative scenarios quickly. M-Plan will consist of five main disciplines:
      Retirement and Estate Planning, Cash Flow, Tax and Education modules. M-Plan Retirement and Estate Planning are the core disciplines; a user must own one of these two in order to add future disciplines.

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

      - Cash Flow, Tax and Education Planning Modules. Reports for the Cash Flow Planning module had not yet been developed. Mobius Group had not yet determined how it would integrate tax tables into its tax calculations, as only tax rate calculations are currently available in the Tax Planning module and significant work remained to complete reports and database fields. There had been no significant data gathering for the Education Planning module and therefore the code had not yet been written for the calculations, the database fields and the reports.

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

                     CHECKFREE CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

      The following table presents information regarding the status of various in-process research and development projects acquired in connection with the Mobius Group acquisition:

                                        ESTIMATED STAGE     EXPECTED    EXPECTED COST
                                         OF COMPLETION      RELEASE      TO COMPLETE   VALUATION
                                        ---------------  -------------  -------------  ---------
                                                                            (IN THOUSANDS)
M-Plan:
   Retirement and Estate Planning Module..       92%        May 1999        $ 49       $  693
   Cash Flow, Tax and Education Module ...       64%     December 1999       208          183
M-Search Revision ........................       56%     September 1999      176        1,218
M-Vest Revision ..........................       20%     September 1999      220          107
                                                                            ----       ------
           Total .........................                                  $653       $2,201
                                                                            ====       ======

      The method used to allocate the purchase consideration to IPR&D was the modified income approach. The projected revenues used in the income approach are based upon the incremental revenues associated with a portion of the project related to Mobius Group's technology likely to be generated upon completion of the project and the beginning of commercial sales, as estimated by the Company's management. The projections assume that the product will be successful and the products' development and commercialization are as set forth by management. The discount rate used in this analysis is an after-tax rate of 20%

      Certain risks and uncertainties were associated with the completion of the development with a reasonable projected period of time. These risks include:

      - The Retirement and Estate Planning module had been sent to a development partner for testing and identification of errors. Due to the nature of the product and the necessity that all calculations work correctly in order for the product to be commercially viable and to function as designed, this testing is considered a significant part of the development effort.
      - The cash flow module reports had not been developed. As the reports are the only output seen by the end user, this represents a major development effort.
      - The Company had not yet determined how it will integrate tax tables into its tax calculation in the tax module. Significant work remains to complete reports and database fields.
      - For the education module, significant data gathering had not occurred and, therefore, the code had not yet been written for the calculations, the database fields, and the reports.
      - Significant risks still exist related to the completion and reintegration of the M-Plan Modules (Retirement and Estate Planning and Cash Flow, Tax, and Education Modules). For example, a user who borrows for education purposes from his retirement fund should see his retirement decrease (in the Retirement Module) and education investment increase (in the Education Module).
      - The M-Plan Modules are based entirely on new technology, since they are written in C++ for a windows platform and utilize no existing technology.
      - M-Vest is Mobius Group's current asset allocation system. There is an on-going development program to migrate this program to run on 32-bit hardware. This effort requires significant changes to interfaces, to reports and some core algorithms.
      - Each of the acquired IPR&D projects had not demonstrated their technological or commercial feasibility as of the valuation date. Significant risks exist because of uncertainties the Company may face in the form of time and costs necessary to produce technologically feasible products.
      - If the proposed products fail to become viable, there is uncertainty that the Company would be able to realize any value from the sale of the technology to another party.

      AMTI


      On October 3, 1997, the Company acquired certain assets of Advanced Mortgage Technologies, Inc. ("AMTI") for cash of $1.0 million. The acquisition was treated as a purchase for accounting purposes, and accordingly, the assets and liabilities were recorded based on their fair values at the date of the acquisition. Of the total purchase price,

                     CHECKFREE CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

      $0.2 million was allocated to goodwill and $0.1 million to other identifiable intangible assets. Additionally, $0.7 million was allocated to in-process research and development, which was charged to operations at the time of the acquisition.

      The unaudited pro forma results of operations of the Company for the year ended June 30, 1999 and 2000, assuming the acquisitions occurred at the beginning of each period are as follows (in thousands):

                                                       YEAR ENDED JUNE 30,
                                                   ---------------------------
                                                     1999               2000
                                                   --------           --------
Total revenues ..............................      $258,917           $316,812
Net income (loss) ...........................      $(42,285)          $(80,171)
Basic and Diluted earnings per share:
     Net income (loss) per common share .....      $  (0.74)          $  (1.38)
                                                   ========           ========
     Equivalent number of shares ............        57,529             58,078
                                                   ========           ========

      This information is presented to facilitate meaningful comparisons to on-going operations and to other companies. The unaudited pro forma amounts above do not include a charge for in-process research and development of $6.9 million arising from the BlueGill acquisition in 2000 and $2.2 million arising from the Mobius acquisition in 1999. The unaudited pro forma information is not necessarily indicative of the actual results of operations had the transactions occurred at the beginning of the periods presented, nor should it be used to project the Company's results of operations for any future periods.

      DISPOSITIONS

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

                     CHECKFREE CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)


3.    INVESTMENTS

      Investments consist of the following (in thousands):

                                                                     JUNE 30,
                                                             -----------------------
                                                               1999           2000
                                                             -------       ---------
      Held-to-Maturity ................................      $ 7,819       $ 162,989
      Trading .........................................       10,266           6,660
      Other investments ...............................         --            11,171
      Less:  Amounts classified as cash equivalents ...       (5,944)       (101,269)
                                                             -------       ---------
                          Total investments ...........      $12,141       $  79,551
                                                             =======       =========

      The following is a summary of Held-to-Maturity investment securities (in thousands):

                                                                  GROSS UNREALIZED
                                                    AMORTIZED     ----------------        FAIR
                                                      COST         GAINS    LOSSES        VALUE
                                                    ---------      -----    ------      ---------
        JUNE 30, 1999:
             Corporate bonds .....................  $    --        $ --      $--        $    --
             Commercial paper ....................       --          --       --             --
             Certificates of deposit .............       --          --       --             --
             U.S. Government and federal agency
                obligations ......................      1,875        --        (14)         1,861
             Money market funds ..................      5,944        --       --            5,944
                                                    ---------      -----     -----      ---------
                Held-to-Maturity investments .....      7,819        --        (14)         7,805
            Less:  amounts classified as cash
                equivalents ......................     (5,944)       --       --           (5,944)
                                                    ---------      -----     -----      ---------
        Total Held-to-Maturity Investments .......  $   1,875      $ --      $ (14)     $   1,861
                                                    =========      =====     =====      =========

        JUNE 30, 2000:
             Corporate bonds .....................  $  50,824      $ --      $(148)     $  50,676
             Commercial paper ....................     68,886        211      --           69,097
             Certificates of deposit .............     29,981                  (86)        29,895
             U.S. Government and federal agency
                obligations ......................      2,824          4       (18)         2,810
             Money market funds ..................     10,474                 --           10,474
                                                    ---------      -----     -----      ---------
                Held-to-Maturity investments .....    162,989        215      (252)       162,952
            Less:  amounts classified as cash
                equivalents ......................   (101,269)      (215)       19       (101,465)
                                                    ---------      -----     -----      ---------
        Total Held-to-Maturity Investments .......  $  61,720      $ --      $(233)     $  61,487
                                                    =========      =====     =====      =========


      The fair value of Held-to-Maturity securities is based on quoted market values.

      The amortized cost and fair value of held-to-maturity investment securities at June 30, 2000 by contractual maturity or repricing date are as follows:

                                                   AMORTIZED COST   FAIR VALUE
                                                   --------------   ----------
            Due in one year or less ................  $49,888         $49,722
            Due after one year through five years ..   11,832          11,765
                                                      -------         -------
                                                      $61,720         $61,487
                                                      =======         =======

      Expected maturities may differ from contractual maturities because debt issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                     CHECKFREE CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)


      Other investments include a $10,000,000 strategic investment in BillServ.com common stock, which is subject to certain trading restrictions, and $1,171,000 of warrants to acquire common shares of Derivion, Inc., a non-publicly traded e-billing application service provider. The fair value of the Company's investment in BillServ.com at June 30, 2000, based on quoted market price, was approximately $8,077,000 and the carrying value of the investment in Derivion, Inc. approximated its fair value.


4.    ACCOUNTS RECEIVABLE

      Accounts receivable consist of the following (in thousands):

                                                              JUNE 30,
                                                        -------------------
                                                          1999        2000
                                                        -------     -------
       Trade accounts receivable .....................  $31,366     $46,609
       Unbilled trade accounts receivable ............   16,334      10,302
       Other receivables .............................    2,390       5,400
                                                        -------     -------
                          Total ......................   50,090      62,311
       Less allowance for doubtful accounts ..........    4,430       4,003
                                                        -------     -------
                           Accounts receivable, net ..  $45,660     $58,308
                                                        =======     =======

      Trade accounts receivable represents amounts billed to customers. Unbilled trade accounts receivable result from extended payment terms on software license agreements or services agreements and are recorded at the time of contract execution. Revenue is recognized and customers are billed under service agreements as the services are performed. For software contracts, revenue is recognized under the provisions of SOP 97-2 as described in
      Note 1, and unbilled amounts under those software contracts are billed on specific dates according to contractual terms. Other receivables are comprised primarily of interest receivable and amounts due from employees for travel and other advances. The allowance for doubtful accounts represents management's estimate of uncollectible accounts receivable.

5.    INCOME TAXES

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

      The Company's income tax benefit consists of the following (in thousands):

                                                           YEAR ENDED JUNE 30,
                                                   -----------------------------------
                                                     1998         1999          2000
                                                   -------      --------      --------
       Current:
            Federal .............................  $ 3,795      $(10,555)     $   --
            State and local .....................    1,063        (2,308)         --
                                                   -------      --------      --------
                      Total current .............    4,858       (12,863)         --

       Deferred federal and state ...............   (5,499)          854       (11,437)
                                                   -------      --------      --------
                      Total income tax benefit ..  $  (641)     $(12,009)     $(11,437)
                                                   =======      ========      ========

                     CHECKFREE CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)


      Income tax expense differs from the amounts computed by applying the U.S. federal statutory income tax rate of 35 percent to income before income taxes as a result of the following (in thousands):

                                                                     YEAR ENDED JUNE 30,
                                                            ------------------------------------
                                                              1998          1999          2000
                                                            --------      --------      --------
       Computed "expected" tax benefit ...................  $ (1,520)     $   (543)     $(15,315)
       Nondeductible in-process research and
          development of acquired businesses .............       252           770         2,415
       Nondeductible intangible amortization .............     1,189         1,137         3,572
       State and local taxes, net of federal income tax
          benefits .......................................        21        (1,741)       (1,636)
       Loss from medical benefits subsidiary .............        --       (10,665)           --
       Other, net ........................................      (583)         (967)         (473)
                                                            --------      --------      --------
                      Total income tax benefit ...........  $   (641)     $(12,009)     $(11,437)
                                                            ========      ========      ========

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 30, 1999 and 2000 are as follows (in thousands):

                                                                          JUNE 30,
                                                                   ----------------------
                                                                     1999          2000
                                                                   -------      --------
       Deferred tax assets:
            Federal and state net operating loss carryforwards ..  $12,739      $ 32,219
            Federal and state tax credit carryforwards ..........    2,145         3,867
            Allowance for bad debts and returns .................    1,996         1,774
            Accrued compensation and related items ..............    2,028         5,429
            Stock warrants ......................................   12,964        19,331
            Reserve accruals ....................................    3,410         3,558
                                                                   -------      --------
                           Total deferred tax assets ............   35,282        66,178
       Deferred tax liabilities:
            Capitalized software ................................   (2,246)      (12,792)
            Property and equipment ..............................   (2,327)       (1,850)
            Deferred revenue ....................................     (128)          (49)
            Intangible assets ...................................   (1,354)      (11,526)
            Prepaid expenses ....................................     (794)         (980)
                                                                   -------      --------
                           Total deferred tax liabilities .......   (6,849)      (27,197)
                                                                   -------      --------
                           Net deferred tax asset ...............  $28,433      $ 38,981
                                                                   =======      ========

      At June 30, 2000, the Company has approximately $95,038,000 of state and $73,654,000 of federal net operating loss carryforwards available, expiring in 2009 to 2014 and 2009 to 2020, respectively. Additionally, at June 30, 2000, the Company has approximately $488,000 of state and $3,379,000 of federal tax credit carryforwards available, expiring in 2008 to 2010 and 2009 to 2020, respectively.

      The realization of the Company's deferred tax assets, which relate primarily to net operating loss carryforwards and temporary differences is dependent on generating sufficient taxable income in future periods. Although realization is not assured, management believes it is more likely than not that the net deferred tax assets will be realized.

                     CHECKFREE CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)


6.    PROPERTY AND EQUIPMENT

      The components of property and equipment are as follows (in thousands):

                                                                 JUNE 30,
                                                          ---------------------
                                                            1999         2000
                                                          --------     --------
       Land and land improvements ......................  $  4,341     $  4,944
       Building and building improvements ..............    31,226       39,992
       Computer equipment and software licenses ........    72,138      101,662
       Furniture and equipment .........................    11,404       14,071
                                                          --------     --------
                      Total ............................   119,109      160,669
       Less accumulated depreciation and amortization ..    49,286       67,455
                                                          --------     --------
                       Property and equipment, net .....  $ 69,823     $ 93,214
                                                          ========     ========

7.    INTANGIBLE ASSETS

      The components of intangible assets are as follows (in thousands):

                                                            JUNE 30,
                                                      -------------------
                                                        1999        2000
                                                      -------     -------
       Workforce ................................     $ 6,171     $ 8,771
       Tradenames ...............................       4,568      19,668
       Customer base ............................       5,758      16,358
       Covenants not to compete .................        --         1,200
                                                      -------     -------
                      Total .....................      16,497      45,997
       Less accumulated amortization ............       2,902       8,022
                                                      -------     -------
                       Intangible assets, net ...     $13,595     $37,975
                                                      =======     =======

8.    ACCRUED LIABILITIES

      The components of accrued liabilities are as follows (in thousands):

                                                           JUNE 30,
                                                     --------------------
                                                       1999         2000
                                                     -------      -------
       Compensation and benefits ..............      $10,307      $25,288
       Processing fees ........................          908        3,065
       Reserve for returns and chargebacks ....        1,664        2,405
       Other ..................................       14,092       13,200
                                                     -------      -------
                       Total ..................      $26,971      $43,958
                                                     =======      =======

9.    LINE OF CREDIT

      In May, 1997 the Company obtained a working capital line-of-credit, which enabled the Company to borrow up to $20 million, based on the collateral of eligible accounts receivable. The line expired in October 1999.

      On October 25, 1999, the Company executed an amendment to its working capital line-of-credit agreement. The amendment extended the term of the line through December 31, 1999, and changed certain financial covenants contained in the agreement. In January 2000, the Company completed a new line-of credit agreement, which

                     CHECKFREE CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)


      matures on December 30, 2002. The new agreement, which carries an interest rate of LIBOR plus 200 basis points or Prime, enables the Company to borrow up to $30 million and contains certain financial and operating covenants and does not allow for the payment of cash dividends.

      No amounts were outstanding under the line at June 30, 1999 and 2000.

10.   CONVERTIBLE SUBORDINATED NOTES

      On November 29, 1999, the Company issued $172.5 million of 6 1/2% convertible subordinated notes that are due on December 1, 2006. Interest on the notes is payable on June 1 and December 1 of each year, commencing June 1, 2000. The notes may be converted, at the holder's option, into
      13.6612 shares of common stock per $1,000 of note value and the Company may redeem the notes at any time on or after December 1, 2002. At June 30, 2000, none of the notes had been converted to common stock. Interest expense on the notes amounted to $7,307,000 for the year ended June 30, 2000.

11.   OBLIGATIONS UNDER CAPITAL LEASES

      During 1993, the Company entered into a 20-year lease with the Department of Development of the State of Ohio for land and an office building located in Columbus, Ohio. The Company had the option to purchase the land and building for $1 at the termination of the lease and thus, the Company recorded the transaction as a capital lease. In June, 1999, the Company completed a tax-free exchange of property involving the land and building under this capital lease. In order to exercise its purchase option and complete the transaction, the Company paid $2.5 million of principal obligations under the lease, and placed an additional $3.6 million in escrow. The Company and the State of Ohio entered into an escrow agreement whereby the funds deposited are being used to make scheduled principal and interest payments through September 1, 2000, and retire the remaining principal obligation at that date. The net gain resulting from the sale of the property amounted to $1.1 million and is included in the Net Gain on Dispositions of Assets in the Company's 1999 Consolidated Statement of Operations. Amounts deposited with the escrow trustee are included in current and noncurrent assets and liabilities, based on the respective principal repayment dates, in the Company's June 30, 1999 and 2000 Consolidated Balance Sheets.

      The Company also leases certain equipment and software licenses under capital leases. The Company is required to pay certain taxes, insurance and other expenses related to the leased property.

      The following is a summary of property under capital leases included in the accompanying consolidated balance sheets (in thousands):

                                                                   JUNE 30,
                                                              -----------------
                                                               1999       2000
                                                              ------     ------
       Equipment and software licenses .....................  $3,654     $3,654
       Less accumulated depreciation and amortization ......   2,266      2,585
                                                              ------     ------
                       Property under capital leases, net ..  $1,388     $1,069
                                                              ======     ======

      Future minimum lease payments required by the capital leases and the net future minimum lease payments are as follows (in thousands):

               FISCAL YEAR
               ENDING JUNE 30,
               ---------------
               2001 ................................................  $3,253
               2002 ................................................     390
               2003 ................................................     373
               2004 ................................................      62
                                                                      ------
                              Total future minimum lease payments ..   4,078
               Less amount representing interest ...................     101
                                                                      ------
                              Net future minimum lease payments ....  $3,977
                                                                      ======

                     CHECKFREE CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)


12.   OPERATING LEASES

      The Company leases certain office space and equipment under operating leases. Certain leases contain renewal options and generally provide that the Company shall pay for insurance, taxes and maintenance. In addition, certain leases include rent escalations throughout the terms of the leases. Total expense under all operating lease agreements for the years ended June 30, 1998, 1999 and 2000, was $5,800,000, $13,413,000 and
      $19,095,000, respectively.

      Minimum future rental payments under these leases are as follows (in thousands):

               FISCAL YEAR
               ENDING JUNE 30,
               ---------------
               2001 ..............................................  $ 18,600
               2002 ..............................................    16,784
               2003 ..............................................    12,975
               2004 ..............................................    11,389
               2005 ..............................................     9,888
               Thereafter ........................................    76,170
                                                                    --------
                              Net future minimum lease payments ..  $145,806
                                                                    ========


13.   EMPLOYEE BENEFIT PLANS

      Retirement Plan - The Company has a defined contribution 401(k) retirement plan covering substantially all of its employees. Under the plan eligible employees may contribute a portion of their salary until retirement and the Company, at its discretion, may match a portion of the employee's contribution. Total expense under the plan amounted to $859,000, $1,218,000 and $2,886,000, for the years ended June 30, 1998, 1999 and
      2000, respectively.

      Deferred Compensation Plan - In January, 1999, the Company established a deferred compensation plan (the "DCP") covering highly-compensated employees as defined by the DCP. Under the plan, eligible employees may contribute a portion of their salary on a pre-tax basis. The DCP is a non-qualified plan, therefore the associated liabilities are included in the Company's June 30, 1999 and 2000 Consolidated Balance Sheets. In addition, the Company has established a rabbi trust to finance obligations under the DCP with corporate-owned life insurance policies on participants. The cash surrender value of such policies is also included in the Company's June 30, 1999 and 2000 Consolidated Balance Sheets. Total expense under the DCP for the periods ended June 30, 1999 and 2000 amounted to $40,000 and $162,000, respectively.

      Group Medical Plans - Effective January 1,2000, the Company converted all of its employees to a group medical self-insurance plan. The Company has employed an administrator to manage this plan. Under terms of this plan, both the Company and eligible employees are required to make contributions to this plan. The administrator reviews all claims filed and authorizes the payment of benefits. The Company has stop-loss insurance coverage on all individual claims exceeding $75,000. Prior to January 1, 2000, the Company had a group medical self-insurance plan covering certain of its employees, and medical insurance coverage under managed care health plans covering the remaining employees. Total expense for medical insurance coverage amounted to $3,752,000, $4,430,000, and $7,359,000, for the years ended June 30, 1998, 1999 and 2000, respectively. Under the self-insurance plans, the Company expenses amounts as claims are incurred and recognizes a liability for incurred but not reported claims. At June 30, 1999 and 2000, the Company accrued $315,000 and $2,513,000 respectively, as a liability for costs incurred but not paid under these plans.

      In December, 1998, a subsidiary, CheckFree Management Corporation, was created to administer the Company's employee medical benefits program (See
      Note 21). The Company owns a controlling interest in the subsidiary, and therefore, the accompanying consolidated financial statements include the subsidiary's results of operations.

                     CHECKFREE CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)


14.    COMMON STOCK

       Employee Plans

       During 1995, the company adopted the 1995 Stock Option Plan (the "1995
       Plan). The 1995 Plan replaces in its entirety the 1993 Stock Option Plan (the "1993 Plan"). The options granted under the 1995 and 1993 Plans may be either incentive stock options or non-statutory stock options. The terms of the options granted under the 1995 and 1993 Plans are at the sole discretion of a committee of members of the Company's Board of Directors, not to exceed ten years. Generally, options vest at either 33% or 20% per year from the dated of grant. The 1995 Plan originally provided that the Company may grant options for not more than 5,000,000 shares of common stock to certain key employees, officers and directors. In November of 1998, the 1995 Plan was amended by a vote of the Company's shareholders to extend the maximum option grants to not more than 8,000,000 shares. Options granted under the 1995 and 1993 Plans are exercisable according to the terms of each option, however, in the event of a change in control or merger as defined, the options shall become immediately exercisable. At June 30, 2000, 1,774,580 additional shares are available for grant in the aggregate for all Plans.

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

       The following table summarizes stock option activity from July 1, 1997 to June 30, 2000:

                                                                               YEAR ENDED
                                               --------------------------------------------------------------------------
                                                   JUNE 30, 1998              JUNE 30, 1999            JUNE 30, 2000
                                               ----------------------    ----------------------    ----------------------
                                                             WEIGHTED                  WEIGHTED                  WEIGHTED
                                                             AVERAGE                   AVERAGE                   AVERAGE
                                               NUMBER OF     EXERCISE    NUMBER OF     EXERCISE    NUMBER OF     EXERCISE
                                                 SHARES       PRICE        SHARES       PRICE        SHARES       PRICE
                                               ---------     --------    ---------     --------    ---------     --------
      Outstanding - Beginning of period .....  4,441,161      $ 9.59     4,365,562      $15.23     5,196,600      $18.69
      Granted ...............................  1,377,334       25.60     1,575,057       36.40     1,476,957       74.45
      Assumed with BlueGill acquisition .....         --          --            --          --       637,746        4.31
      Exercised .............................   (708,661)       3.17      (354,758)       4.56      (794,778)      12.32
      Cancelled .............................   (744,572)      12.63      (389,261)      16.12      (354,740)      27.16
                                               ---------                 ---------                 ---------
      Outstanding - End of period ...........  4,365,562      $15.23     5,196,600      $18.69     6,161,785      $30.86
                                               =========      ======     =========      ======     =========      ======

      Options exercisable at end of period ..  1,352,516      $ 6.81     1,394,269      $ 9.00     1,850,887      $13.58
                                               =========      ======     =========      ======     =========      ======

      Weighted average per share fair value
      of options granted during the year ....                 $10.77                    $17.65                    $48.16
                                                              ======                    ======                    ======

                     CHECKFREE CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)


       The following table summarizes information about options outstanding at June 30, 2000:

                                                    OPTIONS OUTSTANDING            OPTIONS EXERCISABLE
                                           -------------------------------------   --------------------
                                                           WEIGHTED AVERAGE          WEIGHTED AVERAGE
                                                      --------------------------   --------------------
                                                          REMAINING     EXERCISE               EXERCISE
      RANGE OF EXERCISE PRICE               NUMBER    CONTRACTUAL LIFE   PRICE      NUMBER      PRICE
      -----------------------              ---------  ----------------  --------   ---------   --------
      $ 0.01 - $ 15.00 .................   3,125,547         6.8        $  8.38    1,322,634    $ 4.62
      $15.01 - $ 30.00 .................     517,989         7.5          21.25      194,033     22.76
      $30.01 - $ 60.00 .................   1,713,631         9.1          43.80      334,220     43.72
      $60.01 - $ 90.00 .................     252,950         9.5          80.15         --         --
      $90.01 - $120.00 .................     551,668         9.5         104.50         --         --
                                           ---------                               ---------
                                           6,161,785                    $ 30.86    1,850,857    $13.58
                                           =========                    =======    =========    ======

       The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in the years ended June 30, 1998, 1999 and 2000, respectively: dividend yield of 0% in all periods; expected volatility of 48%, 49% and 83%; risk-free interest rates of 5.21%, 5.87%, and 6.30%; and expected lives of five to seven years.

       The Company agreed to assume responsibility for the 1997 and 1998 Employee Incentive Stock Option Plans of BlueGill Technologies, Inc. in conjunction with the acquisition of BlueGill in April 2000. All outstanding options were converted to equivalent CheckFree options as specifically prescribed in the Asset Purchase Agreement. The fair value of the options assumed of $18.5 million was estimated on the acquisition date using the Black-Scholes option pricing model with the following weighted-average assumptions used: dividend yield of 0%, expected volatility of 83%; risk-free interest rate of 6.60% and expected lives of one half to seven years. The estimated fair value of the assumed option plans was added to the fair value of Company stock issued in determining the purchase price of BlueGill.

       In September 1998, the Company offered an option repricing program to its employees. Under the terms of the offer, employees had one week to return any outstanding option grant in its entirety and replace it on a share-for-share basis for an option grant with an exercise price equal to the fair market value of the Company's Common Stock at the new grant date. Only those exchanges received within one day of the designated grant date were accepted and any vested options in such returned grants were forfeited. The lives of returned historical grants typically ranged from three to five years with straight line vesting beginning one year from the original grant date. All newly issued option grants had a life of five years with vesting to occur at 40% beginning two years from the new grant date and 20% for each year thereafter. A total of 1,418,403 options were returned and had the offer taken place at June 30, 1998, the options exercisable would have decreased by 95,614.

       Under the 1997 Associate Stock Purchase Plan, effective for the six-month period beginning January 1, 1997, the Company is authorized to issue up to 1,000,000 shares of Common Stock to its full-time employees, nearly all of whom are eligible to participate. Under the terms of the Plan, employees can choose, every six months, to have up to 15% of their salary withheld to purchase the Company's Common Stock. The purchase price of the stock is 85% of the lower of its beginning-of-period or end-of-period market price. Participation in the plan by eligible employees has ranged from 30% to 50% in any given six-month period. Under the Plan, 56,844 shares were issued in January of 1998, 48,631 in July of 1998, 48,748 in January of 1999 and 46,819 in July of 1999, 52,191 in January of 2000 and 34,880 in July of 2000 from employees' salary withholdings from the respective previous six-month period. As of June 30, 2000 there were 693,754 shares available for future issuance to the Associate Stock Purchase Plan. Following is a summary of the weighted average fair market value of this look-back option estimated on the grant date using the Black-Scholes option pricing model, and the related assumptions used:

                     CHECKFREE CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)


                                     December 31,  June 30,    December 31,   June 30,   December 31,  June 30,
                                         1997        1998          1998         1999         1999        2000
                                     ------------  --------    ------------   --------   ------------  --------
      Fair value of options .........   $14.10       $9.68         $7.18        $5.51        $8.93      $29.15
      Assumptions:
         Risk-free interest rate ....      5.0%        5.0%          4.9%         4.9%         5.8%        5.8%
         Expected life ..............  3 months    3 months      3 months     3 months     3 months    3 months
         Volatility .................     48.0%       48.0%         49.0%        49.0%        83.4%       83.4%
         Dividend yield .............      0.0%        0.0%          0.0%         0.0%         0.0%        0.0%

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

                                                          YEAR ENDED JUNE 30,
                                                  -----------------------------------
                                                    1998         1999          2000
                                                  -------       ------       --------
      Pro forma net income (loss) ............    $(9,521)      $1,032       $(54,030)
                                                  =======       ======       ========
      Pro forma net income (loss) per share;
            Basic and Diluted ................    $ (0.17)      $ 0.02       $  (1.01)
                                                  =======       ======       ========

      The pro forma amounts are not representative of the effects on reported net income (loss) for future years.

      In the year ended June 30, 2000 the Company issued 13,000 shares of restricted stock to certain of its key employees. Under the terms of the grants the shares vest annually over a five-year period and full vesting is dependent upon the continued employment of the employee for the duration of the vesting period. Shares issued were recorded at fair market value on the date of the grant with a corresponding charge to stockholders' equity. The unearned portion is being amortized as compensation expense on a straight-line basis over the related vesting period.

      In January 1997 the Board of Directors approved an amendment to the Company's 401(k) plan which authorized up to 1,000,000 shares of Common Stock for the Company's matching contribution. The Company issued 74,981 shares in August 1998 and 36,226 shares in August of 1999 to fund its 401(k) match that had accrued during the years ended June 30, 1998 and 1999, respectively. As of June 30, 2000 there were 810,536 shares available for future contributions to the 401(k) plan.


      Stock Related Transactions With Third Parties

      As described below, the Company has issued certain stock warrants to third parties and has accounted for the issuance of such warrants in accordance with the provisions of EITF 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

      In October 1999, the Company entered into an agreement with one of its customers. Under the terms of the agreement, the customer purchased 250,000 shares of the Company's stock, has been issued warrants on one million shares, and has the ability to earn warrants on up to two million additional shares. All warrants are exercisable on September 15, 2002 contingent upon achievement of various annual revenue targets and maintaining the continued existence of the agreement through that date. Upon vesting, the Company will record a charge for the fair value of the warrants, based on a Black-Scholes valuation which will take into consideration the market value of our stock, the $39.25 strike price, the volatility of our stock and the applicable risk-free interest rate at that time.

      In January 1998 the Company entered into a 10-year processing agreement with a strategic partner. Under the terms of the agreement, the partner acquired 10-year warrants exercisable at $20 15/16 for 10 million shares of the Company's Common Stock. Three million warrants vested upon the execution of a related processing outsourcing agreement on March 9, 1998 which resulted in the Company recording a non-cash charge of $32.4 million. The

                     CHECKFREE CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)


      charge was based on a Black-Scholes option pricing model valuation of $10.80 per share using the following assumptions: risk-free rate of 5.7%, expected life of 10 years, and volatility rate of 56.4%. The remaining seven million warrants are to vest upon achievement of specific performance targets set forth in the agreement. Any shares acquired by the strategic partner under the terms of this agreement are subject to certain transfer and other restrictions. During the fiscal year ended June 30, 2000 the strategic partner exercised 750,000 of the vested options and 2,250,000 remain outstanding.

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


      Convertible Subordinated Notes

      In November 1999 the Company issued $172.5 million of convertible subordinated notes. Each $1,000 note may be converted, at the holder's option, into 13.6612 shares of common stock at a conversion rate of $73.20 per share. The fair market value of the Company's stock on June 30, 2000 was $51.56 per share. Please refer to Note 10 for further information regarding the convertible subordinated notes.


15.   PREFERRED STOCK

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


16.   EARNINGS PER SHARE

      The following table reconciles the differences in income and shares outstanding between basic and dilutive for the periods indicated (in thousands, except per share data):

                           Year Ended June 30, 1998             Year Ended June 30, 1999              Year Ended June 30, 2000
                      -----------------------------------  -----------------------------------  -----------------------------------
                        Income        Shares    Per-Share    Income        Shares    Per-Share     Income       Shares    Per-Share
                      (Numerator) (Denominator)   Amount   (Numerator) (Denominator)   Amount   (Numerator) (Denominator)   Amount
                      ----------- -------------            ----------- -------------            ----------- -------------
Basic EPS ............  $(3,703)      55,087      $(0.07)    $10,457       52,444      $0.20      $(32,320)     53,367      $(0.61)
                                                  ======                               =====                                ======
Effective of dilutive
  securities:
    Options and
      warrants .......     --           --                      --          4,085                     --          --
    Convertible
      notes ..........     --           --                      --           --                       --          --
                        -------       ------                 -------       ------                 --------      ------
Diluted EPS...........  $(3,703)      55,087      $(0.07)    $10,457       56,529      $0.18      $(32,320)     53,367      $(0.61)
                        =======       ======      ======     =======       ======      =====      ========      ======      ======


      Anti-dilution provisions of SFAS 128 require consistency between diluted per-common-share amounts and basic per-common-share amounts in loss periods. The number of anti-dilutive equivalent shares excluded from the per-share calculations are 1,725,000 and 6,157,241 for the years ended June 30, 1998 and 2000, respectively. The after-tax effect of interest expense on the convertible subordinated notes of $4,384,000 has not been added back to the numerator as its effect would be anti-dilutive.

                     CHECKFREE CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)


17.   SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

                                                                     YEAR ENDED JUNE 30,
                                                              -------------------------------
                                                                      (IN THOUSANDS)
                                                               1998        1999        2000
                                                              ------     -------     --------
       Interest paid .......................................  $  632     $   618     $  5,982
                                                              ======     =======     ========
       Income taxes paid (received), net ...................  $1,434     $ 1,688     $   (229)
                                                              ======     =======     ========
       Supplemental disclosure of non-cash investing and
            financing activities:
            Capital lease additions and purchase of other
                 long-term assets ..........................  $  650     $ 3,379     $  5,688
                                                              ======     =======     ========
            Stock funding of 401(k) match ..................  $ --       $   963     $  1,059
                                                              ======     =======     ========
            Purchase price of business acquisitions ........  $1,000     $19,100     $239,900
            Less:  Issuance of common stock and stock
                 options pursuant to acquisitions ..........    --        18,000      240,000
                 Liabilities assumed .......................     145         887         --
                 Cash acquired in acquisitions .............    --            23       (9,052)
                                                              ------     -------     --------
                      Net cash paid (received) .............  $  855     $   190     $ (9,152)
                                                              ======     =======     ========

18.   BUSINESS SEGMENTS

       The Company operates in three business segments - Electronic Commerce, Software, and Investment Services. These reportable segments are strategic business units that offer different products and services. A further description of each business segment along with the Corporate services area follows:

       - Electronic Commerce - Electronic commerce provides services that allow consumers to receive electronic bills through the Internet, pay bills received electronically or in paper form to anyone, and perform ordinary banking transactions including balance inquiries, transfers between accounts and on-line statement reconciliation. These services are primarily directed to financial institutions, Internet financial sites, personal financial management software providers and the customers of these businesses.

       - Software - Software includes software products and related services for electronic billing, ACH processing and account reconciliation. These products and services are primarily directed to large corporations and financial institutions.

       - Investment Services - Investment services includes investment portfolio management services and investment trading and reporting services. These products and services are primarily directed to fee based money managers and financial planners who manage investments of institutions and high net worth individuals.

       - Corporate - Corporate services include human resources, legal, accounting and various other of the Company's unallocated overhead charges.

       The accounting policies of the segments are the same as those described in Note 1 "Summary of Significant Accounting Policies". The Company evaluates performance based on revenues and operating income (loss) of the respective segments. No single customer accounted for 10% or more of consolidated revenues for the years ended June 30, 1998, 1999 and 2000. Foreign sales for the periods presented are insignificant. There are no intersegment sales.

                     CHECKFREE CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)


       The following sets forth certain financial information attributable to the Company's business segments for the years ended June 30, 1998, 1999 and 2000 (in thousands):

                                                                               YEAR ENDED JUNE 30,
                                                                     --------------------------------------
                                                                       1998           1999           2000
                                                                     --------       --------       --------
   Revenues:
        Electronic Commerce .......................................  $137,972       $169,443       $213,391
        Software ..................................................    66,143         41,384         42,012
        Investment Services .......................................    29,749         39,304         54,792
                                                                     --------       --------       --------
                 Total ............................................  $233,864       $250,131       $310,195
                                                                     ========       ========       ========

   Operating income (loss):
         Electronic Commerce ......................................  $(39,423)      $ (5,490)      $(20,619)
         Software - including charges for acquired in-process
             research and development of $719 in 1998 and $6,900
             in 2000 ..............................................    48,854         18,083         (7,590)
         Investment Services - including charge for acquired
             in-process research and development of $2,201 in
             1999 .................................................     5,040          5,892         10,910

         Corporate ................................................   (21,647)       (22,218)       (26,120)
                                                                     --------       --------       --------
                 Total ............................................  $ (7,176)      $ (3,733)      $(43,419)
                                                                     ========       ========       ========

   Identifiable assets:
        Electronic Commerce .......................................  $ 70,192       $ 80,223       $102,220
        Software ..................................................    39,346         34,194        273,120
        Investment Services .......................................    21,187         49,098         47,246
        Corporate .................................................   119,387         89,246        290,528
                                                                     --------       --------       --------
              Total ...............................................  $250,112       $252,761       $713,114
                                                                     ========       ========       ========

   Capital expenditures:
        Electronic Commerce .......................................  $ 19,532       $  9,258       $ 18,299
        Software ..................................................     2,197          1,189          1,773
        Investment Services .......................................       895          4,764          2,868
        Corporate .................................................     5,315         25,233         16,555
                                                                     --------       --------       --------
              Total ...............................................  $ 27,939       $ 40,444       $ 39,495
                                                                     ========       ========       ========

   Depreciation and amortization:
        Electronic Commerce .......................................  $  9,964       $ 14,214       $ 19,282
        Software ..................................................     6,051          2,069         12,317
        Investment Services .......................................     4,558          5,336          7,634
        Corporate .................................................     4,426          3,011          3,597
                                                                     --------       --------       --------
              Total ...............................................  $ 24,999       $ 24,630       $ 42,830
                                                                     ========       ========       ========

                     CHECKFREE CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)


19.   SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

      The following quarterly financial information for the years ended June 30, 1999 and 2000 includes all adjustments necessary for a fair presentation of quarterly results of operations: (In thousands, except per share data):

                                                                        QUARTER ENDED
                                                   ----------------------------------------------------
                                                   SEPTEMBER 30   DECEMBER 31    MARCH 31       JUNE 30
                                                   ------------   -----------    --------       -------
       FISCAL 1999
       Total revenue ............................     $56,814       $59,605       $62,960       $70,752
       Income (loss) from operations ............      (3,462)       (1,408)          349           788
       Net income (loss) ........................      (1,468)       11,375          (308)          858
       Basic earnings per share:
            Net income (loss) per common share ..     $ (0.03)      $  0.22       $ (0.01)      $  0.02
                                                      =======       =======       =======       =======
            Equivalent number of shares .........      55,510        52,326        51,218        51,695
                                                      =======       =======       =======       =======
       Diluted earnings per share:
            Net income (loss) per common share ..     $ (0.03)      $  0.22       $ (0.01)      $  0.02
                                                      =======       =======       =======       =======
            Equivalent number of shares .........      55,510        52,553        51,218        56,839
                                                      =======       =======       =======       =======

       FISCAL 2000
       Total revenue ............................     $69,020       $72,969       $79,706       $88,500

       Income (loss) from operations ............      (6,365)       (6,275)       (5,773)      (25,006)

       Net income (loss) ........................      (3,936)       (3,969)       (3,873)      (20,542)
       Basic earnings per share:
            Net income (loss) per common share ..     $ (0.08)      $ (0.08)      $ (0.07)      $ (0.36)
                                                      =======       =======       =======       =======

            Equivalent number of shares .........      51,848        52,200        52,716        56,721
                                                      =======       =======       =======       =======
       Diluted earnings per share:
            Net income (loss) per common share ..     $ (0.08)      $ (0.08)      $ (0.07)      $ (0.36)
                                                      =======       =======       =======       =======

            Equivalent number of shares .........      51,848        52,200        52,716        56,721
                                                      =======       =======       =======       =======

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

20.   COMMITMENTS

      In June 1999, the Company entered into a five-year agreement for software to be used in conjunction with its electronic commerce business. The software is to be licensed in incremental units over the term of the agreement to coincide with the growth of the Company's business. Total commitments under the agreement amount to $10 million over the five-year term.

      On April 27, 2000 the Company announced a 10-year strategic agreement with Bank of America ("BofA"), whereby the Company will acquire the electronic billing and payment assets of BofA and will provide electronic billing and payment services to BofA's customer base in exchange for 10 million shares of the Company's common stock. The agreement provides for a revenue guarantee of $500 million to the Company over the next 10 years. BofA has the

                     CHECKFREE CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)


      ability to earn warrants on up to 10 million additional shares, eight million of which vest incrementally upon achievement of specific levels of subscriber adoption of electronic billing and payment services and separately, the other two million of which vest upon achievement of specific levels of electronic bills presented to those subscribers. Upon vesting of the warrants, the Company will record a charge for the fair value of the warrants, based on a Black-Scholes valuation which will take into consideration the market value of our stock, the $32.50 strike price of the warrants, the volatility of our stock and the applicable risk-free interest rate at that time. Additionally, the agreement requires the Company to invest $25 million into a joint marketing development fund designed to accelerate adoption of electronic billing and payment services through BofA's customer base. The agreement is pending shareholder approval of the issuance of shares, which is expected before September 30, 2000.

21.   GUARANTOR FINANCIAL INFORMATION

      CheckFree Management Corporation is a guarantor of the Company's $172,500,000 convertible subordinated notes that were issued November 29, 1999. CheckFree Management Corporation was formed as a medical claims management subsidiary in order to appropriately minimize, control, and manage the medical claims liabilities of the Company and its subsidiaries. As of June 30, 1999 and 2000, the Company and its subsidiaries own approximately 63% and 89%, respectively of CheckFree Management Corporation. The following table sets forth-consolidating financial statements of the Company, CheckFree Management Corporation, and other wholly owned guarantor subsidiaries:

                     CHECKFREE CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)


FISCAL 1999:

                                    CHECKFREE CORPORATION AND SUBSIDIARIES
                                          CONSOLIDATING BALANCE SHEET
                                                 JUNE 30, 1999
                                                 (IN THOUSANDS)

                                                                       Combined
                                                          CheckFree   Wholly-owned                 CheckFree
                                             CheckFree    Management   Guarantor                   Corporation
                                            Corporation  Corporation  Subsidiaries  Eliminations  Consolidated
                                            -----------  -----------  ------------  ------------  ------------
       Current Assets:
          Cash and cash equivalents ........  $    120     $   291     $ 12,035      $    --        $ 12,446
          Investments ......................      --          --         10,266                       10,266
          Accounts receivable, net .........      --         1,970       45,660 (1)     (1,970)       45,660
          Prepaid expenses and other
              assets .......................      --          --          7,800           --           7,800
          Deferred income taxes ............      --          --          6,513           --           6,513
                                              --------     -------     --------      ---------      --------
              Total current assets .........       120       2,261       82,274         (1,970)       82,685

       Property and equipment, net .........      --          --         69,823           --          69,823
       Capitalized software, net ...........      --          --         20,059           --          20,059
       Intangible assets, net ..............      --          --         45,875           --          45,875
       Investment in subsidiaries ..........   186,922        --           --   (3)   (186,922)         --
       Other investments ...................      --          --          1,875           --           1,875
       Deferred income taxes ...............      --          --         21,920           --          21,920
                                                                                (1)    (27,798)
                                                                                (2)    (29,400)
       Other noncurrent assets .............      --        27,798       40,158 (4)       (234)       10,524
                                              --------     -------     --------      ---------      --------
                                              $187,042     $30,059     $281,984      $(246,324)     $252,761
                                              ========     =======     ========      =========      ========

       Current Liabilities:
          Accounts payable .................  $   --       $   318     $  9,634 (4)  $    (318)     $  9,634
                                                                                (1)     (1,970)
                                                                                (3)        126
          Accrued liabilities ..............       139        --         28,840 (4)       (164)       26,971
          Current portion of long-term
              obligations ..................      --         1,970        1,640 (2)     (1,970)        1,640
          Deferred revenue .................      --          --         20,195           --          20,195
                                              --------     -------     --------      ---------      --------
             Total current liabilities .....       139       2,288       60,309         (4,296)       58,440

                                                                                (1)    (27,798)
                                                                                (2)    (27,430)
       Accrued rent and other ..............      --        27,430       31,086 (4)        248         3,536
       Obligations under capital leases -
           less current portion ............      --          --          3,882           --           3,882


       Redeemable Preferred Stock ..........      --           114         --   (3)       (114)         --
       Stockholders' equity ................   186,903         227      186,707 (3)   (186,934)      186,903
                                              --------     -------     --------      ---------      --------
                                              $187,042     $30,059     $281,984      $(246,324)     $252,761
                                              ========     =======     ========      =========      ========

1. Elimination of note receivable between CheckFree Services Corporation, a wholly owned subsidiary of CheckFree Corporation, and CheckFree Management Corporation.
2. Elimination of claims liability deposit between CheckFree Services Corporation, a wholly owned subsidiary of CheckFree Corporation, and CheckFree Management Corporation.
3. Elimination of CheckFree Corporation's investment in subsidiaries, including the minority interest of CheckFree Management Corporation.
4.    Elimination of other intercompany balances

                     CHECKFREE CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)


                                  CHECKFREE CORPORATION AND SUBSIDIARIES
                                  CONSOLIDATING STATEMENT OF OPERATIONS
                                         YEAR ENDED JUNE 30, 1999
                                              (IN THOUSANDS)

                                                                 Combined
                                                    CheckFree   Wholly-owned                  CheckFree
                                       CheckFree    Management    Guarantor                  Corporation
                                      Corporation  Corporation  Subsidiaries   Eliminations  Consolidated
                                      -----------  -----------  ------------   ------------  ------------
Revenues:
   Processing and servicing ..........  $  --         $  --        $201,059      $   --        $201,059
   License fees ......................     --            --          15,975          --          15,975
   Maintenance fees ..................     --            --          17,746          --          17,746
   Other .............................      117          --          15,351 (1)      (117)       15,351
                                        -------       -------      --------      --------      --------
       Total revenues ................      117          --         250,131          (117)      250,131

Expenses:
   Cost of processing, servicing
       and support ...................     --            --         146,704          --         146,704
   Research and development ..........     --            --          21,085          --          21,085
   Sales and marketing ...............     --            --          32,354          --          32,354
                                                                            (1)      (117)
   General and administrative ........     --             117        31,450 (2)        16        31,466
   Depreciation and amortization .....     --            --          24,630          --          24,630
   In-process research and
      development ....................     --            --           2,201          --           2,201
                                        -------       -------      --------      --------      --------
       Total expenses ................     --             117       258,424          (101)      258,440

Net gain on disposition of assets ....     --            --           4,576          --           4,576
                                        -------       -------      --------      --------      --------
Income (loss) from operations ........      117          (117)       (3,717)          (16)       (3,733)
                                                                            (3)    (1,300)
Interest income ......................                  1,343         3,941 (4)    (1,185)        2,799
                                                                            (3)     1,300
Interest expense .....................     --          (1,185)       (1,918)(4)     1,185          (618)
                                        -------       -------      --------      --------      --------
Income (loss) before income taxes ....      117            41        (1,694)          (16)       (1,552)
Income tax benefit ...................     --            --         (12,009)         --         (12,009)
                                        -------       -------      --------      --------      --------
Income before equity in earnings of
    subsidiaries .....................      117            41        10,315           (16)       10,457

Equity in earnings of subsidiaries ...   10,340          --            --   (2)   (10,340)         --
                                        -------       -------      --------      --------      --------
Net income (loss) ....................  $10,457       $    41      $ 10,315      $(10,356)     $ 10,457
                                        =======       =======      ========      ========      ========

1. Elimination of administrative fee between CheckFree Corporation and CheckFree Management Corporation.
2. Elimination of CheckFree Corporation's investment in subsidiaries, including the minority interest of CheckFree Management Corporation.
3. Elimination of the interest income / expense from the note receivable between CheckFree Services Corporation, a wholly-owned subsidiary of CheckFree Corporation, and CheckFree Management Corporation.
4. Elimination of the interest income / expense from the claims liability deposit between CheckFree Services Corporation, a wholly-owned subsidiary of CheckFree Corporation and CheckFree Management Corporation.

                     CHECKFREE CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)


                                              CHECKFREE CORPORATION AND SUBSIDIARIES
                                              CONSOLIDATING STATEMENT OF CASH FLOWS
                                                     YEAR ENDED JUNE 30, 1999
                                                          (IN THOUSANDS)

                                                                                         Combined
                                                                           CheckFree    Wholly-owned                  CheckFree
                                                             CheckFree    Management     Guarantor                   Corporation
                                                            Corporation   Corporation   Subsidiaries  Eliminations   Consolidated
                                                            -----------   -----------   ------------  ------------   ------------
Operating activities:
  Net income ...............................................  $ 10,457      $     41      $ 10,315 (1) $(10,356)       $ 10,457
  Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
      Equity in earnings of subsidiaries ...................   (10,340)         --            --   (1)   10,340            --
      Net inter-subsidiary cash transfers ..................    (2,733)         --           2,733         --              --
      Write-off of in-process research and development .....      --            --           2,201         --             2,201
      Depreciation and amortization ........................      --            --          24,630         --            24,630
      Deferred income tax provision ........................      --            --             854         --               854
      Net gain on disposition of assets ....................      --            --          (4,576)        --            (4,576)
      Purchases of investments-Trading .....................      --            --         (10,416)        --           (10,416)
      Proceeds from sales and maturities of
         investments-Trading ...............................      --            --          24,683         --            24,683
      Change in certain assets and liabilities (net
         of acquisitions and dispositions):
            Accounts receivable ............................      --            --          (6,976)        --            (6,976)
            Prepaid expenses and other .....................      --            --           1,434         --             1,434
            Accounts payable ...............................      --            --             988         --               988
            Accrued liabilities ............................      --            --          (2,320)(1)      126          (2,194)
            Deferred revenues ..............................      --            --           1,739         --             1,739
            Income tax accounts ............................      --            --         (17,253)        --           (17,253)
                                                              --------      --------      --------      -------        --------
Net cash provided by (used in) operating
    activities .............................................    (2,616)           41        28,036          110          25,571

Investing activities:
   Purchase of property and software .......................      --            --         (40,444)        --           (40,444)
   Proceeds from sale of assets ............................      --            --          18,435         --            18,435
   Proceeds from repayment of note receivable ..............      --            --          14,882         --            14,882
   Capitalization of software development costs ............      --            --          (8,031)        --            (8,031)
   Purchase of business, net of cash acquired ..............      (190)         --            --           --              (190)
   Purchase of investments- held to maturity ...............      --            --          (1,875)        --            (1,875)
   Proceeds from maturities and sales of
      investments- held to maturity ........................      --            --           1,006         --             1,006
   Loan to related party ...................................      --         (30,512)       30,512         --              --
   Principal payments on related party loan ................      --             743          (743)        --              --
                                                              --------      --------      --------      -------        --------
Net cash provided by (used in) investing
   activities ..............................................      (190)      (29,769)       13,742         --           (16,217)

Financing Activities:
   Principal payments on capital lease obligations .........      --            --          (3,327)        --            (3,327)
   Escrow deposit associated with capital
      lease obligation .....................................      --            --          (3,637)        --            (3,637)
   Proceeds from stock options exercised,
      including related tax benefits .......................     2,926          --                         --             2,926
   Proceeds from employee stock purchase plan ..............      --            --           1,931         --             1,931
  Inter-subsidiary cash transfer for purchase
    of treasury stock ......................................    31,336                     (31,336)        --              --
  Purchase of treasury stock ...............................   (31,336)         --            --           --           (31,336)
  Issuance of stock ........................................      --             300          (190)(1)     (110)           --
  Assumption of health plan liabilities ....................      --          30,474       (30,474)        --              --
  Payments on health plan liabilities ......................                    (755)          755         --              --
                                                              --------      --------      --------      -------        --------
Net cash provided by (used in) financing
   activities ..............................................     2,926        30,019       (66,278)        (110)        (33,443)
                                                              --------      --------      --------      -------        --------
Net increase (decrease) in cash and cash
   equivalents .............................................       120           291       (24,500)        --           (24,089)
Cash and cash equivalents:
   Beginning of period .....................................      --            --          36,535         --            36,535
                                                              --------      --------      --------      -------        --------
   End of period ...........................................  $    120      $    291      $ 12,035      $  --          $ 12,446
                                                              ========      ========      ========      =======        ========

(1) Elimination of CheckFree Corporation's investment in subsidiaries, including the minority interest of CheckFree Management Corporation. FISCAL 2000:

                     CHECKFREE CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FISCAL 2000:

                                  CHECKFREE CORPORATION AND SUBSIDIARIES
                                       CONSOLIDATING BALANCE SHEET
                                              JUNE 30, 2000
                                              (IN THOUSANDS)

                                                                  Combined
                                                    CheckFree   Wholly-owned                  CheckFree
                                      CheckFree    Management    Guarantor                   Corporation
                                     Corporation   Corporation  Subsidiaries   Eliminations  Consolidated
                                     -----------   -----------  ------------   ------------  ------------
Current Assets:
   Cash and cash equivalents ........  $     63      $     4      $128,007      $    --        $128,074
   Investments ......................      --           --          56,548                       56,548
   Accounts receivable, net .........      --          3,678        58,308 (1)     (3,678)       58,308
   Prepaid expenses and other
       assets .......................      --           --          16,491 (2)     (3,678)       12,813
   Deferred income taxes ............      --           --           9,733                        9,733
                                       --------      -------      --------      ---------      --------
       Total current assets .........        63        3,682       269,087         (7,356)      265,476

Property and equipment, net .........      --           --          93,214           --          93,214
Capitalized software, net ...........      --           --          37,189           --          37,189
Intangible assets, net ..............      --           --         251,280           --         251,280
Investment in subsidiaries ..........   620,955                            (3)   (620,955)         --
Other investments ...................      --           --          23,003           --          23,003
Deferred income taxes ...............      --           --          29,248           --          29,248
                                                                           (1)    (23,873)
Other noncurrent assets .............     5,180       23,873        29,232 (2)    (20,708)       13,704
                                       --------      -------      --------      ---------      --------
                                       $626,198      $27,555      $732,253      $(672,892)     $713,114
                                       ========      =======      ========      =========      ========

Current Liabilities:
   Accounts payable .................  $  6,791      $   250      $  3,117      $    --        $ 10,158


   Accrued liabilities ..............     1,013        2,572        40,373           --          43,958
   Current portion of long-term .....                                      (1)     (3,678)
       obligations ..................      --          3,678         9,633 (2)     (3,678)        5,955
   Deferred revenue .................      --           --          26,644           --          26,644
                                       --------      -------      --------      ---------      --------
      Total current liabilities .....     7,804        6,500        79,767         (7,434)       86,715

                                                                           (1)    (23,873)
Accrued rent and other ..............      --         20,708        31,142 (2)    (20,708)        7,269
Convertible subordinated notes ......   172,500         --                                      172,500
Obligations under capital leases -
    less current portion ............      --           --             736           --             736


Redeemable Preferred Stock ..........      --            114               (3)       (114)         --
Stockholders' equity ................   445,894          233       620,608 (3)   (620,841)      445,894
                                       --------      -------      --------      ---------      --------
                                       $626,198      $27,555      $732,253      $(672,892)     $713,114
                                       ========      =======      ========      =========      ========

1. Elimination of note receivable between CheckFree Services Corporation, a wholly owned subsidiary of CheckFree Corporation, and CheckFree Management Corporation.
2. Elimination of claims liability deposit between CheckFree Services Corporation, a wholly owned subsidiary of CheckFree Corporation, and CheckFree Management Corporation.
3. Elimination of CheckFree Corporation's investment in subsidiaries, including the minority interest of CheckFree Management Corporation.

                     CHECKFREE CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)


                                  CHECKFREE CORPORATION AND SUBSIDIARIES
                                  CONSOLIDATING STATEMENT OF OPERATIONS
                                         YEAR ENDED JUNE 30, 2000
                                              (IN THOUSANDS)

                                                                   Combined
                                                     CheckFree   Wholly-owned                 CheckFree
                                       CheckFree    Management    Guarantor                  Corporation
                                      Corporation   Corporation  Subsidiaries  Eliminations  Consolidated
                                      -----------   -----------  ------------  ------------  ------------
Revenues:
   Processing and servicing ..........  $   --        $  --        $261,621      $  --         $261,621
   License fees ......................      --           --          16,818         --           16,818
   Maintenance fees ..................      --           --          18,752         --           18,752
   Other .............................       235         --          13,004 (1)     (235)        13,004
                                        --------      -------      --------      -------       --------

       Total revenues ................       235         --         310,195         (235)       310,195

Expenses:
   Cost of processing, servicing
       and support ...................      --           --         182,540         --          182,540
   Research and development ..........      --           --          35,631         --           35,631
   Sales and marketing ...............      --           --          44,782         --           44,782


   General and administrative ........      --            235        40,931 (1)     (235)        40,931
   Depreciation and amortization .....      --           --          42,830         --           42,830
   In-process research and
      development ....................      --           --           6,900         --            6,900
                                        --------      -------      --------      -------       --------
       Total expenses ................      --            235       353,614         (235)       353,614
                                        --------      -------      --------      -------       --------
Income (loss) from operations ........       235         (235)      (43,419)        --          (43,419)
                                                                            (3)   (2,457)
Interest income ......................      --          2,475         9,898 (4)   (2,227)         7,689
                                                                            (3)    2,457
Interest expense .....................    (7,307)      (2,227)       (3,177)(4)    2,227         (8,027)
                                        --------      -------      --------      -------       --------
Income (loss) before income taxes ....    (7,072)          13       (36,698)        --          (43,757)
Income tax benefit ...................      --           --         (11,437)        --          (11,437)
                                        --------      -------      --------      -------       --------
Income (loss) before equity in
    earnings (loss) of subsidiaries ..    (7,072)          13       (25,261)        --          (32,320)
Equity in loss of subsidiaries .......   (25,248)        --            --   (2)   25,248           --
                                        --------      -------      --------      -------       --------
Net income (loss) ....................  $(32,320)     $    13      $(25,261)     $25,248       $(32,320)
                                        ========      =======      ========      =======       ========

1. Elimination of administrative fee between CheckFree Corporation and CheckFree Management Corporation.
2. Elimination of CheckFree Corporation's investment in subsidiaries, including the minority interest of CheckFree Management Corporation.
3. Elimination of the interest income / expense from the note receivable between CheckFree Services Corporation, a wholly owned subsidiary of CheckFree Corporation, and CheckFree Management Corporation.
4. Elimination of the interest income / expense from the claims liability deposit between CheckFree Services Corporation, a wholly owned subsidiary of CheckFree Corporation, and CheckFree Management Corporation.

                     CHECKFREE CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)


                                              CHECKFREE CORPORATION AND SUBSIDIARIES
                                              CONSOLIDATING STATEMENT OF CASH FLOWS
                                                     YEAR ENDED JUNE 30, 2000
                                                          (IN THOUSANDS)

                                                                                         Combined
                                                                           CheckFree    Wholly-owned                  CheckFree
                                                             CheckFree    Management     Guarantor                   Corporation
                                                            Corporation   Corporation   Subsidiaries   Eliminations  Consolidated
                                                            -----------   -----------   ------------   ------------  ------------
Operating activities:
  Net income (loss) .......................................  $ (32,320)     $    13      $ (25,261)(1)  $ 25,248      $ (32,320)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
      Equity in loss of subsidiaries ......................     25,248         --             --   (1)   (25,248)          --
      Net inter-subsidiary cash transfers .................        555         --             (555)         --
      Write-off of in-process research
         and development ..................................       --           --            6,900          --            6,900
      Depreciation and amortization .......................       --           --           42,830          --           42,830
      Deferred income tax provision .......................       --           --              (31)         --              (31)
      Purchases of investments-Trading ....................       --           --          (19,002)         --          (19,002)
      Proceeds from sales and
         maturities of investments-Trading ................       --           --           22,608          --           22,608
      Change in certain assets and liabilities (net of
         acquisitions and dispositions)
            Accounts receivable ...........................       --           --          (14,499)         --          (14,499)
            Prepaid expenses and other ....................       --           --              644          --              644
            Accounts payable ..............................       --           --           (4,153)         --           (4,153)
            Accrued liabilities ...........................        874         --           19,385          --           20,259
            Deferred revenues .............................       --           --            9,188          --            9,188
            Income tax accounts ...........................       --           --          (11,408)         --          (11,408)
                                                             ---------      -------      ---------      --------      ---------
Net cash provided by (used in) operating
    activities ............................................     (5,643)          13         26,646          --           21,016

Investing activities:
   Purchase of property and software ......................       --           --          (39,495)         --          (39,495)
   Capitalization of software development costs ...........       --           --           (7,576)         --           (7,576)
   Purchase of business, net of cash acquired .............     (3,713)        --           12,865          --            9,152
   Purchase of investments- held to maturity ..............       --           --          (70,796)         --          (70,796)
   Proceeds from maturities and sales of
      investments- held to maturity .......................       --           --            9,780          --            9,780
   Purchase of other investments ..........................       --                       (10,000)         --          (10,000)
   Principal payments on related party loan ...............       --          2,218         (2,218)         --             --
                                                             ---------      -------      ---------      --------      ---------
Net cash provided by (used in) investing
   activities .............................................     (3,713)       2,218       (107,440)         --         (108,935)

Financing Activities:
   Principal payments on capital lease obligations ........       --           --           (1,495)         --           (1,495)
   Proceeds from stock options exercised,
      including related tax benefits ......................      9,721         --             --            --            9,721
   Proceeds from employee stock  purchase plan ............       --           --            2,903          --            2,903
   Proceeds from sale of stock and exercise
      of warrants .........................................     25,515         --             --            --           25,515
   Inter-subsidiary cash transfer of stock and
      warrant exercise proceeds ...........................    (25,515)                     25,515
   Proceeds from issuance of convertible
      subordinated notes ..................................    166,903         --             --            --          166,903
   Capital contribution to subsidiary .....................   (167,325)        --          167,325          --
   Loan to related party ..................................       --            242           (242)         --             --
   Payments on health plan liabilities ....................       --         (2,760)         2,760          --             --
                                                             ---------      -------      ---------      --------      ---------
Net cash provided by (used in) financing
   activities .............................................      9,299       (2,518)       196,766          --          203,547

                                                             ---------      -------      ---------      --------      ---------
Net increase (decrease) in cash and cash
   equivalents ............................................        (57)        (287)       115,972          --          115,628
Cash and cash equivalents:
   Beginning of period ....................................        120          291         12,035          --           12,446
                                                             ---------      -------      ---------      --------      ---------
   End of period ..........................................  $      63      $     4      $ 128,007      $   --        $ 128,074
                                                             =========      =======      =========      ========      =========

(1) Elimination of CheckFree Corporation's investment in subsidiaries, including the minority interest of CheckFree Management Corporation.

                     CHECKFREE CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)


The following table represents the equity structure of CheckFree Management Corporation as of June 30, 1999 and 2000 (In thousands, except share data):

                                                                                    JUNE 30,
                                                                        ---------------------------------
                                                                        (IN THOUSANDS, EXCEPT SHARE DATA)
                                                                                  1999     2000
                                                                                  ----     ----
      REDEEMABLE PREFERRED STOCK:
           Class C, 350 authorized shares, $100  par value;
              350 shares issued and outstanding ................................  $ 36     $ 36
           Class D, 750 authorized shares, $100  par value;
              750 shares issued and outstanding ................................    78       78
                                                                                  ----     ----
                          Total redeemable preferred stock .....................  $114     $114
                                                                                  ====     ====
      STOCKHOLDERS' EQUITY:
           Preferred stock- Class B, 600 authorized shares, $100  par value;
              600 shares issued, no amounts outstanding ........................  $ --     $ --
            Common stock- Class A, 1,900 authorized shares, $100 par value;
              1,900 shares issued and outstanding ..............................   190      190
           Retained earnings ...................................................    37       42
                                                                                  ----     ----
                          Total stockholders' equity ...........................  $227     $232
                                                                                  ====     ====

         Redeemable Preferred Stock - The holders are entitled to receive dividends before any dividend is declared or paid on shares of Class A Common Stock. Such dividends are cumulative and are payable at times determined by the CheckFree Management Corporation's Board of Directors. The holders are entitled to one vote per share and each class has certain rights with respect to election of the Company's Board of Directors. On or after January 1, 2004, the Company may, at its option, redeem the shares of Class C and Class D preferred stock for cash, the amount of which is determined by the "Formula Value", plus any accrued but unpaid dividends. The "Formula Value" provides for the price to be par value plus a percentage of the increase in the Company valuation from the inception date, not to exceed a per share price of $500. On or after January 1, 2005, the holders of Class C and Class D preferred stock may require the Company to redeem their shares for cash, the amount of which is determined by the Formula Value defined above, plus any accrued but unpaid dividends. At June 30, 1999 and 2000, the redemption value of the preferred stock is approximately equal to its carrying value. In the event of liquidation, dissolution or winding up of the Company, holders of Class C and Class D preferred stock are entitled to receive, prior to and in preference to any distributions to the holders of Class B preferred stock or Class A common stock, an amount determined by the Formula Value, plus any accrued but unpaid dividends.

         Capital Stock - Holders of class A Common Stock are entitled to one vote per share and have certain rights with respect to election of the Company's Board of Directors. The holders of Class B, Preferred Stock have certain additional rights, privileges and preferences. The holders are entitled to one vote per share and each class has certain rights with respect to election of the Company's Board of Directors. The holders are entitled to receive dividends before any dividend is declared or paid on shares of Class A Common Stock. Such dividends are cumulative and are payable at times determined by the Board of Directors. In the event of liquidation, dissolution or winding up of the Company, subject to the redeemable preferred stock preferences, holders of Class B preferred stock are entitled to receive an amount equal to the par value plus any accrued but unpaid dividends.

         In December 1998, the Company entered into a Stockholders' Agreement with each holder of common and preferred stock. The agreement restricts the sale or transfer of any shares of stock without express written consent of all stockholders. In addition, the agreement provides that the holder of the Class A Common Stock, CheckFree Corporation, is subject to capital calls when and if the Board of Directors determines that the

                     CHECKFREE CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)


         Company will have a cash shortfall for any quarter. Through
         June 30, 1999 and 2000, no additional capital contributions were required.


22.   SUBSEQUENT EVENTS

         In the first quarter of fiscal 2001, the Company completed the previously announced agreement to purchase MSFDC L.L.C ("TransPoint") in exchange for 17 million shares of the Company's common stock valued at approximately $1.3 billion. TransPoint is a joint venture between Microsoft, First Data Corporation and Citibank. The acquisition will be accounted for under the purchase method of accounting and is expected to include a charge for in process research and development. The purchase price will be allocated primarily to Goodwill, with an estimated value of $825 million, and Strategic Agreements, with an estimated value of $495 million, both of which will be amortized over a 5-year period. As part of the agreement, the selling parties funded the joint venture with $97.2 million of cash immediately prior to closing. Additionally, a related commercial agreement with Microsoft provides for a revenue guarantee of $120 million over the next five years and a related marketing agreement with First Data Corporation provides for a revenue and/or expense savings guarantee of $60 million over the next five years. TransPoint provides electronic billing and payment processing services.