Form 10-K, Exhibit 13
period 2001-06-30
CHECKFREE CORP \GA\
filed 2001-09-27
CIK 949341

                                                                      Exhibit 13


                             SELECTED FINANCIAL DATA

The selected consolidated financial data for the years ended June 30, 1999, 2000 and 2001 have been derived from the Company's financial statements included elsewhere in this Annual Report which have been audited by Deloitte and Touche, LLP, independent certified public accountants, whose report thereon is also included elsewhere in this Annual Report. The selected consolidated financial data for the years ended December 31, 1997 and 1998 have been derived from audited financial statements of the Company which are not included in this Annual Report. The selected consolidated financial data set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and Notes thereto elsewhere in this Annual Report. The earnings per share amounts prior to fiscal year 1998 have been restated to comply with Statement of Financial Accounting Standards No. 128 "Earnings per Share" (SFAS 128) as required. For further discussion of earnings per share and the impact of SFAS 128, see Note 1 to the consolidated financial statements. The financial information for the periods presented below includes all adjustments necessary for a fair presentation of results of operations.


                                                            1997            1998            1999            2000            2001
                                                        -----------     -----------     -----------     -----------     -----------
STATEMENT OF OPERATIONS:
Revenues:
  Processing, servicing and
    merchant discount ..............................    $   104,522     $   159,255     $   201,059     $   261,621     $   362,051
  License fees .....................................         33,088          28,952          15,975          16,818          30,180
  Maintenance fees .................................         22,567          25,848          17,746          18,752          21,332
  Other ............................................         16,268          19,809          15,351          13,004          19,757
                                                        -----------     -----------     -----------     -----------     -----------
            Total revenues .........................        176,445         233,864         250,131         310,195         433,320

Expenses
  Cost of processing, servicing and
     support .......................................        102,721         129,924         146,704         182,540         255,528
  Research and development .........................         32,869          36,265          21,085          35,631          55,621
  Sales and marketing ..............................         32,670          28,839          32,354          44,782          90,283
  General and administrative .......................         18,707          20,677          31,466          40,931          50,474
  Depreciation and amortization ....................         24,919          24,999          24,630          42,830         427,495
  In-process research and development ..............        140,000             719           2,201           6,900          18,600
  Charge for stock warrants ........................           --            32,827            --              --              --
  Exclusivity amortization .........................          5,958           2,963            --              --              --
                                                        -----------     -----------     -----------     -----------     -----------
            Total expenses .........................        357,844         277,213         258,440         353,614         898,001
  Net gain on dispositions of assets ...............          6,250          36,173           4,576            --              --
                                                        -----------     -----------     -----------     -----------     -----------
  Income (loss) from operations ....................       (175,149)         (7,176)         (3,733)        (43,419)       (464,681)
  Interest:
    Income .........................................          2,153           3,464           2,799           7,689          15,415
    Expense ........................................           (834)           (632)           (618)         (8,027)        (13,154)
  Loss on investments ..............................           --              --              --              --           (16,077)
                                                        -----------     -----------     -----------     -----------     -----------
  Income (loss) before income tax ..................       (173,830)         (4,344)         (1,522)        (43,757)       (478,497)
  Income tax expense (benefit) .....................        (12,017)           (641)        (12,009)        (11,437)       (115,362)
                                                        -----------     -----------     -----------     -----------     -----------
  Net income (loss) ................................    $  (161,813)    $    (3,703)    $    10,457     $   (32,320)    $  (363,135)
                                                        ===========     ===========     ===========     ===========     ===========

Diluted income (loss) per common share .............    $     (3.44)    $     (0.07)    $      0.18     $     (0.61)    $     (4.49)
Equivalent number of shares outstanding ............         46,988          55,087          56,529          53,367          80,863


BALANCE SHEET DATA:
  Working capital ..................................    $    20,002     $    78,238     $    24,245     $   178,761     $   142,661
  Total assets .....................................        223,836         250,112         252,761         713,114       2,183,953
  Long-term obligations, less current portion ......          8,401           6,467           3,882         173,236         176,541
  Total stockholder's equity .......................        148,644         183,854         186,903         445,894       1,732,186


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         We are the leading provider of electronic billing and payment services. We operate our business through three independent but inter-related divisions:

         -        Electronic Commerce;
         -        Investment Services; and
         -        Software.

         Our Electronic Commerce business provides services that allow consumers to:

         -        receive electronic bills through the Internet;
         -        pay any bill--electronic or paper--to anyone; and
         - perform customary banking transactions, including balance inquiries, transfers between accounts and on-line statement reconciliations.

         We provide electronic billing and payment services for over 5.2 million consumers as of June 30, 2001. Our services reach hundreds of sources, either directly or through reseller relationships, including:

         -        9 of the 10 largest U.S. banks;
         -        8 of the top 10 U.S. brokerage firms;
         -        Internet portals;
         -        Internet-based banks;
         -        Internet financial sites like Quicken.com; and
         - Personal financial management software like Quicken and Microsoft Money.

         We have developed contracts with over 1,100 merchants nationwide that allows us to remit approximately 64% of all of our bill payments electronically. We processed over 22 million transactions for the month of June 2001 and, for the year ended June 30, 2001, we processed over 231 million transactions.

         In March 1997, we introduced electronic billing --"E-Bill"-- which enables merchants to deliver billing as well as marketing materials interactively to their customers over the Internet. In March 2001, we introduced the latest version of our electronic billing and payment products, "WebPay for Consumers" (or WebPay 3.2), which provides consumers with the ability to receive and pay e-bills over e-mail and to exchange money with each other using e-mail "invitations" to send or receive money. As of June 30, 2001, we have 173 billers in production and are delivering nearly 500,000 electronic bills monthly. Additional biller content became available in the fourth quarter of fiscal 2001 through our ability to deliver bills scraped from biller-direct sites, which added six national credit card bills to the 173 bills available through traditional electronic and billing payment services.

         When a customer instructs us to pay a bill, we have the ability to process the payment either by electronic funds transfer, by paper check, or by draft drawn on the customer's account. Our patented bill payment processing system in Norcross, Georgia determines the preferred method of payment based on a credit analysis of the customer, assessing the customer's payment history, the amount of the bill to be paid and other relevant factors. If the results of the credit analysis are favorable, we will assume the risk of collection of the funds from the customer's account, and if we have an electronic connection to the merchant, the remittance will be sent electronically, otherwise, it will be sent by check. If the results are not favorable, the remittance will be sent to the merchant by a draft drawn directly on the customer's checking account. In an electronic remittance, the funds are transmitted electronically to the merchant with the customer's account number included as an addenda record. For a paper draft, the customer's name, address, and account number are printed on the face of the check. In addition, our processing system is able to aggregate multiple electronic and paper remittances due to merchants. Thus, if multiple payments are going to the same merchant on the same day, we may send one check for the sum of these payments and include a remittance statement that provides the customers' names, addresses, account numbers, and payment amounts. Our strategy is to drive operational efficiency and improve profitability by increasing the percentage of transactions we process electronically. Since June 1998, we have increased our electronic payments ratio from 32% of total payments processed electronically to approximately 64% by June 2001.

         We are also a leading provider of institutional portfolio management and information services and financial application software. Our Investment Services business offers portfolio accounting and performance measurement services to investment advisors, brokerage firms, banks and insurance companies and financial planning application software to financial planners. Our portfolio management system solution includes:

         -        data conversion;
         -        personnel training;
         -        trading system;
         -        graphical client reporting;
         -        performance measurement;
         -        technical network support and interface setup; and
         -        Depository Trust Corporation interfacing.

         Our financial planning software applications include:

         -        retirement and estate planning modules;
         -        cash flow, tax and education planning modules;
         -        asset allocation module; and
         -        investment manager performance database system.

Our fee-based money manager clients are typically sponsors or managers of wrap money management products or traditional money managers, managing investments of institutions and high net worth individuals. Our portfolios under management have grown to over 1.1 million as of June 30, 2001.

         Our Software businesses provide electronic commerce and financial applications software and services for businesses and financial institutions. We design, market, license and support the following software applications, among others:

         -    i-Solutions.

                  The i-Solutions product line, which is a set of electronic billing software products developed for various industry segments, was added through our acquisition of BlueGill Technologies, Inc. in April 2000. These products allow billers to install and launch an electronic billing product, send e-mail notifications and present electronic bills through the Internet, and connect to a variety of bill aggregators and payment methods. Each product includes an electronic billing web site template that is unique to a specific industry segment. Using the template as a sample design of their Internet billing site, our customers spend less time developing and designing the look and feel of their Internet billing sites, which accelerates the product implementation process. Given the nature of the process we use to convert billing and/or statement information for use over the Internet, these products are equally marketable in international markets as well.

         -    Electronic Funds Transfer.

                  Through our Paperless Entry Processing System Plus software, we offer an online, real-time system providing an operational interface for originating and receiving payments through the automated clearinghouse. The automated clearinghouse is a nationwide electronic clearing and settlement system that processes electronically originated credit and debit transfers among participating depository institutions. These electronic transactions are substitutes for paper checks and are typically used for recurring payments like direct deposit payroll payments and corporate payments to contractors and vendors, debit transfers that consumers make to pay insurance premiums, mortgages, loans and other bills, and business to business payments. You may obtain additional information on the automated clearinghouse at the Federal Reserve Commission's web site at http://www.federalreserve.gov. We do not maintain a direct connection with the automated clearinghouse, but rather, clear our electronic transactions through KeyBank, N.A., under the terms of an automated clearinghouse agreement.

         -    Reconciliation.

                  Through our ReconPlus software, we provide U.S. banks,
              international banks and corporate treasury operations with automated check and non-check reconciliations in high volume, multi-location environments. Some of the services provided by ReconPlus are automated deposit verification, consolidated bank account reconciliation and cash mobilization, immediate and accurate funds availability data and improved cash control.

         -    Other.

                  We also provide software solutions such as regulatory
              compliance solutions for Form 1099 processing, safe box accounting and other applications.

         During the fiscal year June 30, 2001, Electronic Commerce accounted for 70% of our revenues, Investment Services accounted for 16% of our revenues, and Software accounted for 14% of our revenues.

         Our current business was developed through expansion of our core Electronic Commerce business and the acquisition of companies operating in similar or complementary businesses. Our major acquisitions include Servantis Systems Holdings, Inc. in February 1996, Security APL, Inc. in May 1996, Intuit Services Corporation in January 1997, Mobius Group, Inc. in March 1999, BlueGill Technologies, Inc. in April 2000, and MSFDC, L.L.C (TransPoint) in September 2000. In October 2000, we completed the strategic agreement we entered into with Bank of America in April 2000, under which we acquired certain of Bank of America's electronic billing and payment assets.


RESULTS OF OPERATIONS

         The following table sets forth percentages of revenue represented by consolidated statements of operations data:

                                                                                      YEAR ENDED JUNE 30,
                                                                        --------------------------------------------
                                                                           1999            2000            2001
                                                                        -----------     -----------     ------------
Total revenues ..............................................             100.0%           100.0%           100.0%
Expenses:
    Cost of processing, servicing and support ...............              58.7             58.8             59.0
    Research and development ................................               8.4             11.5             12.8
    Sales and marketing .....................................              12.9             14.4             20.8
    General and administrative ..............................              12.6             13.2             11.7
    Depreciation and amortization ...........................               9.8             13.8             98.7
    In-process research and development .....................               0.9              2.2              4.3
                                                                          -----            -----            -----
         Total expenses .....................................             103.3            114.0            207.2
    Net gain on dispositions of assets ......................               1.8             --               --
                                                                          -----            -----            -----
    Loss from operations ....................................              (1.5)           (14.0)           (107.2)

    Interest:
       Income ...............................................               1.1              0.2              3.6
       Expense ..............................................              (0.2)            (0.3)            (3.1)
    Loss on investments .....................................              --               --               (3.7)
                                                                          -----            -----            -----
    Loss before income taxes ................................              (0.6)           (14.1)           (110.4)

    Income tax benefit ......................................              (4.8)            (3.7)           (26.6)
                                                                          -----            -----            -----
    Net income (loss)
                                                                            4.2%           (10.4)%          (83.8)%
                                                                          =====            =====            =====

YEARS ENDED JUNE 30, 2000 AND 2001

         Revenues. Our total revenue increased by 40%, from $310.2 million for the year ended June 30, 2000 to $433.3 million for the year ended June 30, 2001. The increase in revenue resulted from the acquisition of BlueGill in April 2000, the acquisition of TransPoint in September 2000, our strategic alliance with Bank of America in October 2000, and underlying revenue growth in the mid 20% range on a year over year basis. Overall revenue growth was driven primarily by an increase in subscribers in our Electronic Commerce business from 3.5 million at June 30, 2000 to just over 5.2 million at June 30, 2001 (0.3 million of which were added from Bank of America in

October 2000), an increase in portfolios managed in our Investment Services business from approximately 950,000 at June 30, 2000 to over 1.1 million at June 30, 2001, and incremental revenue from the BlueGill acquisition in our Software business. Refer to SEGMENT INFORMATION later in this commentary for further information regarding results of our three business segments.

         Our processing and servicing revenue increased by 38%, from $261.6 million for the year ended June 30, 2000 to $362.1 million for the year ended June 30, 2001. Our acquisition of TransPoint included a five-year strategic agreement with Microsoft and a five-year marketing agreement with First Data Corporation, each of which includes minimum quarterly revenue guarantees, as does our ten-year strategic agreement with Bank of America. In each case, actual subscriber revenue is below minimums as of June 30, 2001 and, as a result, overall subscriber based revenue growth will correlate less directly with subscriber growth until Bank of America-related and TransPoint-related subscribers generate sufficient revenue to exceed the quarterly minimums. Net of the incremental revenue from these agreements, underlying growth in processing and servicing revenue increased by 25% on a year over year basis. Growth in underlying processing and servicing revenue is driven by the previously mentioned growth in subscribers in our Electronic Commerce business and portfolios managed in our Investment Services business. Additionally, we now have 173 billers in production, including 30 that were added through the TransPoint acquisition, that presented nearly 500,000 bills in the month ended June 30, 2001. This has increased significantly from the 94 billers that presented about 94,000 bills in June 2000. In the month ended June 30, 2001, we processed over 22 million transactions, an increase of 38% compared to the 16 million transactions we processed in the month of June 2000. As mentioned in previous reports, we are offering a transaction based pricing model for our largest customers, and when combined with strategic agreements operating below minimum quarterly revenue thresholds, it will become increasingly difficult to correlate revenue solely to the number of subscribers, with transactions processed becoming an additional revenue indicator.

         Our license fee revenue increased by 79%, from $16.8 million for the year ended June 30, 2000 to $30.2 million for the year ended June 30, 2001. Growth in license revenue is primarily attributable to new revenue resulting from our acquisition of BlueGill in April 2000. We achieved modest license revenue growth in the mid single digits from our more mature software product lines in the year ended June 30, 2001. Although we anticipate continued growth in license revenue, we expect current economic conditions to have a dampening effect on the rate of growth, at least in the near term.

         Our maintenance revenue increased by 14%, from $18.8 million for the year ended June 30, 2000 to $21.3 million for the year ended June 30, 2001. We have achieved modest increases in maintenance revenue as a result of our acquisition of BlueGill. This line of billing software, however, is new and our related annual maintenance revenue is just now beginning to grow as customers complete their initial maintenance period and we begin to establish a renewal maintenance base. Additionally, since last year, we modified our maintenance revenue recognition policy. While we continue to recognize maintenance revenue ratably over the related service period, we now delay the onset of revenue recognition until cash is received, as opposed to estimating renewals in advance of cash receipt. Although this change caused some initial timing differences between the quarters ended September 30, 2000 and December 31, 2000, we do not expect any significant timing impact going forward. Customer retention rates in our more mature businesses continue to exceed 80% and price increases did not have a material impact on maintenance revenue in the year ended June 30, 2001.

         Our other revenue, which consists mostly of consulting fees, increased by 52%, from $13.0 million for the year ended June 30, 2000 to $19.8 million for the year ended June 30, 2001. Growth in other revenue is driven by increased consulting fees resulting from our BlueGill acquisition and increases related to biller implementations in our Electronic Commerce business. We placed 50 additional billers into production in the year ended June 30, 2001, bringing our total to 173.

         Cost of processing, servicing and support. Our cost of processing, servicing and support was $182.5 million, or 58.8% of total revenue for the year ended June 30, 2000, and was $255.5 million, or 59.0% of total revenue for the year ended June 30, 2001. Cost of processing, servicing and support as a percentage of servicing only revenue (total revenue less license fees) was 62.2% for the year ended June 30, 2000, and 63.3% for the year ended June 30, 2001. As previously mentioned, we acquired TransPoint in September 2000 and the electronic billing and payment assets of Bank of America in October 2000. As a result of these transactions, we have supported two additional billing and payment processing platforms for much of the year ended June 30, 2001. Although expected, this has resulted in an increase in our cost of processing as a percentage of servicing only revenue as the acquired platforms are less efficient than our Genesis processing platform. We completed the conversion of TransPoint subscribers and billers to the Genesis processing platform in the quarter ended June 30, 2001. We completed the conversion of a portion of the Bank of America East operations in the quarter ended March

31, 2001, which includes subscribers in Georgia, Tennessee, Florida, Missouri, Arkansas, Iowa, Kansas, Arizona, New Mexico, North Carolina, South Carolina, Virginia, Maryland, and the District of Columbia. The remaining Bank of America subscribers, referred to as Bank of America West, are expected to be converted in the quarter ended December 31, 2001, with the remainder of legacy Bank of America subscribers converting from our Austin processing platform in the following quarter. Until the final conversion is completed, we will continue to experience higher than normal incremental processing costs, but at a decreasing rate, as new subscriber transactions are processed on the more efficient Genesis processing system. Somewhat masked by less efficient incremental costs resulting from TransPoint and Bank of America are underlying improvements in efficiency and processing quality within Genesis. Our ratio of electronic payments to total payments has improved from approximately 58% at June 30, 2000 to about 64% as of June 30, 2001. Electronic payments carry a significantly lower variable cost per unit than paper based transactions and are far less likely to result in a costly customer claim.

         Research and Development. Our research and development costs were $35.6 million, or 11.5% of total revenue for the year ended June 30, 2000, and were $55.6 million, or 12.8% of total revenue for the year ended June 30, 2001. Adjusted for capitalized development costs of $7.9 million for the year ended June 30, 2000 and $4.9 million for the year ended June 30, 2001, our gross expenditures for research and development were $43.5 million, or 14.0% of total revenue for the year ended June 30, 2000, and $60.5 million, or 14.0% of total revenue for the year ended June 30, 2001. As a result of our acquisition of BlueGill, we added a large number of software development engineers and we have continued to invest heavily in our i-Solutions electronic billing software line of products. In addition, we released WebPay for Consumers, or WebPay 3.2, on our Genesis processing platform in our Electronic Commerce business in March 2001. This product offering provides consumers the ability to receive and pay e-bills over e-mail and to exchange money with each other using e-mail "invitations" to send or receive money. While we plan to continue to invest a significant portion of our revenue into research and development activities in all business segments in anticipation and support of revenue growth, quality enhancement and efficiency improvement opportunities, we expect that research and development will decline as a percentage of revenue in future periods.

         Sales and Marketing. Our sales and marketing costs were $44.8 million, or 14.4% of total revenue for the year ended June 30, 2000, and were $90.3 million, or 20.8% of total revenue for the year ended June 30, 2001. The terms of our strategic agreement with Bank of America called for us to provide $25.0 million at closing to help support an agreed upon two-year $45.0 million marketing campaign by Bank of America. Because we cannot directly impact the specific nature, timing or extent of the use of the marketing funds, we expensed the entire $25.0 million as a period cost in the quarter ended December 31, 2000. Net of this one-time charge, sales and marketing costs were $65.3 million, or 15.0% of total revenue for the year ended June 30, 2001. We initiated specific marketing programs during fiscal 2001 to provide direct assistance to our Consumer Service Provider and biller customers in designing effective marketing and advertising campaigns geared toward accelerated consumer adoption of electronic billing and payment services. In addition to the marketing programs, the increase in our sales and marketing expenses are the result of increased sales and marketing staff resulting from the BlueGill acquisition, royalty costs resulting from the TransPoint acquisition, costs associated with the launch of the new i-Solutions product line, and further investments in core marketing and communications areas in support of the continued growth of the business.

         General and Administrative. Our general and administrative expenses were $40.9 million or 13.2% of total revenue for the year ended June 30, 2000, and were $50.5 million, or 11.7% of total revenue for the year ended June 30, 2001. While we have incurred incremental facility and administrative staff costs in support of the BlueGill, TransPoint, and Bank of America transactions, and in support of the overall growth of the Company, our general and administrative costs as a percentage of revenue continue to decline due to the inherent leverage in our existing business model.

         Depreciation and Amortization. Depreciation and amortization cost increased from $42.8 million for the year ended June 30, 2000 to $427.5 million for the year ended June 30, 2001. The significant increase is the direct result of amortization of intangible assets from the acquisitions of BlueGill and TransPoint, and the purchase of the electronic billing and payment assets from Bank of America. Net of intangible asset amortization from all acquisitions, our depreciation costs related solely to fixed assets, increased from $24.3 million for the year ended June 30, 2000 to $34.1 million for the year ended June 30, 2001. The increase in fixed asset related amortization is the result of fixed assets obtained in the BlueGill and TransPoint acquisitions, and increasing capital expenditures for data processing equipment, related software and new and improved facilities in support of the continued growth of the business.

         In-Process Research and Development. In the quarter ended June 30, 2000, we incurred $6.9 million of in-process research and development costs in relation to our acquisition of BlueGill. In the quarter ended September

30, 2000, we incurred $18.6 million of in-process research and development costs in relation to our acquisition of TransPoint. Please refer to the Notes to Consolidated Financial Statements included herein for a detailed discussion of these charges.

         Interest. Our interest income increased from $7.7 million for the year ended June 30, 2000 to $15.4 million for the year ended June 30, 2001. Our balance of cash and invested assets was $207.6 million at June 30, 2000 and $256.1 million at June 30, 2001. Although interest rates have declined throughout the year ended June 30, 2001, we have seen a significant increase in average invested assets from $116.1 million at June 30, 2000 to $231.9 million at June 30, 2001. While cash and invested assets fluctuate quarter to quarter, the primary transactions influencing our cash and investment balances were the $97.2 million we received in cash as part of the TransPoint acquisition in September 2000 and the $35.0 million of cash we used in connection with our asset purchase agreement with Bank of America.

         Our interest expense increased from $8.0 million for the year ended June 30, 2000 to $13.2 million for the year ended June 30, 2001. While we also incur interest expense on leases, the increase in interest expense is due primarily to the $172.5 million of 6 1/2% convertible subordinated notes we issued in November 1999, which created slightly over 7 months of interest expense in the year ended June 30, 2000 and 12 months of interest expense in the year ended June 30, 2001. None of the 6 1/2% convertible debt had been converted to shares of our common stock as of June 30, 2001.

         Loss on Investments. Due to overall market conditions, certain of our investments have incurred an "other than temporary" decline in market value. As a result, in the year ended June 30, 2001, we recorded charges of $16.1 million to appropriately reflect the decline in value of these investments.

         Income Taxes. We recorded an income tax benefit of $11.4 million with an effective rate of 26.1% for the year ended June 30, 2000 and an income tax benefit of $115.4 million with an effective rate of 24.1% for the year ended June 30, 2001. The reported effective rates differ from the blended statutory rate of 40% in both periods due to certain non-deductible goodwill, in-process research and development and other non-deductible expenses, offset somewhat by jobs credits and tax exempt interest income.

YEARS ENDED JUNE 30, 1999 AND 2000

         Revenues. Our total revenue increased by 24%, from $250.1 million for the year ended June 30, 1999 to $310.2 million for the year ended June 30, 2000. On a pro forma basis, net of the divestitures of our mortgage business in September 1998 and our imaging business in October 1998, and adjusting for the acquisition of Mobius Group in March 1999 and BlueGill in April 2000, revenue increased 22%, from $252.9 million for the year ended June 30, 1999 to $308.5 million for the year ended June 30, 2000. The increase in pro forma revenue was driven by increases of 26% in our Electronic Commerce segment, 25% in our Investment Services segment, and 1% in our Software segment. Growth in Electronic Commerce revenue is driven primarily by an increase in subscribers from nearly 3.0 million at June 30, 1999 to over 3.5 million at June 30, 2000. The 3.5 million subscriber number is net of approximately 0.4 million subscribers utilizing old legacy or non-Year 2000 compliant front ends that were purged by financial institutions during the six months ended December 31, 2000. Pro forma growth in Investment Services revenue is driven primarily by an increase in portfolios managed from approximately 715,000 at June 30, 1999 to approximately 950,000 at June 30, 2000. In spite of dampened demand caused by customer focus on Year 2000 projects early in the fiscal year, the Software segment was able to achieve nominal growth on a pro forma basis for the year ended June 30, 2000.

         Our processing and servicing revenue increased by 30%, from $201.1 million for the year ended June 30, 1999 to $261.6 million for the year ended June 30, 2000. On a pro forma basis, adjusting for the acquisition of Mobius Group in March 1999, processing and servicing revenue increased by 27%, from $205.4 million for the year ended June 30, 1999, to $261.9 million for the year ended June 30, 2000. Pro forma growth in processing and servicing revenue is primarily the result of the previously mentioned growth in subscribers in our Electronic Commerce segment and portfolios managed in our Investment Services segment. Our processing agreements with portals allow for a free trial period for subscribers who enroll through the portal. Because these subscribers were not generating revenue during this free period, we did not count them in our active subscriber base. Additionally, we had 93 billers in production that presented approximately 94,000 bills in the month ended June 30, 2000. The number of bills we presented electronically has increased by 52% since the month ended March 31, 2000 and was up significantly from just over 13,000 per month at June 30, 1999. We exited the quarter ended June 30, 2000 processing about 16 million transactions on a monthly basis, compared to about 12 million as of June 30, 1999.

         Our license fee revenue increased by 5%, from $16.0 million for the year ended June 30, 1999 to $16.8 million for the year ended June 30, 2000. On a pro forma basis, adjusting for the impact of divested software businesses and the acquisition of BlueGill in April 2000, license revenue declined by 3% from $15.7 million for the year ended June 30, 1999 to $15.3 million for the year ended June 30, 2000. In spite of dampened demand caused by customer focus on Year 2000 projects early in the fiscal year, the Software segment was able to generate fairly consistent license sales on a year over year basis.

         Our maintenance fee revenue increased by 6%, from $17.7 million for the year ended June 30, 1999 to $18.8 million for the year ended June 30, 2000. On a pro forma basis, adjusting for the impact of divested software businesses and the acquisition of BlueGill, maintenance revenue increased by 10%, from $16.9 million for the year ended June 30, 1999 to $18.6 million for the year ended June 30, 2000. This increase was due to first year maintenance fees from new maintenance paying customers added late in fiscal 1999 and throughout fiscal 2000 and moderate price increases, offset by maintenance retention rates in the mid to upper 80% range for the renewal maintenance base in the Software segment.

         Our other revenue decreased by 16%, from $15.4 million for the year ended June 30, 1999 to $13.0 million for the year ended June 30, 2000. On a pro forma basis, adjusting for the impact of divested software businesses and the acquisitions of Mobius Group and BlueGill, other revenue decreased by 15%, from $14.9 million for the year ended June 30, 1999 to $12.7 million for the year ended June 30, 2000. The decrease in pro forma revenue was due primarily to the decline in software implementations and other software consulting engagements resulting from customer software implementation freezes earlier in fiscal 2000 in preparation for and follow up from the Year 2000.

         Cost of Processing, Servicing and Support. Our cost of processing, servicing and support was $146.7 million or 58.7% of total revenue for the year ended June 30, 1999, and was $182.5 million or 58.8% of total revenue for the year ended June 30, 2000. Cost of processing, servicing and support as a percentage of servicing only revenue was 62.7% for the year ended June 30, 1999, and was 62.2% for the year ended June 30, 2000. From an efficiency perspective, our ratio of electronic payments to total payments improved from 49% at June 30, 1999 to 58% at June 30, 2000. Electronic payments carry a significantly lower variable cost per unit than paper based payments. Additionally, we saw improvements from the leverage inherent in converting the majority of our subscribers from two legacy systems to our Genesis processing system. These improvements, however, were offset by E-Bill implementation costs as we continued to move an increasing number of billers into live production, and by transaction costs generated by portal subscribers operating within their free period. Additionally, throughout the year ended June 30, 2000, we invested significantly in quality improvement and infrastructure improvement initiatives to prepare for future growth.

         Research and Development. Our research and development costs were $21.1 million or 8.4% of total revenue for the year ended June 30, 1999, and were $35.6 million or 11.5% of total revenue for the year ended June 30, 2000. Adjusted for capitalized development costs of $7.4 million for the year ended June 30, 1999 and $7.9 million for the year ended June 30, 2000, our gross research and development costs were $28.5 million, or 11.4% of total revenue for the year ended June 30, 1999, and $43.5 million, or 14.0% of total revenue for the year ended June 30, 2000. While $0.9 million of the increase was attributable to BlueGill, we have continued to invest a significant portion of our revenue into research and development activities in all business segments in anticipation and support of revenue growth, quality enhancement and efficiency improvement opportunities.

         Sales and Marketing. Our sales and marketing costs were $32.4 million or 12.9% of total revenue for the year ended June 30, 1999, and were $44.8 million or 14.4% of total revenue for the year ended June 30, 2000. While BlueGill accounted for $2.3 million of the increase, we increased our sales staff to sign additional billers in support of our electronic billing offerings, and we increased program management staff in support of new non-subscriber based products designed to leverage our existing electronic payment infrastructure.

         General and Administrative. Our general and administrative expenses were $31.5 million or 12.6% of total revenue for the year ended June 30, 1999, and were $40.9 million or 13.2% of total revenue for the year ended June 30, 2000. Aside from the $0.9 million of added cost directly attributable to BlueGill and a full year of Mobius Group operations, the increase in general and administrative expense is due principally to an increase in facilities costs resulting from upgraded facilities in Dublin, Ohio and Jersey City, New Jersey and a new facility in Phoenix, Arizona, and increased administrative staff required to manage growth in all areas of the Company.

         Depreciation and amortization. Our depreciation and amortization costs increased from $24.6 million for the year ended June 30, 1999 to $42.8 million for the year ended June 30, 2000. The increase was primarily the result of amortization of intangible assets resulting from the Mobius Group and BlueGill acquisitions. The amount of the increase directly attributable to BlueGill alone was $10.2 million. The remaining increase is the result of capital spending in support of continued growth and quality improvement initiatives.

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

         Interest. Our interest income increased from $2.8 million for the year ended June 30, 1999 to $7.7 million for the year ended June 30, 2000. The increase was primarily due to an increase in average cash and investments from $43.3 million for the year ended June 30, 1999 to $116.1 million for the year ended June 30, 2000. The increase in average cash and investments is primarily the result of proceeds from the convertible subordinated debenture offering in November 1999.

         Our interest expense increased from $0.6 million for the year ended June 30, 1999 to $8.0 million for the year ended June 30, 2000. The increase is due primarily to $172.5 million of 6 1/2% convertible subordinated notes that we issued in November 1999 which resulted in just over seven months of interest expense in the year ended June 30, 2000.

         Income Taxes. For the year ended June 30, 1999, we recorded an income tax benefit of $12.0 million (effective rate not meaningful) and, for the year ended June 30, 2000, we recorded an income tax benefit of $11.4 million with an effective rate of 26%. In the year ended June 30, 1999, we recorded a one-time tax benefit of approximately $12.2 million arising out of our medical benefits management subsidiary. Net of this one-time benefit, the effective rates in both years differ from the statutory rate of 35% due to goodwill, in-process research and development and other non deductible expenses; jobs credits; state income taxes; and tax exempt interest income.


SEGMENT INFORMATION

         The following table sets forth our operating revenue and operating income by industry segment for the periods noted. Charges identified as purchase accounting amortization, in-process research and development, a one time marketing charge, and net gain on dispositions of assets were separated from the operating results for a better understanding of the underlying performance of each segment. Explanations of these charges can be found in the discussions above.

                                                                                                   YEAR ENDED JUNE 30,
                                                                                    -----------------------------------------------
                                                                                       1999              2000                2001
                                                                                    ---------          ---------          ---------
                                                                                                    (IN THOUSANDS)
Operating Revenue:
     Electronic Commerce ..................................................         $ 169,443          $ 213,391          $ 301,532
     Investment Services ..................................................            39,304             54,792             69,613
     Software .............................................................            41,384             42,012             62,175
                                                                                    ---------          ---------          ---------
               Total Operating Revenue ....................................         $ 250,131          $ 310,195          $ 433,320
                                                                                    =========          =========          =========

Operating Income (Loss):
     Operating Income (Loss) Excluding Specific Items:
          Electronic Commerce .............................................         $  (3,126)         $ (18,248)         $ (13,083)
          Investment Services .............................................            11,250             15,830             20,347
          Software ........................................................            15,931             10,536                837
          Corporate .......................................................           (23,348)           (26,120)           (35,746)
     Specific Items:
           Purchase accounting amortization ...............................          (393,436)            (6,815)           (18,517)
           In-process research and development ............................            (2,201)            (6,900)           (18,600)
           One time marketing charge ......................................              --                 --              (25,000)
           Net gain on dispositions of assets .............................             4,576               --                 --
                                                                                    ---------          ---------          ---------
                  Total Operating Loss ....................................         $  (3,733)         $ (43,419)         $(464,681)
                                                                                    =========          =========          =========

         In order to provide a meaningful analysis of the underlying performance of our business segments, for each period presented we have separated the effect of purchase accounting amortization, in-process research and development costs and significant one-time charges related to our various business and asset acquisitions and divestitures.

YEARS ENDED JUNE 30, 2000 AND 2001

         Revenue in our Electronic Commerce business increased by 41%, from $213.4 million for the year ended June 30, 2000 to $301.5 million for the year ended June 30, 2001. Net of approximately $35.0 million of incremental revenue provided from TransPoint and Bank of America as described below, underlying revenue in our Electronic Commerce business grew in the mid 20% range. The primary driver of this underlying revenue growth was an increase in subscribers from 3.5 million at June 30, 2000 to just over 5.2 million at June 30, 2001, 0.3 million of which were added from Bank of America in October 2000.

         We completed our acquisition of TransPoint in September 2000 and, with this acquisition, became the preferred provider of electronic billing and payment services to customers offered through Microsoft's MSN and Money Central product offerings. The agreement with Microsoft provides guaranteed revenue of $120 million over a five-year period, which commenced in January 2001. Additionally, as part of the TransPoint acquisition, we received $60 million of guaranteed revenue and/or cost saving opportunities through First Data Corporation over a five-year period, which began in September 2000. Effective October 1, 2000, we completed a strategic agreement with Bank of America, the largest bank in the U.S., to offer electronic billing and payment services to its customer base. This ten-year agreement provides annual revenue guarantees of $50 million ($12.5 million on a quarterly basis) and Bank of America has agreed to invest $45 million over a two year period to promote the awareness and adoption of electronic billing and payment services by their customers. We had been processing certain transactions for Bank of America before the strategic alliance was completed and, therefore, the $50 million annual revenue guarantee should not be considered entirely incremental to our underlying revenue. We did, however, add 300,000 incremental subscribers to our subscriber base upon completion of the agreement. In each of these agreements, actual subscriber revenue is below minimums as of June 30, 2001, and as a result, overall subscriber based revenue growth will correlate less closely with the growth in the number of subscribers until Bank of America and Microsoft subscribers generate sufficient subscriber revenue to exceed the quarterly minimums.

         To date, we have signed 241 named billers to our E-Bill electronic billing product offering. Combined with the 30 net new billers we assumed with the TransPoint acquisition, this brings our signed biller total to 271. We now have 173 billers in production that delivered nearly 500,000 electronic bills in the month ended June 30, 2001. Our acquisition of BlueGill is expected to facilitate our efforts to provide quality billing content by simplifying and accelerating the process of taking bills from paper to electronic. Also, we are adding bill aggregation technology to our Genesis platform and currently plan to add access to up to 30 additional billers through "bill scraping" over the course of calendar 2001, which will be available to our consumer service provider partners as they upgrade to Web Pay for Consumers. As of June 30, 2001, we are distributing six popular credit card bills through scraping technology for a total consumer choice of among 179 electronic bills. We believe that a complete, integrated round trip electronic billing and payment experience for an average of six to ten bills per customer per month is an important factor in driving subscriber growth. As of June 30, 2001, we estimate that the average consumer has the potential to receive from five to eight electronic bills, and by the end of the calendar year, we expect to extend that number to eight to ten electronic bills for consumers in major strategic marketing areas throughout the United States.

         When combining subscriber growth within guaranteed revenue minimums and increasing electronic billing revenue with a transaction based pricing model available to our largest bill payment customers, it has become more difficult to correlate revenue solely to the number of subscribers, with transactions processed becoming an additional key indicator. During the month ended June 30, 2001, we processed over 22 million transactions, compared to about 16 million in the quarter ended June 30, 2000.

         The operating loss in our Electronic Commerce segment, excluding purchase accounting amortization, a one time marketing charge of $25.0 million, and in-process research and development, has improved from $18.2 million for the year ended June 30, 2000 to $13.1 million for the year ended June 30, 2001. As a result of the TransPoint acquisition and the purchase of Bank of America's electronic billing and payment assets, we have supported two additional and less efficient billing and payment processing platforms for most of fiscal 2001. Although expected, this has resulted in a significant increase in our cost of processing, servicing and support during the year. We completed the conversion of TransPoint subscribers and billers to the Genesis processing platform in the quarter ended June 30, 2001. We completed the conversion of a portion of the Bank of America East subscribers within the quarter ended March 31, 2001. The remaining Bank of America subscribers, referred to internally as

Bank of America West, are expected to be converted in the quarter ended December 31, 2001 with the remainder of legacy Bank of America subscribers converting from our Austin processing platform in the following quarter. Until the final conversion is completed, we will continue to experience higher than normal incremental processing costs, but at a decreasing rate, as new subscriber transactions are processed on the more efficient Genesis processing system. Somewhat masked by less efficient incremental costs resulting from TransPoint and Bank of America are underlying improvements in efficiency and processing quality within Genesis. Our ratio of electronic payments to total payments has improved from approximately 58% at June 30, 2000 to about 64% as of June 30, 2001. Electronic payments carry a significantly lower variable cost per unit than paper based transactions and are far less likely to result in a costly customer claim. We have also incurred additional sales and marketing and general and administrative expenses as a result of the two transactions. Throughout fiscal 2001, we have continued to focus attention on the following four areas within our Electronic Commerce business:

         - delivery of an increasing number of bills electronically over the Internet;

         - extension of the payment capabilities of our Genesis infrastructure while continuing to deliver market-leading quality and cost efficiency;

         - co-marketing programs designed to bring billers and channel partners together to strengthen incentives and value delivered to consumers; and

         - expansion of the number of sites where consumers can receive and pay bills.

         While there are no guarantees as to the timing or extent of accelerated adoption of electronic billing and payment services, we believe that with our recent transactions with BlueGill, TransPoint and Bank of America, along with other previously described strategic alliances, we are better positioned to maintain our market leadership position throughout an accelerated growth cycle should it occur.

         Revenue in our Investment Services business increased by 27%, from $54.8 million for the year ended June 30, 2000 to $69.6 million for the year ended June 30, 2001. Growth in this business is due primarily to an increase in portfolios managed from approximately 950,000 at June 30, 2000 to over 1.1 million at June 30, 2001. Much of the revenue growth has occurred in retail versus institutional accounts that carry a lower unit price. During the quarter ended March 31, 2001, the business released a significantly enhanced version of M-Search, a money manager database system, and APL-ASP, an innovative and flexible new portfolio management services offering for start-up and break away money managers. When combined with the emergence of Internet-based wrap services, which is creating a highly visible new distribution channel for money managers and brokers, these product enhancements and new distribution channel opportunities could fuel further growth for our Investment Services business.

         Operating income in our Investment Services business, net of purchase accounting amortization, increased by 29%, from $15.8 million for the year ended June 30, 2000 to $20.3 million for the year ended June 30, 2001. Although much of our revenue growth has occurred in retail versus institutional accounts that carry a lower unit price, which in turn places downward pressure on margins as the cost to process this business is not proportionally lower, we have been able offset this pressure with efficiencies elsewhere in the business, as our operating margins have remained consistent year over year.

         Revenue in our Software business increased by 48%, from $42.0 million for the year ended June 30, 2000 to $62.2 million for the year ended June 30, 2001. The growth in software revenue is primarily attributable to the acquisition of BlueGill, now operating as CheckFree i-Solutions, as revenue in our more mature software businesses has increased modestly on a year over year basis. Growth from i-Solutions sales has come from successful efforts both domestically and internationally. While we expect software revenue to continue to grow, current market conditions have placed a dampening effect on the rate of growth in the near term.

         Operating income in our Software business, net of purchase accounting amortization, has declined from $10.5 million for the year ended June 30, 2000 to $0.8 million for the year ended June 30, 2001. As expected, the operations acquired from BlueGill have provided downward pressure on operating margins throughout fiscal 2001 as we have invested significantly in this emerging product line. The electronic billing and statement software product line acquired from BlueGill provides significant synergies to the electronic billing and payment products within our Electronic Commerce business. Investments in this area are expected to facilitate our efforts to provide high quality billing content, and simplify and accelerate the process of taking bills and statements from paper to electronic form.

         Our Corporate segment represents costs for legal, human resources, finance and various other unallocated overhead expenses. Our Corporate segment incurred operating expenses of $26.1 million or 8.4% of total revenue for the year ended June 30, 2000 and $35.7 million or 8.2% of total revenue for the year ended June 30, 2001. Although we continue to add corporate resources in support of the growth of the business, our overhead costs as a percentage of revenue have begun to decline, and are starting to reflect the expected leverage in our business model.

         The purchase accounting amortization line represents amortization of intangible assets resulting from all of our various acquisitions from 1996 forward. The total amount of purchase accounting amortization has increased from $18.5 million for the year ended June 30, 2000 to $393.4 million for the year ended June 30, 2001. The increases are the result of intangible assets created by the acquisitions of BlueGill in April 2000 and TransPoint in September 2000 and the acquisition of the electronic billing and payment assets of Bank of America effective in October 2000. For comparative purposes, the breakout of purchase accounting amortization by segment is as follows (in thousands):

                                                                                FOR THE YEAR ENDED JUNE 30,
                                                                ---------------------------------------------------
                                                                  1999                  2000                 2001
                                                                --------              --------             --------
Electronic Commerce ..................................          $  2,364              $  2,371             $328,072

Investment Services
                                                                   3,157                 4,920                5,369
Software .............................................             1,294                11,226               59,995
                                                                --------              --------             --------
     Total ...........................................          $  6,815              $ 18,517             $393,436
                                                                ========              ========             ========


         In the quarter ended June 30, 2000, we incurred $6.9 million of in-process research and development costs related to the acquisition of BlueGill and, in the quarter ended September 30, 2000, we incurred $18.6 million of in-process research and development costs as a result of the acquisition of TransPoint. Please refer to the Notes to Consolidated Financial Statements included herein for a complete description of the in-process research and development charges.

         The one time marketing charge took place in the quarter ended December 31, 2000. Our strategic alliance with Bank of America called for us to provide $25.0 million of cash at closing to help support a two-year $45.0 million marketing campaign by Bank of America. Because we do not have the ability to directly impact the specific nature, timing or extent of the use of the funds, we expensed the $25.0 million as a period cost in the quarter ended December 31, 2000. Additionally, because we do not market directly to subscribers but rather leave that to our various consumer service provider customers, we have separated this charge from ongoing operations as an unusual, non-recurring event.

YEARS ENDED JUNE 30, 1999 AND 2000

         Revenue in our Electronic Commerce segment increased by 26%, from $169.4 million for the year ended June 30, 1999 to $213.4 million for the year ended June 30, 2000. This increase was primarily due to an increase in subscribers from nearly 3.0 million at June 30, 1999 to 3.5 million at June 30, 2000. During the quarter ended September 30, 1999, a few of our financial institution customers removed approximately 200,000 subscribers from our system that were either utilizing our low fee maintenance only processing services through proprietary PC-based front ends or that no longer promoted certain legacy financial manager software. Additionally, in the quarter ended December 31, 1999, we assisted our financial institution customers in removing another 200,000 subscribers who were utilizing personal financial management software that was not Year 2000 compliant. The majority of these combined reductions were on older contracts with lower than average associated monthly fees.

         As of June 30, 2000, we had signed 157 billers to our E-Bill electronic billing product offering, and we had 93 billers in production that presented approximately 94,000 bills in the final month of fiscal 2000. The number of bills we presented electronically had increased by 52% since the month ended March 31, 2000 and was up significantly from just over 13,000 per month at June 30, 1999. As of June 30, 2000, we had the potential to process an average of four to five bills per month for our existing customer base. We exited the quarter ended June 30, 2000 processing about 16 million transactions on a monthly basis, compared to about 12 million as of June 30, 1999.

         Our operating loss in our Electronic Commerce segment, net of purchase accounting amortization, increased from $3.1 million for the year ended June 30, 1999, to $18.2 million for the year ended June 30, 2000. In April 1999, we experienced a system error that led some users of our electronic payment service to experience intermittent problems accessing and using the system. As a result of this outage, we recorded charges totaling $2.7 million. Net of these charges, the operating loss in our Electronic Commerce segment would have been $0.4 million in the year ended June 30, 1999. During the year ended June 30, 2000, we invested heavily in the following four areas:

         -        marketing and price incentives to spur industry growth;

         - compressing the time from E-Bill contract execution to live billing;

         - improved infrastructure and programs that improve quality and performance; and

         - extension of payment offerings through leverage of our existing payment infrastructure.

         From an efficiency perspective, our ratio of electronic payments to total payments improved from 49% at June 30, 1999 to 58% at June 30, 2000. Additionally, we saw improvements from the leverage inherent in converting two-thirds of our subscribers from two legacy systems to our Genesis processing system. However, as subscribers signed up for electronic billing and payment offerings through portals and other sponsors that offer free trial periods, we incurred the variable costs associated with processing transactions from these customers with no revenue to offset the costs.

         Revenue in our Investment Services segment increased by 39%, from $39.3 million for the year ended June 30, 1999 to $54.5 million for the year ended June 30, 2000. On a pro forma basis, assuming that Mobius Group had been in place for a full year in fiscal 1999, revenue increased by 25%, from $43.9 million for the year ended June 30, 1999 to $54.8 million for the year ended June 30, 2000. Growth in pro forma revenue was primarily the result of an increase in portfolios managed from approximately 715,000 at June 30, 1999 to over 950,000 at June 30, 2000. A significant portion of portfolio growth over fiscal 2000 occurred in retail versus institutional accounts that carry a lower unit price. In October 1999, we launched our new M-Plan product from Mobius Group. Consultants, plan sponsors, investment managers and financial planners use M-Plan for integrating retirement, capital needs, tax, education and real estate planning needs for their customers. Additionally, in March 2000, we released revisions to our M-Search product from Mobius Group that allows Internet based data collection capabilities to the product which will make data collection on money manager returns and asset allocations more timely.

         Reported operating income in our Investment Services segment, net of purchase accounting amortization, increased from $11.3 million for the year ended June 30, 1999 to $15.8 million for the year ended June 30, 2000. On a pro forma basis, adjusting for the Mobius Group acquisition, operating income increased from $11.8 million for the year ended June 30, 1999 to $15.8 million for the year ended June 30, 2000. As indicated earlier, much of the portfolio growth over the year had occurred in retail versus institutional accounts that carried a lower unit price, which placed downward pressure on margins as the cost to process this business was not proportionally lower.

         Reported revenue in our Software segment increased by 2%, from $41.4 million for the year ended June 30, 1999 to $42.0 million for the year ended June 30, 2000. On a pro forma basis, net of the impact of divestitures in fiscal 1999 and the acquisition of BlueGill in fiscal 2000, revenue increased by 1%, from $39.6 million for the year ended June 30, 1999 to $40.1 million for the year ended June 30, 2000. The revenue results were expected, given purchasing moratoriums by customers concerned with Year 2000 issues through calendar year 1999 and into calendar year 2000.

         Reported operating income in our Software segment, net of purchase accounting amortization, declined from $15.9 million for the year ended June 30, 1999 to $10.5 million for the year ended June 30, 2000. The decrease in operating income reflects investments in new initiatives such as the launch of missingmoney.com, a state-sponsored Internet site developed with the National Association of Unclaimed Property Administrators designed to enable individuals to find and claim money owed to them from non-refunded deposits, unclaimed securities and other accounts held by states. Also, incremental resources had been assigned to a new automated clearinghouse alliance services program that carries a profit margin that is inherently lower than that of our traditional product offerings in this area and the acquisition of BlueGill in April 2000 provided a few months of loss from operations due to significant investment inherent in this new business.

         Our Corporate segment operating loss increased from $23.3 million, or 9.3% of total revenue for the year ended June 30, 1999 to $26.1 million, or 8.4% of total revenue for the year ended June 30, 2000. During the year ended June 30, 1999, we incurred $1.9 million of non-recurring costs related to a terminated follow-on stock offering, the creation of a special-purpose employee medical benefits management subsidiary, and the sale of a building in Columbus, Ohio. Net of these one-time charges, our operating loss for the year ended June 30, 1999 would have been $21.4 million, or 8.6% of total revenue. On an adjusted basis, our corporate overhead as a percentage of revenue continued to decrease.

LIQUIDITY AND CAPITAL RESOURCES

         The following table sets forth a summary of cash flow activity and should be referred to in conjunction with statements regarding our liquidity and capital resources (in thousands):


                                                                             SUMMARY OF CASH FLOWS FOR THE
                                                                                  YEAR ENDED JUNE 30,
                                                                  ----------------------------------------------------
                                                                       1999              2000               2001
                                                                  ---------------    --------------     --------------
Cash flow provided by (used in) operating activities .........     $  25,571          $  21,016          $    (234)
Cash flow used in investing activities .......................       (16,217)          (108,935)           (26,888)
Cash flow provided by (used in) financing activities .........       (33,443)           203,547             23,170
                                                                   ---------          ---------          ---------
   Net increase (decrease) in cash and cash equivalents ......     $ (24,089)         $ 115,628          $  (3,952)
                                                                   =========          =========          =========


         As of June 30, 2001, we have $160.1 million in cash, cash equivalents and short-term investments on hand and an additional $96.0 million in long-term investments. Our balance sheet reflects a current ratio of 2.11 and working capital of $142.7 million. We believe that existing cash, cash equivalents and investments will be more than sufficient to meet our presently anticipated requirements for the foreseeable future. To the extent that additional capital resources are required, we have access to an untapped $30 million line of credit.

         For the year ended June 30, 2001, we used $0.2 million of cash flow from operations. Of this amount, $6.7 million represents net proceeds from trading securities transactions, which GAAP requires us to reflect in cash flow from operations. Also of note, included in cash used in operations was a one time $25.0 million cash marketing charge related to our strategic alliance with Bank of America.

         From an investing perspective, we used $41.7 million of cash for the purchase of property and software and we capitalized $4.9 million of software development costs. We used $67.0 million for the net purchase of held-to-maturity securities and we capitalized another $10.3 million of strategic agreement costs. Finally, we received $96.6 million in cash and cash equivalents through the purchase of TransPoint, net of related acquisition costs.

         From a financing perspective, we received $15.7 million in proceeds from the exercise of common stock warrants. We received an additional $6.9 million from the exercise of options from our employee stock option plan and $4.4 million from the purchase of stock from our employee stock purchase plan. Finally, we used $3.8 million of cash for principal payments under capital lease obligations.

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

         For the year ended June 30, 1999, we generated $25.6 million of cash flow from operations. Of this amount, $14.3 million represented net proceeds from trading securities transactions, which are reflected as operating in nature for accounting purposes.

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

MARKET RISK

         With the acquisition of BlueGill in April 2000, weobtained operations in Canada and recently opened offices in the United Kingdom, Singapore and Australia. As a result, we now have assets and liabilities outside the United States that are subject to fluctuations in foreign currency exchange rates. Due to the start up nature of each of these operations, however, we currently utilize the U.S. dollar as the functional currency for all international operations. As these operations begin to generate sufficient cash flow to provide for their own cash flow requirements, we will convert to local currency as the functional currency in each related operating unit as appropriate. Because we utilize the U.S. dollar as the functional currency and due to the immaterial nature of the amounts involved, our economic exposure from fluctuations in foreign exchange rates is not significant enough at this time to engage in forward foreign exchange and other similar instruments.

         While our international sales represented less than 2% of our revenue for the year ended June 30, 2001, we now market, sell and license our products throughout the world. As a result, our future revenue could be somewhat affected by weak economic conditions in foreign markets that could reduce demand for our products.

         Our exposure to interest rate risk is limited to the yield we earn on invested cash, cash equivalents and investments and interest based revenue earned on products such as our account balance transfer business. Our convertible debt carries a fixed rate, as do any outstanding capital lease obligations. Although our Investment Policy currently prohibits the use of derivatives for trading or hedging purposes, we believe that our limited interest rate risk currently does not warrant the use of such instruments.

RECENT ACCOUNTING PRONOUNCEMENTS

         On July 20, 2001, the Financial Accounting Standards Board (FASB) issued SFAS 141, "Business Combinations" and SFAS 142, "Goodwill and Other Intangible Assets." SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. In addition, it requires application of the provisions of SFAS 142 for goodwill and other intangible assets related to any business combinations completed after June 30, 2001, but prior to the adoption date of SFAS 142. SFAS 142 changes the accounting for goodwill and other intangible assets. Goodwill will no longer be subject to amortization over its estimated useful life. Rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value-based test. All other acquired intangibles will be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, or exchanged, regardless of our intent to do so. Other intangibles will be amortized over their useful lives.

         SFAS 142 becomes effective for us on July 1, 2002. We are still assessing the impact of all the statement provisions on our financial position and results of operations; however, based on our review to date, we expect the following significant impacts:

         - Upon adoption, we will be required to reclassify approximately $2 million of unamortized workforce in place intangible assets into goodwill.

         - Upon adoption, the balance of goodwill and workforce in place is expected to be $624 million and we will discontinue amortizing these assets at that time. The resulting reduction in amortization expense is estimated at approximately $200 million for each of our fiscal years 2003 and 2004, and approximately $192 million for our 2005 fiscal year.

         - We will be required to perform a transitional goodwill impairment test as of July 1, 2002. The impairment test will require us to: (1) identify our reporting units, (2) determine the carrying value of each reporting unit by assigning assets and liabilities, including existing goodwill and intangible assets, to those reporting units, and (3) determine the fair value of each reporting unit. If the carrying value of any reporting unit exceeds its fair value, we will determine the amount of any goodwill impairment through a detailed fair value analysis of each of the assigned assets (excluding goodwill). At this time, we do not anticipate any charge resulting from the transitional impairment test; however, due to the extensiveness of the efforts involved, that test has not yet been performed. Under the provisions of SFAS 142, we are required to complete the test before December 31, 2002.

         - Following the transitional impairment test, our goodwill balances will be subject to annual impairment tests using the same process described above. If any impairment is indicated as a result of the annual test, an impairment charge would be recorded as part of income from operations.


SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

         Except for the historical information contained herein, the matters discussed in our Annual Report include certain forward-looking statements within the meaning of Section 27A of the Securities Act, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Those statements include, but may not be limited to, all statements regarding our and management's intent, belief and expectations, such as statements concerning our future profitability, and our operating and growth strategy. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, the factors set forth under the caption "Business - Business Risks" in the Annual Report on Form 10-K for the year ended June 30, 2001 and other factors detailed from time to time in our filings with the Securities and Exchange Commission. One or more of these factors have affected, and in the future could affect, our businesses and financial results in the future and could cause actual results to differ materially from plans and projections. Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate. Therefore, there can be no assurance that the forward-looking statements included in this Annual Report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as representations by us or any other person that our objectives and plans will be achieved. All forward-looking statements made in this Annual Report are based on information presently available to our management. We assume no obligation to update any forward-looking statements.

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of CheckFree Corporation and Subsidiaries:

We have audited the accompanying consolidated balance sheets of CheckFree Corporation (the "Company") and its subsidiaries as of June 30, 2000 and 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended June 30, 1999, 2000, and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries at June 30, 2000 and 2001, and the results of their operations and their cash flows for the years ended June 30, 1999, 2000, and 2001 in conformity with accounting principles generally accepted in the United States of America.




/s/ Deloitte & Touche LLP

Atlanta, Georgia
August 3, 2001

                     CHECKFREE CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS


                                                                                            YEAR ENDED JUNE 30,
                                                                                   -----------------------------------
                                                                                       2000                 2001
                                                                                   -------------       ---------------
                                                                                    (IN THOUSANDS, EXCEPT SHARE DATA)
                                     ASSETS
CURRENT ASSETS:
     Cash and cash equivalents .................................................   $   128,074          $   124,122
     Investments ...............................................................        56,548               35,930
     Accounts receivable, net ..................................................        58,308               88,818
     Prepaid expenses and other assets .........................................        12,813                8,681
     Deferred income taxes .....................................................         9,733               13,725
                                                                                   -----------          -----------
                    Total current assets .......................................       265,476              271,276
PROPERTY AND EQUIPMENT, Net ....................................................        93,214              109,226
OTHER ASSETS:
     Capitalized software, net .................................................        37,189              187,021
     Goodwill, net .............................................................       213,305              820,169
     Strategic agreements, net .................................................          --                643,212
     Other intangible assets, net ..............................................        37,975               47,118
     Investments ...............................................................        23,003               96,042
     Deferred income taxes .....................................................        29,248                 --
     Other noncurrent assets ...................................................        13,704                9,889
                                                                                   -----------          -----------
                    Total other assets .........................................       354,424            1,803,451
                                                                                   -----------          -----------
                                                                                   $   713,114          $ 2,183,953
                                                                                   ===========          ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
     Accounts payable ..........................................................   $    10,158          $    19,084
     Accrued liabilities .......................................................        43,958               60,090
     Current portion of long-term obligations ..................................         5,955                4,528
     Deferred revenue ..........................................................        26,644               44,913
                                                                                   -----------          -----------
                    Total current liabilities ..................................        86,715              128,615
ACCRUED RENT AND OTHER .........................................................         7,269                4,758
DEFERRED INCOME TAXES ..........................................................          --                141,853
OBLIGATIONS UNDER CAPITAL LEASES- Less current portion .........................           736                4,041
CONVERTIBLE SUBORDINATED NOTES .................................................       172,500              172,500
COMMITMENTS (Note 21)
STOCKHOLDERS' EQUITY:
     Preferred stock- 15,000,000 and 50,000,000 authorized shares, respectively,
        $0.01 par value; no amounts issued or outstanding ......................          --                   --
     Common stock- 150,000,000 and 500,000,000 authorized shares, respectively,
        $0.01 par value: issued 63,957,859 and 92,472,299 shares, respectively;
        outstanding 58,414,035 and 86,928,475 shares, respectively .............           584                  869
     Additional paid-in-capital ................................................       771,892            2,420,957
     Accumulated deficit .......................................................      (326,320)            (689,455)
     Unearned compensation .....................................................          (262)                (185)
                                                                                   -----------          -----------
                    Total stockholders' equity .................................       445,894            1,732,186
                                                                                   -----------          -----------
                                                                                   $   713,114          $ 2,183,953
                                                                                   ===========          ===========


                 See notes to consolidated financial statements

                     CHECKFREE CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                YEAR ENDED JUNE 30,
                                                 ----------------------------------------------
                                                       1999           2000             2001
                                                 -------------   -------------   --------------
                                                        (IN THOUSANDS, EXCEPT SHARE DATA)

REVENUES:
     Processing and servicing ................   $    201,059    $    261,621    $    362,051
     License fees ............................         15,975          16,818          30,180
     Maintenance fees ........................         17,746          18,752          21,332
     Other ...................................         15,351          13,004          19,757
                                                 ------------    ------------    ------------
                    Total revenues ...........        250,131         310,195         433,320

EXPENSES:
     Cost of processing, servicing and
       support................................        146,704         182,540         255,528
     Research and development ................         21,085          35,631          55,621
     Sales and marketing .....................         32,354          44,782          90,283
     General and administrative ..............         31,466          40,931          50,474
     Depreciation and amortization ...........        427,495          24,630          42,830
     In-process research and development .....          2,201           6,900          18,600
                                                 ------------    ------------    ------------
                    Total expenses ...........        258,440         353,614         898,001
     Net gain on dispositions of assets ......          4,576            --              --
                                                 ------------    ------------    ------------
LOSS FROM OPERATIONS .........................         (3,733)        (43,419)       (464,681)
OTHER:
     Interest income .........................          2,799           7,689          15,415
     Interest expense ........................           (618)         (8,027)        (13,154)
     Loss on investments .....................           --              --           (16,077)
                                                 ------------    ------------    ------------
LOSS BEFORE INCOME TAXES .....................         (1,552)        (43,757)       (478,497)
INCOME TAX BENEFIT ...........................        (12,009)        (11,437)       (115,362)
                                                 ------------    ------------    ------------
NET INCOME (LOSS) ............................   $     10,457    $    (32,320)   $   (363,135)
                                                 ============    ============    ============


BASIC EARNINGS (LOSS) PER SHARE:
     Net income (loss) per common share ......   $       0.20    $      (0.61)   $      (4.49)
                                                 ============    ============    ============
     Equivalent number of shares .............     52,444,375      53,367,339      80,863,100
                                                 ============    ============    ============
DILUTED EARNINGS (LOSS) PER SHARE:
     Net income (loss) per common share ......   $       0.18    $      (0.61)   $      (4.49)
                                                 ============    ============    ============
     Equivalent number of shares .............     56,529,165      53,367,339      80,863,100
                                                 ============    ============    ============


                 See notes to consolidated financial statements

                     CHECKFREE CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                             NUMBER OF                                             NUMBER OF
                                             SHARES OF          COMMON          ADDITIONAL         SHARES OF         TREASURY
                                               COMMON          STOCK AT          PAID-IN           TREASURY          STOCK AT
                                               STOCK              PAR            CAPITAL             STOCK             COST
                                            -------------     ------------    ---------------    --------------     ------------
                                                                     (IN THOUSANDS, EXCEPT SHARE DATA)
BALANCE- JUNE 30, 1998 ................    56,364,839         $       564       $   492,109       (963,295)         $    (4,362)
  Net income ..........................          --                  --                --             --                   --
  Stock options exercised .............       354,758                   3             1,605           --                   --
  Employee stock purchases ............        48,748                   1               968         48,631                1,070
  401(k) match ........................          --                  --                --           74,981                  963
  Treasury stock acquired .............          --                  --                --       (4,709,698)             (31,336)
  Treasury stock retired ..............    (5,549,381)                (55)          (33,610)     5,549,381               33,665
  Issuance of common stock pursuant
          to acquisition ..............       537,314                   5            17,995           --                   --
  Tax benefit associated with exercise
          of stock options ............          --                  --               1,318           --                   --
                                         ------------         -----------       -----------    -----------          -----------
BALANCE- JUNE 30, 1999 ................    51,756,278                 518           480,385           --                   --
 Net loss .............................          --                  --                --             --                   --
 Stock options and warrants exercised .     1,795,785                  18            35,224           --                   --
 Employee stock purchases .............        99,010                   1             2,285           --                   --
 401(k) match .........................        36,226                --               1,059           --                   --
  Issuance of common stock pursuant
           to acquisition .............     4,713,736                  47           239,447           --                   --

  Issuance of restricted stock ........        13,000                --                 333           --                   --
 Amortization of unearned
           compensation ...............          --                  --                --             --                   --

 Tax benefit associated with exercise
          of stock options and warrants          --                  --              13,159           --                   --
                                          -----------         -----------       -----------    -----------          -----------
BALANCE- JUNE 30, 2000 ................    58,414,035                 584           771,892           --                   --

 Net loss .............................          --                  --                --             --                   --

 Stock options and warrants exercised .     1,369,885                  14            22,609           --                   --
 Employee stock purchases .............        92,721                   1             3,623           --                   --
 401(k) match .........................        51,834                --               2,487           --                   --
  Issuance of common stock pursuant
           to acquisition .............    27,000,000                 270         1,601,723           --                   --
 Amortization of unearned
           compensation ...............          --                  --                --             --                   --
 Tax benefit associated with exercise
          of stock options and warrants          --                  --              18,623           --                   --
                                          -----------         -----------       -----------    -----------          -----------
BALANCE- JUNE 30, 2001 ................    86,928,475         $       869       $ 2,420,957           --                   --
                                          ===========         ===========       ===========    ===========          ===========




                                                                                        TOTAL
                                             UNEARNED           ACCUMULATED         STOCKHOLDERS'
                                           COMPENSATION           DEFICIT              EQUITY
                                         ------------------    ---------------     ----------------
                                                      (IN THOUSANDS, EXCEPT SHARE DATA)
BALANCE- JUNE 30, 1998 ................    $      --            $  (304,457)        $   183,854
  Net income ..........................           --                 10,457              10,457
  Stock options exercised .............           --                   --                 1,608
  Employee stock purchases ............           --                   --                 2,039
  401(k) match ........................           --                   --                   963
  Treasury stock acquired .............           --                   --               (31,336)
  Treasury stock retired ..............           --                   --                  --
  Issuance of common stock pursuant
          to acquisition ..............           --                   --                18,000
  Tax benefit associated with exercise
          of stock options ............           --                   --                 1,318
                                           -----------          -----------         -----------
BALANCE- JUNE 30, 1999 ................           --               (294,000)            186,903
 Net loss .............................           --                (32,320)            (32,320)
 Stock options and warrants exercised .           --                   --                35,242
 Employee stock purchases .............           --                   --                 2,286
 401(k) match .........................           --                   --                 1,059
  Issuance of common stock pursuant
           to acquisition .............           --                   --               239,494

  Issuance of restricted stock ........           (333)                --                  --
 Amortization of unearned
           compensation ...............             71                 --                    71

 Tax benefit associated with exercise
          of stock options and warrants           --                   --                13,159
                                           -----------          -----------         -----------
BALANCE- JUNE 30, 2000 ................           (262)            (326,320)            445,894

 Net loss .............................           --               (363,135)           (363,135)

 Stock options and warrants exercised .           --                   --                22,623
 Employee stock purchases .............           --                   --                 3,624
 401(k) match .........................           --                   --                 2,487
  Issuance of common stock pursuant
           to acquisition .............           --                   --             1,601,993
 Amortization of unearned
           compensation ...............             77                 --                    77
 Tax benefit associated with exercise
          of stock options and warrants           --                   --                18,623
                                           -----------          -----------         -----------
BALANCE- JUNE 30, 2001 ................    $      (185)         $  (689,455)        $ 1,732,186
                                           ===========          ===========         ===========


                 See notes to consolidated financial statements

                     CHECKFREE CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                          YEAR ENDED JUNE 30,
                                                                           -------------------------------------------------
                                                                               1999               2000             2001
                                                                           --------------     -------------    -------------
                                                                                             (IN THOUSANDS)
OPERATING ACTIVITIES:
     Net income (loss) .................................................   $  10,457           $ (32,320)       $(363,135)
     Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
     Write off of in-process research and development ..................       2,201               6,900           18,600
     Loss on investments ...............................................        --                  --             16,077
     Depreciation and amortization .....................................      24,630              42,830          427,495
     Deferred income tax provision .....................................     (11,437)           (115,362)             854
     Net (gain) loss on dispositions of assets .........................      (4,576)               --               --
     Net loss on sale of property and equipment ........................        --                  --                 56
     Purchases of investments- Trading .................................     (10,416)            (19,002)         (12,369)
     Proceeds from maturities and sales of investments, net- Trading ...      24,683              22,608           19,029
     Change in certain assets and liabilities (net of acquisitions and dispositions):
          Accounts receivable ..........................................      (6,976)            (14,499)         (30,510)
          Prepaid expenses and other ...................................       1,434                 644            1,688
          Accounts payable .............................................         988              (4,153)           8,926
          Accrued liabilities and other ................................      (2,194)             20,259           16,808
          Deferred revenue .............................................       1,739               9,188           10,698
          Income tax accounts ..........................................     (17,253)                 (2)           1,765
                                                                           ---------           ---------        ---------
                    Net cash provided by (used in) operating activities       25,571              21,016             (234)
INVESTING ACTIVITIES:
    Purchase of property and software ..................................     (40,444)            (39,495)         (41,701)
    Proceeds from sale of assets .......................................      18,435                --              2,257
    Proceeds from repayment of note receivable .........................      14,882                --               --
    Capitalization of software development costs .......................      (8,031)             (7,576)          (4,927)
    Purchase of business, net of cash acquired .........................        (190)              9,152           96,599
    Capitalization of strategic agreement costs ........................        --                  --            (10,279)
    Purchases of investments- Held to maturity .........................      (1,875)            (70,796)        (145,997)
    Proceeds from maturities and sales of investments- Held to maturity        1,006               9,780           79,041
    Purchase of other investments ......................................        --               (10,000)          (1,881)
                                                                           ---------           ---------        ---------
                    Net cash provided by (used in) investing activities      (16,217)           (108,935)         (26,888)
FINANCING ACTIVITIES:
     Principal payments under capital lease obligations ................      (3,327)             (1,495)          (3,847)
     Escrow deposit associated with capital lease obligation ...........      (3,637)               --               --
     Proceeds from stock options exercised .............................       2,926               9,721            6,940
     Proceeds from employee stock purchase plan ........................       1,931               2,903            4,374
     Purchase of treasury stock ........................................     (31,336)               --               --
     Proceeds from sale of stock and exercise of warrants ..............        --                25,515           15,703
     Proceeds from issuance of convertible subordinated notes ..........        --               166,903             --
                                                                           ---------           ---------        ---------
                    Net cash provided by (used in) financing activities      (33,443)            203,547           23,170
                                                                           ---------           ---------        ---------
NET INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS ..................................................     (24,089)            115,628           (3,952)
CASH AND CASH EQUIVALENTS:
     Beginning of period ...............................................      36,535              12,446          128,074
                                                                           ---------           ---------        ---------
     End of period .....................................................   $  12,446           $ 128,074        $ 124,122
                                                                           =========           =========        =========


                 See notes to consolidated financial statements

                     CHECKFREE CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           AS OF AND FOR THE YEARS ENDED JUNE 30, 1999, 2000 AND 2001


NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION - CheckFree Corporation (the "Company") is the parent company of CheckFree Services Corporation ("CFSC"), the principal operating company of the business. In April, 2000, CFSC changed its name from CheckFree Corporation to CheckFree Services Corporation. Following that change, in August 2000, CheckFree Holdings Corporation changed its name to CheckFree Corporation. CFSC was organized in 1981 and is a leading provider of transaction processing services, software and related products to financial institutions and businesses and their customers throughout the United States. See Note 19 for a description of the Company's business segments.

PRINCIPLES OF CONSOLIDATION - The accompanying consolidated financial statements include the results of operations of the Company, its wholly-owned subsidiaries, and CheckFree Management Corporation, of which the Company is the majority owner. All significant intercompany transactions have been eliminated.

USE OF ESTIMATES - The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

INVESTMENTS - The Company has certain investments in debt and equity securities that are classified as either available-for-sale, trading or held-to-maturity securities in accordance with Statement of Financial Accounting Standards ("SFAS") 115, "Accounting for Certain Investments in Debt and Equity Securities". At June 30, 2000 and 2001, the Company does not have any investments classified as available-for-sale. Trading securities are carried at market value and unrealized holding gains and losses are included in income. Held-to-maturity securities are carried at amortized cost.

The Company has certain other investments that are accounted for under the cost method. Under the cost method of accounting, investments are carried at cost and are adjusted only for other-than-temporary declines in fair value, distributions of earnings and additional investments.

The Company has received equity instruments in connection with agreements with certain partners. In such cases, the Company's initial cost is determined based on the estimated fair value of the equity instruments received. Subsequent changes in the fair value of these equity instruments are accounted for in accordance with the investment policies noted above.

                     CHECKFREE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


OTHER FINANCIAL INSTRUMENTS - On July 1, 2000, the Company adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", which requires that all derivative financial instruments be recognized as either assets or liabilities in the balance sheet SFAS 133, as amended, requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

The Company's Investment Policy currently prohibits the use of derivatives for trading or hedging purposes. Additionally, the Company completed a review of its contracts and determined that they contained no "imbedded derivatives" that require separate reporting and disclosure under SFAS 133, as amended. As such, the adoption of SFAS 133, as amended, did not have a material impact on the Company's financial position or results of operations.

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

CAPITALIZED SOFTWARE COSTS - On July 1, 1999, the Company adopted Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The Statement distinguishes accounting for costs of computer software developed or obtained for internal use from guidance under SFAS 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." The Company determines whether software costs fall under the provisions of SFAS 86 or SOP 98-1 and accounts for them as follows:

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

INTANGIBLE ASSETS - The costs of identified intangible assets are generally amortized on a straight-line basis over periods from 8 months to 10 years. Goodwill is amortized on a straight-line basis over 5 to 10 years. In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", the Company periodically reviews long-lived assets, including identifiable intangibles and goodwill related to those assets, to evaluate whether events or changes in circumstances have occurred that would indicate that the carrying amount of the asset may not be recoverable. If this review indicates that the remaining useful life of goodwill or other intangible assets requires revision or that the asset is not recoverable, the carrying amount is reduced by the estimated shortfall of cash flows on a discounted basis.

                     CHECKFREE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


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

ADVERTISING COSTS - The Company expenses advertising costs as incurred in accordance with SOP 97-3, "Reporting on Advertising Costs". Advertising expenses were not significant for the years ended June 30, 1999 and 2000. Advertising expense for the year ended June 30, 2001 was $29,925,000 and includes $25,000,000 provided to Bank of America in connection with the Strategic Agreement described in Note 3.

COMPREHENSIVE INCOME - Where applicable, the Company reports comprehensive income in accordance with SFAS 130, "Reporting Comprehensive Income." The Statement requires disclosure of total non-shareowner changes in equity and its components. Total non-shareowner changes in equity include all changes in equity during a period except those resulting from investments by and distributions to shareowners. The components of other comprehensive income applicable to the Company would be unrealized holding gains or losses on the Company's available-for-sale securities and certain transactions associated with derivative instruments. There were no available-for-sale securities held or derivative instrument transactions during the years ended June 30, 1999, 2000 and 2001. As a result, there were no components of comprehensive income applicable to the Company during the years ending June 30, 1999, 2000 and 2001.

BUSINESS SEGMENTS - The Company reports information about its business segments in accordance with SFAS 131, "Disclosures about Segments of an Enterprise and Related Information". The Statement defines how operating segments are determined and requires disclosure of certain financial and descriptive information about a company's operating segments. See Note 19 for the Company's segment information.

FOREIGN CURRENCY TRANSLATION - Effective with the acquisition of BlueGill Technologies, Inc. on April 28, 2000, certain wholly-owned subsidiaries of the Company have foreign operations. The financial statements of these foreign subsidiaries are measured using the US dollar as the functional currency. Assets, liabilities, revenues, and expenses are remeasured using current and historical exchange rates in accordance with SFAS No. 52, "Foreign Currency Translation". Transaction gains and losses resulting from the remeasurement process are included the determination of net income. The net transaction losses for the year ended June 30, 2001 and the period from April 28, 2000 to June 30, 2000 were not significant.

RECENT ACCOUNTING PRONOUNCEMENTS - On July 20, 2001, the Financial Accounting Standards Board (FASB) issued SFAS 141, "Business Combinations" and SFAS 142, "Goodwill and Other Intangible Assets." SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. In addition, it requires application of the provisions of SFAS 142 for goodwill and other intangible assets related to any business combinations completed after June 30, 2001, but prior to the adoption date of SFAS 142. SFAS 142 changes the accounting for goodwill and other intangible assets. Upon adoption, goodwill will no longer be subject to amortization over its estimated useful life. Rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value-based test. All other acquired intangibles will be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, or exchanged, regardless of the Company's intent to do so. Other intangibles will be amortized over their useful lives.

SFAS 142 becomes effective for the Company on July 1, 2002. The Company is still assessing the impact of all the Statement provisions on its financial position and results of operations, however, based on its review to date, the Company expects the following significant impacts:

     - Upon adoption, the Company will be required to reclassify approximately $2 million of unamortized workforce in place intangible assets into goodwill.

                     CHECKFREE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


     - Upon adoption, the balance of goodwill and workforce in place is expected to be $624 million and the Company will discontinue amortizing these assets at that time. The resulting reduction in amortization expense is estimated at approximately $200 million for each of the Company's fiscal years 2003 and 2004, and approximately $192 million for the Company's 2005 fiscal year.

     - The Company will be required to perform a transitional impairment test as of July 1, 2002. This impairment test will require the Company to
          (1) identify its reporting units, (2) determine the carrying value of each reporting unit by assigning assets and liabilities, including existing goodwill and intangible assets, to those reporting units, and
          (3) determine the fair value of each reporting unit. If the carrying value of any reporting unit exceeds its fair value, then the amount of any goodwill impairment will be determined through a fair value analysis of each of the assigned assets (excluding goodwill) and liabilities.

          At this time, the Company does not anticipate any charge resulting from the transitional impairment test, however, due to the extensiveness of the efforts involved, that test has not yet been performed. Under the provisions of SFAS 142, the Company is required to complete the test before December 31, 2002.

     - Following the transitional impairment test, the Company's goodwill balances will be subject to annual impairment tests using the same process described above. If any impairment is indicated as a result of the annual test, an impairment charge would be recorded as part of income from operations.

RECLASSIFICATIONS - Certain amounts in the prior years' financial statements have been reclassified to conform to the 2001 presentation.

REVENUE RECOGNITION

In 1999, the SEC issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." The SAB provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. Although SAB No. 101 does not change any of the existing accounting standards on revenue recognition, it draws upon existing rules and explains how the SEC staff applies these rules, by analogy, to other transactions that existing rules do not specifically address. SAB No. 101, as amended by SAB No. 101B, became effective for the fourth quarter of the Company's 2001 fiscal year. The adoption of SAB No. 101 did not have an impact on the Company's results of operations or financial position.

- Processing and Servicing - Processing and servicing revenues include revenues from transaction processing, electronic funds transfer and monthly service fees on consumer funds transfer services. The Company recognizes revenue when the services are performed.

     As part of processing certain types of transactions, the Company earns interest from the time money is collected from its customers until the time payment is made to the applicable merchants. These revenues, which are generated from trust account balances not included on the Company's balance sheet, are included in processing and servicing and totaled $11,846,000, $21,485,000 and $30,186,000 for the years ended June 30, 1999, 2000 and
     2001, respectively.

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

- Maintenance Fees - Upon receipt of payment, maintenance fee revenue is recognized ratably over the term of the related contractual support period, generally 12 months.

- Other - Other revenue consists primarily of consulting and training services. Consulting revenue is recognized principally on a percentage-of-completion basis and training revenue is recognized upon delivery of the related service.

                     CHECKFREE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


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

NOTE 2. ACQUISITIONS AND DISPOSITIONS

TRANSPOINT

On September 1, 2000, the Company acquired MSFDC, L.L.C. (TransPoint) for a total of $1.4 billion, consisting of 17,000,000 shares of common stock valued at $1.4 billion and $2 million of acquisition costs. The acquisition was treated as a purchase for accounting purposes, and, accordingly, the assets and liabilities were recorded based on their fair values at the date of the acquisition. The values ascribed to acquired intanbiles assets and their respective future lives are as follows:

                                                   INTANGIBLE        USEFUL
                                                     ASSET            LIFE
                                                   ----------       -------
                                                         (IN THOUSANDS)
Goodwill ......................................    $780,545         5.0 yrs
Strategic agreements ..........................     495,000         5.0 yrs
Existing product technology ...................     209,300         3.0 yrs
Customer list .................................      29,000         3.0 yrs

Tradename .....................................      28,300         1.0 yr


Amortization of intangible assets is on a straight-line basis over the assets' respective useful life. TransPoint's operations are included in the consolidated statements of operations from the date of acquisition.

                     CHECKFREE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


At the acquisition date, TransPoint had four technologies under development that had not demonstrated technological feasibility. These technologies include Biller Integration System and Communications, Service Center, Delivery Applications and Payment Systems Interface. The in-process technologies have no alternative use in the event that the proposed technologies do not prove to be feasible. These development efforts fall within the definition of In-Process Research and Development ("IPR&D") contained in SFAS No. 2.

BIS / COMMUNICATIONS TECHNOLOGY - The Biller Integration System ("BIS") is provided to the biller to run on-site and supplies the web-hosting for the biller. The BIS helps implement the templates and develop the look and feel for marketing components. The BIS also includes automation interfaces, EI interfaces, and the console. The following features of the BIS / Communications technology were under development:

     - Remote access or the Remote BIS Console, which will allow Biller operators and administrators to perform selected gateway operations from remote machines using a Web-based interface to the BIS;

     - International enhancements, which are fixes to the BIS system to correct incompatibilities with international currency and date settings; and

     - Platform updates that will support installation of the BIS gateway on the Windows 2000 Server platform.

SERVICE CENTER TECHNOLOGY - The Service Center connects the TransPoint servers to the BIS on the biller site, the automated clearinghouse, other third-party servers, and the individual consumer. The Service Center includes the database and operational functions as well. The following features of the Service Center were under development:

     - E-mail notification currently uses an internal Microsoft server. The system is being modified to incorporate the industry standard allowing the use of any server environment to send data over the Internet. In addition, service-generated e-mail messages will be in HTML format (rather than plain text) for a richer customer experience.

     - SysAdmiral upgrade, in which the installation scripts for the service center are being upgraded to support the latest version of SysAdmiral.

DELIVERY APPLICATIONS - The Delivery Applications generate the actual web pages through its user interface. This technology creates not only the TransPoint consumer site, but also the operations, corporate, and support sites. The following features of the Delivery Applications were under development:

     - Passport Integration / Authorization, in which the security and authentication systems of the TransPoint service will be modified to use Microsoft Passport for user authentication. In addition, the user interface will be modified to allow migration of existing user accounts to Microsoft Passport.

     - User Registration Improvement, in which consumer registration is being modified significantly, with the goal of retaining new consumers. Changes include sending consumers to the Microsoft Passport Web site to obtain a Passport account, and condensing the number of screens in registration. In addition, new consumers are permitted greater access to the system and features as they await identity and payment account verification.

     - Recurring Payments, whereby consumers will now be able to set up automatic "pay anyone" payments recurring at set intervals, and automatic rules-based handling of electronic bills by payee.

     - Batch Enabling, whereby biller operators and administrators will now be able to enable statement batches directly from the TransPoint Operations site. A new "Enable Batch" button will be added to the Preview Statements screen on the TransPoint Operations site.

     - Reporting Upgrades, in which a variety of user-interface upgrades are underway to improve performance of the reporting subsystem, improve the reporting content available to billers, and increase the overall reliability of the TransPoint system.

                     CHECKFREE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


     - Payment Center User Interface Improvements, which includes a variety of user interface improvements to fix minor UI issues, enhance accessibility options, and improve overall site usability.

PAYMENT/INTERFACE - The Payment Interface technology connects the Service Center to the ACH, Original Depository Financial Institutions, and other third-party servers as well as processing all payment and settlement information. The following features of the Payment / Interface technology were under development:

     - Microsoft Money Download, in which this feature is being rearchitected and reimplemented in its entirety to correct incompatibilities between the existing Microsoft Money download feature and the newest version of Microsoft Money.

     - Credit Card Payments, which provides code that allows the TransPoint system to support the use of credit cards for payment settlement.

There are risks and uncertainties associated with the completion of these in-process technologies. These risks include:

     - Not Technologically Feasible. - The acquired IPR&D had not demonstrated technological or commercial feasibility as of the transaction date for TransPoint. Significant risks exist because TransPoint is unsure of the obstacles it will encounter in the form of market acceptance, time and cost necessary to produce a technologically feasible product. SFAS No. 2 does not specifically require an analysis of the development effort expended relative to an acquisition date. It is reasonable to assume, however, that an IPR&D project would require a significant amount of time and cost in order to modify for the Company's use in the marketplace. Should the proposed technology fail to become viable, it is unlikely that the Company would realize any value from the sale of the technology to another party.

     - No Alternative Future Use. - The acquired IPR&D consists of TransPoint's work to date on its products. The products are very specific to the tasks and markets for which it is intended. As is typically the case with software, there are no alternative uses for the in-process work in the event that the product does not become feasible for the Company. The development effort for the acquired IPR&D does not possess an alternative future use for the Company under the terms of SFAS No. 2.

If the TransPoint project underway fails, there will be very limited life to the existing product because the continuing pace of technological developments in the marketplace will have rendered them non-competitive. In the event of a failure, the technology acquired, as embodied in either current or in-process products, will have no alternative use and would be written off as a loss by the Company.

The following table represents information regarding the status of the various in-process research and development projects acquired (as of the date of acquisition):


                                             ESTIMATED                             EXPECTED
                                             STAGE OF            ESTIMATED          COST TO
                                            COMPLETION        COMPLETION DATE      COMPLETE      VALUATION
                                          ----------------    -----------------    ----------    ----------
                                                                                        (IN THOUSANDS)
        BIS / Communications .........          80%            October 2000         $   100       $ 1,200
        Service Center ...............          80%            October 2000             121         5,900
        Delivery Applications ........          80%            October 2000             396         9,500
        Payment / Interface ..........          80%            October 2000             100         2,000
                                                                                    -------       -------
              Total ..................                                              $   717       $18,600
                                                                                    =======       =======

                     CHECKFREE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


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

     - exclusion of value related to research and development yet-to-be completed as part of the on going IPR&D projects; and

     -    the contribution of existing technologies and applications.

The projected revenues used in the income approach are based upon the incremental revenues associated with a portion of the project related to TransPoint's technology likely to be generated upon completion of the project and the beginning of commercial sales, as estimated by management. The projections assume that the projects will be successful and the projects' development and commercialization are as set forth by management. The discount rate used in this analysis is an after tax rate of 24%.

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

                                            INTANGIBLE        USEFUL
                                              ASSET            LIFE
                                          --------------     --------
                                          (IN THOUSANDS)
Goodwill ...............................     $191,072         5.0 yrs
Tradename ..............................       15,100         1.0 yrs
Existing product technology ............       13,700         3.7 yrs
Customer list ..........................       10,600         5.0 yrs
Workforce in place .....................        2,600         3.0 yrs
Covenants not to compete ...............        1,200         1.0 yr


Amortization of intangible assets is on a straight-line basis over the assets' respective useful life. BlueGill's operations are included in the consolidated statements of operations from the date of acquisition.

In connection with the acquisition of BlueGill Technologies, the Company recorded a charge of $6.9 million for purchased IPR&D. This charge related to five technologies which had not demonstrated technological or commercial feasibility as of the transaction date. They were print and extraction technology, data management engine technology, API technology, web application technologies and payment/OFX technology. As of the acquisition date, the Company estimated that these projects ranged from 10% to 50% complete, that an aggregate of $2.1 million would be required to complete these five projects, and that, depending upon the project, product revenues would begin in mid-to-late 2000. An after-tax discount rate of 25% was used in this analysis. As of June 30, 2001, these projects were substantially complete.

                     CHECKFREE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


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

                                              INTANGIBLE       USEFUL
                                                ASSET           LIFE
                                             --------------   ---------
                                             (IN THOUSANDS)
Goodwill ...............................       $10,552         10.0 yrs
Customer base ..........................         4,429         8.0 yrs
Tradenames .............................         3,709         10.0 yrs
Existing product technology ............         1,864         5.0 yrs
Workforce ..............................           940         3.0 yrs


Amortization of intangible assets is on a straight-line basis over the assets' respective useful life. Mobius Group's operations are included in the consolidated statements of operations from the date of acquisition.

At the acquisition date, Mobius Group had four products under development that had not demonstrated technological or commercial feasibility. These products included M-Plan Retirement & Estate Planning Modules, M-Plan Cash Flow, Tax and Education Planning Modules, and new version of M-Search and a new version of M-Vest. As of the acquisition date, the Company estimated that these projects ranged from 20% to 92% complete, that an aggregate of $0.7 million would be necessary to complete these four projects, and product revenues would begin on dates ranging from May 1999 to December 1999. An after-tax discount rate of 20% was used in this analysis. As of June 30, 2001, these projects were substantially complete.

PRO FORMA INFORMATION

The unaudited pro forma results of operations of the Company for the year ended June 30, 2000 and 2001, assuming the acquisitions occurred at the beginning of each period are as follows (in thousands):


                                                    YEAR ENDED JUNE 30,
                                                  --------------------------
                                                     2000            2001
                                                  ----------      ----------

Total revenues .............................      $ 316,830       $ 433,329
Net income (loss) ..........................      $(406,582)      $(402,193)
Basic and Diluted earnings per share:
     Net income (loss) per common share ....      $   (5.42)      $   (4.80)
                                                  =========       =========
     Equivalent number of shares ...........         75,078          83,797
                                                  =========       =========

This information is presented to facilitate meaningful comparisons to on going operations and to other companies. The unaudited pro forma amounts above do not include a charge for in-process research and development of $18.6 million arising from the TransPoint acquisition in 2001 and $6.9 million arising from the BlueGill acquisition in 2000. The unaudited pro forma information is not necessarily indicative of the actual results of operations had the transactions occurred at the beginning of the periods presented, nor should it be used to project the Company's results of operations for any future periods.

DISPOSITIONS

On October 1, 1998 the Company sold certain software and other assets related to its imaging line of business for $0.8 million consisting of a note receivable of $0.5 million and future services of $0.3 million. Loss on the sale amounted to $2.9 million.

                     CHECKFREE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


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

NOTE 3. STRATEGIC AGREEMENT

Effective October 1, 2000, the Company completed a previously announced 10-year strategic agreement with Bank of America, whereby the Company acquired the electronic billing and payment assets of Bank of America and will provide electronic billing and payment services to Bank of America's customer base in exchange for 10 million shares of the Company's common stock valued at approximately $253 million and $35 million of cash. Of the cash portion of the purchase price, $25 million was provided to help support an agreed upon two year $45 million marketing campaign by Bank of America. Because the Company cannot directly impact the specific nature, timing or extent of the use of the marketing funds, the entire $25 million was expensed upon completion of the agreement. This amount is included in sales and marketing expense in the accompanying consolidated statement of operations for the year ended June 30, 2001.

The values ascribed to intangible assets acquired as a result of the agreement and their respective useful lives are as follows:

                                             INTANGIBLE         USEFUL
                                               ASSET             LIFE
                                          ---------------     ----------
                                           (IN THOUSANDS)
Strategic agreement ..................     $249,424            10.0 yrs
Existing product technology ..........        7,659            1.5yrs
Workforce ............................        3,173            3.0yrs

The agreement provides for a revenue guarantee of $500 million to the Company over the next 10 years. Bank of America also has the ability to earn warrants on up to 10 million additional shares upon achievement of certain milestones more fully described in Note 16.

As a result of the agreement, as of June 30, 2001, Bank of America owns 11.5% of the Company. The following amounts related to Bank of America are included in the Company's consolidated financial statements for the periods indicated (in thousands):

                                                           JUNE 30,
                                                     -------------------
                                                       2000         2001
                                                     -------     -------
Current assets:
        Accounts receivable, net ...............     $2,219       $9,655
                                                     ------       ------
               Total current assets ............     $2,219       $9,655
                                                     ======       ======
Current liabilities:
        Accounts payable .......................     $ --         $5,983
        Accrued liabilities ....................       --          2,111
        Deferred revenues ......................        241          477
                                                     ------       ------
               Total current liabilities .......     $  241       $8,571
                                                     ======       ======

                     CHECKFREE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


                                                          YEAR ENDED JUNE 30,
                                                     --------------------------
                                                        1999     2000      2001
                                                     -------   -------   ------
Revenues:
    Processing and servicing ....................   $10,369   $14,796   $42,503
    License fees ................................       109         2     1,187
    Maintenance fees ............................       112       209       460
    Other .......................................       122       142       337
                                                    -------   -------   -------
              Total revenues ....................   $10,712   $15,149   $44,487
                                                    =======   =======   =======
Expenses:
     Cost of processing, servicing and support ..   $  --     $  --     $23,154
     Sales and marketing ........................      --        --      25,000
                                                    -------   -------   -------
              Total expenses ....................   $  --     $  --     $48,154
                                                    =======   =======   =======


Revenues and accounts receivable relate primarily to electronic billing and payment services provided to Bank of America. Accounts payable, accrued liabilities and cost of processing expenses relate to reimbursements to Bank of America in connection with a transition services agreement in place while the Company completes the conversion of Bank of America customers to its processing platform.

NOTE 4. INVESTMENTS

Investments consist of the following (in thousands):

                                                              JUNE 30,
                                                     ------------------------
                                                        2000           2001
                                                     ----------     ---------
Held-to-Maturity .................................   $ 162,989      $ 239,507
Trading ..........................................       6,660           --
Other investments ................................      11,171          3,296
Less:  Amounts classified as cash equivalents ....    (101,269)      (110,831)
                                                     ---------      ---------
                    Total investments ............   $  79,551      $ 131,972
                                                     =========      =========

                     CHECKFREE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


The following is a summary of Held-to-Maturity investment securities (in thousands):


                                                                             GROSS UNREALIZED
                                                    AMORTIZED       --------------------------------        FAIR
                                                       COST             GAINS             LOSSES            VALUE
                                                   -------------    ---------------    -------------     ------------
JUNE 30, 2000:
     Corporate bonds ....................          $  50,824         $    --            $    (148)       $  50,676
     Asset-backed securities ............               --                --                 --               --
     Commercial paper ...................             68,886               211               --             69,097
     Certificates of deposit ............             29,981              --                  (86)          29,895
     U.S. Government and federal agency
        obligations .....................              2,824                 4                (18)           2,810
     Money market funds .................             10,474              --                 --             10,474
                                                   ---------         ---------          ---------        ---------
    Held-to-Maturity investments ........            162,989               215               (252)         162,952
    Less:  amounts classified as cash
        equivalents .....................           (101,269)             (215)                19         (101,465)
                                                   ---------         ---------          ---------        ---------
Total Held-to-Maturity Investments ......          $  61,720         $    --            $    (233)       $  61,487
                                                   =========         =========          =========        =========

JUNE 30, 2001:
     Corporate bonds ....................          $  75,627         $     226          $    (404)       $  75,449
     Asset-backed securities ............             29,259                74               --             29,333
     Commercial paper ...................             51,186                43                 (9)          51,220
     Certificates of deposit ............               --                --                 --               --
     U.S. Government and federal agency
        obligations .....................             22,466               254               --             22,720
     Money market funds .................             60,969              --                 --             60,969
                                                   ---------         ---------          ---------        ---------
    Held-to-Maturity investments ........            239,507               597               (413)         239,691
    Less:  amounts classified as cash
        equivalents .....................           (110,831)             --                 --           (110,831)
                                                   ---------         ---------          ---------        ---------
Total Held-to-Maturity Investments ......          $ 128,676         $     597          $    (413)       $ 128,860
                                                   =========         =========          =========        =========


The fair value of Held-to-Maturity securities is based on quoted market values.

The amortized cost and fair value of held-to-maturity investment securities at June 30, 2001 by contractual maturity or repricing date are as follows (in thousands):


                                                   AMORTIZED        FAIR
                                                     COST           VALUE
                                                   ---------       --------

Due in one year or less .....................       $ 35,930       $ 36,097
Due after one year through five years .......         92,746         92,763
                                                    --------       --------
                                                    $128,676       $128,860
                                                    ========       ========


Expected maturities may differ from contractual maturities because debt issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Other investments are accounted for under the cost method and include the following (in thousands):

                                                              JUNE 30,
                                                       ---------------------
                                                        2000           2001
                                                       -------       -------

Common stock and warrants ......................       $11,171       $ 2,198
Convertible debenture ..........................          --           1,000
Preferred stock ................................          --              98
                                                       -------       -------
                   Total other investments .....       $11,171       $ 3,296
                                                       =======       =======

                     CHECKFREE CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


Common stock and warrants consist primarily of the Company's strategic investment in BillServ.com common stock, which is subject to certain trading restrictions. The remainder of common stock and warrants, convertible debenture, and preferred stock investments are in non-publicly traded e-billing related companies. The convertible debenture bears interest at 6.5% per annum and is payable in full on September 12, 2003. Interest is paid on December 31 and June 30 each year. The debenture agreement allows the Company, at its option, to convert the note into common shares of the issuer, the number of which is dependent upon the valuation of the issuer at that time. Conversion into common stock is automatic if the issuer completes an initial public offering.

During the year ended June 30, 2001, the Company recorded a loss on certain of its investments accounted for under the cost method. The loss was the result of the Company's evaluation of any other-than-temporary decline in the value of these investments. In performing this evaluation the Company considered various factors including any decline in market price, where available, the investee's financial condition, results of operations, operating trends and other financial ratios. Based on these factors, the Company recorded a loss of $16,077,000.

NOTE 5. ACCOUNTS RECEIVABLE

Accounts receivable consist of the following (in thousands):


                                                                  JUNE 30,
                                                          ----------------------
                                                              2000        2001
                                                          -----------   --------
Trade accounts receivable ............................      $46,609      $76,973
Unbilled trade accounts receivable ...................       10,302        8,875
Other receivables.....................................        5,400        5,933
                                                            -------      -------
                   Total .............................       62,311       91,781
Less allowance for doubtful accounts..................        4,003        2,963
                                                            -------      -------
                    Accounts receivable, net .........      $58,308      $88,818
                                                            =======      =======


Trade accounts receivable represents amounts billed to customers. Revenue is recognized and customers are billed under service agreements as the services are performed. Unbilled trade accounts receivable result primarily from extended payment terms on software license agreements. For software contracts, revenue is recognized under the provisions of SOP 97-2 as described in Note 1, and unbilled amounts under those software contracts are billed on specific dates according to contractual terms. Other receivables are comprised primarily of interest receivable and amounts due from employees for travel and other advances. The allowance for doubtful accounts represents management's estimate of uncollectible accounts receivable.

NOTE 6. INCOME TAXES

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

                     CHECKFREE CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)



      The Company's income tax benefit consists of the following (in thousands):


                                                      YEAR ENDED JUNE 30,
                                            -----------------------------------
                                               1999         2000         2001
                                            ---------    ---------    ---------
     Current:
     Federal ............................   $ (10,555)   $    --      $    --
     State and local ....................      (2,308)        --           --
                                            ---------    ---------    ---------
               Total current ............     (12,863)        --           --
Deferred federal and state ..............         854      (11,437)    (115,362)
                                            ---------    ---------    ---------
               Total income tax benefit..   $ (12,009)   $ (11,437)   $(115,362)
                                            =========    =========    =========

      Income tax expense differs from the amounts computed by applying the U.S. federal statutory income tax rate of 35% to income before income taxes as a result of the following (in thousands):


                                                             YEAR ENDED JUNE 30,
                                                 ---------------------------------------
                                                      1999         2000          2001
                                                 ------------- ------------ ------------
Computed "expected" tax benefit ................   $    (543)   $ (15,315)   $(167,243)
 Nondeductible in-process research and
   development of acquired businesses ..........         770        2,415        6,510
Nondeductible intangible amortization ..........      60,346        1,137        3,572
State and local taxes, net of federal
   income tax benefits .........................      (1,741)      (1,636)     (14,917)
Loss from medical benefits subsidiary ..........     (10,665)        --           --
Other, net .....................................        (967)        (473)         (58)
                                                   ---------    ---------    ---------
               Total income tax benefit ........   $ (12,009)   $ (11,437)   $(115,362)
                                                   =========    =========    =========


The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 30, 2000 and 2001 are as follows (in thousands):


                                                                    JUNE 30,
                                                           ------------------------
                                                                2000        2001
                                                           ------------ -----------
Deferred tax assets:
     Federal and state net operating loss carryforwards..   $  32,219    $  72,972
     Federal and state tax credit carryforwards..........       3,867        4,300
     Allowance for bad debts and returns.................       1,774        1,278
     Accrued compensation and related items..............       5,429        1,420
     Stock warrants .....................................      19,331       21,484
     Property and equipment..............................        --            602
     Other investments...................................        --          3,335
     Deferred revenue....................................        --          2,749
     Reserve accruals....................................       3,558        8,172
                                                            ---------    ---------
                    Total deferred tax assets ...........      66,178      116,312
Deferred tax liabilities:
     Capitalized software ...............................     (12,792)     (69,864)
     Property and equipment..............................      (1,850)        --
     Deferred revenue....................................         (49)        --
     Intangible assets ..................................     (11,526)    (174,482)
     Prepaid expenses....................................        (980)         (94)
                                                            ---------    ---------
                    Total deferred tax liabilities ......     (27,197)    (244,440)
                                                            ---------    ---------
                     Net deferred tax asset (liabilities)   $  38,981    $(128,128)
                                                            =========    =========

                     CHECKFREE CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


At June 30, 2001, the Company has approximately $187,693,000 of state and $181,672,000 of federal net operating loss carryforwards available, expiring in 2009 to 2015 and 2009 to 2021, respectively. Additionally, at June 30, 2001, the Company has approximately $812,000 of state and $3,723,000 of federal tax credit carryforwards available, expiring in 2008 to 2011 and 2009 to 2021, respectively.

The realization of the Company's deferred tax assets, which relate primarily to net operating loss carryforwards and temporary differences is dependent on generating sufficient taxable income in future periods. Although realization is not assured, management believes it is more likely than not that the net deferred tax assets will be realized.

NOTE 7. PROPERTY AND EQUIPMENT

The components of property and equipment are as follows (in thousands):



                                                                 JUNE 30,
                                                       ------------------------
                                                           2000         2001
                                                       -----------   ----------
Land and land improvements ...........................   $  4,944     $  4,944
Building and building improvements ...................     39,992       50,732
Computer equipment and software licenses .............    101,662      132,850
Furniture and equipment ..............................     14,071       16,894
                                                         --------     --------
               Total .................................    160,669      205,420
Less accumulated depreciation and amortization .......     67,455       96,194
                                                         --------     --------
                Property and equipment, net ..........   $ 93,214     $109,226
                                                         ========     ========

Depreciation expense totaled $17,801,000, $22,915,000 and $30,442,000 for the years ended June 30, 1999, 2000 and 2001, respectively.

NOTE 8. INTANGIBLE ASSETS

The components of the Company's various intangible assets are as follows (in thousands):


                                                                              JUNE 30,
                                                                      -----------------------
                                                                         2000         2001
                                                                      ----------   ----------
Capitalized Software:
       Product technology from acquisitions and strategic agreement   $   35,427   $  252,378
       Internal development costs .................................       16,799       21,771
                                                                      ----------   ----------
                Total .............................................       52,226      274,149
       Less:  accumulated amortization ............................       15,037       87,128
                                                                      ----------   ----------
                Capitalized software, net .........................   $   37,189   $  187,021
                                                                      ==========   ==========

Goodwill:
       Goodwill ...................................................   $  230,550   $1,009,834
       Less:  accumulated amortization ............................      189,665       17,245
                                                                      ----------   ----------
                  Goodwill, net ...................................   $  213,305   $  820,169
                                                                      ==========   ==========

Strategic agreements:
       Strategic agreements .......................................   $     --     $  744,424
       Less:  accumulated amortization ............................         --        101,212
                                                                      ----------   ----------
                  Strategic agreements, net .......................   $     --     $  643,212
                                                                      ==========   ==========

                     CHECKFREE CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


Other intangible assets:
     Workforce ....................................    $  8,771       $ 11,944
     Tradenames ...................................      19,668         47,968
     Customer base ................................      16,358         45,358
     Covenants not to compete .....................       1,200          1,200
                                                       --------       --------
              Total ...............................      45,997        106,470
     Less accumulated amortization ................       8,022         59,352
                                                       --------       --------
              Other intangible assets, net ........    $ 37,975       $ 47,118
                                                       ========       ========


Significant additions to intangible assets resulted from the acquisitions and strategic agreement described in Notes 2 and 3, respectively.

Amortization of intangible assets totaled $6,829,000, $19,915,000 and $397,053,000 for the years ended June 30, 1999, 2000 and 2001, respectively.

NOTE 9. ACCRUED LIABILITIES

The components of accrued liabilities are as follows (in thousands):


                                                               JUNE 30,
                                                      --------------------------
                                                          2000           2001
                                                      -----------    -----------
Compensation and benefits ....................          $25,288        $33,141
Other ........................................           18,670         26,949
                                                        -------        -------
                Total ........................          $43,958        $60,090
                                                        =======        =======

NOTE 10. LINE OF CREDIT

On October 25, 1999, the Company executed an amendment to its working capital line-of-credit agreement. The amendment extended the term of the line through December 31, 1999, and changed certain financial covenants contained in the agreement.

In January 2000, the Company completed a new line-of credit agreement, which matures on December 30, 2002. The agreement, which carries an interest rate of LIBOR plus 200 basis points or Prime, enables the Company to borrow up to $30 million and contains certain financial and operating covenants.

On February 20, 2001, the Company executed an amendment to the working capital line-of-credit agreement dated January 2000 to extend the term of the line through December 30, 2003. In addition, certain financial covenants contained in the agreement were changed to reflect acquisitions made during the fiscal year.

No amounts were outstanding under the line at June 30, 2000 and 2001.

NOTE 11. CONVERTIBLE SUBORDINATED NOTES

On November 29, 1999, the Company issued $172.5 million of 6.5% convertible subordinated notes that are due on December 1, 2006. Interest on the notes is payable on June 1 and December 1 of each year, commencing June 1, 2000. The notes may be converted, at the holder's option, into 13.6612 shares of common stock per $1,000 of note value and the Company may redeem the notes at any time on or after December 1, 2002. At June 30, 2001, none of the notes had been converted to common stock. Interest expense on the notes for the years ended June 30, 2000 and 2001 was $7,307,000 and $12,119,000, respectively.

                     CHECKFREE CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


NOTE 12. OBLIGATIONS UNDER CAPITAL LEASES

During 1993, the Company entered into a 20-year lease with the Department of Development of the State of Ohio for land and an office building located in Columbus, Ohio. The Company had the option to purchase the land and building for $1 at the termination of the lease and thus, the Company recorded the transaction as a capital lease. In June 1999, the Company completed a tax-free exchange of property involving the land and building under this capital lease. In order to exercise its purchase option and complete the transaction, the Company paid $2.5 million of principal obligations under the lease, and placed an additional $3.6 million in escrow. The Company and the State of Ohio entered into an escrow agreement whereby the funds deposited were used to make scheduled principal and interest payments through September 1, 2000, and retire the remaining principal obligation at that date. The net gain resulting from the sale of the property amounted to $1.1 million and is included in the Net Gain on Dispositions of Assets in the Company's 1999 Consolidated Statement of Operations. Amounts deposited with the escrow trustee are included in current and noncurrent assets and liabilities, based on the respective principal repayment dates, in the Company's June 30, 2000 Consolidated Balance Sheet.

The Company also leases certain equipment and software licenses under capital leases. The Company is required to pay certain taxes, insurance and other expenses related to the leased property.

The following is a summary of property under capital leases included in the accompanying consolidated balance sheets (in thousands):


                                                                    JUNE 30,
                                                               -----------------
                                                                2000       2001
                                                               ------     ------
Equipment and software licenses ..........................     $3,654     $8,122
Less accumulated depreciation and amortization ...........      2,585      3,190
                                                               ------     ------
                Property under capital leases, net .......     $1,069     $4,932
                                                               ======     ======


Future minimum lease payments required by the capital leases and the net future minimum lease payments are as follows (in thousands):


FISCAL YEAR ENDING JUNE 30,
2002 .............................................................        $1,610
2003 .............................................................         1,610
2004 .............................................................         1,610
2005 .............................................................         1,364
2006 .............................................................           177
Thereafter .......................................................          --
                                                                          ------
               Total future minimum lease payments ...............         6,371
Less amount representing interest ................................         1,231
                                                                          ------
               Net future minimum lease payments .................        $5,140
                                                                          ======


      NOTE 13.  OPERATING LEASES

      The Company leases certain office space and equipment under operating leases. Certain leases contain renewal options and generally provide that the Company shall pay for insurance, taxes and maintenance. In addition, certain leases include rent escalations throughout the terms of the leases. Total expense under all operating lease agreements for the years ended June 30, 1999, 2000 and 2001, was $13,413,000, $19,095,000 and
      $26,519,000, respectively.

                     CHECKFREE CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


Minimum future rental payments under these leases are as follows (in thousands):

FISCAL YEAR ENDING JUNE 30,
2002 ...........................................................        $ 23,625
2003 ...........................................................          20,159
2004 ...........................................................          14,465
2005 ...........................................................           8,866
2006 ...........................................................           8,077
Thereafter .....................................................          44,703
                                                                        --------
               Net future minimum lease payments ...............        $119,895
                                                                        ========


NOTE 14. EMPLOYEE BENEFIT PLANS

RETIREMENT PLAN - The Company has a defined contribution 401(k) retirement plan covering substantially all of its employees. Under the plan eligible employees may contribute a portion of their salary until retirement and the Company, at its discretion, may match a portion of the employee's contribution. Total expense under the plan amounted to $1,218,000, $2,886,000 and $3,528,000, for the years ended June 30, 1999, 2000 and 2001, respectively.

DEFERRED COMPENSATION PLAN - In January 1999, the Company established a deferred compensation plan (the "DCP") covering highly compensated employees as defined by the DCP. Under the plan, eligible employees may contribute a portion of their salary on a pre-tax basis. The DCP is a non-qualified plan, therefore the associated liabilities are included in the Company's June 30, 2000 and 2001 Consolidated Balance Sheets. In addition, the Company has established a rabbi trust to finance obligations under the DCP with corporate-owned life insurance policies on participants. The cash surrender value of such policies is also included in the Company's June 30, 2000 and 2001 Consolidated Balance Sheets. Total expense under the DCP for the periods ended June 30, 2000 and 2001 amounted to $162,000 and $77,000, respectively.

GROUP MEDICAL PLANS - Effective January 1, 2000, the Company converted all of its employees to a group medical self-insurance plan. The Company has employed an administrator to manage this plan. Under terms of this plan, both the Company and eligible employees are required to make contributions. The administrator reviews all claims filed and authorizes the payment of benefits. The Company has stop-loss insurance coverage on all individual claims exceeding $150,000. Prior to January 1, 2000, the Company had a group medical self-insurance plan covering certain of its employees, and medical insurance coverage under managed care health plans covering the remaining employees. Total expense for medical insurance coverage amounted to $4,430,000, $7,359,000, and $11,116,000 for the years ended June 30, 1999, 2000 and 2001, respectively. Under the self-insurance plans, the Company expenses amounts as claims are incurred and recognizes a liability for incurred but not reported claims. At June 30, 2000 and 2001, the Company accrued $2,513,000 and $4,061,000, respectively, as a liability for costs incurred but not paid under these plans.

In December 1998, a subsidiary, CheckFree Management Corporation, was created to administer the Company's employee medical benefits program. The Company owns a controlling interest in the subsidiary, and therefore, the accompanying consolidated financial statements include the subsidiary's results of operations.

NOTE 15. CAPITAL STOCK

On November 1, 2000, the Company's stockholders approved an increase in the number of authorized shares of the Company from 165,000,000 to 550,000,000, consisting of 500,000,000 shares of common stock, $.01 par value, 48,500,000 shares of preferred stock, $.01 par value, and 1,500,000 shares of Series A Junior Participating Cumulative Preferred Stock, $.01 par value. The preferred stock may be issued in one or more series and may be established with such relative voting, dividend, redemption, liquidation, conversion and other powers, preferences, rights, qualifications, limitations and restrictions as the Board of Directors may determine without further stockholder approval. No preferred shares have been issued.

                     CHECKFREE CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


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

NOTE 16. TRANSACTIONS INVOLVING EQUITY INSTRUMENTS

EMPLOYEE PLANS

During 1995, the Company adopted the 1995 Stock Option Plan (the "1995 Plan). The 1995 Plan replaces in its entirety the 1993 Stock Option Plan (the "1993 Plan"). The options granted under the 1995 and 1993 Plans may be either incentive stock options or non-statutory stock options. The terms of the options granted under the 1995 and 1993 Plans are at the sole discretion of a committee of members of the Company's Board of Directors, not to exceed ten years. Generally, options vest at either 33% or 20% per year from the dated of grant. The 1995 Plan originally provided that the Company may grant options for not more than 5,000,000 shares of common stock to certain key employees, officers and directors. In November of 1998 and again in November of 2000, the 1995 Plan was amended by a vote of the Company's shareholders to extend the maximum option grants to not more than 8,000,000 shares and not more than 12,000,000 shares, respectively. Options granted under the 1995 and 1993 Plans are exercisable according to the terms of each option, however, in the event of a change in control or merger as defined, the options shall become immediately exercisable. At June 30, 2001, 4,100,085 additional shares are available for grant in the aggregate for all Plans.

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

The following table summarizes stock option activity from July 1, 1998 to June 30, 2001:

                                                                          YEAR ENDED
                                         ------------------------------------------------------------------------------
                                              JUNE 30, 1999               JUNE 30, 2000             JUNE 30, 2001
                                         ----------------------- ------------------------------------------------------
                                                       WEIGHTED                    WEIGHTED                   WEIGHTED
                                                       AVERAGE                     AVERAGE                    AVERAGE
                                          NUMBER OF    EXERCISE       NUMBER       EXERCISE     NUMBER OF     EXERCISE
                                           SHARES        PRICE      OF SHARES       PRICE        SHARES        PRICE
                                         ------------ ---------- ---------- -------------------------------------------
Outstanding - Beginning of period ....    4,365,562    $   15.23     5,196,600    $   18.69     6,161,785    $   30.86
Granted ..............................    1,575,057        36.40     1,476,957        74.45     2,049,049        46.71
Assumed with BlueGill acquisition ....           --           --       637,746         4.31            --           --
Exercised ............................     (354,758)        4.56      (794,778)       12.32      (635,205)       10.92
Cancelled ............................     (389,261)       16.12      (354,740)       27.16      (447,488)       34.24
                                          ---------                  ---------                  ---------
Outstanding - End of period ..........    5,196,600    $   18.69     6,161,785    $   30.86     7,128,141    $   36.96
                                          =========    =========     =========    =========     =========    =========
Options  exercisable  at end of period    1,394,269    $    9.00     1,850,887    $   13.58     2,588,418        26.40
                                          =========    =========     =========    =========     =========    =========
Weighted average per share value of
options granted during the year ......                 $   17.65                  $   48.16                  $   32.06
                                                       =========                  =========                  =========

      The following table summarizes information about options outstanding at June 30, 2001:

                                                    OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                                          ----------------------------------------- ----------------------
                                                            WEIGHTED AVERAGE          WEIGHTED AVERAGE
                                                       ---------------------------- ----------------------
      RANGE OF EXERCISE PRICE                              REMAINING
                                                          CONTRACTUAL     EXERCISE                EXERCISE
                                            NUMBER           LIFE           PRICE      NUMBER       PRICE
                                          -----------  ----------------  ---------- ----------- ----------
$ 0.01 - $ 15...........................   2,401,968          5.5       $    8.55    1,353,596   $    6.16
$15.01 - $ 30.00........................     461,833          6.7           22.24      308,218       22.49
$30.01 - $ 60.00........................   3,467,498          8.8           45.24      702,933       43.95
$60.01 - $ 90.00........................     275,050          8.6           77.43       48,070       79.54
$90.01 - $120.00........................     521,792          8.5          104.50      175,601      104.50
                                           ---------                                 ---------
                                           7,128,141                    $   36.96    2,588,418   $   26.40
                                           =========                    =========    =========   =========


The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in the years ended June 30, 1999, 2000 and 2001, respectively: dividend yield of 0% in all periods; expected volatility of 49%, 83% and 98%; risk-free interest rates of 5.87%, 6.30%, and 5.62%; and expected lives of two to seven years.

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

Under the 1997 Associate Stock Purchase Plan, effective for the six-month period beginning January 1, 1997, the Company is authorized to issue up to 1,000,000 shares of Common Stock to its full-time employees, nearly all of whom are eligible to participate. Under the terms of the Plan, employees can choose, every six months, to have up to 15% of their salary withheld to purchase the Company's Common Stock. The purchase price of the stock is 85% of the lower of its beginning-of-period or end-of-period market price. Participation in the plan by eligible employees has ranged from 30% to 50% in any given six-month period. Under the Plan, 48,748 shares were issued in January of 1999, 46,819 in July of 1999, 52,191 in January of 2000 and 34,941 in July of 2000, 56,901 in January of 2001 and 79,058 in July of 2001 from employees' salary withholdings from the respective previous six-month period. As of June 30, 2001 there were 601,973 shares available for future issuance to the Associate Stock Purchase Plan. Following is a summary of the weighted average fair market value of this look-back option estimated on the grant date using the Black-Scholes option pricing model, and the related assumptions used:

                     CHECKFREE CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


                               December 31,   June 30,    December 31,   June 30,    December 31,    June 30,
                                   1998        1999          1999          2000         2000           2001
                               -------------------------------------------------------------------------------
Fair value of options ....     $    7.18     $    5.51     $    8.93     $   29.15     $   11.63     $    9.28
Assumptions:
   Risk-free interest rate          4.9%          4.9%          5.8%          5.8%          4.4%          4.4%
   Expected life .........      3 months      3 months      3 months      3 months      3 months      3 months
   Volatility ............         49.0%         49.0%         83.4%         83.4%         98.2%         98.2%
   Dividend yield ........          0.0%          0.0%          0.0%          0.0%          0.0%          0.0%

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

                                                    YEAR ENDED JUNE 30,
                                        ----------------------------------------
                                            1999          2000          2001
                                        -----------  ------------   -----------
Pro forma net income (loss) ..........  $     1,032  $    (54,030)  $  (402,340)
                                        ===========  ============   ===========
Pro forma net income (loss) per share;
      Basic and Diluted ..............  $      0.02  $      (1.01)  $     (4.98)
                                        ===========  ============   ===========

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

In January 1997 the Board of Directors approved an amendment to the Company's 401(k) plan, which authorized up to 1,000,000 shares of Common Stock for the Company's matching contribution. The Company issued 74,981 shares in August 1998, 36,226 shares in August of 1999 and 51,834 shares in August 2000 to fund its 401(k) match that had accrued during the years ended June 30, 1998, 1999 and 2000, respectively. As of June 30, 2001 there were 758,702 shares available for future contributions to the 401(k) plan.

STOCK RELATED TRANSACTIONS WITH THIRD PARTIES

As described below, the Company has issued certain stock warrants to third parties and has accounted for the issuance of such warrants in accordance with the provisions of EITF 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

In October 2000, the Company completed an agreement to acquire various electronic billing and payment assets from Bank of America in exchange for 10 million shares of the Company's common stock. Bank of America has the ability to earn warrants on up to 10 million additional shares, eight million of which vest upon achievement of specific levels of subscriber adoption of electronic billing and payment services and separately, two million upon achievement of specific levels of electronic bills presented to those subscribers. Upon the vesting of these warrants becoming probable, the Company will record a charge for the fair value of the warrants, based on a Black-Scholes valuation which will take into consideration the market value of our stock, the $32.50 strike price of the warrants, the volatility of our stock and the applicable risk-free interest rate at that time.

                     CHECKFREE CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

In October 1999, the Company entered into an agreement with one of its customers. Under the terms of the agreement, the customer purchased 250,000 shares of the Company's stock, has been issued warrants on one million shares, and has the ability to earn warrants on up to two million additional shares. All warrants are exercisable on September 15, 2002 contingent upon achievement of various annual revenue targets and maintaining the continued existence of the agreement through that date. Upon the vesting becoming probable, the Company will record a charge for the fair value of the warrants, based on a Black-Scholes valuation which will take into consideration the market value of our stock, the $39.25 strike price, the volatility of our stock and the applicable risk-free interest rate at that time.

In January 1998 the Company entered into a 10-year processing agreement with a strategic partner. Under the terms of the agreement, the partner acquired 10-year warrants exercisable at $20 15/16 for 10 million shares of the Company's Common Stock. Three million warrants vested upon the execution of a related processing outsourcing agreement on March 9, 1998 which resulted in the Company recording a non-cash charge of $32.4 million. The charge was based on a Black-Scholes option pricing model valuation of $10.80 per share using the following assumptions: risk-free rate of 5.7%, expected life of 10 years, and volatility rate of 56.4%. Any shares acquired by the strategic partner under the terms of this agreement are subject to certain transfer and other restrictions. During each of the fiscal years ended June 30, 2000 and 2001 the strategic partner exercised 750,000 of the vested options and 1,500,000 remain outstanding. During the year ended June 30, 2001, the strategic partner's business was dissolved and therefore does not have the ability to earn any of the remaining seven million warrants.

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

CONVERTIBLE SUBORDINATED NOTES

In November 1999 the Company issued $172.5 million of convertible subordinated notes. Each $1,000 note may be converted, at the holder's option, into 13.6612 shares of common stock at a conversion rate of $73.20 per share. The fair market value of the Company's stock on June 30, 2001 was $35.07 per share. Please refer to Note 11 for further information regarding the convertible subordinated notes.

NOTE 17. EARNINGS PER SHARE

The following table reconciles the differences in income and shares outstanding between basic and dilutive for the periods indicated (in thousands, except per share data):

                                      Year Ended June 30, 1999        Year Ended June 30, 2000          Year Ended June 30, 2001
                                 --------------------------------  --------------------------------  ------------------------------
                                   Income      Shares    Per-Share   Income      Shares    Per-Share  Income      Shares   Per-Share
                                (Numerator) (Denominator) Amount  (Numerator) (Denominator) Amount  (Numerator) (Denominator) Amount
                                 ---------- ------------ --------- ---------- ------------- -------- ----------  -----------  -----
Basic EPS ....................... $  10,457     52,444   $   0.20  $  (32,320)   53,367  $  (0.61)   (363,135)     80,863     (4.49)
                                                         ========                        ========                            ======
Effective of dilutive securities:
    Options and warrants ........      --        4,085                  --        --                    --          --
    Convertible notes ...........      --         --                    --        --                    --          --
                                  ---------  ---------             ----------    ------             ---------   ---------
Diluted EPS ..................... $  10,457     56,529   $   0.18  $  (32,320)   53,367  $  (0.61)  $(363,135)     80,863  $  (4.49)
                                  =========  =========   ========  ==========    ======  =========  =========   =========  ========

                     CHECKFREE CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


Anti-dilution provisions of SFAS 128 require consistency between diluted per-common-share amounts and basic per-common-share amounts in loss periods. The number of anti-dilutive equivalent shares excluded from the per-share calculations is 6,157,241 and 5,561,894 for the years ended June 30, 2000 and 2001, respectively. The after-tax effect of interest expense on the convertible subordinated notes of approximately $4,384,000 and $9,198,000 for the years ended June 30, 2000 and 2001, respectively, has not been added back to the numerator, as its effect would be anti-dilutive.

      NOTE 18.  SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION


                                                                 YEAR ENDED JUNE 30,
                                                     -----------------------------------------
                                                                   (IN THOUSANDS)
                                                         1999           2000           2001
                                                     -----------    -----------    -----------
Interest paid ....................................   $       618    $     5,982    $    12,119
                                                     ===========    ===========    ===========
Income taxes paid (received), net ................   $     1,688    $      (229)   $    (1,442)
                                                     ===========    ===========    ===========
Supplemental disclosure of non-cash investing and
     financing activities:
     Capital lease additions and purchase of other
          long-term assets .......................   $     3,379    $     5,688    $     5,716
                                                     ===========    ===========    ===========
     Stock funding of 401(k) match ...............   $       963    $     1,059    $     2,487
                                                     ===========    ===========    ===========
     Purchase price of business acquisitions .....   $    19,100    $   239,900    $ 1,351,649
          Issuance of common stock and stock
            options pursuant to acquisitions .....       (18,000)      (240,000)    (1,350,083)
          Liabilities assumed ....................          (887)          --
          Cash acquired in acquisitions ..........           (23)        (9,052)       (97,200)
          Acquisition costs paid in prior period
                                                            --             --             (965)
                                                     -----------    -----------    -----------
               Net cash paid (received) ..........   $       190    $    (9,152)   $   (96,599)
                                                     ===========    ===========    ===========

NOTE 19. BUSINESS SEGMENTS

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

                     CHECKFREE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


The accounting policies of the segments are the same as those described in
Note 1 "Summary of Significant Accounting Policies". The Company evaluates performance based on revenues and operating income (loss) of the respective segments. Segment operating income (loss) excludes intangible asset amortization, in-process research and development costs and significant one-time charges related to various business and asset acquisitions. There are no intersegment sales.

The following sets forth certain financial information attributable to the Company's business segments for the years ended June 30, 1999, 2000 and 2001 (in thousands):


                                                           YEAR ENDED JUNE 30,
                                             ---------------------------------------------
                                                  1999           2000           2001
                                             -----------    -----------    ---------------
Revenues:
     Electronic Commerce ...........         $   169,443    $   213,391    $   301,532
     Software ......................              41,384         42,012         62,175
     Investment Services ...........              39,304         54,792         69,613
                                             -----------    -----------    -----------
              Total ................         $   250,131    $   310,195    $   433,320
                                             ===========    ===========    ===========

Operating income (loss):
      Electronic Commerce ..........         $    (3,126)   $   (18,248)   $   (13,083)
      Software .....................              15,931         10,536            837
      Investment Services ..........              11,250         15,830         20,347
      Corporate ....................             (23,348)       (26,120)       (35,746)
Purchase accounting amortization ...              (6,815)       (18,517)      (393,436)
One time marketing charge ..........                --             --          (25,000)
In-process research and development               (2,201)        (6,900)       (18,600)
Net gain on disposition of assets ..               4,576           --             --
                                             ===========    ===========    ===========
                Total Operating Loss         $    (3,733)   $   (43,419)   $  (464,681)
                                             ===========    ===========    ===========


Identifiable assets:
     Electronic Commerce ...........         $    80,223    $   102,220    $ 1,603,069
     Software ......................              34,194        273,120        206,746
     Investment Services ...........              49,098         47,246         50,113
     Corporate .....................              89,246        290,528        324,025
                                             -----------    -----------    -----------
           Total ...................         $   252,761    $   713,114    $ 2,183,953
                                             ===========    ===========    ===========

Capital expenditures:
      Electronic Commerce ..........         $     9,258    $    18,299    $    28,355
      Software .....................               1,189          1,773          2,938
      Investment Services ..........               4,764          2,868          6,771
      Corporate ....................              25,233         16,555          9,317
                                             -----------    -----------    -----------
            Total ..................         $    40,444    $    39,495    $    47,381
                                             ===========    ===========    ===========

Depreciation and amortization:
       Electronic Commerce .........         $    14,214    $    19,282    $   350,277
       Software ....................               2,069         12,317         62,485
       Investment Services .........               5,336          7,634          9,421
       Corporate ...................               3,011          3,597          5,312
                                             -----------    -----------    -----------
              Total ................         $    24,630    $    42,830    $   427,495
                                             ===========    ===========    ===========

                     CHECKFREE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


No single customer accounted for 10% or more of consolidated revenues for the years ended June 30, 1999 and 2000. For the year ended June 30, 2001, one customer accounted for $44.5 million of consolidated revenues. Revenues for that customer were generated through the Electronic Commerce and Software segments. Foreign sales for the years ended June 30, 1999 and 2000 were insignificant. Foreign sales, based on the location of the customer, for the year ended
June 30, 2001 were $7,636,000.

Long-lived assets by geographic area are as follows (in thousands):

                                          YEAR ENDED JUNE 30,
                                     ------------------------
                                         2000        2001
                                     ----------   -----------
               United States .....   $  380,695   $1,804,275
               Other .............          988        2,471
                                     ----------   ----------
                        Total.....   $  381,683   $1,806,746
                                     ==========   ==========


NOTE 20. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following quarterly financial information for the years ended June 30, 2000 and 2001 includes all adjustments necessary for a fair presentation of quarterly results of operations: (In thousands, except per share data):


                                                                            QUARTER ENDED
                                                 --------------------------------------------------------------------

                                                  SEPTEMBER 30       DECEMBER 31         MARCH 31          JUNE 30
                                                 ---------------    ---------------    -------------     ------------
FISCAL 2000
Total revenue .......................            $  69,020           $  72,969          $  79,706         $  88,500
Loss from operations ................               (6,365)             (6,275)            (5,773)          (25,006)
Net loss ............................               (3,936)             (3,969)            (3,873)          (20,542)
Basic earnings per share:
     Net loss per common share ......            $   (0.08)          $   (0.08)         $   (0.07)        $   (0.36)
                                                 =========           =========          =========         =========
     Equivalent number of shares ....               51,848              52,200             52,716            56,721
                                                 =========           =========          =========         =========
Diluted earnings per share:
     Net loss per common share ......            $   (0.08)          $   (0.08)         $   (0.07)        $   (0.36)
                                                 =========           =========          =========         =========
     Equivalent number of shares ....               51,848              52,200             52,716            56,721
                                                 =========           =========          =========         =========

FISCAL 2001
Total revenue .......................            $  90,757           $ 107,721          $ 113,069         $ 121,773
Loss from operations ................              (76,363)           (150,570)          (123,255)         (114,493)
Net loss ............................              (58,358)           (116,022)          (101,067)          (87,688)
Basic earnings per share:
     Net loss per common share ......            $   (0.91)          $   (1.34)         $   (1.17)        $   (1.01)
                                                 =========           =========          =========         =========
     Equivalent number of shares ....               64,216              86,286             86,682            86,774
                                                 =========           =========          =========         =========
Diluted earnings per share:
     Net loss per common share ......            $   (0.91)          $   (1.34)         $   (1.17)        $   (1.01)
                                                 =========           =========          =========         =========
     Equivalent number of shares ....               64,216              86,286             86,682            86,774
                                                 =========           =========          =========         =========


The sum of the quarterly loss per share does not equal the year-to-date loss per share for the respective fiscal periods, due to changes in the number of shares outstanding at each quarter-end.

NOTE 21. COMMITMENTS

In March 2001 the Company amended an existing agreement for software to be used in conjunction with its electronic commerce business. The software is to be licensed in incremental units over the term of the agreement to coincide with the growth of the Company's business. Total commitments under the amended agreement amount to $11 million over the next five years.

                     CHECKFREE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


NOTE 22. GUARANTOR FINANCIAL INFORMATION

CheckFree Management Corporation is a guarantor of the Company's $172,500,000 convertible subordinated notes that were issued November 29, 1999. CheckFree Management Corporation was formed as a medical claims management subsidiary in order to appropriately minimize, control, and manage the medical claims liabilities of the Company and its subsidiaries. As of June 30, 2000 and 2001, the Company and its subsidiaries own approximately 89% of CheckFree Management Corporation. In previous years, due to the relative value of the total assets of CheckFree Management Corporation to the total consolidated assets of the Company, we were required to provided separate financial statements for and disclose certain financial information about CheckFree Management Corporation. As of June 30, 2001, the assets of CheckFree Management Corporation represent less than 2% of the total consolidated assets of the Company, and therefore, separate financial statements and financial disclosures are not deemed significant.