Form 10-K/A, Exhibit 13
period 2001-06-30
CHECKFREE CORP \GA\
filed 2001-09-28
CIK 949341

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
                                                                                   ===========          ===========


                 See notes to consolidated financial statements

                                                                      Exhibit 13

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                             Year Ended June 30,
                                                 --------------------------------------------
                                                     1999            2000            2001
                                                 ------------    ------------    ------------
                                                        (In thousands, except share data)
REVENUES:
     Processing and servicing ................   $    201,059    $    261,621    $    362,051
     License fees ............................         15,975          16,818          30,180
     Maintenance fees ........................         17,746          18,752          21,332
     Other ...................................         15,351          13,004          19,757
                                                 ------------    ------------    ------------
                    Total revenues ...........        250,131         310,195         433,320

EXPENSES:
     Cost of processing, servicing and support        146,704         182,540         255,528
     Research and development ................         21,085          35,631          55,621
     Sales and marketing .....................         32,354          44,782          90,283
     General and administrative ..............         31,466          40,931          50,474
     Depreciation and amortization ...........         24,630          42,830         427,495
     In-process research and development .....          2,201           6,900          18,600
                                                 ------------    ------------    ------------
                    Total expenses ...........        258,440         353,614         898,001
     Net gain on dispositions of assets ......          4,576            --              --
                                                 ------------    ------------    ------------
LOSS FROM OPERATIONS .........................         (3,733)        (43,419)       (464,681)
OTHER:
     Interest income .........................          2,799           7,689          15,415
     Interest expense ........................           (618)         (8,027)        (13,154)
     Loss on investments .....................           --              --           (16,077)
                                                 ------------    ------------    ------------
LOSS BEFORE INCOME TAXES .....................         (1,552)        (43,757)       (478,497)
INCOME TAX BENEFIT ...........................        (12,009)        (11,437)       (115,362)
                                                 ------------    ------------    ------------
NET INCOME (LOSS) ............................   $     10,457    $    (32,320)   $   (363,135)
                                                 ============    ============    ============

BASIC EARNINGS (LOSS) PER SHARE:
     Net income (loss) per common share ......   $       0.20    $      (0.61)   $      (4.49)
                                                 ============    ============    ============
     Equivalent number of shares .............     52,444,375      53,367,339      80,863,100
                                                 ============    ============    ============
DILUTED EARNINGS (LOSS) PER SHARE:
     Net income (loss) per common share ......   $       0.18    $      (0.61)   $      (4.49)
                                                 ============    ============    ============
     Equivalent number of shares .............     56,529,165      53,367,339      80,863,100
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