Form 10-K/A, Exhibit 13
period 2001-06-30
CHECKFREE CORP \GA\
filed 2001-10-04
CIK 949341

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



                                                                                                   YEAR ENDED JUNE 30,
                                                                                    -----------------------------------------------
                                                                                       1999              2000                2001
                                                                                    ---------          ---------          ---------
                                                                                                    (IN THOUSANDS)
Operating Revenue:
     Electronic Commerce ..................................................         $ 169,443          $ 213,391          $ 301,532
     Investment Services ..................................................            39,304             54,792             69,613
     Software .............................................................            41,384             42,012             62,175
                                                                                    ---------          ---------          ---------
               Total Operating Revenue ....................................         $ 250,131          $ 310,195          $ 433,320
                                                                                    =========          =========          =========

Operating Income (Loss):
     Operating Income (Loss) Excluding Specific Items:
          Electronic Commerce .............................................         $  (3,126)         $ (18,248)         $ (13,083)
          Investment Services .............................................            11,250             15,830             20,347
          Software ........................................................            15,931             10,536                837
          Corporate .......................................................           (23,348)           (26,120)           (35,746)
     Specific Items:
           Purchase accounting amortization ...............................            (6,815)           (18,517)          (393,436)
           In-process research and development ............................            (2,201)            (6,900)           (18,600)
           One time marketing charge ......................................              --                 --              (25,000)
           Net gain on dispositions of assets .............................             4,576               --                 --
                                                                                    ---------          ---------          ---------
                  Total Operating Loss ....................................         $  (3,733)         $ (43,419)         $(464,681)
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
                                           ===========          ===========         ===========


                 See notes to consolidated financial statements

                     CHECKFREE CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                          YEAR ENDED JUNE 30,
                                                                           -------------------------------------------------
                                                                               1999               2000             2001
                                                                           --------------     -------------    -------------
                                                                                             (IN THOUSANDS)
OPERATING ACTIVITIES:
     Net income (loss) .................................................   $  10,457           $ (32,320)       $(363,135)
     Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
     Write off of in-process research and development ..................       2,201               6,900           18,600
     Loss on investments ...............................................        --                  --             16,077
     Depreciation and amortization .....................................      24,630              42,830          427,495
     Deferred income tax provision .....................................         854             (11,437)        (115,362)
     Net (gain) loss on dispositions of assets .........................      (4,576)               --               --
     Net loss on sale of property and equipment ........................        --                  --                 56
     Purchases of investments- Trading .................................     (10,416)            (19,002)         (12,369)
     Proceeds from maturities and sales of investments, net- Trading ...      24,683              22,608           19,029
     Change in certain assets and liabilities (net of acquisitions and dispositions):
          Accounts receivable ..........................................      (6,976)            (14,499)         (30,510)
          Prepaid expenses and other ...................................       1,434                 644            1,688
          Accounts payable .............................................         988              (4,153)           8,926
          Accrued liabilities and other ................................      (2,194)             20,259           16,808
          Deferred revenue .............................................       1,739               9,188           10,698
          Income tax accounts ..........................................     (17,253)                 (2)           1,765
                                                                           ---------           ---------        ---------
                    Net cash provided by (used in) operating activities       25,571              21,016             (234)
INVESTING ACTIVITIES:
    Purchase of property and software ..................................     (40,444)            (39,495)         (41,701)
    Proceeds from sale of assets .......................................      18,435                --              2,257
    Proceeds from repayment of note receivable .........................      14,882                --               --
    Capitalization of software development costs .......................      (8,031)             (7,576)          (4,927)
    Purchase of business, net of cash acquired .........................        (190)              9,152           96,599
    Capitalization of strategic agreement costs ........................        --                  --            (10,279)
    Purchases of investments- Held to maturity .........................      (1,875)            (70,796)        (145,997)
    Proceeds from maturities and sales of investments- Held to maturity        1,006               9,780           79,041
    Purchase of other investments ......................................        --               (10,000)          (1,881)
                                                                           ---------           ---------        ---------
                    Net cash provided by (used in) investing activities      (16,217)           (108,935)         (26,888)
FINANCING ACTIVITIES:
     Principal payments under capital lease obligations ................      (3,327)             (1,495)          (3,847)
     Escrow deposit associated with capital lease obligation ...........      (3,637)               --               --
     Proceeds from stock options exercised .............................       2,926               9,721            6,940
     Proceeds from employee stock purchase plan ........................       1,931               2,903            4,374
     Purchase of treasury stock ........................................     (31,336)               --               --
     Proceeds from sale of stock and exercise of warrants ..............        --                25,515           15,703
     Proceeds from issuance of convertible subordinated notes ..........        --               166,903             --
                                                                           ---------           ---------        ---------
                    Net cash provided by (used in) financing activities      (33,443)            203,547           23,170
                                                                           ---------           ---------        ---------
NET INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS ..................................................     (24,089)            115,628           (3,952)
CASH AND CASH EQUIVALENTS:
     Beginning of period ...............................................      36,535              12,446          128,074
                                                                           ---------           ---------        ---------
     End of period .....................................................   $  12,446           $ 128,074        $ 124,122
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

The values ascribed to intangible assets acquired as a result of the agreement and their respective useful lives are as follows:

                                             INTANGIBLE         USEFUL
                                               ASSET             LIFE
                                          ---------------     ----------
                                           (IN THOUSANDS)
Strategic agreement ..................     $249,424            10.0 yrs
Existing product technology ..........        7,659             1.5 yrs
Workforce ............................        3,173             3.0 yrs

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
                                            =========    =========    =========

      Income tax expense differs from the amounts computed by applying the U.S. federal statutory income tax rate of 35% to income before income taxes as a result of the following (in thousands):


                                                             YEAR ENDED JUNE 30,
                                                 ---------------------------------------
                                                      1999         2000          2001
                                                 ------------- ------------ ------------
Computed "expected" tax benefit ................   $    (543)   $ (15,315)   $(167,243)
 Nondeductible in-process research and
   development of acquired businesses ..........         770        2,415        6,510
Nondeductible intangible amortization ..........       1,137        3,572       60,346
State and local taxes, net of federal
   income tax benefits .........................      (1,741)      (1,636)     (14,917)
Loss from medical benefits subsidiary ..........     (10,665)        --           --
Other, net .....................................        (967)        (473)         (58)
                                                   ---------    ---------    ---------
               Total income tax benefit ........   $ (12,009)   $ (11,437)   $(115,362)
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

NOTE 8. INTANGIBLE ASSETS

The components of the Company's various intangible assets are as follows (in thousands):


                                                                              JUNE 30,
                                                                      -----------------------
                                                                         2000         2001
                                                                      ----------   ----------
Capitalized Software:
       Product technology from acquisitions and strategic agreement   $   35,427   $  252,378
       Internal development costs .................................       16,799       21,771
                                                                      ----------   ----------
                Total .............................................       52,226      274,149
       Less:  accumulated amortization ............................       15,037       87,128
                                                                      ----------   ----------
                Capitalized software, net .........................   $   37,189   $  187,021
                                                                      ==========   ==========

Goodwill:
       Goodwill ...................................................   $  230,550   $1,009,834
       Less:  accumulated amortization ............................       17,245      189,665
                                                                      ----------   ----------
                  Goodwill, net ...................................   $  213,305   $  820,169
                                                                      ==========   ==========

Strategic agreements:
       Strategic agreements .......................................   $     --     $  744,424
       Less:  accumulated amortization ............................         --        101,212
                                                                      ----------   ----------
                  Strategic agreements, net .......................   $     --     $  643,212
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

The following table summarizes stock option activity from July 1, 1998 to June 30, 2001:


                                                                          YEAR ENDED
                                         ------------------------------------------------------------------------------
                                              JUNE 30, 1999               JUNE 30, 2000             JUNE 30, 2001
                                         ----------------------- ------------------------------------------------------
                                                       WEIGHTED                    WEIGHTED                   WEIGHTED
                                                       AVERAGE                     AVERAGE                    AVERAGE
                                          NUMBER OF    EXERCISE       NUMBER       EXERCISE     NUMBER OF     EXERCISE
                                           SHARES        PRICE      OF SHARES       PRICE        SHARES        PRICE
                                         ------------ ---------- ---------- -------------------------------------------
Outstanding - Beginning of period ....    4,365,562    $   15.23     5,196,600    $   18.69     6,161,785    $   30.86
Granted ..............................    1,575,057        36.40     1,476,957        74.45     2,049,049        46.71
Assumed with BlueGill acquisition ....           --           --       637,746         4.31            --           --
Exercised ............................     (354,758)        4.56      (794,778)       12.32      (635,205)       10.92
Cancelled ............................     (389,261)       16.12      (354,740)       27.16      (447,488)       34.24
                                          ---------                  ---------                  ---------
Outstanding - End of period ..........    5,196,600    $   18.69     6,161,785    $   30.86     7,128,141    $   36.96
                                          =========    =========     =========    =========     =========    =========
Options  exercisable  at end of period    1,394,269    $    9.00     1,850,887    $   13.58     2,588,418    $   26.40
                                          =========    =========     =========    =========     =========    =========
Weighted average per share value of
options granted during the year ......                 $   17.65                  $   48.16                  $   32.06
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