Form 10-K, Exhibit 13
period 2002-06-30
CHECKFREE CORP \GA\
filed 2002-09-26
CIK 949341

                                                                     Exhibit 13


                            SELECTED FINANCIAL DATA

The selected consolidated financial data for the years ended June 30, 2000, 2001 and 2002 have been derived from the Company's financial statements included elsewhere in this Annual Report which have been audited by Deloitte and Touche, LLP, independent certified public accountants, whose report thereon is also included elsewhere in this Annual Report. The selected consolidated financial data for the years ended June 30, 1998 and 1999 have been derived from audited financial statements of the Company which are not included in this Annual Report. The selected consolidated financial data set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and Notes thereto elsewhere in this Annual Report. The financial information for the periods presented below includes all adjustments necessary for a fair presentation of results of operations.

                                                        1998             1999             2000             2001             2002
                                                    -----------      -----------      -----------      -----------      -----------

                                                                          (In thousands, except share data)
STATEMENT OF OPERATIONS:
Revenues:
  Processing and servicing ....................     $   159,255      $   201,059      $   261,621      $   362,051      $   422,237
  License fees ................................          28,952           15,975           16,818           30,180           25,020
  Maintenance fees ............................          25,848           17,746           18,752           21,332           24,298
  Other .......................................          19,809           15,351           13,004           19,757           18,922
                                                    -----------      -----------      -----------      -----------      -----------
            Total revenues ....................         233,864          250,131          310,195          433,320          490,477

Expenses
  Cost of processing, servicing and
     support ..................................         129,924          146,704          182,540          255,528          262,105
  Research and development ....................          36,265           21,085           35,631           55,621           55,172
  Sales and marketing .........................          28,839           32,354           44,782           90,283           58,030
  General and administrative ..................          20,677           31,466           40,931           50,474           43,687
  Depreciation and amortization ...............          24,999           24,630           42,830          427,495          435,565
  In-process research and development .........             719            2,201            6,900           18,600              -
  Impairment of intangible assets .............             -                -                -                -            155,072
  Reorganization charge .......................             -                -                -                -             16,365
  Charge for stock warrants ...................          32,827              -                -                -                -
  Exclusivity amortization ....................           2,963              -                -                -                -
                                                    -----------      -----------      -----------      -----------      -----------
            Total expenses ....................         277,213          258,440          353,614          898,001        1,025,996
  Net gain on dispositions of assets ..........          36,173            4,576              -                -                -
                                                    -----------      -----------      -----------      -----------      -----------
  Loss from operations ........................          (7,176)          (3,733)         (43,419)        (464,681)        (535,519)
  Interest:
    Income ....................................           3,464            2,799            7,689           15,415            8,486
    Expense ...................................            (632)            (618)          (8,027)         (13,154)         (12,788)
  Loss on investments .........................             -                -                -            (16,077)             -
                                                    -----------      -----------      -----------      -----------      -----------
  Loss before income tax ......................          (4,344)          (1,552)         (43,757)        (478,497)        (539,821)
  Income tax benefit ..........................            (641)         (12,009)         (11,437)        (115,362)         (98,871)
                                                    -----------      -----------      -----------      -----------      -----------
  Net income (loss) ...........................     $    (3,703)     $    10,457      $   (32,320)     $  (363,135)     $  (440,950)
                                                    ===========      ===========      ===========      ===========      ===========

Diluted income (loss) per common share ........     $     (0.07)     $      0.18      $     (0.61)     $     (4.49)     $     (5.04)
Equivalent number of shares outstanding .......          55,087           56,529           53,367           80,863           87,452

BALANCE SHEET DATA:
  Working capital .............................     $    78,238      $    24,245      $   178,761      $   142,661      $   201,741
  Total assets ................................         250,112          252,761           713,14        2,183,953        1,637,477
  Long-term obligations, less current
    portion ...................................           6,467            3,882          173,236          176,541          175,316
  Total stockholders' equity ..................     $   183,854      $   186,903      $   445,894      $ 1,732,186      $ 1,305,661


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         CheckFree was founded in 1981 as an electronic payment processing company and has become a leading provider of financial electronic commerce products and services. Our current business was developed through the expansion of our core electronic payments business and the acquisition of companies operating in similar or complementary businesses.

         We operate our business through three independent but inter-related divisions:

         -        Electronic Commerce;
         -        Investment Services; and
         -        Software.

         Through our Electronic Commerce division, we enable consumers to receive and pay bills electronically. For the year ended June 30, 2002, we processed approximately 316 million electronic transactions. For the quarter ended June 30, 2002, we processed approximately 87 million electronic payments and delivered approximately 3.8 million electronic bills. As of June 30, 2002, over 6.6 million consumers were enabled to use our systems, with a large majority of these consumers accessing our services via the Internet using their own personal computer. The number of transactions we process each year continues to grow. For the year ended June 30, 2002, growth in the number of transactions processed exceeded 36%. The Electronic Commerce division accounted for approximately 72% of our fiscal 2002 revenue.

         Our Electronic Commerce division's products allow consumers to:

         -        receive electronic bills through the Internet;
         - pay any bill - whether it arrives over the Internet or through traditional mail - to anyone;
         -        make payments not related to bills - to anyone; and
         - perform customary banking transactions, including balance inquiries, transfers between accounts and online statement reconciliations.

         The majority of consumers using our services access our system through Consumer Service Providers (CSPs). CSPs are companies, such as banks, brokerage firms, Internet portals and content sites, Internet-based banks, Internet financial sites and personal financial management software providers, that use our products to enable consumers to receive and/or pay bills electronically. We have relationships with hundreds of CSPs. Some of our largest CSPs, as determined by type of CSP and number of consumers using our products, are Bank of America, Bank One, Charles Schwab & Co., Chase Manhattan Bank, Merrill Lynch & Co., SunTrust, U.S. Postal Service, Wachovia, Wells Fargo and Yahoo!. This list of our CSPs is not exhaustive and may not fully represent our customer base.

         We have developed our own open infrastructure, known as Genesis, to process electronic bills and payments. The Genesis system is accessed by CSPs using various Web-based applications. In March 2001, we introduced our latest application for electronic billing and payments - "WebPay for Consumers" (or WebPay 3.2), which added to our core product the ability for consumers to receive and pay e-bills over e-mail and to exchange money with each other using e-mail "invitations" to receive money. WebPay 3.2 helps consumers automate the complete process of viewing and paying bills - they can receive bills online and pay those bills online, too. WebPay 3.2 also allows the consumer to "Pay Anyone"
- from a child in college, to a lawn care or other service provider, to a friend, electronically, using the Genesis system. The number of sites where consumers can both view and pay bills doubled in 2002, with 584 CSPs now offering full electronic billing and payment.

         Through our Investment Services division, we provide a range of outsourced portfolio management services to help more than 250 institutions deliver portfolio management, performance measurement and reporting services to their clients. As of June 30, 2002, our clients used the CheckFree APL Portfolio Accounting System to manage about 1.2 million portfolios totaling more than $500 billion in assets. The Investment Services division accounted for approximately 16% of our fiscal 2002 revenue.

         Our institutional client base includes investment advisors, brokerage firms, banks and insurance companies. Our fee-based money manager clients are typically sponsors or managers of "wrap" or separately managed accounts, money management products, or traditional money managers, managing investments of institutions and high net worth individuals.

         Our portfolio management systems are marketed under the product names APL, and provide the following functions:

         -     account open and trading capabilities;
         -     graphical client reporting;
         -     performance measurement;
         -     decision support tools;
         -     account analytics;
         -     tax lot accounting;
         -     manager due diligence;
         -     multiple strategy portfolios;
         -     straight through processing;
         -     Depository Trust Corporation interfacing;
         -     billing functions; and
         -     system and data security.

         In addition to our APL and APL Wrap portfolio management products, our Investment Services division also offers investment performance and reporting products and services. Marketed under M-Search and M-Watch, these products are a result of the acquisition of Mobius Group, Inc. in March 1999.

         Through our Software division, we deliver software, maintenance, support and professional services to large financial service providers and other companies across a range of industries. The Software division is comprised of three units, each with its own distinct set of software products. The ACH Solutions unit provides software and services that are used to process more than two-thirds of the nation's eight billion Automated Clearing House (ACH) payments. The CheckFree Financial and Compliance Solutions (CFACS) unit enables organizations to handle their reconciliation and compliance requirements. The i-Solutions unit provides software and services that enable end-to-end e-billing and e-statement creation, delivery and payment. The Software division accounted for approximately 12% of our fiscal 2002 revenue.

         ACH Solutions. Our ACH Solutions unit provides ACH software and services. ACH is the primary batch-oriented electronic funds transfer system financial services organizations use to move funds electronically through the banking system. More than 80 percent of the nation's top 50 ACH originators use our solutions for ACH processing and more than two-thirds of the nation's eight billion ACH payments are processed each year through institutions using our software systems. In addition to the United States, we have provided electronic payment technology in Australia, Barbados, Chile, Colombia, Dominican Republic, Guatemala, Jamaica, Malaysia, and Panama.

         ACH Solutions markets software under the product name PEP+ (Paperless Entry Processing System). PEP+ is an online, real-time system that enables the originating and receiving of payments through the ACH system. These electronic transactions are substitutes for paper checks, and are typically used for recurring payments like direct deposit payroll payments and corporate payments to contractors and vendors, debit transfers that consumers make to pay insurance premiums, mortgages, loans and other bills, and business-to-business payments. Recent new ACH product types allow returned checks, checks at the point-of-sale, and checks sent to a lockbox to be converted to electronic payments.

         CheckFree Financial and Compliance Solutions. Our CFACS unit provides software and professional services that enable all types of organizations to perform automated reconciliation and maintain compliance with federal and state regulations. Banks, bank holding companies, securities and insurance firms, corporations and government agencies use our reconciliation and compliance products and services. Our reconciliation solutions are marketed under the CheckFree RECON-Plus(TM) brand. These systems reconcile high volumes of complex transactions that are spread across multiple enterprise-wide systems and include securities transaction processing, automated deposit verification, consolidated bank account reconciliation and cash mobilization and improved cash control. In fiscal 2002 we completed development of RECON-Plus Frontier(TM), a multi-tier reconciliation system that operates over the Internet.

         CheckFree RECON Securities(TM) enables securities firms to automatically match intra-day transactions, generate affirmations, facilitate settlement and reconcile cash and securities transactions at both the omnibus, or collective and shareholder level. In addition to reconciliation, CFACS delivers automated regulatory tracking and reporting solutions that help organizations maintain compliance. The CFACS compliance products provide compliance with (1) unclaimed property management, (2) 1099 reporting, (3) fraud detection, (4) the Bank Secrecy Act and (5) retirement reporting.

         i-Solutions. Our i-Solutions unit provides end-to-end business-to-consumer and business-to-business software and services for e-billing and e-statement creation, delivery and payment. i-Solutions helps billers, financial services organizations and biller service providers leverage electronic bills and statements as interactive conduits to customer relationship management, marketing and customer self-service applications.

         i-Solutions enables billers to create online bills and statements and distribute them to their customers for viewing and payment. Online bills can be delivered to the biller's customers through any or all of the following options: through our network of CSPs, directly at the biller's Web site; through e-mail; and through our Web site MyCheckFree.com, which are serviced through our Electronic Commerce division. Our software and outsourced application hosting services deliver: e-bill and e-statement creation; e-bill and e-statement delivery; e-bill payment transaction management and security; e-bill payment tracking and history; online marketing from the biller to its customers; and customer care.

         i-Solutions markets the i-Series product line, which is a set of e-billing and e-statement software solutions developed for various industry segments. Each product in the i-Series includes a template for creating e-bills and e-statements unique to a specific industry segment, reducing development and deployment time. These solutions are offered in both licensed and outsourced application service provider (ASP) agreements. Given the nature of the process we use to convert billing and/or statement information for use over the Internet, these products are equally marketable in international markets as well. i-Solutions software has been sold in 23 countries.


RESULTS OF OPERATIONS

         The following table sets forth as percentages of total operating revenues, certain consolidated statements of operations data:


                                                       YEAR ENDED JUNE 30,
                                                    -------------------------
                                                     2000      2001      2002
                                                    -----     -----     -----
Total revenues                                      100.0%    100.0%    100.0%
Expenses:
    Cost of processing, servicing and support        58.8      59.0      53.4
    Research and development                         11.5      12.8      11.3
    Sales and marketing                              14.4      20.8      11.8
    General and administrative                       13.2      11.7       8.9
    Depreciation and amortization                    13.8      98.7      88.8
    In-process research and development               2.2       4.3       -
    Impairment of intangible assets                   -         -        31.6
    Reorganization charge                             -         -         3.3
                                                    -----     -----     -----
        Total expenses                              114.0     207.2     209.2
                                                    -----     -----     -----
Loss from operations                                (14.0)   (107.2)   (109.2)
Interest:
    Interest income                                   0.2       3.6       1.7
    Interest expense                                 (0.3)     (3.1)     (2.6)
Loss on investments                                   -        (3.7)      -
                                                    -----     -----     -----
Loss before income taxes                            (14.1)   (110.4)   (110.1)
Income tax benefit                                   (3.7)    (26.6)    (20.2)
                                                    -----     -----     -----
Net Loss                                            (10.4)%   (83.8)%   (89.9)%
                                                    =====     =====     =====

YEARS ENDED JUNE 30, 2001 AND 2002

         Revenues. Our total revenue increased by 13%, from $433.3 million for the year ended June 30, 2001 to $490.5 million for the year ended June 30, 2002. Total company revenue growth was driven by 17% growth in our Electronic Commerce business and 14% growth in our Investment Services business, offset by a 5% decline in our Software business.

Growth in Electronic Commerce revenue is driven primarily by growth in our subscriber base from just over 5.2 million at June 30, 2001 to over 6.6 million at June 30, 2002 and by growth in total transactions processed from 231 million for the year ended June 30, 2001, to over 316 million for the year ended June 30, 2002. The impact of growth in subscribers and transactions processed is offset by a decline in revenue from interest rate sensitive products, such as our account balance transfer product, caused by significant decreases in interest rates from last year. In October 1999, we entered into an agreement with a third party in which we issued warrants on one million shares of our stock, exercisable on September 15, 2002, contingent upon maintaining the existence of our agreement through that date. During the quarter ended June 30, 2002, we recorded a non-cash charge of $2.7 million against revenue resulting from the probable vesting of those warrants to the third party.

         Growth in Investment Services is driven primarily by an increase in portfolios managed from over 1.1 million at June 30, 2001, to about 1.2 million at June 30, 2002, offset by industry consolidations which resulted in the loss of over 0.1 million portfolios over the past year. The majority of these portfolios processed at a lower price point than average, based on the service level provided, resulting in a reduced negative impact. Also, in the quarter ended March 31, 2002, we announced the elimination of certain of our financial planning software products within Investment Services, resulting in a modest decrease in revenue as the product line was in existence the full year in 2001 and less than three quarters of the year in 2002. As a result of the difficult stock market conditions since late September 2001, portfolio growth has slowed significantly, and we remain short of historic growth rates in this part of our business. Due also to poor economic conditions in fiscal 2002, we have experienced a decline in revenue in our Software business on a year over year basis. Although revenue from our more mature ACH processing and Reconciliation products has remained relatively stable, sales of our i-Solutions electronic billing and statement software have been lower than expected as the recession continues.

         Across all segments of our business, for the year ended June 30, 2002, Bank of America generated total revenue of $60.0 million, which represents in excess of 10% of our total revenue, and they remain the only customer that exceeds 10% of our total revenue. Because they own approximately ten million shares of our stock, Bank of America is considered a related party. The ten-year term of our agreement, which includes annual minimum revenue guarantees of $50 million, is at least twice the length of a typical agreement. We established subscriber-based pricing at contract execution, which is competitive with pricing we offer to our other customers, based on the volumes of activity provided by Bank of America.

         Our processing and servicing revenue increased by $60.2 million, or 17%, from $362.1 million for the year ended June 30, 2001 to $422.2 million for the year ended June 30, 2002. Processing and servicing revenue occurs in both our Electronic Commerce and Investment Services businesses. Within Electronic Commerce, growth in underlying processing and servicing revenue is driven by the previously mentioned growth in subscribers and transactions. Our acquisition of TransPoint in September 2000 included a five-year strategic agreement with Microsoft and a five-year marketing agreement with First Data Corporation, each of which includes minimum quarterly revenue guarantees, as does our ten-year strategic agreement with Bank of America. Through June 30, 2002, the agreements with Microsoft and First Data are operating below the minimum guarantee level. The Bank of America contract operated under minimums until the December 31, 2001 quarter. As a result of these minimum guarantees, overall subscriber-based revenue correlates less directly with subscriber growth. Additionally, we processed over 1.3 million electronic bills in the month ended June 30, 2002, which is a significant increase from the 1.1 million electronic bills processed in the month ended March 31, 2002 and the 500,000 electronic bills processed in the month ended June 30, 2001. This growth is offset by a decline in revenue from interest rate sensitive products and the previously mentioned $2.7 million non-cash charge we recorded against revenue related to warrants we issued to a third party in 1999. One of our larger customers recently announced plans to utilize "in house" technologies to build and manage the electronic billing and payment user interface and payment warehouse requirements of their customer base. While this will result in less use of our services, and a reduction of quarterly processing and servicing revenue of approximately $2.0 million starting in the quarter ended September 30, 2002, the payment processing only service they will utilize will cost us less to operate, and we therefore believe this will have little impact on our operating income over time. Over the past two years, we have been offering a transaction based pricing model (versus subscriber based) primarily to our largest customers, and when combined with strategic agreements operating below minimum quarterly revenue thresholds, an increasing number of electronic bills presented, and new product offerings such as person to person payments, it has become increasingly more difficult to correlate revenue solely to the number of subscribers, with transactions processed becoming a more relevant revenue indicator. As a result, we have identified new revenue indicators to use as our business continues to evolve. As these indicators relate solely to our Electronic Commerce business, we have included a table of relevant historic indicators later in the SEGMENT INFORMATION section of this analysis. Growth in processing and servicing revenue is also impacted by the previously mentioned growth in portfolios managed in our Investment Services business.

         Our license fee revenue decreased by $5.2 million, or 17%, from $30.2 million for the year ended June 30, 2001 to $25.0 million for the year ended June 30, 2002. License revenue is isolated to our Software business. License sales have dropped off during the recessionary period that began toward the end of fiscal 2001 and has continued throughout fiscal 2002. While sales in our more mature ACH processing and Reconciliation software products have remained fairly stable, sales of our i-Solutions electronic billing and statement software have continued to fall short of our expectations during this difficult period. The reduction in expected license sales in our i-Solutions business unit has resulted in our recording an impairment charge relative to the intangible assets we recorded as part of our acquisition of BlueGill. The charge is explained in the paragraph labeled Impairment of Intangible Assets later in this analysis. As software purchases are typically seen as investment spending by our customers, we believe that the environment for software license sales will continue to be challenging until economic conditions improve, particularly for products early in their life cycle, such as our i-Solutions offerings.

         Our maintenance fee revenue increased by $3.0 million, or 14%, from $21.3 million for the year ended June 30, 2001 to $24.3 million for the year ended June 30, 2002. Maintenance revenue is isolated to our Software business. Maintenance represents annually renewable product support for our software customers, which tends to grow with incremental software license sales from the last four quarters, combined with annual retention rates of existing customers that exceed 80% across all product lines. Although software sales have declined on a year over year basis, because of the annuity effect of a renewing customer base, we have continued to experience growth in maintenance revenue. Pricing has not had a material impact on maintenance revenue growth.

         Our other revenue, which consists mostly of consulting and implementation fees across all three of our businesses, decreased by $0.8 million, or 4%, from $19.8 million for the year ended June 30, 2001 to $18.9 million for the year ended June 30, 2002. The decline in other revenue is the combined result of lower biller implementation fees in our Electronic Commerce business, lower software implementation engagements from lower software sales in our Software business and lower implementation and custom reporting fees in our Investment Services business.

         Cost of Processing, Servicing and Support. Our cost of processing, servicing and support was $255.5 million, or 59.0% of total revenue, for the year ended June 30, 2001, and was $262.1 million, or 53.4% of total revenue, for the year ended June 30, 2002. Cost of processing, servicing and support, as a percentage of processing only revenue (total revenue less license fees), was 63.4% for the year ended June 30, 2001 versus 56.3% for the year ended June 30, 2002. We continue to achieve improved efficiency and processing quality within our Genesis processing platform in our Electronic Commerce business. Our ratio of electronic payments to total payments has improved from 64% at June 30, 2001 to over 71% at June 30, 2002. Electronic payments carry a significantly lower variable cost per unit than paper-based payments and are far less likely to result in a costly customer inquiry or claim. The full underlying impact of improved efficiency and quality, however, is not readily apparent in these results. We acquired TransPoint in September 2000 and the electronic billing and payment assets of Bank of America in October 2000. As a result of these transactions, we supported two additional billing and payment platforms for much of the year ended June 30, 2001 and one additional platform through March 31, 2002 as we worked to migrate subscribers and billers over to Genesis. The acquired platforms were less efficient than our Genesis processing platform, and therefore much more expensive to operate. As an example, during fiscal 2002 alone, we incurred approximately $18 million in costs paid to Bank of America for their support of the Bank of America West processing platform during the conversion process. We completed the conversion of the TransPoint subscribers and billers onto our Genesis platform in the quarter ended June 30, 2001. We completed the conversion of a portion of the Bank of America East operations in the quarter ended March 31, 2001, which included subscribers in Georgia, Tennessee, Florida, Missouri, Arkansas, Iowa, Kansas, Arizona, New Mexico, North Carolina, South Carolina, Virginia, Maryland and the District of Columbia. We completed the conversion of the remainder of the Bank of America subscribers, referred to as Bank of America West, to Genesis in the quarter ended December 31, 2001. After resolving the backlog of open customer care inquiry and claims during the quarter ended March 31, 2002, we retired the Bank of America processing platform and were no longer required to reimburse Bank of America for running the platform on our behalf. Additionally, we have migrated all but a few CSPs off of our Austin processing platform and have relocated the remaining technologies to our Norcross, Georgia facility. We expect to fully retire the Austin platform in the quarter ended September 30, 2002. As a result of these retirements, we closed our San Francisco customer care facility effective April 30, 2002, our Houston customer care facility effective June 30, 2002, and will close our Austin office by September 30, 2002. The retirement of the Bank of America platform and the resulting closing of the San Francisco, Houston and Austin offices resulted in a recurring reduction in our quarterly processing cost of almost $5.0 million beginning in the quarter ended June 30, 2002 and increasing to approximately $6.0 million in the quarter ended September 30, 2002. The net impact of the above programs and actions resulted in a decrease of over 20% in our direct cost per transaction processed in the year ended June 30, 2002. Refer to the

Reorganization Charge paragraph below and Note 17 in the Notes to Consolidated Financial Statements within this report for further information regarding the one-time charge we recorded as a result of the reorganization actions.

          Research and Development. Our research and development costs were $55.6 million, or 12.8% of total revenue, for the year ended June 30, 2001, and $55.2 million, or 11.3% of total revenue, for the year ended June 30, 2002. Adjusted for capitalized development costs, our gross research and development costs were $60.5 million, or 14% of total revenue, for the year ended June 30, 2001, and $59.6 million, or 12.2% of total revenue, for the year ended June 30, 2002. During fiscal years 2000 and 2001, we invested heavily in research and development activities to enhance our product offerings and further distance ourselves from our competition. We have continued to invest consistently in research and development activities on a gross dollar basis in all of our business segments during fiscal 2002 in anticipation and support of revenue growth, quality enhancement and efficiency improvement opportunities. On March 19, 2002, we announced a company reorganization that resulted in a reduction in workforce that impacted all areas of the company, including research and development. As a result, we expect our quarterly costs to be reduced on an absolute dollar basis, but anticipate continuing to invest significantly in research and development activities.

         Sales and Marketing. Our sales and marketing costs were $90.3 million, or 20.8% of total revenue, for the year ended June 30, 2001, and were $58.0 million, or 11.8% of total revenue, for the year ended June 30, 2002. The terms of our strategic agreement with Bank of America in October 2000 called for us to provide $25.0 million toward a two year, $45.0 million marketing campaign to be administered by Bank of America. Because we had no direct influence or control over the specific nature, timing or extent of the use of funds, we expensed the $25.0 million as a period cost in the quarter ended December 31, 2000. Net of this one-time charge, sales and marketing costs were $65.3 million, or 15.1% of total revenue, for the year ended June 30, 2001. Current year commission expenses are lower than prior year due to lower overall software sales and lower biller signings than in the prior year. We reduced the number of i-Solutions sales and marketing staff in the quarter ended June 30, 2001 and sales and marketing staff across the company were also impacted by the reduction in force announced on March 19, 2002. Because our electronic billing and payment services are offered as a private labeled service through our bank customers, we do not incur the cost of direct advertising and promotion campaigns. However, our existing marketing staff continues to provide assistance to our consumer service provider customers in identifying best practice programs that are successful in driving increased subscriber adoption and activation. We will continue to provide marketing assistance to our customers, and with the exception of seasonal fluctuations in commissions related to software sales, we expect sales and marketing expenses to remain fairly consistent on a going forward basis.

         General and Administrative. Our general and administrative costs were $50.5 million, or 11.7% of total revenue, for the year ended June 30, 2001, and were $43.7 million, or 8.9% of total revenue, for the year ended June 30, 2002. Our general and administrative costs as a percentage of revenue continue to decline due to leverage inherent in our business model and efforts to curtail discretionary spending in a recessionary economy throughout fiscal 2002. Because we have managed general and administrative expenses down on an ongoing basis through attrition in related areas, we do not expect further material declines as a result of the March 19, 2002 reduction in force previously mentioned.

         Depreciation and Amortization. Depreciation and amortization costs increased from $427.5 million for the year ended June 30, 2001 to $435.6 million for the year ended June 30, 2002. The significant depreciation and amortization costs relative to the other costs of our business are composed primarily of amortization expenses related to the intangible assets we recorded as a result of the acquisition of BlueGill Technologies in April 2000, the acquisition of TransPoint in September 2000, and our purchase of the electronic billing and payment assets of Bank of America in October 2000. Net of intangible amortization from acquisitions, our depreciation costs related primarily to fixed assets used in ongoing operations, increased from $34.1 million for the year ended June 30, 2001 to $41.6 million for the year ended June 30, 2002. The increase in fixed asset depreciation is the result of continued capital spending for data processing equipment, related software, and facility improvements in support of the continued growth of the business. As a result of our decision to close our San Francisco, Houston and Austin offices, we have certain fixed assets that have no future use to us, and we accelerated the remaining depreciation on those assets to reduce their book value to zero to reflect the timing of the office closings and their resulting shorter useful life. As a result of our adoption of Statement of Financial Accounting Standards (SFAS) 142, "Goodwill and Other Intangible Assets," on July 1, 2002, we will no longer amortize goodwill and we expect our quarterly depreciation and amortization cost to be reduced by approximately $41.8 million.

         In-Process Research and Development. In the three months ended September 30, 2000, we incurred $18.6 million of in-process research and development costs in relation to our acquisition of TransPoint. For a detailed discussion of this charge, please refer to the Notes to Consolidated Financial Statements included in our June 30, 2001 Annual Report.

         Impairment of Intangible Assets. In the quarter ended December 31, 2001, we recorded charges totaling $155.1 million for the impairment of intangible assets. This was the combined result of a charge of $107.4 million for the impairment of goodwill associated with our acquisition of BlueGill Technologies in April 2000 (currently referred to as CheckFree i-Solutions), and of $47.7 million for the retirement of certain technology assets we acquired from TransPoint in September 2000.

         Upon successful integration of BlueGill Technologies into the operations of our Software business, during fiscal 2001, we anticipated continued rapid growth in software license sales for fiscal 2002. We saw a drop off in demand for electronic billing software during the quarter ended September 30, 2001; however, we did not believe this would impact our longer-term expectations for this product line and, therefore, we determined there was no indicator of possible impairment at that time. When sales continued to be depressed in the quarter ended December 31, 2001, we viewed this as a triggering event that required evaluation of possible impairment per the guidelines of SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Our tests relative to the total tangible and intangible assets related to the i-Solutions product line revealed that the assets were in fact impaired. This analysis resulted in a charge of $107.4 million to write down the value of goodwill related to the acquisition of BlueGill.

         As part of the acquisition of TransPoint in September 2000, we were required to maintain the TransPoint technology for up to three years for any customer that wished to remain on the system. When valuing the TransPoint assets, we established an intangible asset for current technology and assigned it a three-year life. We have migrated all of the subscribers, billers and consumer service providers to our Genesis platform and the last of our international partners gave notice of their intention to cancel their maintenance agreement with us during the December 2001 quarter. Additionally, we recently concluded that certain components of the TransPoint technology were not compatible with current or future initiatives. We viewed these as triggering events that required the evaluation of possible impairment per SFAS 121. Our overall testing indicated that there was no impairment of the TransPoint assets in general; however, we then evaluated SFAS 121 requirements related to the retirement of assets and identified two technologies, delivery applications and payment interface, for which we have no future use. In the quarter ended December 31, 2001, we retired these two technologies, resulting in a charge of $47.7 million.

         Reorganizaton Charge. In January 2002, we announced our plans to close our customer care facility in San Francisco, effective April 30, 2002, which resulted in the termination of employees at that facility. At that time, we also announced our intent to eliminate certain of our financial planning products within our Investment Services division, which also resulted in a small reduction of employees in our Raleigh, North Carolina office. On March 19, 2002, we further announced the closing of our Houston and Austin, Texas offices and a net reduction in force totaling about 450 employees. As a result of these actions, we have incurred a charge of $15.9 million in the quarter ended March 31, 2002 and an additional true up charge of $0.5 million in the quarter ended June 30, 2002, consisting primarily of severance and related employee benefits and lease termination fees. We accounted for these actions in accordance with Emerging Issues Task Force (EITF) abstract number 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." For further details relating to this charge, please refer to Note 17 in the Notes to Consolidated Financial Statements elsewhere in this Annual Report.

         Interest. Net interest decreased from net interest income of $2.3 million for the year ended June 30, 2001 to net interest expense of $4.3 million for the year ended June 30, 2002. Net interest is composed of interest income, offset by interest expense.

         Interest income decreased from $15.4 million for the year ended June 30, 2001 to $8.5 million for the year ended June 30, 2002. The decrease is a result of the combined effect of a decrease in our average annual yield, offset by an increase in our average invested assets of $34.1 million.

         Interest expense declined from $13.2 million for the year ended June 30, 2001 to $12.8 million for the year ended June 30, 2002. The decrease is due to a modest drop in average interest rates combined with a reduction in our average outstanding debt and other long-term obligations of approximately $0.3 million. Note that the interest rate on our $172.5 million convertible debt balance is fixed at 6.5% and this debt has remained in place throughout fiscal 2001 and fiscal 2002.

           Loss on Investments. Due to overall market conditions, certain of our investments incurred an "other than temporary" decline in market value. As a result, in the year ended June 30, 2001, we recorded charges of $16.1 million to appropriately reflect the decline in value of these investments. No additional charge was required in the year ended June 30, 2002.

         Income Taxes. We recorded an income tax benefit of $115.4 million, at an effective rate of 24.1%, for the year ended June 30, 2001, and an income tax benefit of $98.9 million, at an effective rate of 18.3%, for the year ended June 30, 2002. The reported effective rates differ from the blended statutory rate of 40% in all periods due to certain non-deductible goodwill amortization, impairment charges related to goodwill, non-deductible in-process research and development expenses and other non-deductible expenses, offset somewhat by eligible tax credits.

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

         Our processing and servicing revenue increased by 38%, from $261.6 million for the year ended June 30, 2000 to $362.1 million for the year ended June 30, 2001. Net of the incremental revenue from the previously mentioned agreements, underlying growth in processing and servicing revenue increased by 25% on a year over year basis. Growth in underlying processing and servicing revenue was driven by the previously mentioned growth in subscribers in our Electronic Commerce business and portfolios managed in our Investment Services business. Additionally, we had 173 billers in production, including 30 that were added through the TransPoint acquisition, that presented nearly 500,000 bills in the month ended June 30, 2001. This was an increase from the 93 billers that presented about 94,000 bills in June 2000. In the month ended June 30, 2001, we processed over 22 million transactions, an increase of 38% compared to the 16 million transactions we processed in the month of June 2000.

         Our license fee revenue increased by 79%, from $16.8 million for the year ended June 30, 2000 to $30.2 million for the year ended June 30, 2001. Growth in license revenue was primarily attributable to new revenue resulting from our acquisition of BlueGill in April 2000. We achieved modest license revenue growth in the mid single digit range from our more mature software product lines in the year ended June 30, 2001.

         Our maintenance revenue increased by 14%, from $18.8 million for the year ended June 30, 2000 to $21.3 million for the year ended June 30, 2001. We achieved modest increases in maintenance revenue as a result of our acquisition of BlueGill. This line of billing software, however, was new and related annual maintenance revenue was just beginning to grow as customers completed their initial maintenance period and we began to establish a renewal maintenance base. Additionally, at the start of fiscal 2001, we modified our maintenance revenue recognition policy. While we continue to recognize maintenance revenue ratably over the related service period, we delay the onset of revenue recognition until cash is received, as opposed to estimating renewals in advance of cash receipt. This change caused some initial timing differences between the quarters ended September 30, 2000 and December 31, 2000, but did not significantly impact quarterly revenue since then. Customer retention rates in our more mature businesses exceeded 80% and price increases did not have a material impact on maintenance revenue in the year ended June 30, 2001.

         Our other revenue increased by 52%, from $13.0 million for the year ended June 30, 2000 to $19.8 million for the year ended June 30, 2001. Increased consulting fees resulting from our BlueGill acquisition and increases related to biller implementations in our Electronic Commerce business drove growth in other revenue. We placed 50 additional billers into production in the year ended June 30, 2001, bringing our total to 173.

         Cost of processing, servicing and support. Our cost of processing, servicing and support was $182.5 million, or 58.8% of total revenue for the year ended June 30, 2000, and was $255.5 million, or 59.0% of total revenue for the year ended June 30, 2001. Cost of processing, servicing and support as a percentage of servicing only revenue (total revenue less license fees) was 62.2% for the year ended June 30, 2000, and 63.4% for the year ended June 30, 2001. As previously mentioned, we acquired TransPoint in September 2000 and the electronic billing and payment assets of Bank of America in October 2000. As a result of these transactions, we supported two additional billing and payment-processing platforms for much of the year ended June 30, 2001. Although expected, this resulted in an increase in our cost of processing as a percentage of servicing only revenue, as the acquired platforms were less efficient than our Genesis processing platform. We completed the conversion of TransPoint subscribers and billers to the Genesis processing platform in the quarter ended June 30, 2001. We completed the conversion of a portion of the Bank of America East operations in the quarter ended March 31, 2001, which included subscribers in Georgia, Tennessee, Florida, Missouri, Arkansas, Iowa, Kansas, Arizona, New Mexico, North Carolina, South Carolina, Virginia, Maryland, and the District of Columbia. Somewhat masked by less efficient incremental costs resulting from TransPoint and Bank of America were the underlying improvements in efficiency and processing quality within Genesis. Our ratio of electronic payments to total payments had improved from approximately 58% at June 30, 2000 to about 64% as of June 30, 2001.

         Research and Development. Our research and development costs were $35.6 million, or 11.5% of total revenue for the year ended June 30, 2000, and were $55.6 million, or 12.8% of total revenue for the year ended June 30, 2001. Adjusted for capitalized development costs of $7.9 million for the year ended June 30, 2000 and $4.9 million for the year ended June 30, 2001, our gross expenditures for research and development were $43.5 million, or 14.0% of total revenue for the year ended June 30, 2000, and $60.5 million, or 14.0% of total revenue for the year ended June 30, 2001. As a result of our acquisition of BlueGill, we added a large number of software development engineers and we continued to invest heavily in our i-Solutions electronic billing software line of products. In addition, we released WebPay for Consumers, or WebPay 3.2, on our Genesis processing platform in our Electronic Commerce business in March 2001. This product offering provided consumers the ability to receive and pay e-bills over e-mail and to exchange money with each other using e-mail "invitations" to send or receive money.

         Sales and Marketing. Our sales and marketing costs were $44.8 million, or 14.4% of total revenue for the year ended June 30, 2000, and were $90.3 million, or 20.8% of total revenue for the year ended June 30, 2001. The terms of our strategic agreement with Bank of America called for us to provide $25.0 million at closing to help support an agreed upon two-year $45.0 million marketing campaign by Bank of America. Because we could not directly impact the specific nature, timing or extent of the use of the marketing funds, we expensed the entire $25.0 million as a period cost in the quarter ended December 31, 2000. Net of this one-time charge, sales and marketing costs were $65.3 million, or 15.0% of total revenue for the year ended June 30, 2001. We initiated specific marketing programs during fiscal 2001 to provide direct assistance to our Consumer Service Provider and biller customers in designing effective marketing and advertising campaigns geared toward accelerated consumer adoption of electronic billing and payment services. In addition to the marketing programs, the increase in our sales and marketing expenses was the result of increased sales and marketing staff resulting from the BlueGill acquisition, royalty costs resulting from the TransPoint acquisition, costs associated with the launch of the new i-Solutions product line, and further investments in core marketing and communications areas in support of the continued growth of the business.

         General and Administrative. Our general and administrative expenses were $40.9 million or 13.2% of total revenue for the year ended June 30, 2000, and were $50.5 million, or 11.7% of total revenue for the year ended June 30, 2001. While we incurred incremental facility and administrative staff costs in support of the BlueGill, TransPoint, and Bank of America transactions, and in support of the overall growth of the company, our general and administrative costs as a percentage of revenue continued to decline due to the inherent leverage in our existing business model.

         Depreciation and Amortization. Depreciation and amortization cost increased from $42.8 million for the year ended June 30, 2000 to $427.5 million for the year ended June 30, 2001. The significant increase is the direct result of amortization of intangible assets from the acquisitions of BlueGill and TransPoint, and the purchase of the electronic billing and payment assets from Bank of America. Net of intangible asset amortization from all acquisitions, our depreciation costs related solely to fixed assets, increased from $24.3 million for the year ended June 30, 2000 to $34.1 million for the year ended June 30, 2001. The increase in fixed asset related amortization was the result of fixed assets obtained in the BlueGill and TransPoint acquisitions, and increasing capital expenditures for data processing equipment, related software and new and improved facilities in support of the continued growth of the business.

         In-Process Research and Development. In the quarter ended June 30, 2000, we incurred $6.9 million of in-process research and development costs in relation to our acquisition of BlueGill. In the quarter ended September 30, 2000, we incurred $18.6 million of in-process research and development costs in relation to our acquisition of TransPoint. Please refer to the Notes to Consolidated Financial Statements included in our June 30, 2001 Annual Report for a detailed discussion of the charges.

         Interest. Our interest income increased from $7.7 million for the year ended June 30, 2000 to $15.4 million for the year ended June 30, 2001. Our balance of cash and invested assets was $207.6 million at June 30, 2000 and $256.1 million at June 30, 2001. Although interest rates declined throughout the year ended June 30, 2001, we enjoyed a significant increase in average invested assets from $116.1 million at June 30, 2000 to $231.9 million at June 30, 2001. While cash and invested assets fluctuate quarter to quarter, the primary transactions influencing our cash and investment balances were the $97.2 million we received in cash as part of the TransPoint acquisition in September 2000 and the $35.0 million of cash we used in connection with our asset purchase agreement with Bank of America.

         Our interest expense increased from $8.0 million for the year ended June 30, 2000 to $13.2 million for the year ended June 30, 2001. While we also incur interest expense on leases, the increase in interest expense was due primarily to the $172.5 million of 6 1/2% convertible subordinated notes we issued in November 1999, which created slightly over seven months of interest expense in the year ended June 30, 2000 and 12 months of interest expense in the year ended June 30, 2001.

         Loss on Investments. Due to overall market conditions, certain of our investments had incurred an "other than temporary" decline in market value. As a result, in the year ended June 30, 2001, we recorded charges of $16.1 million to appropriately reflect the decline in value of these investments.

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


SEGMENT INFORMATION

         The following table sets forth our operating revenue and operating income (loss) by industry segment for the periods noted. Charges identified as purchase accounting amortization, in-process research and development, a one-time marketing charge, impairment of intangible assets, reorganization charge and charge associated with third party warrants were separated from operating income for a better understanding of the underlying performance of each segment. Explanations for these charges can be found in the discussions above.


                                                                    YEAR ENDED JUNE 30,
                                                            -----------------------------------
                                                               2000         2001         2002
                                                            ---------    ---------    ---------
                                                                      (In thousands)
Operating revenue:
    Electronic Commerce                                     $ 213,391    $ 301,532    $ 352,054
    Investment Services                                        54,792       69,613       79,574
    Software                                                   42,012       62,175       58,849
                                                            ---------    ---------    ---------
        Total operating revenue                             $ 310,195    $ 433,320    $ 490,477
                                                            =========    =========    =========

Operating income (loss):
    Electronic Commerce                                     $ (18,248)   $ (13,083)   $  39,010
    Investment Services                                        15,830       20,347       24,376
    Software                                                   10,536          837        5,789
    Corporate                                                 (26,120)     (35,746)     (36,500)
Specific items:
    Purchase accounting amortization                          (18,517)    (393,436)    (394,009)
    Impairment of intangible assets                                 -            -     (155,072)
    One-time marketing charge                                       -      (25,000)           -
    In-process research and development                        (6,900)     (18,600)           -
    Reorganization charge                                           -            -      (16,365)
    Charge associated with warrants issued to third party           -            -       (2,748)
                                                            ---------    ---------    ---------
        Total operating loss                                $ (43,419)   $(464,681)   $(535,519)
                                                            =========    =========    =========

YEARS ENDED JUNE 30, 2001 AND 2002

         Electronic Commerce. Revenue in our Electronic Commerce business increased by $50.5 million, or 17%, from $301.5 million for the year ended June 30, 2001 to $352.1 million for the year ended June 30, 2002. In the quarter ended June 30, 2002, we recorded a non-cash charge of $2.7 million against Electronic Commerce revenue associated with the probable vesting of warrants we issued to a third party. In October 1999, we entered into an agreement with a third party in which we issued warrants on one million shares of our stock, exercisable on September 15, 2002, contingent upon maintaining the existence of our agreement through that date. Net of this one-time non-cash charge, underlying revenue was $354.8 million for the year ended June 30, 2002, for an increase of 18%. Underlying growth in this business is driven primarily by an increase in subscribers from just over 5.2 million at June 30, 2001 to over 6.6 million as of June 30, 2002, an increase of 27%. While significant, this growth rate is lower than we have seen in recent years. We anticipate that subscriber growth may remain lower than historic growth rates in coming quarters, as economic conditions may continue to cause financial institutions to remain aggressive in their managing subscriber counts.

         With our acquisition of TransPoint in September 2000, we became the preferred provider of electronic billing and payment services to customers through Microsoft's MSN and Money Central product offerings. The agreement with Microsoft provides guaranteed revenue of $120 million over a five-year period that commenced in January 2001. Additionally, as part of the TransPoint acquisition, we received $60 million of guaranteed revenue and/or cost savings opportunities through First Data Corporation over a five-year period that began in September 2000. Effective October 21, 2000, we completed a strategic agreement with Bank of America, the largest bank in the U.S., to offer electronic billing and payment services to its customer base. This ten-year agreement provides annual revenue guarantees of $50.0 million, or $12.5 million on a quarterly basis. We had been processing certain transactions for Bank of America prior to the strategic agreement and, therefore, the $50 million guarantee was not entirely incremental to our underlying revenue. However, we did add approximately 300,000 incremental subscribers to our subscriber base upon completion of the strategic agreement. Underlying revenue for each of these agreements had been below our guaranteed minimum level, until the quarter ended December 30, 2001, when Bank of America exceeded their minimums. Bank of America continues to provide in excess of 10% of the total revenue of our Electronic Commerce business unit as of June 30, 2002.

         When combining subscriber growth with guaranteed minimums, an increasing number of businesses opting for a transaction-based pricing structure versus a traditional subscriber-based pricing structure, other payment transactions which we effect, a couple of large banks that have built their own in-house user interface and payment warehouse, an emerging electronic billing revenue stream, and volatile interest-based revenue sources that fluctuate with interest rate changes, it has become too difficult to correlate revenue solely to the number of subscribers, with transactions processed becoming a more meaningful indicator. For the year ended June 30, 2002, we processed in excess of 316 million transactions, compared to 231 million processed for the year ended June 30, 2001. Historically, we have provided the total number of subscribers and total number of transactions processed on a quarterly basis. Given the evolution of our business, on a going forward basis, we will provide greater details based on the type of relationship we have with our partners. We have two primary types of relationships and will include all relationships into one of two categories: Full Service relationships and Transaction Service relationships. Partners that have a Full Service relationship with us outsource their electronic billing and payment process to us. For this group, we have contracts where our partners pay us either on a per-subscriber basis or a per-transaction basis, or some combination of both. Partners that have a Transaction Service relationship with us receive a subset of our electronic billing and payment transaction services. An example is a bank that hosts its own payment warehouse and contracts with us to process payments. Our contracts with large billers and our account balance transfer relationships fall into this category as well, as our relationship is primarily transaction driven. For our Full Service relationships, we provide total active subscribers, total transactions and total revenue attributable to these transactions. For our Transaction Services relationships, we provide total transactions and total revenue attributable to these transactions. Since many of these relationships are not contracted to track active subscribers, we are not in a position to provide active subscriber counts for this category. Revenue streams within Electronic Commerce that either do not process through our Genesis platform, such as our Health and Fitness business, or are not subscriber or transaction driven, such as implementation services, will be reflected in a third category described simply as other revenue. The following table provides four quarters of history in the relevant statistics that we expect to provide on a going forward basis:

                                                                  QUARTER ENDED
                                                  ------------------------------------------
                                                   9/30/01    12/31/01   3/31/02     6/30/02
                                                  --------    --------   --------   --------
                                                                (In thousands)
FULL SERVICE RELATIONSHIPS
    Revenue                                       $ 64,968    $ 67,161   $ 71,155   $ 74,132
    Active subscribers                               2,620       2,749      2,930      3,122
    Transactions processed                          56,055      60,947     65,531     69,045

TRANSACTION SERVICE RELATIONSHIPS
    Revenue                                       $  9,878    $ 10,243   $ 10,285   $ 10,669
    Transactions processed                          13,385      15,509     16,866     18,942

OTHER ELECTRONIC COMMERCE
    Revenue                                       $  9,981    $  8,236   $  8,332   $  9,762
    Non-cash revenue charge related to warrants                                     $ (2,748)


         To date, we have 207 primary billers in production with our E-Bill electronic billing product offering that are delivering over 1.3 million electronic bills per month as of June 30, 2002. A primary biller, by our definition, is one that has the potential to distribute in excess of 100,000 bills on a monthly basis. Also, we have added bill aggregation technology to our Genesis platform that provides access to additional bills through "scraping," which is available to consumer service providers as they upgrade to our Web Pay for Consumers product. As of June 30, 2002, we are distributing 25 bills through scraping technology and have implemented another 30 non-primary billers, for a total consumer choice of among 262 electronic bills. In the prior quarter, we had reported 26 bills available through scraping, but during the quarter ended June 30, 2002, one of the related billers decided to contract with us for bill distribution services. We continue to believe that a complete, integrated round trip electronic billing and payment experience for an average of six to ten bills per month per customer is an important factor in driving subscriber growth. As of June 30, 2002, we estimate that the average consumer using our Web Pay for Consumer product has the potential to receive from six to nine electronic bills in major strategic marketing areas throughout the United States.

         Underlying operating results in our Electronic Commerce business, excluding a non-cash charge to revenue related to warrants, purchase accounting amortization, intangible asset impairment charges, in-process research and development, a one-time marketing charge and reorganization charges, have improved from an operating loss of $13.1 million for the year ended June 30, 2001 to operating income of $39.0 million for the year ended June 30, 2002. We continue to drive improved efficiency and processing quality within our Genesis processing platform. Our ratio of electronic payments to total payments has improved from 64% as of June 30, 2001 to over 71% as of June 30, 2002. Electronic payments carry a significantly lower variable cost per unit than paper payments and are far less likely to result in a costly customer inquiry or claim. The full underlying impact of improved efficiency and quality, however, is not readily apparent in these results. We acquired TransPoint in September 2000 and the electronic billing and payment assets of Bank of America in October 2000. As a result of these transactions, we supported two additional billing and payment processing platforms for much of the year ended June 30, 2001 and one additional platform through March 2002. The acquired platforms were less efficient than our Genesis processing platform and, therefore, much more expensive to operate. During the year ended June 30, 2002, we incurred approximately $18.0 million of expense to Bank of America for their support of the Bank of America West processing platform. We completed the conversion of the TransPoint subscribers and billers onto Genesis in the quarter ended June 30, 2001. We completed the conversion of the Bank of America subscribers onto Genesis in the quarter ended December 31, 2001. After processing the remaining pre-conversion customer inquiries and claims during the quarter ended March 31, 2002, we have retired the Bank of America platform. As a result of the successful conversion of Bank of America subscribers to Genesis and our ability to retire the Bank of America platform, we announced the closing of our San Francisco customer care facility effective April 30, 2002 and our Houston customer care facility effective June 30, 2002. On March 19, 2002, we also announced an overall company reorganization that resulted in a net reduction in force of approximately 450 employees across the company, including the closing of offices mentioned. Additionally, upon retirement of our legacy Austin processing platform expected during the quarter ended September 30, 2002, we will also close our Austin, Texas office. The combined impact of these various actions reduced our quarterly costs by approximately $7.0 million to $8.0 million starting in the quarter ended June 30, 2002. Our focus throughout fiscal 2002 was geared toward improved profitability in our Electronic Commerce business through programs designed to:

         - drive increased subscriber adoption and activation among our partners;
         -        improve product design and usability;
         -        improve overall customer satisfaction; and
         -        reduce variable costs per transaction.

         While there continues to be no guarantee as to the timing or extent of accelerating adoption of electronic billing and payment services, we believe that with our continued focus on improved product and service quality, customer satisfaction and cost efficiency, we are better positioned to maintain our market leadership position throughout an accelerated growth cycle, should it occur.

         Investment Services. Revenue in our Investment Services business increased by $10.0 million, or 14%, from $69.6 million for the year ended June 30, 2001, to $79.6 million for the year ended June 30, 2002. Growth in this business is due primarily to an increase in portfolios managed from more than
1.1 million at June 30, 2001 to about 1.2 million at June 30, 2002. Much of the revenue growth has occurred in fee-based versus institutional accounts, mirroring the movement of the investment industry towards fee-based products and away from the transactional commission-based model. The lower annual growth in both revenue and portfolios compared to prior periods is due primarily to the decline in economic conditions, particularly in the financial services sector, as well as industry consolidations, which have resulted in the loss of over 100,000 portfolios. However, the majority of these portfolios possessed a much lower price point than average, based on the services provided, resulting in a reduced negative impact. A rationalization of our Raleigh, North Carolina office and discontinuation of our financial planning products was completed during the year ended June 30, 2002. We expect that these actions will result in a modest decrease in revenue, offset by a modest increase in operating income in future periods.

         During the quarter ended March 31, 2002, the division released two new product offerings: a new trading and reporting tool for multiple strategy portfolios, which was released to complement CheckFree APL and the APL Browser, which offers clients access via the Internet to the division's portfolio accounting and reporting product, creating a highly visible new distribution channel for money managers and brokers.

         Operating income in our Investment Services segment, excluding purchase accounting amortization and reorganization charges, has increased by $4.0 million, or 20%, from $20.3 million for the year ended June 30, 2001 to $24.4 million for the year ended June 30, 2002. As previously indicated, much of our revenue growth has occurred in fee-based versus institutional accounts that may carry a lower unit price, which in turn places downward pressure on margins as the cost to process this business is not proportionally lower. We initiated a quality program that focuses attention on improved system reliability, particularly trading availability, which is critical to the business unit, and we have enhanced our disaster recovery capabilities. Throughout fiscal 2002, the key initiatives in the Investment Services division have been:

         - extension of product offerings with a shortened time to market;
         - additional versions of the APL Browser with increased functionality; and
         - continued development of a relational database allowing our clients easier access to their data.

         Software. Revenue in our Software business has declined by $3.4 million, or 5%, from $62.2 million for the year ended June 30, 2001, to $58.8 million for the year ended June 30, 2002. The downturn in economic conditions in calendar 2001 and continuing throughout calendar 2002 has caused many businesses to curtail discretionary expenditures, which has resulted in an overall dampening of demand for software solutions. To help address the economic concerns within our i-Solutions business unit, we released two new product offerings in fiscal 2002:

         - i-Solutions Select, which is a series of industry-tailored packaged software choices at lower price points; and
         - new options for billers to host economically priced electronic billing and payment services at CheckFree, which streamlines implementation cycles and lowers costs to billers while delivering both biller direct and e-bill distribution and payment across our network.

         We released these two solutions during the quarter ended September 30, 2001, and while we continue to see increasing interest in the hosting solution, the direct software sales of both i-Solutions and i-Solutions Select remain slower than expected during the extended recessionary economy. Our more mature software units, CFACS and ACH Solutions, also both faced some dampening of demand during the year. Overall, we believe that software sales in general will continue to be challenging until economic conditions improve.

         Operating results in our Software business, excluding purchase accounting amortization, impairment of intangible assets and reorganization charges, have improved from operating income of $0.8 million for the year ended June 30, 2001 to operating income of $5.8 million for the year ended June 30, 2002. Improvement in operating results is primarily the result of continued efforts to manage discretionary costs in light of current economic conditions. On March 19, 2002, we announced a company-wide reorganization that resulted in a net reduction in force of approximately 450 employees. As part of these actions, we announced the closing of our Ann Arbor, Michigan office. As a result of this reorganization, we experienced a recurring savings in underlying costs in the quarter ended June 30, 2002.

         Corporate. Our Corporate segment represents costs for legal, human resources, finance and various other unallocated overhead expenses. Our Corporate segment incurred operating expenses of $35.7 million, or 8% of total revenue, for the year ended June 30, 2001 and of $36.5 million, or over 7% of total revenue, for the year ended June 30, 2002. Although our total overhead expenses have increased slightly, as a percentage of revenue, they continue to improve, reflecting the leverage inherent in our business model. On March 19, 2002, we announced a company-wide reorganization. However, we have been reducing corporate costs through attrition and discretionary cost management throughout the year and, therefore, we did not incur significant additional reductions in staff in this segment. We expect to enjoy continued leverage within our corporate segment on a going forward basis.

         Purchase Accounting Amortization. The purchase accounting amortization line represents amortization of intangible assets resulting from all of our various acquisitions from 1996 forward. The total amount of purchase accounting amortization has increased from $393.4 million for the year ended June 30, 2001 to $394.0 million for the year ended June 30, 2002. The increase is the result of intangible assets established by the acquisitions of TransPoint in September 2000 and the purchase of the electronic billing and payment assets of Bank of America in October 2000, offset by shorter-term intangible assets that fully amortized in the quarter ended December 31, 2001 and the decline in amortization expense resulting from the intangible asset impairment charge we recorded in the quarter ended December 31, 2001. For comparative purposes, the breakout of purchase accounting amortization by segment is as follows:


                                                                           YEAR ENDED JUNE 30,
                                                                      ------------------------------
PURCHASE ACCOUNTING AMORTIZATION BY SEGMENT                             2000       2001       2002
----------------------------------------------------------------------------------------------------
                                                                              (In thousands)
Electronic Commerce                                                   $  2,371   $328,072   $358,476
Investment Services                                                      4,920      5,369      5,665
Software                                                                11,226     59,995     29,868
                                                                      --------   --------   --------
    Total                                                             $ 18,517   $393,436   $394,009
                                                                      ========   ========   ========


         Impairment of Intangible Assets. In the quarter ended December 31, 2001, we recorded charges totaling $155.1 million for the impairment of intangible assets. This was the combined result of a charge of $107.4 million for the impairment of goodwill associated with our acquisition of BlueGill Technologies in April 2000 (currently referred to as CheckFree i-Solutions), and of $47.7 million for the retirement of certain technology assets we acquired from TransPoint in September 2000. Please refer to Impairment of Intangible Assets in the Results of Operations section of this report for a detailed explanation of these charges.

         Reorganization Charge. In January 2002, we announced our plans to close our customer care facility in San Francisco, California, effective April 30, 2002, which resulted in the termination of employees at that facility. At that time, we also announced our intent to eliminate certain of our financial planning products within our Investment Services division, which also resulted in a small reduction of employees in our Raleigh, North Carolina office. On March 19, 2002, we further announced the closing of our Houston and Austin, Texas offices and a net reduction in force totaling 450 employees. As a result of these actions, we have incurred a charge of $15.9 million in the quarter ended March 31, 2002 and a true-up charge of $0.5 million in the quarter ended June 30, 2002, consisting primarily of severance and related employee benefits and lease termination fees. We accounted for these actions in accordance with EITF abstract number 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." For further details relating to this charge, please refer to Note 17 in the Notes to the Consolidated Financial Statements elsewhere within this report.

         One-Time Marketing Charge. The one-time marketing charge took place in the three-month period ended December 31, 2000. Our strategic agreement with Bank of America called for us to provide $25.0 million of cash at closing to help support an agreed upon two year $45.0 million marketing campaign by Bank of America. Because we had no direct influence or impact on the specific nature, timing or extent of the use of the funds, we expensed the $25.0 million as a period cost in the quarter ended December 31, 2000. Additionally, because we do not market directly to subscribers but rather leave that to our various consumer service provider customers, we have segregated this charge from ongoing operations as an unusual, non-recurring event.

          In-Process Research and Development. In the three month period ended September 30, 2000, we incurred $18.6 million of in-process research and development costs in relation to our acquisition of TransPoint. For a detailed discussion of this charge, please refer to the Notes to Consolidated Financial Statements included in our June 30, 2001 Annual Report.

         Charge Associated with Warrants Issued to a Third Party. In the three-month period ended June 30, 2002, we incurred a non-cash charge of $2.7 million against revenue resulting from warrants we issued to a third party in 1999. During the quarter, we determined it was probable that one million warrants would vest on the scheduled vesting date of September 15, 2002. The charge was based on a Black-Scholes valuation of the warrants and was accounted for as a charge against revenue in accordance with EITF 01-09, "Accounting for Consideration Given by a Vendor to a Customer." We will revalue the warrants on the vesting date, and to the extent that final value differs from the $2.7 million charge, we will record the amount necessary to adjust revenue for that difference.

YEARS ENDED JUNE 30, 2000 AND 2001

         Electronic Commerce. Revenue in our Electronic Commerce business increased by 41%, from $213.4 million for the year ended June 30, 2000, to $301.5 million for the year ended June 30, 2001. Net of approximately $35.0 million of incremental revenue provided from TransPoint and Bank of America as described below, underlying revenue in our Electronic Commerce business grew in the mid 20% range. The primary driver of this underlying revenue growth was an increase in subscribers from 3.5 million at June 30, 2000 to just over 5.2 million at June 30, 2001, 0.3 million of which were added by Bank of America in October 2000.

         We completed our acquisition of TransPoint in September 2000. The agreement with Microsoft provides guaranteed revenue of $120 million over a five-year period, which commenced in January 2001. Additionally, as part of the TransPoint acquisition, we received $60 million of guaranteed revenue and/or cost saving opportunities through First Data Corporation over a five-year period, which began in September 2000. Effective October 1, 2000, we completed a strategic agreement with Bank of America, the largest bank in the U.S., to offer electronic billing and payment services to its customer base. This ten-year agreement provides annual revenue guarantees of $50 million ($12.5 million on a quarterly basis) and Bank of America has agreed to invest $45 million over a two year period to promote the awareness and adoption of electronic billing and payment services by their customers. We had been processing certain transactions for Bank of America before the strategic alliance was completed and, therefore, the $50 million annual revenue guarantee should not be considered entirely incremental to our underlying revenue. We did, however, add 300,000 incremental subscribers to our subscriber base upon completion of the agreement.

         Through June 30, 2001, we had signed 241 named billers to our E-Bill electronic billing product offering. Combined with the 30 net new billers we assumed with the TransPoint acquisition, this brought our signed biller total to
271. We had 173 billers in production that delivered nearly 500,000 electronic bills in the month ended June 30, 2001. Our acquisition of BlueGill was expected to facilitate our efforts to provide quality billing content by simplifying and accelerating the process of taking bills from paper to electronic. As of June 30, 2001, we were distributing six popular credit card bills through scraping technology for a total consumer choice of among 179 electronic bills. As of June 30, 2001, we estimated that the average consumer had the potential to receive from five to eight electronic bills in major strategic marketing areas throughout the United States.

         The operating loss in our Electronic Commerce segment, excluding purchase accounting amortization, a one-time marketing charge of $25.0 million, and in-process research and development, had improved from $18.2 million for the year ended June 30, 2000, to $13.1 million for the year ended June 30, 2001. As a result of the TransPoint acquisition and the purchase of Bank of America's electronic billing and payment assets, we supported two additional and less efficient billing and payment processing platforms for most of fiscal 2001. Although expected, this resulted in a significant increase in our cost of processing, servicing and support during the year. We completed the conversion of TransPoint subscribers and billers to the Genesis processing platform in the quarter ended June 30, 2001. We completed the conversion of a portion of the Bank of America East subscribers within the quarter ended March 31, 2001. The remaining Bank of America subscribers, referred to internally as Bank of America West, converted in the quarter ended December 31, 2001. We expected that until the final conversion was completed, we would continue to experience higher than normal incremental processing costs, but at a decreasing rate, as new subscriber transactions are processed on the more efficient Genesis processing system, and that ultimately proved to be true. Somewhat masked by less efficient incremental costs resulting from TransPoint and Bank of America were underlying improvements in efficiency and processing quality within Genesis. Our ratio of electronic payments to total payments improved from approximately 58% at June 30, 2000 to about 64% as of June 30, 2001. We also incurred additional sales and marketing and general and administrative expenses as a result of the two transactions. Throughout fiscal 2001, we continued to focus attention on the following four areas within our Electronic Commerce business:

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

         Investment Services. Revenue in our Investment Services business increased by 27%, from $54.8 million for the year ended June 30, 2000, to $69.6 million for the year ended June 30, 2001. Growth was due primarily to an increase in portfolios managed from approximately 950,000 at June 30, 2000 to over 1.1 million at June 30, 2001. Much of the revenue growth occurred in retail versus institutional accounts that carry a lower unit price. During the quarter ended March 31, 2001, the business released a significantly enhanced version of M-Search, a money manager database system, and APL-ASP, an innovative and flexible new portfolio management services offering for start-up and break away money managers. When combined with the emergence of Internet-based wrap services, which created a highly visible new distribution channel for money managers and brokers, these product enhancements and new distribution channel opportunities helped to fuel further growth for our Investment Services business.

         Operating income in our Investment Services business, excluding purchase accounting amortization, increased by 29%, from $15.8 million for the year ended June 30, 2000, to $20.3 million for the year ended June 30, 2001. Although much of our revenue growth occurred in retail versus institutional accounts that carry a lower unit price, which in turn places downward pressure on margins as the cost to process this business is not proportionally lower, we were able offset this pressure with efficiencies elsewhere in the business, as our operating margins remained consistent year over year.

         Software. Revenue in our Software business increased by 48%, from $42.0 million for the year ended June 30, 2000, to $62.2 million for the year ended June 30, 2001. The growth in software revenue was primarily attributable to the acquisition of BlueGill, now operating as CheckFree i-Solutions, as revenue in our more mature software businesses had increased modestly on a year over year basis. Growth from i-Solutions sales has come from efforts both domestically and internationally.

         Operating income in our Software business, excluding purchase accounting amortization and in-process research and development, declined from $10.5 million for the year ended June 30, 2000, to $0.8 million for the year ended June 30, 2001. As expected, the operations acquired from BlueGill provided downward pressure on operating margins throughout fiscal 2001 as we invested significantly in this emerging product line. The electronic billing and statement software product line acquired from BlueGill provided synergies to the electronic billing and payment products within our Electronic Commerce business. Investments in this area were expected to facilitate our efforts to provide high quality billing content, and simplify and accelerate the process of taking bills and statements from paper to electronic form.

         Corporate. Our Corporate segment represents costs for legal, human resources, finance and various other unallocated overhead expenses. Our Corporate segment incurred operating expenses of $26.1 million, or 8.4% of total revenue for the year ended June 30, 2000, and $35.7 million, or 8.2% of total revenue for the year ended June 30, 2001. Although we continued to add corporate resources in support of the growth of the business, our overhead costs as a percentage of revenue had begun to decline, and were starting to reflect the expected leverage in our business model.

         Purchase Accounting Amortization. The purchase accounting amortization line represents amortization of intangible assets resulting from all of our various acquisitions from 1996 forward. The total amount of purchase accounting amortization has increased from $18.5 million for the year ended June 30, 2000 to $393.4 million for the year ended June 30, 2001. The increases were the result of intangible assets created by the acquisitions of BlueGill in April 2000 and TransPoint in September 2000 and the acquisition of the electronic billing and payment assets of Bank of America effective in October 2000.

         In-process Research and Development. In the quarter ended June 30, 2000, we incurred $6.9 million of in-process research and development costs related to the acquisition of BlueGill and, in the quarter ended September 30, 2000, we incurred $18.6 million of in-process research and development costs as a result of the acquisition of TransPoint. Please refer to the Notes to Consolidated Financial Statements in our June 30, 2001 Annual Report for a detailed explanation of these charges.

         One-time Marketing Charge. The one-time marketing charge took place in the quarter ended December 31, 2000. Our strategic agreement with Bank of America called for us to provide $25.0 million of cash at closing to help support a two-year $45.0 million marketing campaign by Bank of America. Because we did not have the ability to directly impact the specific nature, timing or extent of the use of the funds, we expensed the $25.0 million as a period cost in the quarter ended December 31, 2000. Additionally, because we do not market directly to subscribers, we separated this charge from ongoing operations as an unusual, non-recurring event.


LIQUIDITY AND CAPITAL RESOURCES

         The following chart provides a summary of our Consolidated Statements of Cash Flows for the referenced periods:

                                                                CASH FLOWS FOR THE YEAR ENDED JUNE 30,
                                                                --------------------------------------
                                                                    2000         2001         2002
------------------------------------------------------------------------------------------------------
                                                                            (In thousands)
Cash flow provided by (used in) operating activities             $  21,016    $    (234)   $  45,869
Cash flow used in investing activities                            (108,935)     (26,888)     (58,189)
Cash flow provided by financing activities                         203,547       23,170        3,207
                                                                 ---------    ---------    ---------
    Net increase (decrease) in cash and cash equivalents         $ 115,628    $  (3,952)   $  (9,113)
                                                                 =========    =========    =========


         As of June 30, 2002, we had $206.0 million of cash, cash equivalents and short-term investments on hand, and an additional $72.8 million in long-term investments. Our balance sheet reflects a current ratio of 2.8 and working capital of $201.7 million. With the retirement of inefficient processing platforms and the restructuring actions we initiated on March 19, 2002, we believe that we are in a position to generate positive operating cash flow in the coming year. As a result, when combined with existing balances, we believe we have sufficient cash to meet our presently anticipated requirements for the foreseeable future. However, an extended recessionary economy could have a negative impact on our continued ability to generate significant cash flow from operations. To the extent that additional capital resources are required, we have access to an untapped $30.0 million line of credit.

         For the year ended June 30, 2002, we generated $45.9 million of cash from operating activities. During our September quarter, we typically use a significant amount of cash for payments such as our annual incentive compensation and commissions related to seasonally high software sales from the previous quarter. As mentioned above, as a result of continuing efforts to improve operating efficiency, we have been able to generate cash from operating activities over the past three quarters and we expect to generate positive cash from operations for the full year ending June 30, 2003.

         From an investing perspective, we used $58.2 million of cash for the year ended June 30, 2002. This is comprised of $100.7 million of cash used for the purchase of held to maturity investments, $22.0 million of cash used for the purchase of fixed assets and software, $4.4 million used for capitalization of software development costs, and $3.0 million set aside as restricted investments; offset by $72.3 million in cash received from sales of held to maturity investments.

         From a financing perspective, for the year ended June 30, 2002, we generated $3.2 million of cash from financing activities. We received $3.8 million of cash as proceeds from our employee stock purchase plan, $2.3 million of cash from the exercise of employee stock options, and $0.7 million from the exercise of common stock warrants; offset by $3.6 million of principal payments under capital leases and other long-term obligations. Also, on August 8, 2002, our board of directors authorized us to spend up to $40.0 million for the repurchase of shares of outstanding stock, the purchase of outstanding convertible debt, or a combination of the two, at any time before August 31, 2003.

         For the year ended June 30, 2001, we used $0.2 million of cash flow from operations. Of this amount, $6.7 million represents net proceeds from trading securities transactions, which GAAP requires us to reflect in cash flow from operations.

Also of note, included in cash used in operations was a one-time $25.0 million cash marketing charge related to our strategic alliance with Bank of America. Excluding these two items, underlying cash flow provided by operations was $18.5 million.

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

         From a financing perspective, we received $15.7 million in proceeds from the exercise of common stock warrants. We received an additional $6.9 million from the exercise of options from our employee stock option plan and $4.4 million from the purchase of stock from our employee stock purchase plan. Finally, we used $3.8 million of cash for principal payments under capital leases and other long-term obligations.

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

         From a financing perspective, we received $166.9 million of net proceeds from the issuance of $172.5 million in 6 1/2% convertible subordinated notes and another $25.5 million in proceeds from the exercise of common stock warrants and the purchase of our common stock by third parties. We received additional cash of $9.7 million from the exercise of options from our employee stock option plans and $2.9 million from the purchase of stock from our employee stock purchase plan. Finally, we used $1.5 million of cash for principal payments under capital leases and other long-term obligations.

         The following table represents a summary of our contractual obligations and commercial commitments over the next several years which provides added information in understanding expected cash commitments from various obligations we have entered into over time.

                                                        PAYMENTS DUE
                                                     YEAR ENDED JUNE 30,
                                     ----------------------------------------------------
                                                           2004 TO    2006 TO
CONTRACTUAL OBLIGATIONS                TOTAL      2003       2005       2007    THEREAFTER
-----------------------------------  --------   --------   --------   --------  ----------
                                                        (In thousands)
Long-term debt                       $172,500   $      -   $      -   $172,500   $      _
Capital lease obligations               4,761      1,610      2,974        177          -
Operating leases                      136,093     30,956     29,662     20,211     55,264
Unconditional purchase obligations     13,224      6,929      6,295          -          -
Other long-term obligations             5,261      4,078      1,183          -          -
                                     --------   --------   --------   --------   --------
Total contractual cash obligations   $331,839   $ 43,573   $ 40,114   $192,888   $ 55,264
                                     ========   ========   ========   ========   ========



RECENT ACCOUNTING PRONOUNCEMENTS

         On July 20, 2001, the FASB issued SFAS 141, "Business Combinations" and SFAS 142, "Goodwill and Other Intangible Assets." SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. In addition, it requires application of the provisions of SFAS 142 for goodwill and other intangible assets related to any business combinations completed after June 30, 2001, but prior to the adoption date of SFAS 142. SFAS 142 changes the accounting for goodwill and other intangible assets. Upon adoption, goodwill is no longer subject to amortization over its estimated useful life. Rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value-based test. All other acquired intangibles will be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, or exchanged, regardless of the Company's intent to do so. Other intangibles will be amortized over their useful lives.

         SFAS 142 becomes effective for the Company on July 1, 2002 and will have the following significant impacts:

         - The Company will be required to reclassify approximately $1.3 million of unamortized workforce in place intangible assets, net of the associated deferred income taxes, into goodwill.

         - After the reclassification above, the goodwill balance of approximately $532 million will no longer be amortized. The resulting reduction in amortization expense is estimated at approximately $165 million for each of the Company's fiscal years 2003, 2004 and 2005.

         - The Company is required to perform a transitional impairment test as of July 1, 2002. This impairment test requires the Company to (1) identify its reporting units, (2) determine the carrying value of each reporting unit by assigning assets and liabilities, including existing goodwill and intangible assets, to those reporting units, and (3) determine the fair value of each reporting unit. If the carrying value of any reporting unit exceeds its fair value, then the amount of any goodwill impairment will be determined through a fair value analysis of each of the assigned assets (excluding goodwill) and liabilities.

         The Company has substantially completed its transitional impairment test and expects to record a charge in the range of $2 to $5 million for impairment of goodwill associated with its i-Solutions reporting unit. This charge will be reflected as the cumulative effect of a change in accounting principle in our September 30, 2002 financial statements.

         Following the transitional impairment test, the Company's goodwill balances will be subject to annual impairment tests using the same process described above. If any impairment is indicated as a result of the annual test, an impairment charge would be recorded as part of income from operations.

         In August 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The adoption of SFAS 143 is effective for the Company for fiscal 2003. The Company does not expect that the adoption of this statement will have a significant impact on its results of operations and financial position.

         In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 supersedes SFAS 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and the accounting and reporting provisions of Accounting Principles Board Opinion 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for the disposal of a segment of a business. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and will be effective for the Company's first quarter of fiscal 2003. The Company does not expect that the adoption of this statement will have a significant impact on its results of operations and financial position.

         In April 2002, the Financial Accounting Standards Board issued SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This statement eliminates the current requirement that gains and losses on extinguishment of debt must be classified as extraordinary items in the income statement. Instead, the statement requires that gains and losses on extinguishment of debt be evaluated against the criteria in APB 30, "Reporting the Results of Operations--Discontinued Events and Extraordinary Items" to determine whether or not it should be classified as an extraordinary item. In addition, the statement contains other corrections to authoritative accounting literature in SFAS 4, 44 and 64. The changes in SFAS 145 related to debt extinguishment will be effective for the Company's 2003 fiscal year and the other changes were effective beginning with transactions after May 15, 2002. In August 2002, the Company announced that its board of directors had authorized a repurchase program under which the Company may purchase shares of its common stock and convertible notes. Should the Company purchase any of its convertible notes and realize a gain or loss on the transaction, SFAS 145 will require the Company to evaluate the transaction against the criteria in APB 30 to determine if the gain or loss should be classified as an extraordinary item. If classification as an extraordinary item is not appropriate, the gain or loss would be included as part of income from operations.

         In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses accounting for reorganization and similar costs. SFAS 146 supersedes previous accounting guidance, principally EITF 94-3. SFAS 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost was recognized at the date of a company's commitment to an exit plan. SFAS 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS 146 may affect the timing of recognizing any future reorganization costs as well as the amount recognized. The provisions of SFAS 146 are effective for reorganization activities initiated after December 31, 2002.


APPLICATION OF CRITICAL ACCOUNTING POLICIES

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those policies that are both important to the portrayal of our financial condition and results of operations, and they require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We believe the policies and estimates described below relating to intangible assets, equity instruments issued to customers, and deferred income taxes are our critical accounting policies.

         Discussion with the Audit Committee of the Board of Directors. In determining which of our accounting policies warranted disclosure as critical in nature, our senior financial management team prepared an analysis of our accounting policies and reviewed the policies in detail with our Audit Committee. After discussing the level of management judgment required to comply with our accounting policies, we agreed with the Audit Committee that the following accounting policies are deemed to be critical in nature and should be disclosed as such.

         Intangible Assets. Over the past several years, we have acquired a number of businesses and the electronic billing and payment assets of Bank of America, which resulted in significant intangible assets. As of June 30, 2002, the balance of such intangible assets on our balance sheet totaled over $1.1 billion and is spread across our three business segments as follows:

         -        Electronic Commerce of $1.08 billion;
         -        Software of $38.7 million; and
         -        Investment Services of $26.0 million.

         Through June 30, 2002, we evaluate our intangible assets for impairment whenever indicators of impairment exist. SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," requires that if the sum of the future cash flows expected to result from a company's asset, undiscounted and without interest charges, is less than the reported value of the asset, an asset impairment must be recognized in the financial statements. The amount of impairment to recognize is calculated by subtracting the fair value of the asset from the reported value of the asset.

         In our Software segment, we reviewed our i-Solutions intangible assets for impairment during the quarter ended December 31, 2001, due to a trend in lower than expected license sales during the extended recessionary economy. We determined that the book value of long-lived assets within i-Solutions exceeded the undiscounted sum of the expected future cash flows from the assets related to the i-Solutions business unit, which indicated that the intangible assets were impaired. The actual amount of impairment was then determined by subtracting the fair value of the expected cash flows from the i-Solutions business unit from the related long-lived assets. As a result, in accordance with GAAP, we recorded an impairment charge of $107.4 million against the balance of i-Solutions goodwill in the quarter ended December 31, 2001. We applied judgment in developing projections of future cash flows from our i-Solutions business. Our projections include, but are not limited to, expectations of product sales and related future product maintenance revenues, cost of sales, and other operating expenses supporting this business five years into the future. Additionally, we estimated a terminal value, which represents the present value of future cash flow beyond the five-year period. Finally, we assumed a discount rate that we believed fairly represented the risk-free rate and a risk premium appropriate for this business. Variances from our projected cash flows, and the related terminal value, could have had a significant impact on the amount of the impairment charge we recorded. If we had assumed a 10% increase in our estimated annual cash flows from the i-Solutions business unit, we would have passed the SFAS 121 undiscounted cash flow test and not recorded an impairment charge at all. If, however, we reduced our estimated annual cash flows for the i-Solutions business unit by 10%, our impairment charge would have increased by approximately $3.6 million.

         In our Electronic Commerce segment, we reviewed our TransPoint related technology assets for impairment during the quarter ended December 31, 2001, due to the termination of a maintenance agreement for this technology from the last of our international partners and an evaluation of the service potential of the related technology assets against our current and future initiatives. We determined that there was no alternative future use for two of the technology assets, and in accordance with GAAP, we recorded a charge of $47.7 million to retire these assets. The retirement of the TransPoint technology assets was an indicator of potential impairment for other intangible assets associated with this acquisition. SFAS 121 requires us to test for impairment at the lowest level of separately identifiable cash flows, which we determined in this case, was our Electronic Commerce division. We performed the initial impairment test by comparing the sum of expected future cash flows from the assets related to our Electronic Commerce division, on an undiscounted basis, to the book value of the Electronic Commerce division long-lived assets. Since the sum of the undiscounted future cash flows exceeded the long-lived assets book value, there was no impairment. There were several areas of management judgment used in performing this analysis. Initially, our projections of future cash flow from the Electronic Commerce division required management's judgment regarding our expectations of future revenues, costs, and other operating expenses supporting this business five years into the future. Additionally, we estimated a terminal value, which represents the present value of future cash flow beyond the five-year period. Finally, we assumed a discount rate that we believed fairly represented the risk-free rate and a risk premium appropriate for this business. Variances, both positive and negative, from our projected cash flows, and the related terminal value, would not have had a significant impact on our analysis. If we had assumed a 10% increase in our estimated annual cash flows from the Electronic Commerce division, we would have simply passed the SFAS 121 undiscounted cash flow test by a greater margin. If we had assumed a 10% reduction in our estimated annual cash flows we still would have passed the undiscounted cash flow test and therefore still not incurred an impairment charge.

         In January 2002, we announced the intent to eliminate certain of our financial planning products within our Investment Services division. The elimination of those products was an indicator of potential impairment for our long-lived assets associated with that M-Solutions business unit within our Investment Services segment. We determined that the lowest level of separately identifiable cash flows at which to test for impairment was our M-Solutions business unit. We performed the initial impairment test by comparing the sum of expected future cash flows from the assets related to M-Solutions, on an undiscounted basis, to the book value of the M-Solutions division's long-lived assets. Since the sum of the undiscounted future cash flows exceeded the long-lived assets book value, there was no impairment. As with our other analyses, there were several areas of management judgment used in performing this analysis such as our projections of future cash flows from this business, the estimated terminal value and the discount rate we used. Variances from our projected cash flows, and the related terminal value, would not have had a significant impact on our analysis. If we had assumed a 10% increase on our estimated annual cash flows from the M-Solutions business, we would have simply passed the SFAS 121 undiscounted cash flow test by a greater margin. Had we had assumed a 10% reduction in our estimated annual cash flows, we still would have passed the undiscounted cash flow test, and therefore still not incurred an impairment charge.

         Equity Instruments Issued to Customers. Within our Electronic Commerce segment, from time to time, we have determined it appropriate to issue warrants to certain of our customers to provide an incentive for them to achieve mutually beneficial long-term objectives. These objectives can take the form of performance against long-term growth targets, such as the number of the third-party's customers that become active bill paying subscribers of our service or the number of bills distributed electronically to the third party's customers, or more relationship oriented, such as simply remaining a customer at a specified future date. Accounting standards for these types of warrants require us to record a charge when it becomes probable that the warrants will vest. For milestone based warrants the amount of the charge would be the fair value of the portion of the warrants earned by the customer based on their progress towards achieving the milestone(s) required to vest in the warrants. At each reporting date, we would determine the current fair value of the portion of the warrants previously earned and true-up the charges previously recorded. In addition, we would record a charge for the fair value of the additional portion of the warrants earned during that period, again based on the customer's progress towards the vesting milestones. This would continue until the warrants vest, at which time a final fair value is determined and the charge is adjusted accordingly. At the time we issued these warrants, accounting standards in place indicated that the charge for these type warrants be recorded as an expense. Since then, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board ("FASB") issued EITF 01-09, "Accounting for Consideration by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." This guidance became effective for financial statements issued after December 15, 2001, and is retroactively applied to existing equity instruments previously issued. It requires that the charge for the fair value of these types of warrants be recorded against revenue up to the cumulative amount of revenue recognized for a customer instead of to expense as was previously the case. Management must use judgment in determining when the vesting of a warrant becomes probable. As of June 30, 2002, we had 13 million unvested warrants outstanding that could potentially result in significant charges against our revenue, one million of which could vest or will expire in September 2002; two million of which expire in June 2009; and ten million of which expire in October 2010.

         In October 1999, we entered into an agreement with a third party in which we issued warrants on one million shares of our stock, and the ability for the third party to earn an additional two million warrants. All such warrants are exercisable on September 15, 2002, contingent upon achievement of various annual revenue targets and maintaining the existence of our agreement through that date. In the quarter ended June 30, 2002 we determined it was probable that one million such warrants would vest on their scheduled vesting date of September 15, 2002. With competition in our market, we cannot simply assume a customer will remain a customer until we get close to the date in question. In addition, ongoing discussions relating to contract extensions and their possible impact on existing terms affect our judgment as to the probability of vesting. In our judgment, we believe it is probable that these warrants will vest and, accordingly, we recorded a charge of $2.7 million against our processing and servicing revenue. We determined the amount of the charge using a Black-Scholes valuation of the warrants based on the price of our stock on June 30, 2002, discounted for the non-marketability of the stock due to trading restrictions included in the warrant agreement; the strike price of the warrants; the volatility of our stock; the remaining life of the warrant; and the risk-free interest rate at that time. Our judgment in this instance consisted of our estimate that the warrants would in fact vest by September 15, 2002.

         For the remaining 12 million outstanding warrants, it is our judgment that vesting is not probable. Had we determined vesting was probable or should vesting become probable in the future, it could result in significant charges against our revenue. For example, had we determined it was probable that another one million of the remaining warrants would vest; we could record an additional charge of as much as $3.9 million against our Electronic Commerce segment processing and servicing revenue. A portion of this charge would have been recorded against our fiscal year 2002 revenue, with the remainder to be recorded against future revenue as the customer progresses toward achieving the vesting milestones. In addition, the amounts to be recorded each reporting period would fluctuate with changes in our stock price from period to period until such time as the milestones are achieved and the warrants vest. Determining the probability of warrants vesting based on future volumes of active subscribers or e-bills presented requires us to use judgment based on market conditions now and in the future, current volumes of active subscribers, assumptions of activation of currently inactive subscribers, assumptions about growth in new subscribers and the rate at which new subscribers become active versus recent trends, evolution of contractual terms as relationships with partners evolve, and the assumed number of e-bills presented requires us to estimate the number of bills per active subscriber that will be presented and paid electronically versus by other means.

         Deferred Income Taxes. As of June 30, 2002, we have $120 million of deferred income tax assets recorded on our balance sheet, $12 million of which are recorded in the current asset section of our balance sheet, and $108 million of which are netted against long-term deferred tax liabilities, in accordance with GAAP. Deferred income tax assets represent future tax benefits we expect to be able to apply against future taxable income, and consist primarily of net operating loss benefits carried forward to future periods. Our ability to utilize the deferred tax benefits is dependent upon our ability to generate future taxable income. SFAS 109, "Accounting for Income Taxes" requires us to record a valuation allowance against any deferred income tax benefits that we believe may expire before we generate sufficient taxable income to use them. If we were to record a deferred tax benefit valuation allowance, it would have the effect of increasing our tax expense thereby decreasing our net income and decreasing our deferred tax asset balance on our balance sheet. We use current estimates of future taxable income to determine whether a valuation allowance is needed. Projecting our future taxable income requires us to use significant judgment regarding the expected future revenues and expenses in each of our business segments. In addition, we must assume that tax laws will not change sufficiently enough to materially impact the expected tax liability associated with our expected taxable income. While our current projections indicate we will be able to fully utilize our deferred income tax benefits, should the economic recession continue for an extended period of time, or competitive pressures or other business risks result in a significant variance to our projected taxable income, we could be required to record a valuation allowance up to the full value of our deferred tax asset balances.



INFLATION

         We believe that the effects of inflation have not had a significant impact on our results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         With the acquisition of BlueGill in April 2000, we obtained operations in Canada and we maintain offices in the United Kingdom. As a result, we have assets and liabilities outside the United States that are subject to fluctuations in foreign currency exchange rates. Due to the start up nature of each of these operations, however, we currently utilize the U.S. dollar as the functional currency for all international operations. As operations in Canada and the United Kingdom begin to generate sufficient cash flow to provide for their own cash flow requirements, we will convert to local currency as the functional currency in each related operating unit as appropriate. Because we utilize the U.S. dollar as the functional currency and due to the immaterial nature of the amounts involved, our economic exposure from fluctuations in foreign exchange rates is not significant enough at this time to engage in forward foreign exchange and other similar instruments.

         While our international sales represented less than 2.2% of our revenue for the year ended June 30, 2002, we now market, sell and license our products throughout the world. As a result, our future revenue could be affected by weak economic conditions in foreign markets that could reduce demand for our products.

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


SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

         Except for the historical information contained herein, the matters discussed in our Annual Report include certain forward-looking statements within the meaning of Section 27A of the Securities Act, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Those statements include, but may not be limited to, all statements regarding our and management's intent, belief and expectations, such as statements concerning our future profitability, and our operating and growth strategy. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, the factors set forth under the caption "Business - Business Risks" in the Annual Report on Form 10-K for the year ended June 30, 2002 and other factors detailed from time to time in our filings with the Securities and Exchange Commission. One or more of these factors have affected, and in the future could affect, our businesses and financial results in the future and could cause actual results to differ materially from plans and projections. Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate. Therefore, there can be no assurance that the forward-looking statements included in this Annual Report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as representations by us or any other person that our objectives and plans will be achieved. All forward-looking statements made in this Annual Report are based on information presently available to our management. We assume no obligation to update any forward-looking statements.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of CheckFree Corporation and
Subsidiaries:

We have audited the accompanying consolidated balance sheets of CheckFree Corporation (the "Company") and its subsidiaries as of June 30, 2001 and 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended June 30, 2000, 2001, and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries at June 30, 2001 and 2002, and the results of their operations and their cash flows for the years ended June 30, 2000, 2001, and 2002 in conformity with accounting principles generally accepted in the United States of America.


/s/ DELOITTE & TOUCHE LLP


Atlanta, Georgia
August 8, 2002

                     CHECKFREE CORPORATION AND SUBSIDIARIES


                          CONSOLIDATED BALANCE SHEETS

                                                                                JUNE 30,
                                                                       --------------------------
                                                                           2001           2002
                                                                       -----------    -----------
                                                                   (IN THOUSANDS, EXCEPT SHARE DATA)
                                     ASSETS
CURRENT ASSETS:
     Cash and cash equivalents .....................................   $   124,122    $   115,009
     Investments ...................................................        35,930         90,958
     Accounts receivable, net ......................................        88,818         88,030
     Prepaid expenses and other assets .............................         8,681          8,355
     Deferred income taxes .........................................        13,725         11,816
                                                                       -----------    -----------
                    Total current assets ...........................       271,276        314,168
PROPERTY AND EQUIPMENT, Net ........................................       109,226         95,625
OTHER ASSETS:
     Capitalized software, net .....................................       187,021         71,845
     Goodwill, net .................................................       820,169        530,758
     Strategic agreements, net .....................................       643,212        519,275
     Other intangible assets, net ..................................        47,118         24,609
     Investments ...................................................        96,042         69,788
     Restricted investments ........................................          --            3,000
     Other noncurrent assets .......................................         9,889          8,409
                                                                       -----------    -----------
                    Total other assets .............................     1,803,451      1,227,684
                                                                       -----------    -----------
                                                                       $ 2,183,953    $ 1,637,477
                                                                       ===========    ===========
                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
     Accounts payable ..............................................   $    19,084    $    10,049
     Accrued liabilities ...........................................        60,090         54,914
     Current portion of long-term obligations ......................         4,528          5,054
     Deferred revenue ..............................................        44,913         42,410
                                                                       -----------    -----------
                    Total current liabilities ......................       128,615        112,427
ACCRUED RENT AND OTHER .............................................         4,758          4,080
DEFERRED INCOME TAXES ..............................................       141,853         39,993
OBLIGATIONS UNDER CAPITAL LEASES- Less current portion .............         4,041          2,816
CONVERTIBLE SUBORDINATED NOTES .....................................       172,500        172,500
COMMITMENTS (Note 12)
STOCKHOLDERS' EQUITY:
     Preferred stock- 50,000,000 authorized shares, $0.01 par value;
        no amounts issued or outstanding ...........................          --             --
     Common stock- 500,000,000 authorized shares, $0.01 par value;
        issued 92,472,299 and 93,629,718 shares, respectively;
        outstanding 86,928,475 and 88,085,894 shares, respectively .           869            881
     Additional paid-in-capital ....................................     2,420,957      2,435,310
     Accumulated deficit ...........................................      (689,455)    (1,130,405)
     Unearned compensation .........................................          (185)          (125)
                                                                       -----------    -----------
                    Total stockholders' equity .....................     1,732,186      1,305,661
                                                                       -----------    -----------
                                                                       $ 2,183,953    $ 1,637,477
                                                                       ===========    ===========




                 See notes to consolidated financial statements

                     CHECKFREE CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                             YEAR ENDED JUNE 30,
                                                 --------------------------------------------
                                                     2000            2001            2002
                                                 ------------    ------------    ------------
                                                        (IN THOUSANDS, EXCEPT SHARE DATA)
REVENUES:
     Processing and servicing ................   $    261,621    $    362,051    $    422,237
     License fees ............................         16,818          30,180          25,020
     Maintenance fees ........................         18,752          21,332          24,298
     Other ...................................         13,004          19,757          18,922
                                                 ------------    ------------    ------------
                    Total revenues ...........        310,195         433,320         490,477
EXPENSES:
     Cost of processing, servicing and support        182,540         255,528         262,105
     Research and development ................         35,631          55,621          55,172
     Sales and marketing .....................         44,782          90,283          58,030
     General and administrative ..............         40,931          50,474          43,687
     Depreciation and amortization ...........         42,830         427,495         435,565
     In-process research and development .....          6,900          18,600              --
     Impairment of intangible assets .........             --              --         155,072
     Reorganization charge ...................             --              --          16,365
                                                 ------------    ------------    ------------
                    Total expenses ...........        353,614         898,001       1,025,996
                                                 ------------    ------------    ------------
LOSS FROM OPERATIONS .........................        (43,419)       (464,681)       (535,519)
OTHER:
     Interest income .........................          7,689          15,415           8,486
     Interest expense ........................         (8,027)        (13,154)        (12,788)
     Loss on investments .....................           --           (16,077)           --
                                                 ------------    ------------    ------------
LOSS BEFORE INCOME TAXES .....................        (43,757)       (478,497)       (539,821)
INCOME TAX BENEFIT ...........................        (11,437)       (115,362)        (98,871)
                                                 ------------    ------------    ------------
NET LOSS .....................................   $    (32,320)   $   (363,135)   $   (440,950)
                                                 ============    ============    ============
BASIC LOSS PER SHARE:
     Net loss per common share ...............   $      (0.61)   $      (4.49)   $      (5.04)
                                                 ============    ============    ============
     Equivalent number of shares .............     53,367,339      80,863,100      87,452,339
                                                 ============    ============    ============
DILUTED LOSS PER SHARE:
     Net loss per common share ...............   $      (0.61)   $      (4.49)   $      (5.04)
                                                 ============    ============    ============
     Equivalent number of shares .............     53,367,339      80,863,100      87,452,339
                                                 ============    ============    ============


                 See notes to consolidated financial statements

                     CHECKFREE CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                            NUMBER OF
                                            SHARES OF      COMMON      ADDITIONAL                                   TOTAL
                                             COMMON       STOCK AT      PAID-IN     UNEARNED       ACCUMULATED   STOCKHOLDERS'
                                             STOCK          PAR         CAPITAL   COMPENSATION       DEFICIT        EQUITY
                                           ----------   -----------   ----------- ------------     -----------   -------------
                                                                   (IN THOUSANDS, EXCEPT SHARE DATA)
BALANCE- JUNE 30, 1999 ................    51,756,278   $       518   $   480,385          --      $  (294,000)   $   186,903
 Net loss .............................          --            --            --            --          (32,320)       (32,320)
 Stock options and warrants exercised .     1,795,785            18        35,224          --             --           35,242
 Employee stock purchases .............        99,010             1         2,285          --             --            2,286
 401(k) match .........................        36,226          --           1,059          --             --            1,059
 Issuance of common stock pursuant
           to acquisition .............     4,713,736            47       239,447          --             --          239,494
 Issuance of restricted stock .........        13,000          --             333          (333)          --             --
 Amortization of unearned
           compensation ...............          --            --            --              71           --               71
 Tax benefit associated with exercise
          of stock options and warrants          --            --          13,159          --             --           13,159
                                           ----------   -----------   -----------   -----------    -----------    -----------
BALANCE- JUNE 30, 2000 ................    58,414,035           584       771,892          (262)      (326,320)       445,894
 Net loss .............................          --            --            --            --         (363,135)      (363,135)
 Stock options and warrants exercised .     1,369,885            14        22,609          --             --           22,623
 Employee stock purchases .............        92,721             1         3,623          --             --            3,624
 401(k) match .........................        51,834          --           2,487          --             --            2,487
 Issuance of common stock pursuant
           to acquisition .............    27,000,000           270     1,601,723          --             --        1,601,993
 Amortization of unearned
           compensation ...............          --            --            --              77           --               77
 Tax benefit associated with exercise
          of stock options and warrants          --            --          18,623          --             --           18,623
                                           ----------   -----------   -----------   -----------    -----------    -----------
BALANCE- JUNE 30, 2001 ................    86,928,475           869     2,420,957          (185)      (689,455)     1,732,186
 Net loss .............................          --            --            --            --         (440,950)      (440,950)
 Stock options and warrants exercised .       808,163             9         2,964          --             --            2,973
 Employee stock purchases .............       216,369             2         4,453          --             --            4,455
 401(k) match .........................       132,887             1         3,620          --             --            3,621
 Charge associated with warrants ......          --            --           2,748          --             --            2,748
 Amortization of unearned
           compensation ...............          --            --            --              60           --               60
 Tax benefit associated with exercise
          of stock options and warrants          --            --             568          --             --              568
                                           ----------   -----------   -----------   -----------    -----------    -----------
BALANCE- JUNE 30, 2002 ................    88,085,894   $       881   $ 2,435,310   $      (125)   $(1,130,405)   $ 1,305,661
                                           ==========   ===========   ===========   ===========    ===========    ===========


                 See notes to consolidated financial statements

                     CHECKFREE CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                    YEAR ENDED JUNE 30,
                                                                            -----------------------------------
                                                                               2000         2001         2002
                                                                            ---------    ---------    ---------
                                                                                         (IN THOUSANDS)
OPERATING ACTIVITIES:
     Net loss ...........................................................   $ (32,320)   $(363,135)   $(440,950)
     Adjustments to reconcile net loss to net cash provided by  (used in)
         operating activities:
     Write off of in-process research and development ...................       6,900       18,600         --
     Loss on investments ................................................        --         16,077         --
     Depreciation and amortization ......................................      42,830      427,495      435,565
     Deferred income tax benefit ........................................     (11,437)    (115,362)     (99,152)
     Impairment of intangible assets ....................................        --           --        155,072
     Charge associated with warrants ....................................        --           --          2,748
     Non-cash portion of reorganization charge ..........................        --           --          1,640
     Net loss on disposition of property and equipment ..................        --             56           55
     Purchases of investments - Trading .................................     (19,002)     (12,369)        --
     Proceeds from maturities and sales of investments, net - Trading ...      22,608       19,029         --
     Change in certain assets and liabilities (net of acquisitions and dispositions):
          Accounts receivable ...........................................     (14,499)     (30,510)         788
          Prepaid expenses and other ....................................         644        1,688        2,676
          Accounts payable ..............................................      (4,153)       8,926       (9,035)
          Accrued liabilities and other .................................      20,259       16,808       (1,212)
          Deferred revenue ..............................................       9,188       10,698       (2,503)
          Income tax accounts............................................          (2)       1,765          177
                                                                            ---------    ---------    ---------
                    Net cash provided by (used in) operating activities .      21,016         (234)      45,869
INVESTING ACTIVITIES:
    Purchase of property and software ...................................     (39,495)     (41,701)     (21,980)
    Proceeds from sale of assets ........................................        --          2,257         --
    Capitalization of software development costs ........................      (7,576)      (4,927)      (4,435)
    Purchase of business, net of cash acquired ..........................       9,152       96,599         --
    Capitalization of strategic agreement costs .........................        --        (10,279)        --
    Purchases of investments - Held to maturity .........................     (70,796)    (145,997)    (100,715)
    Increase in restricted investments ..................................        --           --         (3,000)
    Proceeds from maturities and sales of investments - Held to maturity        9,780       79,041       72,329
    Purchase of other investments .......................................     (10,000)      (1,881)        (388)
                                                                            ---------    ---------    ---------
                    Net cash used in investing activities ...............    (108,935)     (26,888)     (58,189)
FINANCING ACTIVITIES:
    Principal payments under capital lease and other
         long-term obligations ..........................................      (1,495)      (3,847)      (3,553)
     Proceeds from stock options exercised ..............................       9,721        6,940        2,285
     Proceeds from employee stock purchase plan .........................       2,903        4,374        3,787
     Proceeds from sale of stock and exercise of warrants ...............      25,515       15,703          688
     Proceeds from issuance of convertible subordinated notes ...........     166,903         --           --
                                                                            ---------    ---------    ---------
                    Net cash provided by financing activities ...........     203,547       23,170        3,207
                                                                            ---------    ---------    ---------
NET INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS ...................................................     115,628       (3,952)      (9,113)
CASH AND CASH EQUIVALENTS:
     Beginning of period ................................................      12,446      128,074      124,122
                                                                            ---------    ---------    ---------
     End of period ......................................................   $ 128,074    $ 124,122    $ 115,009
                                                                            =========    =========    =========


                     CHECKFREE CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           AS OF AND FOR THE YEARS ENDED JUNE 30, 2000, 2001 AND 2002

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION - CheckFree Corporation (the "Company") is the parent company of CheckFree Services Corporation ("CheckFree Services"), the principal operating company of the business. In April 2000, CheckFree Services changed its name from CheckFree Corporation to CheckFree Services Corporation. Following that change, in August 2000, CheckFree Holdings Corporation changed its name to CheckFree Corporation. CheckFree Services was organized in 1981 and is a leading provider of financial electronic commerce products and services. See Note 20 for a description of the Company's business segments.

PRINCIPLES OF CONSOLIDATION - The accompanying consolidated financial statements include the results of operations of the Company, its wholly-owned subsidiaries, and CheckFree Management Corporation, of which the Company is the majority owner. All significant intercompany transactions have been eliminated.

USE OF ESTIMATES - The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BUSINESS COMBINATIONS - For business combinations that have been accounted for under the purchase method of accounting, the Company includes the results of operations of the acquired business from the date of acquisition. Net assets of the companies acquired are recorded at their fair value at the date of acquisition. The excess of the purchase price over the fair value of tangible and identifiable intangible net assets acquired is included in goodwill.

Statement of Financial Accounting Standards ("SFAS") 141, "Business Combinations," eliminated the pooling-of-interest method of accounting for business combinations and requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method. In addition, SFAS 142, "Goodwill and Other Intangible Assets," requires application of the provisions of SFAS 142 for goodwill and other intangible assets related to any business combinations completed after June 30, 2001, but prior to the adoption date of SFAS 142. The Company will adopt FAS 142 on July 1, 2002, however, there have been no acquisitions completed since June 30, 2001. All previous acquisitions have been accounted for using the purchase method.

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

INVESTMENTS - The Company has certain investments in marketable debt securities that are classified as either available-for-sale, trading or held-to-maturity in accordance with SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities." At June 30, 2001 and 2002, all such investments are classified as held to maturity. Held-to-maturity securities are carried at amortized cost and are adjusted only for other than temporary declines in fair value. Restricted investments represent amounts that are restricted as to their use in accordance with leasing arrangements.

The Company has certain other investments in equity and debt securities that are accounted for under the cost method. Under the cost method of accounting, investments are carried at cost and are adjusted only for other-than-temporary declines in fair value, distributions of earnings and additional investments.

The Company periodically evaluates whether any declines in fair value of its investments are other than temporary. In performing this evaluation, the Company considers various factors including any decline in market

                     CHECKFREE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

price, where available, the investee's financial condition, results of operations, operating trends and other financial ratios.

The Company has received equity instruments in connection with agreements with certain partners. In such cases, the Company's initial cost is determined based on the estimated fair value of the equity instruments received. Subsequent changes in the fair value of these equity instruments are accounted for in accordance with the investment policies described above.

CONCENTRATIONS OF CREDIT RISK - Financial instruments that potentially subject the Company to concentrations of credit risks consist of cash, investments and trade accounts receivable. Excess cash is invested through banks, mutual funds and brokerage houses primarily in highly liquid securities. The Company has investment policies and procedures that limit any concentration of credit risk with single issuers. With respect to accounts receivable, the Company does not generally require collateral and believes that any credit risk is substantially mitigated by the nature of our customers and reasonably short collection terms. The Company maintains reserves for potential credit losses on customer accounts when deemed necessary.

DERIVATIVE FINANCIAL INSTRUMENTS - On July 1, 2000, the Company adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," which requires that all derivative financial instruments be recognized as either assets or liabilities in the balance sheet. SFAS 133, as amended, requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

The Company's Investment Policy currently prohibits the use of derivatives for trading or hedging purposes. Additionally, the Company performs reviews of its contracts and has determined that they contain no "embedded derivatives" that require separate reporting and disclosure under SFAS 133, as amended. As such, the adoption of SFAS 133, as amended, did not have a material impact on the Company's financial position or results of operations.

PROPERTY AND EQUIPMENT - Property and equipment are stated at cost. Property and equipment are depreciated using the straight-line method over the estimated useful lives as follows: land improvements, building and building improvements, 15 to 30 years; computer equipment, software and furniture, 18 months to 7 years. Equipment under capital leases are amortized using the straight-line method over the lesser of their estimated useful lives or the terms of the leases. Leasehold improvements are amortized over the lesser of the estimated useful lives or remaining lease periods.

CAPITALIZED SOFTWARE - Capitalized software includes purchased technology intangible assets associated with acquisitions and capitalized internal development costs. Purchased technology intangibles are initially recorded based on the fair value ascribed at the time of acquisition. Internal development costs are capitalized in accordance with the provisions of either SFAS 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," or Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The Company determines whether software costs fall under the provisions of SFAS 86 or SOP 98-1 and accounts for them as follows:

- SFAS 86- Software development costs incurred prior to the establishment of technological feasibility are expensed as incurred. Software development costs incurred after the technological feasibility of the subject software product has been established are capitalized in accordance with SFAS 86. Capitalized software costs are amortized on a product-by-product basis using either the estimated economic life of the product on a straight-line basis over three to five years, or the current year gross product revenue to the current and anticipated future gross product revenue, whichever is greater. Unamortized software development costs in excess of estimated future net revenues from a particular product are written down to estimated net realizable value.

                     CHECKFREE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


- SOP 98-1- Software costs incurred in the preliminary project stage are expensed as incurred. Software costs incurred after the preliminary project stage is complete, management has committed to the project, and it is probable the software will be used to perform the function intended are capitalized in accordance with SOP 98-1. Capitalized software costs are amortized on a product-by-product basis using the estimated economic life of the product on a straight-line basis, generally three to five years. Capitalized software costs not expected to be completed and placed in service are written down to estimated net realizable value.


GOODWILL AND OTHER INTANGIBLE ASSETS - Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations accounted for under the purchase method. Goodwill is amortized on a straight-line basis over 5 to 10 years.

Other intangibles represent identifiable intangible assets purchased by the Company in connection with business combinations. The costs of identified intangible assets are generally amortized on a straight-line basis over periods from 8 months to 10 years.

IMPAIRMENT OF LONG-LIVED ASSETS - In accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," the Company reviews its long-lived assets, including identifiable intangible assets and goodwill related to those assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. If such a review is warranted, recoverability is measured by comparison of the carrying amount of the applicable long-lived assets to future undiscounted net cash flows the assets are expected to generate. If assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair market value. During the year ended June 30, 2002, the Company performed a review of certain of its long-lived assets and determined that certain assets were impaired. See Note 7 for a description of this review.

TRANSACTION PROCESSING - In connection with the timing of the Company's financial transaction processing, the Company is exposed to credit risk in the event of nonperformance by other parties, such as returns and charge backs. The Company utilizes credit analysis and other controls to manage its credit risk exposure. The Company also maintains a reserve for future returns and charge backs. This reserve is included in accrued liabilities in the accompanying consolidated balance sheets.

COMPREHENSIVE INCOME - Where applicable, the Company reports comprehensive income in accordance with SFAS 130, "Reporting Comprehensive Income." The Statement requires disclosure of total non-shareowner changes in equity and its components. Total non-shareowner changes in equity include all changes in equity during a period except those resulting from investments by and distributions to shareowners. The components of other comprehensive income applicable to the Company would be unrealized holding gains or losses on the Company's available-for-sale securities and certain transactions associated with derivative instruments. There were no available-for-sale securities held or derivative instrument transactions during the years ended June 30, 2000, 2001 and 2002. As a result, there were no components of comprehensive income applicable to the Company during the years ending June 30, 2000, 2001 and 2002.

STOCK-BASED COMPENSATION - The Company accounts for stock-based compensation in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation expense is not required to be recorded when stock options are granted to employees as long as the exercise price is not less than the fair market value of the stock when the option is granted, and in connection with our Employee Stock Purchase Plan as long as the purchase price is not less than 85% of the lower of the fair market value at the beginning or end of each offer period. In October 1995, the Financial Accounting Standards Board ("FASB") issued SFAS 123, "Accounting for Stock-Based Compensation." SFAS 123 allows the Company to continue to follow the present APB 25 guidelines, but requires pro-forma disclosures of net income and earnings per share as if the Company had adopted the provisions of the Statement.

                     CHECKFREE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


STOCK-RELATED TRANSACTIONS WITH THIRD PARTIES - The Company accounts for stock warrants issued to third parties, including customers, in accordance with the provisions of the Emerging Issues Task Force ("EITF") Issue 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services," and EITF 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." Under the provisions of EITF 96-18, because none of the Company's agreements have a disincentive for non-performance, the Company records a charge for the fair value of the portion of the warrants earned from the point in time when vesting of the warrants become probable. Final determination of fair value of the warrants occurs upon actual vesting. EITF 01-9, which became effective during the quarter ended March 31, 2002, requires that the fair value charge for certain types of warrants issued to customers be recorded as a reduction of revenue to the extent of cumulative revenue recorded from that customer.

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE -The Company reports Basic and Diluted Earnings (Loss) Per Share in accordance with the provisions of SFAS 128 "Earnings Per Share." Basic earnings (loss) per common share is determined by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding. Diluted per-common-share amounts assume the issuance of common stock for all potentially dilutive equivalent shares outstanding.

FOREIGN CURRENCY TRANSLATION - Effective with the acquisition of BlueGill Technologies, Inc. on April 28, 2000, certain wholly owned subsidiaries of the Company have foreign operations. The financial statements of these foreign subsidiaries are measured using the US dollar as the functional currency. Assets, liabilities, revenues and expenses are remeasured using current and historical exchange rates in accordance with SFAS No. 52, "Foreign Currency Translation." Translation gains and losses resulting from the remeasurement process are included in the determination of net income. The net translation losses for the years ended June 30, 2001 and 2002, and the period from April 28, 2000 to June 30, 2000, were not significant.

REVENUE RECOGNITION - In 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." The SAB provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. Although SAB No. 101 does not change any of the existing accounting standards on revenue recognition, it draws upon existing rules and explains how the SEC staff applies these rules, by analogy, to other transactions that existing rules do not specifically address. SAB No. 101, as amended by SAB No. 101B, became effective for the fourth quarter of the Company's 2001 fiscal year. The adoption of SAB No. 101 did not have an impact on the Company's results of operations or financial position.

- Processing and servicing - Processing and servicing revenues include revenues from transaction processing, electronic funds transfer and monthly service fees on consumer funds transfer services. The Company recognizes revenue when the services are performed.

     As part of processing certain types of transactions, the Company earns interest from the time money is collected from its customers until the time payment is made to the applicable merchants. These revenues, which are generated from trust account balances not included on the Company's consolidated balance sheets, are included in processing and servicing revenue and totaled $21,485,000, $30,186,000 and $25,090,000 for the years ended June 30, 2000, 2001 and 2002, respectively.

- License fees - The Company recognizes revenue on software transactions in accordance with SOP 97-2, "Software Revenue Recognition." In accordance with the provisions of SOP 97-2, the Company recognizes revenue from software license agreements when there is persuasive evidence that an arrangement exists, the fee is fixed and determinable, collectibility is probable and the software has been shipped, provided that no significant obligation remains under the contract.

- Maintenance fees - Upon receipt of payment, maintenance fee revenue is recognized ratably over the term of the related contractual support period, generally 12 months.

                     CHECKFREE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


- Other - Other revenue consists primarily of consulting and training services. Consulting revenue is recognized principally on a percentage-of-completion basis and training revenue is recognized upon delivery of the related service.

Customers are billed in accordance with contract terms. Maintenance revenue is generally billed on an annual basis. The Company records any unrecognizable portion of billed fees as deferred revenue until such time as revenue recognition is appropriate.

Estimated losses, if any, on contracts are provided for when probable. Estimated loss provisions are based on excess costs over the revenues earned from the contract. Credit losses, if any, are contemplated in the establishment of the allowance for doubtful accounts.

EXPENSE CLASSIFICATION

- Processing, servicing and support - Processing, servicing and support costs consist primarily of data processing costs, customer care and technical support and third party transaction fees, which consist primarily of ACH transaction fees.

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

- General and administrative - General and administrative expenses consist primarily of salaries for administrative, executive, finance and human resource employees.

- Depreciation and amortization - Depreciation and amortization on capitalized assets is recorded on a straight-line basis over the appropriate useful lives.

- In-process research and development - In-process research and development consists of charges resulting from acquisitions whereby the purchase price allocated to in-process software development was based on the determination that in-process research and development had no alternative future use after taking into consideration the potential for usage of the software in different products, resale of the software or other internal use.

- Impairment of intangible assets - Impairment of intangible assets consists of charges resulting from the review of certain of the Company's long-lived assets as described in Note 7.

- Reorganization charge - Reorganization charge resulted from the Company's decision to streamline certain of its operations as more fully described in
     Note 17. Employee and other related exit costs were accounted for in accordance with EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." EITF 94-3 requires recognition of a liability for employee termination benefits and other costs directly associated with exiting an activity at the point in time management has committed to the exit plan, informed employees of termination benefits to be received and where the plan can be carried out without the likelihood of significant change.

ADVERTISING COSTS - The Company expenses advertising costs as incurred in accordance with SOP 93-7, "Reporting on Advertising Costs." Advertising expenses were not significant for the year ended June 30, 2000. Advertising expense for the years ended June 30, 2001 and 2002 were $29,925,000 and $2,744,000, respectively, including $25,000,000 provided to Bank of America during the year ended June 30, 2001 in connection with the Strategic Agreement described in Note
3. Advertising expenses are included in sales and marketing costs in the accompanying Consolidated Statements of Operations.

                     CHECKFREE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (Continued)

      INCOME TAXES - The Company accounts for income taxes in accordance with SFAS 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. In accordance with SFAS 109, deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense (benefit) is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

      BUSINESS SEGMENTS - The Company reports information about its business segments in accordance with SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." The Statement defines how operating segments are determined and requires disclosure of certain financial and descriptive information about a company's operating segments. See Note 20 for the Company's segment information.

      RECENT ACCOUNTING PRONOUNCEMENTS - On July 20, 2001, the FASB issued SFAS 141, "Business Combinations" and SFAS 142, "Goodwill and Other Intangible Assets." SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. In addition, it requires application of the provisions of SFAS 142 for goodwill and other intangible assets related to any business combinations completed after June 30, 2001, but prior to the adoption date of SFAS 142. SFAS 142 changes the accounting for goodwill and other intangible assets. Upon adoption, goodwill is no longer subject to amortization over its estimated useful life. Rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value-based test. All other acquired intangibles will be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, or exchanged, regardless of the Company's intent to do so. Other intangibles will be amortized over their useful lives.

      SFAS 142 becomes effective for the Company on July 1, 2002 and will have the following impacts:

      - The Company will be required to reclassify approximately $1.3 million of unamortized workforce in place intangible assets, net of the associated deferred income taxes, into goodwill.

      - After the reclassification above, the goodwill balance of approximately $532 million will no longer be amortized. The resulting reduction in amortization expense is estimated at approximately $165 million for each of the Company's fiscal years 2003, 2004 and 2005.

      - The Company is required to perform a transitional impairment test as of July 1, 2002. This impairment test requires the Company to (1) identify its reporting units, (2) determine the carrying value of each reporting unit by assigning assets and liabilities, including existing goodwill and intangible assets, to those reporting units, and (3) determine the fair value of each reporting unit. If the carrying value of any reporting unit exceeds its fair value, then the amount of any goodwill impairment will be determined through a fair value analysis of each of the assigned assets (excluding goodwill) and liabilities.

      The Company has substantially completed its transitional impairment test and expects to record a charge in the range of $2 to $5 million for impairment of goodwill associated with its i-Solutions reporting unit. This charge will be reflected as the cumulative effect of a change in accounting principle in the financial statements for the period ended September 30, 2002.

      Following the transitional impairment test, the Company's goodwill balances will be subject to annual impairment tests using the same process described above. If any impairment is indicated as a result of the annual test, an impairment charge would be recorded as part of income from operations.

      In August 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The adoption of SFAS 143 is effective for the Company for fiscal 2003. The Company does not expect that the adoption of this statement will have a significant impact on its results of operations and financial position.

                     CHECKFREE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (Continued)

      In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 supersedes SFAS 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and the accounting and reporting provisions of Accounting Principles Board Opinion 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for the disposal of a segment of a business. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and will be effective for the Company's first quarter of fiscal 2003. The Company does not expect that the adoption of this statement will have a significant impact on its results of operations and financial position.


      In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This statement eliminates the current requirement that gains and losses on extinguishment of debt must be classified as extraordinary items in the income statement. Instead, the statement requires that gains and losses on extinguishment of debt be evaluated against the criteria in Accounting Principles Board ("APB") Opinion 30, "Reporting the Results of Operations--Discontinued Events and Extraordinary Items" to determine whether or not it should be classified as an extraordinary item. In addition, the statement contains other corrections to authoritative accounting literature in SFAS 4, 44 and 64. The changes in SFAS 145 related to debt extinguishment will be effective for the Company's 2003 fiscal year and the other changes were effective beginning with transactions after May 15, 2002. In August 2002, the Company announced that its board of directors had authorized a repurchase program under which the Company may purchase shares of its common stock and convertible notes. Should the Company purchase any of its convertible notes and realize a gain or loss on the transaction, SFAS 145 will require the Company to evaluate the transaction against the criteria in APB 30 to determine if the gain or loss should be classified as an extraordinary item. If classification as an extraordinary item is not appropriate, the gain or loss would be included as part of income from operations.

       In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses accounting for reorganization and similar costs. SFAS 146 supersedes previous accounting guidance, principally EITF 94-3. SFAS 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost was recognized at the date of a company's commitment to an exit plan. SFAS 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS 146 may affect the timing of recognizing any future reorganization costs as well as the amount recognized. The provisions of SFAS 146 are effective for reorganization activities initiated after December 31, 2002.

      RECLASSIFICATIONS - Certain amounts in the prior years' financial statements have been reclassified to conform to the 2002 presentation.

      NOTE 2.  ACQUISITIONS

      TRANSPOINT - On September 1, 2000, the Company acquired MSFDC, L.L.C. ("TransPoint") for a total of $1.4 billion, consisting of 17,000,000 shares of common stock valued at $1.4 billion and $2 million of acquisition costs. The acquisition was treated as a purchase for accounting purposes, and, accordingly, the assets and liabilities were recorded based on their fair values at the date of the acquisition. The values ascribed to acquired intangible assets and their respective future lives are as follows:

                                                  INTANGIBLE       USEFUL
                                                    ASSET           LIFE
                                                   --------        -------
                                                (IN THOUSANDS)
      Goodwill ................................    $780,545         5.0 yrs
      Strategic agreements ....................     495,000         5.0 yrs
      Existing product technology .............     209,300         3.0 yrs
      Customer list ...........................      29,000         3.0 yrs
      Tradename ...............................      28,300         1.0 yr

                     CHECKFREE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (Continued)

      Amortization of intangible assets is on a straight-line basis over the assets' respective useful life. TransPoint's operations are included in the Consolidated Statements of Operations from the date of acquisition.

      In connection with the acquisition of TransPoint, the Company recorded a charge of $18.6 million for purchased In-Process Research and Development ("IPR&D"). This charge related to four technologies under development that had not demonstrated technological feasibility as of the transaction date. These technologies were Biller Integration System and Communications, Service Center, Delivery Applications and Payment Systems Interface. As of the acquisition date, the Company estimated that these projects were 80% complete, that an aggregate of $717,000 would be required to complete these four projects, and that revenues would begin in late 2000. An after-tax rate of 24% was used in this analysis. As of June 30, 2002, these projects were complete.

      BLUEGILL - On April 28, 2000, the Company acquired BlueGill Technologies, Inc. ("BlueGill") for a total of $239.9 million, consisting of 4,713,736 shares of common stock valued at $221.5 million, the issuance of 637,746 employee stock options valued at $18.5 million and $0.6 million of acquisition costs less $0.7 million of cash received for the release of shares placed in escrow per the merger agreement. The acquisition was treated as a purchase for accounting purposes, and, accordingly, the assets and liabilities were recorded based on their fair market values at the date of the acquisition. The values ascribed to acquired intangible assets and their respective useful lives are as follows:

                                                    INTANGIBLE        USEFUL
                                                       ASSET           LIFE
                                                    ----------       --------
                                                  (IN THOUSANDS)
      Goodwill ................................     $191,072         5.0 yrs
      Tradename ...............................       15,100         1.0 yr
      Existing product technology .............       13,700         3.7 yrs
      Customer list ...........................       10,600         5.0 yrs
      Workforce in place ......................        2,600         3.0 yrs
      Covenants not to compete ................        1,200         1.0 yr


      Amortization of intangible assets is on a straight-line basis over the assets' respective useful life. BlueGill's operations are included in the Consolidated Statements of Operations from the date of acquisition.

      In connection with the acquisition of BlueGill Technologies, the Company recorded a charge of $6.9 million for purchased IPR&D. This charge related to five technologies, which had not demonstrated technological or commercial feasibility as of the transaction date. They were print and extraction technology, data management engine technology, API technology, web application technologies and payment/OFX technology. As of the acquisition date, the Company estimated that these projects ranged from 10% to 50% complete, that an aggregate of $2.1 million would be required to complete these five projects, and that, depending upon the project, product revenues would begin in mid-to-late 2000. An after-tax discount rate of 25% was used in this analysis. As of June 30, 2002, these projects were complete.

      PRO FORMA INFORMATION - The unaudited pro forma results of operations of the Company for the years ended June 30, 2000 and 2001, assuming the acquisitions occurred at the beginning of the period are as follows (in thousands):

                                                       YEAR ENDED JUNE 30,
                                                    ------------------------
                                                      2000             2001
                                                    ---------       ---------
      Total revenues ...........................    $ 316,830       $ 433,329
      Net loss .................................    $(406,582)      $(402,193)
      Basic and Diluted loss per share:
           Net loss per common share ...........    $   (5.42)      $   (4.80)
                                                    =========       =========
           Equivalent number of shares .........       75,078          83,797
                                                    =========       =========

                     CHECKFREE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (Continued)

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

      NOTE 3.  STRATEGIC AGREEMENT

      Effective October 1, 2000, the Company completed a previously announced 10-year strategic agreement with Bank of America, whereby the Company acquired the electronic billing and payment assets of Bank of America and will provide electronic billing and payment services to Bank of America's customer base in exchange for ten million shares of the Company's common stock, valued at approximately $253 million, and $35 million of cash. Of the cash portion of the purchase price, $25 million was provided to help support an agreed upon two year $45 million marketing campaign by Bank of America. Because the Company cannot directly impact the specific nature, timing or extent of the use of the marketing funds, the entire $25 million was expensed upon completion of the agreement. This amount is included in sales and marketing expense in the accompanying Consolidated Statement of Operations for the year ended June 30, 2001.

      The values ascribed to intangible assets acquired as a result of the agreement and their respective useful lives are as follows:

                                                     INTANGIBLE       USEFUL
                                                       ASSET           LIFE
                                                    ----------      -----------
                                                   (IN THOUSANDS)
      Strategic agreement ....................       $249,424        10.0 yrs
      Existing product technology ............          7,659         1.5 yrs
      Workforce ..............................          3,173         3.0 yrs

      The agreement provides for a revenue guarantee of $500 million to the Company over the next ten years. Bank of America also has the ability to earn warrants on up to ten million additional shares upon achievement of certain milestones more fully described in Note 14.

      As a result of the agreement, as of June 30, 2001 and 2002, Bank of America owned 11.5% and 11.4% of the Company, respectively. The following amounts related to Bank of America are included in the Company's consolidated financial statements for the periods indicated (in thousands):

                                                               JUNE 30,
                                                        --------------------
                                                         2001          2002
                                                        -------       -------
      Current assets:
              Accounts receivable, net .............    $ 9,655       $22,632
                                                        -------       -------
                     Total current assets ..........    $ 9,655       $22,632
                                                        =======       =======
      Current liabilities:
              Accounts payable .....................    $ 5,983       $  --
              Accrued liabilities ..................      2,111           808
              Deferred revenues ....................        477           824
                                                        -------       -------
                     Total current liabilities .....    $ 8,571       $ 1,632
                                                        =======       =======

                     CHECKFREE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (Continued)


                                                               YEAR ENDED JUNE 30,
                                                          -------------------------
                                                           2000      2001      2002
                                                          -------   -------   -------
      Revenues from Bank of America:
           Processing and servicing ...................   $14,796   $42,503   $59,313
           License fees ...............................         2     1,187        40
           Maintenance fees ...........................       209       460       521
           Other ......................................       142       337       148
                                                          -------   -------   -------
                     Total revenues ...................   $15,149   $44,487   $60,022
                                                          =======   =======   =======

                                                               YEAR ENDED JUNE 30,
                                                          -------------------------
                                                           2000      2001      2002
                                                          -------   -------   -------
      Expenses paid to Bank of America:
            Cost of processing, servicing and support..   $  --     $23,154   $20,020
            Sales and marketing .......................      --      25,000      --
                                                          -------   -------   -------
                     Total expenses ...................   $  --     $48,154   $20,020
                                                          =======   =======   =======

      Revenues and accounts receivable relate to all segments of the Company but primarily to electronic billing and payment services provided to Bank of America. Accounts payable, accrued liabilities and cost of processing expenses relate to reimbursements to Bank of America in connection with a transition services agreement in place while the Company completed the conversion of Bank of America customers to its processing platform. That conversion was completed during the year ended June 30, 2002. The Company subleases office space from Bank of America for two customer care facilities. Amounts paid under the sublease agreements are included in cost of processing, servicing and support in the table above.

      NOTE 4.  INVESTMENTS

      Investments consist of the following (in thousands):

                                                                     JUNE 30,
                                                              ---------------------
                                                                2001         2002
                                                              --------     --------
      Held-to-Maturity ..................................     $239,507     $254,074
      Other investments .................................        3,296        3,683
      Less:  amounts classified as cash equivalents .....      110,831       94,011
                                                              --------     --------
                          Total investments .............     $131,972     $163,746
                                                              ========     ========

      HELD-TO-MATURITY - The following is a summary of Held-to-Maturity investment securities (in thousands):

                                                                 GROSS UNREALIZED
                                                    AMORTIZED  ---------------------    FAIR
                                                       COST      GAINS     LOSSES       VALUE
                                                    --------   --------   --------    --------
      JUNE 30, 2001:
           Corporate bonds ..................       $ 75,627   $    226   $   (404)   $ 75,449
           Asset-backed securities ..........         29,259         74       --        29,333
           Commercial paper .................         51,186         43         (9)     51,220
           Certificates of deposit ..........           --         --         --          --
           U.S. Government and federal agency
              obligations ...................         22,466        254       --        22,720
           Money market funds ...............         60,969       --         --        60,969
                                                    --------   --------   --------    --------
           Held-to-Maturity investments .....        239,507        597       (413)    239,691

           Less:  amounts classified as cash
              equivalents ...................        110,831       --         --       110,831
                                                    --------   --------   --------    --------
                     Total Held-to-Maturity
                       Investments ..........       $128,676   $    597   $   (413)   $128,860
                                                    ========   ========   ========    ========

                     CHECKFREE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (Continued)


                                                              GROSS UNREALIZED
                                                 AMORTIZED  ---------------------       FAIR
                                                   COST       GAINS      LOSSES        VALUE
                                                ---------   ---------   ---------    ---------
      JUNE 30, 2002:
           Corporate bonds ..................   $  96,951   $     490   $    (523)   $  96,918
           Asset-backed securities ..........      39,142         428         (10)      39,560
           Commercial paper .................      15,939        --          --         15,939
           Certificates of deposit ..........       3,000        --          --          3,000
           U.S. Government and federal agency
              obligations ...................      23,460         148        --         23,608
           Money market funds ...............      75,582        --          --         75,582
                                                ---------   ---------   ---------    ---------
           Held-to-Maturity investments .....     254,074       1,066        (533)     254,607
           Less:  amounts classified as cash
              equivalents ...................      94,011        --          --         94,011
                                                ---------   ---------   ---------    ---------
                     Total Held-to-Maturity
                       Investments ..........   $ 160,063   $   1,066   $    (533)   $ 160,596
                                                =========   =========   =========    =========

      The fair value of Held-to-Maturity securities is based on quoted market values.

      The amortized cost and fair value of held-to-maturity investment securities at June 30, 2002 by contractual maturity or repricing date are as follows (in thousands):

                                                           AMORTIZED
                                                             COST        FAIR VALUE
                                                           --------       --------
      Due in one year or less .........................    $ 90,958       $ 91,210
      Due after one year through five years ...........      69,105         69,386
                                                           --------       --------
                      Total ............................   $160,063       $160,596
                                                           ========       ========

      Expected maturities may differ from contractual maturities because debt issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

      OTHER INVESTMENTS - Other investments are accounted for under the cost method and include the following (in thousands):

                                                                     JUNE 30,
                                                               -------------------
                                                                2001         2002
                                                               ------       ------
      Common stock and warrants ............................   $2,198       $2,239
      Convertible debenture ................................    1,000        1,000
      Preferred stock ......................................       98           98
      Venture capital partnership ..........................     --            346
                                                               ------       ------
                         Total other investments ...........   $3,296       $3,683
                                                               ======       ======

      Common stock and warrants consist primarily of the Company's strategic investment in Billserv.com common stock, which is subject to certain trading restrictions. The remainder of common stock and warrants, convertible debenture and preferred stock investments are in non-publicly traded e-billing related companies. The convertible debenture bears interest at 6.5% per annum and is payable in full on September 12, 2003. Interest is payable on December 31 and June 30 each year. The debenture agreement allows the Company, at its option, to convert the note into common shares of the issuer, the number of which is dependent upon the valuation of the issuer at that time. Conversion into common stock is automatic if the issuer completes an initial public offering. The venture

                     CHECKFREE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (Continued)

      capital partnership invests in early to mid-stage financial solutions and technology companies. The Company has made a commitment to invest $1 million in the partnership. Actual contributions are made at the point in time the partnership identifies a specific company in which to invest. The fair value of other investments was approximately $3,906,000 and $3,064,000 as of June 30, 2001 and 2002, respectively.

      During the year ended June 30, 2001, the Company recorded a loss on certain of its other investments. The loss was the result of the Company's evaluation of any other-than-temporary decline in the value of these investments. In performing this evaluation the Company considered various factors including any decline in market price, where available, the investee's financial condition, results of operations, operating trends and other financial ratios. Based in these factors, the Company recorded a loss of $16,077,000.

      PLEDGED INVESTMENTS - The Company has pledged certain held-to-maturity investments as collateral for payments due under operating leases and for a standby letter of credit related to an operating lease. Total amount of securities pledged at June 30, 2002 was approximately $5,828,000, of which $3,000,000 is classified as a restricted investment. The operating leases expire at various dates through December 31, 2004. The standby letter of credit expires on September 30, 2002, but is automatically renewable through the underlying lease expiration date of September 30, 2004.


      NOTE 5.  ACCOUNTS RECEIVABLE

      Accounts receivable consist of the following (in thousands):


                                                                           JUNE 30,
                                                                     -----------------
                                                                       2001      2002
                                                                     -------   -------
      Trade accounts receivable ..................................   $76,973   $80,292
      Unbilled trade accounts receivable .........................     8,875     4,746
      Other receivables ..........................................     5,933     4,992
                                                                     -------   -------
                         Total ...................................    91,781    90,030
                         Less:  allowance for doubtful accounts ..     2,963     2,000
                                                                     -------   -------
                         Accounts receivable, net ................   $88,818   $88,030
                                                                     =======   =======

      Trade accounts receivable represents amounts billed to customers. Revenue is recognized and customers are billed under service agreements as the services are performed. Unbilled trade accounts receivable result primarily from extended payment terms on software license agreements. For software contracts, revenue is recognized under the provisions of SOP 97-2 as described in Note 1, and unbilled amounts under those software contracts are billed on specific dates according to contractual terms. Other receivables are comprised primarily of interest receivable. The allowance for doubtful accounts represents management's estimate of uncollectible accounts receivable.

                     CHECKFREE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (Continued)

      NOTE 6. PROPERTY AND EQUIPMENT

      The components of property and equipment are as follows (in thousands):

                                                                               JUNE 30,
                                                                         -------------------
                                                                          2001        2002
                                                                         --------   --------
      Land and land improvements .....................................   $  4,944   $  4,944
      Building and building improvements .............................     50,732     51,162
      Computer equipment and software licenses .......................    132,850    148,962
      Furniture and equipment ........................................     16,894     19,830
                                                                         --------   --------
               Total .................................................    205,420    224,898
               Less:  accumulated depreciation and amortization ......     96,194    129,273
                                                                         --------   --------
               Property and equipment, net ...........................   $109,226   $ 95,625
                                                                         ========   ========

      Depreciation expense totaled $22,915,000, $30,442,000 and $36,430,000 for the years ended June 30, 2000, 2001 and 2002, respectively.


      NOTE 7.  INTANGIBLE ASSETS

      The components of the Company's various intangible assets are as follows (in thousands):


                                                                                    JUNE 30,
                                                                             -----------------------
                                                                                2001          2002
                                                                             ----------   ----------
      Capitalized software:
             Product technology from acquisitions and strategic agreement..  $  252,378   $  166,578
             Internal development costs ...................................      21,771       24,946
                                                                             ----------   ----------
                      Total ...............................................     274,149      191,524
                      Less:  accumulated amortization .....................      87,128      119,679
                                                                             ----------   ----------
                      Capitalized software, net ...........................  $  187,021   $   71,845
                                                                             ==========   ==========

      Goodwill:
             Goodwill .....................................................  $1,009,834   $  838,988
             Less:  accumulated amortization ..............................     189,665      308,230
                                                                             ----------   ----------
                        Goodwill, net .....................................  $  820,169   $  530,758
                                                                             ==========   ==========

      Strategic agreements:
             Strategic agreements .........................................  $  744,424   $  744,424
             Less:  accumulated amortization ..............................     101,212      225,149
                                                                             ----------   ----------
                        Strategic agreements, net .........................  $  643,212   $  519,275
                                                                             ==========   ==========

      Other intangible assets:
             Workforce ....................................................  $   11,944   $   11,944
             Tradenames ...................................................      47,968       47,968
             Customer base ................................................      45,358       45,358
             Covenants not to compete .....................................       1,200        1,200
                                                                             ----------   ----------
                      Total ...............................................     106,470      106,470
                      Less:  accumulated amortization .....................      59,352       81,861
                                                                             ----------   ----------
                      Other intangible assets, net ........................  $   47,118   $   24,609
                                                                             ==========   ==========


      Amortization of intangible assets totaled $19,915,000, $397,053,000 and $399,135,000 for the years ended June 30, 2000, 2001 and 2002, respectively.

                     CHECKFREE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (Continued)

      IMPAIRMENT OF INTANGIBLE ASSETS

      CHECKFREE I-SOLUTIONS
      During the year ended June 30, 2002, the Company identified certain indicators of possible impairment of its long-lived assets, primarily goodwill and other acquired intangible assets, related to its acquisition of BlueGill Technologies, Inc. (currently referred to as CheckFree i-Solutions). The main indicators of impairment were recent economic conditions, accompanied by internet-based software industry trends that have negatively impacted both i-Solutions current operations, as well as its expected future growth rates. The Company first evaluated recoverability by comparing the projected undiscounted cash flows of the i-Solutions business, including an estimated terminal value, to the related carrying value of its long-lived assets. As a result of this comparison, the Company determined that the i-Solutions assets were impaired. The amount of the impairment was then determined by comparing the estimated fair value of the i-Solutions assets to the related carrying value. The fair value was determined using a discounted cash flow approach for the net cash flows of the i-Solutions business and an estimated terminal value. The assumptions supporting the estimated cash flows, including the discount rate and estimated terminal value, reflect management's best estimates at the time. As a result of the fair value test, the Company recorded a charge reducing the carrying value of CheckFree i-Solutions goodwill by $107,405,000. This amount is included in impairment of intangible assets in the Company's Consolidated Statement of Operations. CheckFree i-Solutions is included in the Company's Software business segment.

      TRANSPOINT
      During the year ended June 30, 2002, the Company performed a review of the carrying value of technology assets it acquired as part of the TransPoint acquisition in September 2000. The review was prompted by the termination of the maintenance agreement for this technology from the last of our international partners, and the conclusions reached by the Company in evaluating the service potential of the technology against our present and future initiatives. As a result of the review, the Company identified two technologies for which there is no future use and recorded a charge of $47,667,000 to retire these assets. The charge is included in impairment of intangible assets in the Company's Consolidated Statement of Operations.

      The retirement of the TransPoint technology assets noted above was an indicator to the Company of possible impairment of its long-lived assets, primarily goodwill and other acquired intangible assets, related to its acquisition of TransPoint. The Company evaluated the recoverability of all its Electronic Commerce division long-lived assets by comparing the projected undiscounted cash flows of the division, including an estimated terminal value, to the carrying value of its long-lived assets. The assumptions supporting the estimated cash flows, including the estimated terminal value, reflect management's best estimates at the time. The result of this test indicated that there was no impairment of the Company's Electronic Commerce division long-lived assets.


      NOTE 8.  ACCRUED LIABILITIES

      The components of accrued liabilities are as follows (in thousands):

                                                                   JUNE 30,
                                                          -----------------------
                                                           2001             2002
                                                          -------          -------
      Compensation and benefits ....................      $33,141          $28,147
      Reorganization reserve .......................         --              7,800
      Other ........................................       26,949           18,967
                                                          -------          -------
                      Total ........................      $60,090          $54,914
                                                          =======          =======

      NOTE 9.  LINE OF CREDIT

      The Company has a line-of credit agreement, which expires on December 30, 2003. The agreement, which carries an interest rate of LIBOR plus 200 basis points or Prime, enables the Company to borrow up to $30 million and contains certain financial and operating covenants. No amounts were outstanding under the line at June 30, 2001 and 2002.

                     CHECKFREE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (Continued)

      NOTE 10.  CONVERTIBLE SUBORDINATED NOTES

      On November 29, 1999, the Company issued $172,500,000 of 6.5% convertible subordinated notes that are due on December 1, 2006. Interest on the notes is payable on June 1 and December 1 of each year, commencing on June 1, 2000. The notes may be converted, at the holder's option, into 13.6612 shares of common stock per $1,000 of note value, and the Company may redeem the notes at any time on or after December 1, 2002. At June 30, 2002, none of the notes had been converted to common stock. Interest expense on the notes for the years ended June 30, 2000, 2001 and 2002, was $7,307,000, $12,119,000 and $12,023,000, respectively. The fair value of the notes was approximately $151,400,000 and $148,500,000 as of June 30, 2001 and 2002, respectively.

                     CHECKFREE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (Continued)


      NOTE 11.  CAPITAL LEASE AND OTHER LONG-TERM OBLIGATIONS

      The Company leases certain equipment and software licenses under capital leases. The Company is required to pay certain taxes, insurance and other expenses related to the leased property.

      The following is a summary of property under capital leases included in the accompanying consolidated balance sheets (in thousands):

                                                                         JUNE 30,
                                                                    -----------------
                                                                     2001       2002
                                                                    ------     ------
      Equipment and software licenses ..........................    $8,122     $8,122
      Less:  accumulated depreciation and amortization .........     3,190      5,059
                                                                    ------     ------
                     Property under capital leases, net .......     $4,932     $3,063
                                                                    ======     ======

      Future minimum lease payments required by the capital leases and the net future minimum lease payments are as follows (in thousands):


           FISCAL YEAR ENDING JUNE 30,
            2003 .............................................        $1,610
            2004 .............................................         1,610
            2005 .............................................         1,364
            2006 .............................................           177
                                                                      ------
             Total future minimum lease payments .............         4,761
             Less:  amount representing interest .............           719
                                                                      ------
             Net future minimum lease payments ...............        $4,042
                                                                      ======


      Additionally, the Company has purchased software licenses under agreements with extended payment terms. Total amounts due under these agreements are as follows (in thousands):

           FISCAL YEAR ENDING JUNE 30,
            2003 .............................................        $4,078
            2004 .............................................           865
            2005 .............................................           318
                                                                      ------
                    Total ....................................        $5,261
                                                                      ======


      NOTE 12.  COMMITMENTS

      OPERATING LEASES - The Company leases office space and equipment under operating leases. Certain leases contain renewal options and generally provide that the Company shall pay for insurance, taxes and maintenance. In addition, certain leases include rent escalations throughout the terms of the lease. Total expense under all operating lease agreements for the years ended June 30, 2000, 2001 and 2002 was $19,095,000, $26,519,000 and
      $27,997,000, respectively.

                     CHECKFREE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (Continued)


       Future minimum rental payments under these leases are as follows (in thousands):

               FISCAL YEAR ENDING JUNE 30,
                2003 .........................................      $ 30,956
                2004 .........................................        17,232
                2005 .........................................        12,430
                2006 .........................................        10,453
                2007 .........................................         9,758
                Thereafter ...................................        55,264
                                                                    --------
                      Net future minimum lease payments ......      $136,093
                                                                    ========

      The Company has pledged certain held-to-maturity investments as collateral for payments due under operating leases and for a standby letter of credit related to an operating lease. Total amount of securities pledged at June 30, 2002 was approximately $5,828,000, of which $3,000,000 is classified as a restricted investment. The operating leases expire at various dates through December 31, 2004. The standby letter of credit expires on September 30, 2002, but is automatically renewable through the underlying lease expiration date of September 30, 2004.

      OTHER COMMITMENTS - The Company has agreements for software to be used in conjunction with its Electronic Commerce business. The software is to be licensed in incremental units over the terms of the agreements to coincide with the growth of the Company's business. Total commitments under the agreements amount to $13.2 million over the next three years.

      NOTE 13.  CAPITAL STOCK

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

      In January 1997, the Company's Board of Directors declared a dividend distribution of Preferred Share Purchase Rights to protect its stockholders in the event of an unsolicited attempt to acquire the Company. On February 14, 1997, the Rights were issued to the Company's stockholders of record, with an expiration date of ten years. Until a person or group acquires 15% or more of the Company's Common Stock, the Rights will automatically trade with the shares of Common Stock. Only when a person or group has acquired 15% or more of the Company's Common Stock, will the Rights become exercisable and separate certificates issued. Prior to the acquisition by a person or group of beneficial ownership of 15% or more of the Company's Common Stock, the Rights are redeemable for $.001 per Right at the option of the Board of Directors.

      NOTE 14.  TRANSACTIONS INVOLVING EQUITY INSTRUMENTS

      EMPLOYEE PLANS - During 1995, the Company adopted the 1995 Stock Option Plan (the "1995 Plan"). The options granted under the 1995 Plan may be either incentive stock options or non-statutory stock options. The terms of the options granted under the 1995 Plan are at the sole discretion of a committee of members of the Company's Board of Directors, not to exceed ten years. Generally, options vest at either 33% or 20% per year from the date of grant. The 1995 Plan originally provided that the Company may grant options for not more than 5,000,000 shares of common stock to certain key employees, officers and directors. In November of 1998 and again in November of

                     CHECKFREE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (Continued)

      2000, the 1995 Plan was amended by a vote of the Company's shareholders to extend the maximum option grants to not more than 8,000,000 shares and not more than 12,000,000 shares, respectively. Options granted under the 1995 Plan are exercisable according to the terms of each option, however, in the event of a change in control or merger as defined, the options shall become immediately exercisable. At June 30, 2002, 2,344,926 additional shares are available for grant under the 1995 Plan.

      All options granted under the 1995 Plan were granted at exercise prices not less than the fair market value of the underlying common stock at the date of grant. In the event that shares purchased through the exercise of incentive stock options are sold within one year of exercise, the Company is entitled to a tax deduction. The tax benefit of the deduction is not reflected in the consolidated statements of operations but is reflected as an increase in additional paid-in capital.

      The following table summarizes stock option activity from July 1, 1999 to June 30, 2002:

                                                                               YEAR ENDED
                                                ---------------------------------------------------------------------------
                                                    JUNE 30, 2000             JUNE 30, 2001              JUNE 30, 2002
                                                --------------------- ----------------------------- -----------------------
                                                             WEIGHTED                   WEIGHTED                  WEIGHTED
                                                             AVERAGE                    AVERAGE                   AVERAGE
                                                 NUMBER OF   EXERCISE     NUMBER OF     EXERCISE     NUMBER OF    EXERCISE
                                                  SHARES      PRICE        SHARES        PRICE        SHARES       PRICE
                                                ---------    ------       ---------     --------     ---------   ---------
      Outstanding - Beginning of period.....    5,196,600    $18.69       6,161,785       $30.86     7,128,141      $36.96
      Granted ..............................    1,496,957     74.45       2,049,049        46.71     2,818,928       22.10
      Assumed with BlueGill acquisition ....      637,746      4.31            --           --            --           --
      Exercised ............................     (794,778)    12.32        (635,205)       10.92      (761,750)       3.09
      Cancelled ............................     (354,740)    27.16        (447,488)       34.24    (1,100,646)      41.35
                                                ---------                ----------                  ---------
      Outstanding - End of period ..........    6,161,785    $30.86       7,128,141       $36.96     8,084,673      $34.25
                                                =========    ======      ==========       ======    ==========      ======

      Options exercisable at end of period..    1,850,887    $13.58       2,588,418       $26.40     3,122,949      $38.84
                                                =========    ======      ==========       ======    ==========      ======

      Weighted average per-share fair value
      of options granted during the year ...                 $48.16                       $32.06                   $ 14.81
                                                             ======                      =======                    =======


      The following table summarizes information about options outstanding at June 30, 2002:

                                                   OPTIONS OUTSTANDING               OPTIONS EXERCISABLE
                                          ----------------------------------------- ----------------------
                                                            WEIGHTED AVERAGE                    WEIGHTED
                                                       ----------------------------              AVERAGE
                                                          REMAINING       EXERCISE               EXERCISE
      RANGE OF EXERCISE PRICE               NUMBER     CONTRACTUAL LIFE    PRICE      NUMBER      PRICE
      ----------------------------------- -----------  ----------------  ---------- ----------- ----------
      $ 0.01 - $  15.00 ..............    1,691,469          6.0          $ 11.55     867,736    $ 10.64
      $15.01 - $  30.00 ..............    2,107,732          8.6            17.79     390,661      21.77
      $30.01 - $  60.00 ..............    3,639,647          8.0            43.39   1,502,642      45.06
      $60.01 - $  90.00 ..............      187,990          7.6            75.06      69,420      76.10
      $90.01 - $ 120.00 ..............      457,835          7.5           104.50     292,490     104.50
                                          -----------                              ----------
                                          8,084,673                       $ 34.25   3,122,949    $ 38.84
                                          =========                       =======  ==========     ======

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in the years ended June 30, 2000, 2001 and 2002, respectively: dividend yield of 0% in all periods; expected volatility of 83%, 98% and 98%; risk-free interest rates of 6.30%, 5.62%, and 4.00%; and expected lives of two to seven years.

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

                     CHECKFREE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (Continued)

      value of the assumed option plans was added to the fair value of Company stock issued in determining the purchase price of BlueGill.

      Under the 1997 Associate Stock Purchase Plan, effective for the six-month period beginning January 1, 1997, the Company is authorized to issue up to 1,000,000 shares of Common Stock to its full-time employees, nearly all of whom are eligible to participate. Under the terms of the Plan, employees can choose, every six months, to have up to 15% of their salary withheld to purchase the Company's Common Stock. The purchase price of the stock is 85% of the lower of its beginning-of-period or end-of-period market price. Participation in the plan by eligible employees has ranged from 30% to 50% in any given six-month period. Under the Plan, 52,191 shares were issued in January of 2000, 34,941 in July of 2000, 56,901 in January of 2001 and 79,055 in July of 2001, 135,721 in January of 2002 and 128,443 in July of 2002 from employees' salary withholdings from the respective previous six-month period. As of June 30, 2002 there were 387,197 shares available for future issuance to the Associate Stock Purchase Plan. Following is a summary of the weighted average fair market value of this look-back option estimated on the grant date using the Black-Scholes option pricing model, and the related assumptions used:

                                     December 31,   June 30,   December 31,   June 30,   December 31,   June 30,
                                         1999         2000         2000         2001         2001         2002
                                        ------       ------       ------       ------       ------       ------
      Fair value of options ......      $ 8.93       $29.15       $11.63       $ 9.28       $ 4.95       $ 4.17
      Assumptions:
         Risk-free interest rate .         5.8%         5.8%         4.4%         4.4%         4.0%         4.0%
         Expected life ...........      3 months     3 months    3 months     3 months     3 months     3 months
         Volatility ..............        83.4%        83.4%        98.2%        98.2%        98.0%        98.0%
         Dividend yield ..........         0.0%         0.0%         0.0%         0.0%         0.0%         0.0%


      The Company applies APB Opinion 25, "Accounting for Stock Issued to Employees" and related Interpretations in accounting for its stock option plans and employee stock purchase plan. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans in accordance with the provisions of SFAS 123, "Accounting for Stock-Based Compensation," the Company's net loss and net loss per share would have been as follows (in thousands, except per share data):

                                                                              YEAR ENDED JUNE 30,
                                                                    ---------------------------------------
                                                                       2000          2001           2002
                                                                    ----------    ----------    -----------
      Pro forma net loss ........................................     $(50,073)   $ (393,961)   $  (476,132)
                                                                    ==========    ==========    ===========
      Pro forma net loss per share;
            Basic and Diluted ...................................       $(0.94)       $(4.87)        $(5.44)
                                                                    ==========    ==========    ===========

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

      In January 1997 the Board of Directors approved an amendment to the Company's 401(k) plan, which authorized up to 1,000,000 shares of Common Stock for the Company's matching contribution. The Company issued 36,226 shares in August 1999, 51,834 shares in August of 2000 and 132,887 shares in August 2001 to fund its 401(k)

                     CHECKFREE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (Continued)

      match that had accrued during the years ended June 30, 1999, 2000 and 2001, respectively. As of June 30, 2002 there were 625,899 shares available for future contributions to the 401(k) plan.


      STOCK-RELATED TRANSACTIONS WITH THIRD PARTIES - In October 2000, the Company completed an agreement to acquire various electronic billing and payment assets from Bank of America in exchange for ten million shares of the Company's common stock. Bank of America has the ability to earn warrants on up to ten million additional shares, eight million of which vest upon achievement of specific levels of active subscriber adoption of electronic billing and payment services and separately, two million upon achievement of specific levels of electronic bills presented to those subscribers. The warrants contain a strike price of $32.50. Should the vesting of these warrants become probable, the Company will record a charge for the fair value of the portion of the warrants earned to date based on Bank of America's progress towards achieving the milestones set forth in the agreement. The Company will continue to record a charge each period for any additional portion of the warrants earned, plus any change in fair value of the cumulative amount of warrants earned to date, up to the point in time that the milestones are achieved and actual vesting occurs. Under the provisions of EITF 01-9, any charge associated with these warrants will be recorded as a reduction of revenue up to the aggregate amount of revenue received from Bank of America.


      In October 1999, the Company entered into an agreement with one of its customers. Under the terms of the agreement, the customer purchased 250,000 shares of the Company's stock, has been issued warrants on one million shares, and has the ability to earn warrants on up to two million additional shares. All warrants contain a strike price of $39.25 and are exercisable on September 15, 2002, contingent upon achievement of various annual revenue targets and maintaining the continued existence of the agreement through that date. During the quarter ended June 30, 2002, vesting of the warrants for one million shares became probable. As such, the Company recorded a non-cash charge of $2,748,000 for the fair value of the portion of the warrants earned through June 30, 2002 based on a Black-Scholes option pricing model valuation. At September 15, 2002, upon actual vesting, the Company will determine the final fair value of the one million warrants taking into consideration the market value of our stock at that date. During the quarter ending September 30, 2002, the Company will record a charge for the additional portion of the warrants earned since June 30, 2002, and any change in fair value of the portion of the warrants earned through June 30, 2002. Under the provisions of EITF 01-9, the non-cash charge of $2,748,000 was recorded as a reduction of revenue, and any increase or decrease in the fair value upon actual vesting will be also be recorded as an increase or decrease to revenue.


      In January 1998 the Company entered into a ten-year processing agreement with a strategic partner. Under the terms of the agreement, the partner acquired ten-year warrants exercisable at $20 15/16 for ten million shares of the Company's Common Stock. Three million warrants vested upon the execution of a related processing outsourcing agreement on March 9, 1998. During the year ended June 30, 2001, the strategic partner's business was dissolved and they therefore do not have the ability to earn any of the remaining seven million warrants. During each of the fiscal years ended June 30, 2000 and 2001 the strategic partner exercised 750,000 of the vested options and 1,500,000 remain outstanding at June 30, 2002.


      In March 1997 the Company entered into a consulting agreement with a third party. Under the terms of the agreement the consultant acquired 5-year options exercisable at $13.00 for up to 50,000 shares of the Company's Common Stock. In June 1998, upon the execution of a processing agreement with a key customer, 25,000 of the options vested. The remaining 25,000 options vested in March 2002. In March 2002, the consultant exercised all 50,000 options. Any shares acquired by the consultant under the terms of the agreement are subject to certain transfer restrictions.


      CONVERTIBLE SUBORDINATED NOTES - In November 1999 the Company issued $172,500,000 million of convertible subordinated notes. Each $1,000 note may be converted, at the holder's option, into 13.6612 shares of common stock at a conversion rate of $73.20 per share. The fair market value of the Company's stock on June 30, 2002 was $15.64 per share. Please refer to
      Note 10 for further information regarding the convertible subordinated notes.

                     CHECKFREE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (Continued)

      NOTE 15.  EARNINGS PER SHARE

      The following table reconciles the differences in income and shares outstanding between basic and dilutive for the periods indicated (in thousands, except per share data):

                                       Year Ended June 30, 2000              Year Ended June 30, 2001
                                ------------------------------------   --------------------------------------
                                   Income        Shares    Per-Share     Income       Shares        Per-Share
                                 (Numerator) (Denominator)   Amount    (Numerator) (Denominator)      Amount
                                 ----------- -------------   ------    ----------- -------------      ------
      Basic EPS ..............     (32,320)      53,367    $  (0.61)   $(363,135)      80,863       $(4.49)
                                                           ========                                 ======
      Effective of dilutive
      securities:
          Options and warrants         --           --          --           --           --           --
          Convertible notes ..         --           --          --           --           --           --
                                 ---------       ------                 --------    ---------
      Diluted EPS ............   $ (32,320)      53,367    $  (0.61)    (363,135)   $  80,863       $(4.49)
                                 =========       ======    ========     ========    =========       ======
                                      Year Ended June 30, 2002
                                ------------------------------------
                                   Income       Shares     Per-Share
                                (Numerator) (Denominator)  Amount
                                ----------- -------------  ---------
      Basic EPS ..............  $(440,950)      87,452      $(5.04)
                                                            ======
      Effective of dilutive
      securities:
          Options and warrants         --          --         --
          Convertible notes ..         --          --         --
                                ---------       ------
      Diluted EPS ............  $(440,950)      87,452      $(5.04)
                                =========       ======      ======

      Anti-dilution provisions of SFAS 128 require consistency between diluted per-common-share amounts and basic per-common-share amounts in loss periods. The number of anti-dilutive equivalent shares excluded from the per-share calculations is 6,157,241, 5,561,894 and 3,255,624 for the years ended June 30, 2000, 2001 and 2002, respectively. The after-tax effect of interest expense on the convertible subordinated notes of approximately $4,384,000, $9,198,000 and $9,498,000 for the years ended June 30, 2000, 2001 and 2002, respectively, has not been added back to the numerator, as its effect would be anti-dilutive.

      NOTE 16.  EMPLOYEE BENEFIT PLANS

      RETIREMENT PLAN - The Company has a defined contribution 401(k) retirement plan covering substantially all of its U.S.-based employees. Under the plan eligible employees may contribute a portion of their salary until retirement and the Company, at its discretion, may match a portion of the employee's contribution. In January 2002, the Company added a similar plan covering substantially all its non U.S.-based employees. Total expense under both plans amounted to $2,886,000, $3,528,000 and $3,035,000, for the years ended June 30, 2000, 2001 and 2002, respectively.

      DEFERRED COMPENSATION PLAN - In January 1999, the Company established a deferred compensation plan (the "DCP") covering highly compensated employees as defined by the DCP. Under the plan, eligible employees may contribute a portion of their salary on a pre-tax basis. The DCP is a non-qualified plan, therefore the associated liabilities are included in the Company's June 30, 2001 and 2002 Consolidated Balance Sheets. In addition, the Company has established a rabbi trust to finance obligations under the DCP with corporate-owned life insurance policies on participants. The cash surrender value of such policies is also included in the Company's June 30, 2001 and 2002 Consolidated Balance Sheets. Total expense under the DCP for the years ended June 30, 2000, 2001 and 2002 amounted to $162,000, $77,000 and $176,000, respectively.

      GROUP MEDICAL PLANS - Effective January 1, 2000, the Company converted all of its U.S.-based employees to a group medical self-insurance plan. The Company has employed an administrator to manage this plan. Under terms of this plan, both the Company and eligible employees are required to make contributions. The administrator reviews all claims filed and authorizes the payment of benefits. The Company has stop-loss insurance coverage on all individual claims exceeding $150,000. Prior to January 1, 2000, the Company had a group medical self-insurance plan covering certain of its employees, and medical insurance coverage under managed care health plans covering the remaining employees. The Company provides medical insurance coverage to its non U.S.-based employees through local managed care health plans. Total expense for medical insurance coverage amounted to $7,359,000, $11,116,000, and $11,588,000 for the years ended June 30,
      2000, 2001 and 2002, respectively. Under the self-insurance plan, the Company expenses amounts as claims are incurred and recognizes a liability for incurred but not reported claims. At June 30, 2001 and 2002, the Company accrued $4,061,000 and $4,153,000, respectively, as a liability for costs incurred but not paid under this plan.

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

                     CHECKFREE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (Continued)

      NOTE 17.  REORGANIZATION CHARGE

      During the year ended June 30, 2002, the Company announced it would streamline operations in its Electronic Commerce division, refine its strategy for the i-Solutions business unit of its Software division, and discontinue certain product lines associated with its Investment Services division. As a result of these actions, the Company closed or consolidated operations in several locations and eliminated certain other positions in the Company. The streamlining of its Electronic Commerce division operations results from efficiencies gained from the consolidation of three legacy transaction processing platforms to its Genesis platform and resulted in the closing of its San Francisco, California location on April 30, 2002; its Houston, Texas location on June 30, 2002; and its Austin, Texas location by September 30, 2002. The refinement in strategy for the i-Solutions business resulted in the closing of its Ann Arbor, Michigan and Singapore locations on March 19, 2002.

      As a result of these actions, the Company recorded $16,365,000 of reorganization charges, including $1,640,000 of non-cash asset impairment charges, $10,962,000 of severance and related benefits costs for the termination of 707 employees, and $3,763,000 of other exit costs, including lease termination fees and other closure, employee and professional costs. These amounts are included in reorganization charge in the Company's Consolidated Statement of Operations. Revenues and operating income related to the discontinued product lines in the Investment Services division are immaterial to the Company. The Company anticipates the reorganization plan to be substantially complete by June 2003.

      A summary of activity related to the reorganization charges recorded in the year ended June 30, 2002, is as follows (in thousands):

                                                                             REORGANIZATION
                                                 REORGANIZATION     CASH     RESERVE AT JUNE
                                                   CHARGES (1)    PAYMENTS      30, 2002
                                                   -----------   ----------   -----------
      Severance and other employee costs .....      $10,962      $(6,261)      $ 4,701
      Office closure and business exit costs .        3,677         (649)        3,028
      Other exit costs .......................           86          (15)           71
                                                    -------      -------       -------
            Total ............................      $14,725      $(6,925)      $ 7,800
                                                    =======      =======       =======

      (1) Excludes $1,640,000 of non-cash asset impairment charges

      In conjunction with the reorganization activities described above, the Company revised the estimated useful lives of the Existing Product Technology and Customer Base intangible assets related to the product lines that are to be discontinued from its Mobius Group acquisition, the Workforce intangible asset from its strategic agreement with Bank of America, and certain property and equipment assets associated with office locations that were to be closed. This resulted in additional depreciation and amortization expense of $3,318,000 for the year ended June 30, 2002, which represents an after-tax impact of $2,710,000 and an impact to earnings per share of $(0.03) for the year ended June 30, 2002.

      NOTE 18.  INCOME TAXES

      The Company's income tax benefit consists of the following (in thousands):


                                                                YEAR ENDED JUNE 30,
                                                    ------------------------------------------
                                                        2000            2001            2002
                                                    ---------       ---------       ---------
      Current:
           Federal ...........................      $    --         $    --          $   --
           State and local ...................           --              --              --
           Foreign ...........................           --              --               281
                                                    ---------       ---------       ---------
                     Total current ...........           --              --               281
      Deferred federal and state .............        (11,437)       (115,362)        (99,152)
                                                    ---------       ---------       ---------
                     Total income tax benefit       $ (11,437)      $(115,362)      $ (98,871)
                                                    =========       =========       =========

                     CHECKFREE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (Continued)



      Income tax expense differs from the amounts computed by applying the U.S. federal statutory income tax rate of 35 percent to income before income taxes as a result of the following (in thousands):

                                                                        YEAR ENDED JUNE 30,
                                                            -----------------------------------------
                                                              2000            2001             2002
                                                            ---------       ---------       ---------
      Computed "expected" tax benefit ................      $ (15,315)      $(167,243)      $(188,937)
       Nondeductible in-process research and
         development of acquired businesses ..........          2,415           6,510            --
      Nondeductible intangible amortization ..........          3,572          60,346         101,294
      State and local taxes, net of federal income tax
         benefits ....................................         (1,636)        (14,917)        (11,685)
      Other, net .....................................
                                                                 (473)            (58)            457
                                                            ---------       ---------       ---------
                    Total income tax benefit .........      $ (11,437)      $(115,362)      $ (98,871)
                                                            =========       =========       =========


      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 30, 2001 and 2002 are as follows (in thousands):

                                                                            JUNE 30,
                                                                   -------------------------
                                                                      2001            2002
                                                                   ---------       ---------
      Deferred tax assets:
           Federal and state net operating loss carryforwards      $  72,972       $  80,692
           Federal and state tax credit carryforwards .......          4,300           5,311
           Allowance for bad debts and returns ..............          1,278             951
           Accrued compensation and related items ...........          1,420           1,227
           Stock warrants ...................................         21,484          18,298
           Property and equipment ...........................            602             451
           Other investments ................................          3,335           3,143
           Deferred revenue .................................          2,749           2,254
           Reserve accruals .................................          8,172           7,188
                                                                   ---------       ---------
                          Total deferred tax assets .........        116,312         119,515
      Deferred tax liabilities:
           Capitalized software .............................        (69,864)        (24,063)
           Intangible assets ................................       (174,482)       (123,629)
           Prepaid expenses .................................            (94)           --
                                                                   ---------       ---------
                          Total deferred tax liabilities ....       (244,440)       (147,692)
                                                                   ---------       ---------
                           Net deferred tax liabilities .....      $(128,128)      $ (28,177)
                                                                   =========       =========


      At June 30, 2002, the Company has approximately $218,671,203 of state and $196,561,289 of federal net operating loss carryforwards available, expiring in 2009 to 2016 and 2009 to 2022, respectively. Additionally, at June 30, 2002, the Company has approximately $868,297 of state and $4,746,364 of federal tax credit carryforwards available, expiring in 2008 to 2012 and 2009 to 2022, respectively.

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

                     CHECKFREE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (Continued)



      NOTE 19.  SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION


                                                                            YEAR ENDED JUNE 30,
                                                             -----------------------------------------------
                                                                  2000             2001              2002
                                                              -----------       -----------       -----------
                                                                                (IN THOUSANDS)
      Interest paid ....................................      $     5,982       $    12,119       $    12,041
                                                              ===========       ===========       ===========
      Income taxes paid (received), net ................      $      (229)      $    (1,442)      $        49
                                                              ===========       ===========       ===========
      Supplemental disclosure of non-cash investing and
           financing activities:
           Capital lease additions and purchase of other
                long-term assets .......................      $     5,688       $     5,716       $     1,539
                                                              ===========       ===========       ===========
           Stock funding of 401(k) match ...............      $     1,059       $     2,487       $     3,621
                                                              ===========       ===========       ===========
           Stock funding of Associate Stock Purchase
                Plan ...................................      $     2,287       $     3,587       $     4,433
                                                              ===========       ===========       ===========
           Purchase price of business acquisitions .....      $   239,900       $ 1,351,649       $      --
                Issuance of common stock and stock
                  options pursuant to acquisitions .....         (240,000)       (1,350,083)             --
                Cash acquired in acquisitions ..........           (9,052)          (97,200)             --
                Acquisition costs paid in prior period .             --                (965)             --
                                                              -----------       -----------       -----------
                     Net cash received .................      $    (9,152)      $   (96,599)      $      --
                                                              ===========       ===========       ===========

      NOTE 20.  BUSINESS SEGMENTS

      The Company operates in three business segments - Electronic Commerce, Software and Investment Services. These reportable segments are strategic business units that offer different products and services. A further description of each business segment along with the Corporate services area follows:

      - Electronic Commerce - Electronic Commerce provides services that allow consumers to receive electronic bills through the Internet, pay bills received electronically or in paper form to anyone and perform ordinary banking transactions including balance inquiries, transfers between accounts and on-line statement reconciliation. These services are primarily directed to financial institutions, internet financial sites, personal financial management software providers and the customers of these businesses.

      - Software - Software includes software products and related services for electronic billing, ACH processing and account reconciliation. These products and services are primarily directed to large corporations and financial institutions.

      - Investment Services - Investment Services includes investment portfolio management services and investment trading and reporting services. These products and services are primarily directed to fee-based money managers and financial planners who manage investments of institutions and high net worth individuals.

      - Corporate - Corporate services include human resources, legal, finance and various other of the Company's unallocated overhead charges.

      The accounting policies of the segments are the same as those described in
      Note 1 "Summary of Significant Accounting Policies." The Company evaluates performance based on revenues and operating income (loss) of the respective segments. Segment operating income (loss) excludes intangible asset amortization, in-process research and development costs and significant one-time charges related to various business and asset acquisitions. There are no intersegment sales.

                     CHECKFREE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (Continued)



      The following sets forth certain financial information attributable to the Company's business segments for the years ended June 30, 2000, 2001 and 2002:

                                                                         YEAR ENDED JUNE 30,
                                                         -----------------------------------------------
                                                              2000             2001              2002
                                                          -----------       -----------       -----------
                                                                           (IN THOUSANDS)
         Revenues:
            Electronic Commerce ....................      $   213,391       $   301,532       $   352,054
            Software ...............................           42,012            62,175            58,849
            Investment Services ....................           54,792            69,613            79,574
                                                          -----------       -----------       -----------
                    Total ..........................      $   310,195       $   433,320       $   490,477
                                                          ===========       ===========       ===========


      Segment operating income (loss):
            Electronic Commerce ....................      $   (18,248)      $   (13,083)      $    39,010
            Software ...............................           10,536               837             5,789
            Investment Services ....................           15,830            20,347            24,376
            Corporate ..............................          (26,120)          (35,746)          (36,500)
                                                          -----------       -----------       -----------
                    Total ..........................          (18,002)          (27,645)           32,675
      Purchase accounting amortization .............          (18,517)         (393,436)         (394,009)
      Impairment of intangible assets ..............             --                --            (155,072)
      Reorganization charge ........................             --                --             (16,365)
      One-time marketing charge ....................             --             (25,000)             --
      In-process research and development ..........           (6,900)          (18,600)             --
      Charge associated with warrants ..............             --                --              (2,748)
      Net other income (expense) ...................             (338)          (13,816)           (4,302)
                                                          -----------       -----------       -----------
                    Total loss before income taxes .      $   (43,757)      $  (478,497)      $  (539,821)
                                                          ===========       ===========       ===========


      Identifiable assets:
            Electronic Commerce ....................      $   102,220       $ 1,603,069       $ 1,218,340
            Software ...............................          273,120           206,746            63,792
            Investment Services ....................           47,246            50,113            41,347
            Corporate ..............................          290,528           324,025           313,998
                                                          -----------       -----------       -----------
                    Total ..........................      $   713,114       $ 2,183,953       $ 1,637,477
                                                          ===========       ===========       ===========


      Capital expenditures:
            Electronic Commerce ....................      $    18,299       $    28,355       $    15,654
            Software ...............................            1,773             2,938             2,074
            Investment Services ....................            2,868             6,771             2,643
            Corporate ..............................           16,555             9,317             3,148
                                                          -----------       -----------       -----------
                    Total ..........................      $    39,495       $    47,381       $    23,519
                                                          ===========       ===========       ===========

      Depreciation and amortization:
            Electronic Commerce ....................      $    19,282       $   350,277       $   385,729
            Software ...............................           12,317            62,485            32,887
            Investment Services ....................            7,634             9,421            10,706
            Corporate ..............................            3,597             5,312             6,243
                                                          -----------       -----------       -----------
                    Total ..........................      $    42,830       $   427,495       $   435,565
                                                          ===========       ===========       ===========

                     CHECKFREE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (Continued)



      No single customer accounted for 10% or more of consolidated revenues for the year ended June 30, 2000. For the years ended June 30, 2001 and 2002, one customer accounted for $44,500,000 and $60,022,000 of consolidated revenues, respectively. Revenues for that customer were generated through the Electronic Commerce and Software segments for the year ended June 30, 2001 and through the Electronic Commerce, Software and Investment Services segments for the year ended June 30, 2002. Foreign sales for the year ended June 30, 2000 were insignificant. Foreign sales based on the location of the customer, for the years ended June 30, 2001 and 2002 were $7,636,000 and $10,772,000, respectively.

      Long-lived assets by geographic area are as follows (in thousands):

                                                         YEAR ENDED JUNE 30,
                                                      -------------------------
                                                         2001           2002
                                                      ----------     ----------
      United States ......................            $1,804,275     $1,238,961
      Other ..............................                 2,471          3,151
                                                      ----------     ----------
                    Total ................            $1,806,746     $1,242,112
                                                      ==========     ==========


      NOTE 21.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

      The following quarterly financial information for the years ended June 30, 2001 and 2002 includes all adjustments necessary for a fair presentation of quarterly results of operations (in thousands, except per share data):

                                                                            QUARTER ENDED
                                            --------------------------------------------------------------------------
                                               SEPTEMBER 30           DECEMBER 31           MARCH 31         JUNE 30
                                            ------------------      ---------------      -------------      ---------
      FISCAL 2001
      Total revenue ..................      $           90,757      $       107,721      $     113,069      $ 121,773
      Loss from operations ...........                 (76,363)            (150,570)          (123,255)      (114,493)
      Net loss .......................                 (58,358)            (116,022)          (101,067)       (87,688)
      Basic earnings per share:
           Net loss per common share .      $            (0.91)     $         (1.34)     $       (1.17)     $   (1.01)
                                            ==================      ===============      =============      =========
           Equivalent number of shares                  64,216               86,286             86,682         86,774
                                            ==================      ===============      =============      =========
      Diluted earnings per share:
           Net loss per common share .      $            (0.91)     $         (1.34)     $       (1.17)     $   (1.01)
                                            ==================      ===============      =============      =========
           Equivalent number of shares                  64,216               86,286             86,682         86,774
                                            ==================      ===============      =============      =========


                                                                            QUARTER ENDED
                                            --------------------------------------------------------------------------
                                               SEPTEMBER 30           DECEMBER 31           MARCH 31         JUNE 30
                                            ------------------      ---------------      -------------      ---------
      FISCAL 2002
      Total revenue ..................      $          116,675      $       121,338      $     124,586      $ 127,878
      Loss from operations ...........                (112,045)            (258,251)           (95,337)       (69,886)
      Net loss .......................                 (88,947)            (215,133)           (77,459)       (59,411)
      Basic earnings per share:
           Net loss per common share .      $            (1.02)     $         (2.47)     $       (0.89)     $   (0.67)
                                            ==================      ===============      =============      =========
           Equivalent number of shares                  87,090               87,217             87,446         88,063
                                            ==================      ===============      =============      =========
      Diluted earnings per share:
           Net loss per common share .      $            (1.02)     $         (2.47)     $       (0.89)     $   (0.67)
                                            ==================      ===============      =============      =========
           Equivalent number of shares                  87,090               87,217             87,446         88,063
                                            ==================      ===============      =============      =========

                     CHECKFREE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (Continued)

      The sum of the quarterly loss per share does not equal the year-to-date loss per share for the respective fiscal periods, due to changes in the number of shares outstanding at each quarter-end.

      NOTE 22.  GUARANTOR FINANCIAL INFORMATION

      CheckFree Management Corporation is a guarantor of the Company's $172,500,000 convertible subordinated notes that were issued November 29, 1999. CheckFree Management Corporation was formed as a medical claims management subsidiary in order to appropriately minimize, control, and manage the medical claims liabilities of the Company and its subsidiaries. As of June 30, 2001 and 2002, the Company and its subsidiaries own approximately 89% of CheckFree Management Corporation. As of June 30, 2001 and 2002, the assets of CheckFree Management Corporation represent less than 2% of the total consolidated assets of the Company, and therefore, separate financial statements and financial disclosures are not deemed significant.